As filed with the Securities and Exchange Commission on November 22, 2010

Registration No. 333-164574

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BG Medicine, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	8071	04 3506204
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

610 Lincoln Street North

Waltham, Massachusetts 02451

(781) 890-1199

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Pieter Muntendam, M.D.

President and Chief Executive Officer

BG Medicine, Inc.

610 Lincoln Street North

Waltham, Massachusetts 02451

(781) 890-1199

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William T. Whelan, Esq. Scott A. Samuels, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000	Donald J. Murray, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	November 22, 2010

            Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the              shares of our common stock offered by this prospectus. We expect the public offering price to be between $             and $             per share.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “BGMD.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional              shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             , and our total proceeds, before expenses, will be $             .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2010.

Sole Book-Running Manager

UBS Investment Bank

Lead Manager

Lazard Capital Markets

Co-Managers

Baird	Cowen and Company

The date of this prospectus is                     , 2010

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains market data and industry forecasts that were obtained from industry publications, third party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we believe that the information from these publications is reliable, we have not independently verified, and make no representation as to the accuracy of, such information.

i

Prospectus summary

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk factors” and our consolidated financial statements and notes thereto that appear elsewhere in this prospectus. Unless otherwise indicated herein, the terms “we,” “our,” “us,” or “the Company” refer to BG Medicine, Inc. and its subsidiary.

OUR COMPANY

We are a life sciences company focused on the discovery, development and commercialization of novel diagnostic tests based on biomarkers for high-value market opportunities in healthcare that we identify. We believe that our tests will provide clinicians with improved information to better detect and characterize disease states. We believe that this information may enable physicians to achieve better patient outcomes and contain healthcare costs. We focus on blood-based tests that we intend to sell, subject to regulatory clearance or approval, through various channels, including through leading diagnostic instrument manufacturers that will offer our tests as novel assays on their instruments.

Our lead product, the BGM Galectin-3 test for heart failure, measures galectin-3 levels in blood plasma or serum. Galectin-3 is a protein that has been shown to play an important role in heart failure, which is a leading cause of death. Heart failure is a heterogenous condition that is characterized by the heart’s inability to pump blood efficiently to meet the requirements of organs in the body. According to the American Heart Association, heart failure affects an estimated 5.8 million Americans and we believe similar numbers in Europe. We have measured galectin-3 in more than six controlled studies involving over 2,200 patients with heart failure. In these studies, galectin-3 was found to be a strong independent predictor of mortality or hospitalization. We believe that the data from these studies indicate that heart failure patients with high levels of galectin-3 have a more progressive form of the disease, which we refer to as galectin-3-dependent heart failure. We believe that our galectin-3 test will provide physicians with meaningful information that may lead to more clinically- and cost-effective management of heart failure patients.

We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test, which we intend to make available in December 2010. This test is indicated for use in conjunction with clinical evaluation as an aid in assessing the prognosis of patients diagnosed with chronic heart failure. In addition, we obtained CE Mark in the European Union for a manual galectin-3 test in October 2009 and have begun limited sales and marketing activities in certain countries in Europe, but, to date, we have recognized only a limited amount of product revenue.

Although our manual BGM Galectin-3 test is an important element of our commercialization strategy, we believe that automated instrument versions of our test will be required for us to achieve broad customer acceptance and clinical adoption. We have entered into worldwide development and commercialization agreements with Abbott Laboratories, Alere Inc. and bioMérieux SA for the inclusion of our galectin-3 test on a variety of automated laboratory instruments, including point-of-care instruments. Under these agreements, we have the right to enter into two additional similar agreements with other diagnostic laboratory instrument manufacturers for use on their instruments.

In May 2010, we entered into a license and supply agreement with Laboratory Corporation of America, or LabCorp, under which LabCorp agreed to use commercially reasonably efforts to make galectin-3 testing available to physicians throughout the United States within 45 days of clearance by the FDA of our galectin-3 test. The LabCorp testing services will utilize the manual versions of our diagnostic test. Additionally, LabCorp has agreed to perform certain sales and marketing activities to promote galectin-3 testing.

We are also developing three other diagnostic product candidates for cardiovascular disease:

➢

a second indication of our galectin-3 test as a predictor of heart failure development in patients following heart attack or a related condition called unstable angina, a serious form of cardiac chest pain;

➢

AMIPredict to identify patients with a high risk of suffering a heart attack or stroke within the following two to four years, for which we are conducting validation studies that we expect to complete in the first half of 2011; and

➢	LipidDx, a novel protein biomarker, to aid in the management of common lipid disorders.

We will need to complete additional development activities for these other product candidates and submit these product candidates for regulatory clearance or approval prior to commercialization in each of the markets where we plan to introduce them. We currently plan to follow the same 510(k) regulatory pathway for these other product candidates in the United States that we followed for our galectin-3 test. We believe that the cardiovascular tests we are developing enable several promising new paradigms for the treatment of patients with cardiovascular disease.

As part of our strategy, we plan to use the patient samples and data generated from our existing and any new collaborations and initiatives to discover and advance the development and commercialization of our product candidates. For example, we initiated and are leading the HRP (“high-risk plaque”) initiative, for atherothrombotic cardiovascular disease, such as heart attack and stroke. This initiative, which we began in 2006, is sponsored by Abbott, AstraZeneca, Merck, Philips and Takeda. These sponsors have provided an aggregate of approximately $25 million to us to conduct studies that aim to discover and validate novel biomarkers that may be used to detect a patient’s risk for atherothrombosis. For example, one of the HRP-funded studies is a large prospective study known as the BioImage study. In consideration for leading the HRP initiative, we have acquired certain rights to use the samples collected in the BioImage study and the data generated from the study for our own product discovery and development studies, which we conduct using our proprietary biomarker discovery platform. In addition to the HRP initiative, in 2009, we partnered with the National Heart, Lung, and Blood Institute, or NHLBI, and Boston University to access samples and data from the Framingham Heart Study to conduct biomarker discovery studies.

OUR SOLUTION

We believe that the current medical model has limitations in its ability to manage disease treatment, which often relies on a trial-and-error approach to medical management and characterization of disease based on signs and symptoms. We believe that our diagnostic tests can play a central role in the solution to this important medical challenge by better matching patients with appropriate treatments and enabling early detection and characterization of diseases, leading to more effective and often lower cost treatments. In order to facilitate market acceptance and broad adoption of our biomarker-based diagnostic tests, we plan to make them available to the laboratories that perform these tests on behalf of physicians and their patients in several ways. We are pursuing three distinct paths for commercialization of our diagnostic tests, including sales of manual versions of our diagnostic tests through laboratory service providers, sales by us through certified clinical laboratories and sales of automated versions of our diagnostic tests through leading diagnostic instrument manufacturers for use on their instruments.

We believe that our solution offers several important benefits over existing approaches in diagnostics by:

➢

Enabling us to structure a discovery process for high-value market opportunities. We believe that our proprietary technology platform offers us an opportunity to initiate a structured process for discovering biomarkers for high-value market opportunities that we identify.

➢

Providing novel tests for use on laboratory instruments. We are focused on discovering, developing and commercializing biomarker-based diagnostic tests that can be sold through leading diagnostic instrument manufacturers for use as novel assays on their extensive installed base of laboratory instruments.

➢

Selecting and developing the best commercialization model for each test. Many factors influence how diagnostic tests are commercialized, including their complexity and ability to be offered as simple first generation products, potential need for rapid turn-around, testing volume and reimbursement level, among others. Our multi-pronged commercialization strategy allows us to consider these factors and tailor our commercialization strategy for each product in a manner that best suits the particular test, whether it be manual or automated, offered as in vitro diagnostic test kits to clinical laboratories or as a testing service directly to physicians or patients.

➢

Improving characterization of disease process. We are developing diagnostic tests to identify disease during the subclinical stage, or before signs and symptoms are present. We believe that early detection and characterization of disease can help physicians better match patients with appropriate treatments, resulting in better clinical outcomes.

➢

Reducing healthcare costs. We are developing novel diagnostic tests for costly disease states that place tremendous demands on healthcare systems. We believe that our tests can help improve medical management and care outcomes, while reducing healthcare costs in our target markets.

➢

Involving stakeholders to plan our discoveries. We involve payors, leading scientists and other stakeholders in the selection and execution of our discovery and development projects so that our diagnostic tests may better address unmet medical needs. We believe our approach, in which we identify a significant unmet medical need then attempt to discover a solution to meet the need, provides us with a competitive advantage relative to the prevailing paradigm of attempting to find or establish a market after making an academic discovery.

OUR STRATEGY

Our objective is to become a leader in discovering, developing and commercializing diagnostic tests based on novel biomarkers that we discover or in-license. Key elements of our strategy are to:

➢	Obtain regulatory clearance or approval for and launch our product candidates.

➢

Use patient samples and data generated from our partnerships with third-party payors and government programs to discover clinically-relevant biomarkers for high-value market opportunities using our proprietary biomarker discovery platform.

➢	Partner with leading laboratory service providers to provide widespread access to our tests upon clearance or approval.

➢

Partner with leading diagnostic laboratory instrument manufacturers for the development and commercialization of diagnostic tests that can be sold through the manufacturers for use as novel assays on their automated or point-of-care instruments.

➢	Continue to use patient samples and data generated from existing and new collaborations to successfully advance the development and commercialization of our products candidates.

➢	Retain primary commercial responsibility for our biomarker tests to drive market penetration and clinical support for our products.

RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous risks that could prevent us from successfully implementing our business strategy. These and other risks are discussed more fully in “Risk factors” immediately following this prospectus summary and include the following:

➢	We are an early stage company with a history of losses, and we expect to incur losses for at least the next several years and we may never achieve profitability.

➢

Although we recently received FDA clearance for our manual BGM Galectin-3 test for heart failure, we may not obtain regulatory clearance for our other diagnostic product candidates when expected, if at all.

➢	If the marketplace does not accept our galectin-3 test or any other diagnostic products we might develop, we may be unable to generate sufficient revenue to sustain and grow our business.

➢

Our business is dependent on our ability to successfully develop and commercialize novel diagnostic products and services based on biomarkers. If we fail to develop and commercialize diagnostic products, we may be unable to execute our business plan.

➢

If third parties assert that we have infringed their patents and proprietary rights or challenge the validity of our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming and delay or prevent the development or commercialization of our product candidates.

➢	We expect to expand our development, clinical research and marketing capabilities, and as a result, we may encounter difficulties in managing our growth.

COMPANY INFORMATION

We were incorporated in Delaware in February 2000 and later that year chose the name Beyond Genomics, Inc. In October 2004, we changed our name to BG Medicine, Inc. We maintain our operations at 610 Lincoln Street North, Waltham, Massachusetts 02451, and our phone number is (781) 890-1199. Our website address is www.bg-medicine.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

“BG Medicine,” the BG Medicine logo and BGM Galectin-3 are trademarks and service marks of BG Medicine, Inc. All other trademarks, service marks, trade names, logos and brand names identified in this prospectus are the property of their respective owners.

The offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We intend to use the net proceeds of this offering to fund the commercial launch of our lead product, BGM Galectin-3, including establishing a commercial organization and infrastructure; the development, potential regulatory submission and potential commercial launch activities for our other diagnostic product candidates, including our galectin-3 test to identify patients at elevated risk for heart failure following a heart attack, AMIPredict and LipidDx; our biomarker discovery efforts and potential clinical development of additional novel diagnostic product candidates; possible acquisitions of technologies, products or businesses to complement our business; and other general corporate purposes. See “Use of proceeds” for a more complete description of our intended use of the net proceeds from this offering.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	BGMD

The number of shares of common stock to be outstanding after the offering is based on 12,536,480 shares of common stock outstanding as of September 30, 2010, which reflects the conversion of our outstanding preferred stock discussed below. Unless otherwise indicated, the information contained in this prospectus, including the information above, excludes:

➢	2,442,662 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2010, with a weighted-average exercise price of $4.37 per share;

➢

521,098 shares of common stock reserved for future issuance under our 2001 Stock Option and Incentive Plan, or our 2001 Stock Plan, as of September 30, 2010; provided, however, that immediately upon completion of this offering, our 2001 Stock Plan will terminate so that no further awards may be granted under our 2001 Stock Plan;

➢

an aggregate of up to 1,199,976 shares of common stock reserved for future issuance under our 2010 Employee, Director and Consultant Stock Plan, or our 2010 Stock Plan, which will become effective upon completion of the offering;

➢	1,217,197 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2010, with a weighted-average exercise price of $0.54 per share;

➢	138,449 shares of common stock issuable upon the exercise of outstanding warrants issued on November 4, 2010, with a weighted-average exercise price of $0.02 per share; and

➢	the shares of common stock that will be issued upon the automatic net exercise of a warrant to purchase 14,018 shares of our common stock upon the completion of this offering.

Unless otherwise indicated, the information we present in this prospectus:

➢	reflects the conversion of all of our outstanding preferred stock into 9,541,931 shares of our common stock immediately prior to completion of this offering;

➢

reflects the issuance of             shares of our common stock upon the automatic conversion of $6.0 million in principal amount of outstanding bridge notes issued pursuant to the agreement described below, at an assumed initial public offering price of $             per share, which is the midpoint of the price range on the cover page of this prospectus;

➢	assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional shares of our common stock; and

➢	reflects the effectiveness of our restated certificate of incorporation and restated bylaws upon completion of this offering.

In addition, unless otherwise indicated, all information in this prospectus gives effect to a 1-for-1.6667 reverse split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part.

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of convertible promissory notes, or bridge notes, to certain of our principal stockholders. We refer to this financing as our bridge note financing. We issued $4.0 million of the bridge notes as of September 30, 2010 and the balance of $2.0 million in November 2010. Interest on the bridge notes accrues at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon, will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price. Assuming an initial public offering price of $             per share, which is the mid-point of the price range on the cover page of this prospectus, the $6.0 million principal amount of the outstanding bridge notes will convert into approximately             shares of our common stock. In connection with the bridge note financing, we issued warrants to purchase 415,347 shares of our common stock. The warrants will be exercisable at an exercise price of $0.02 per share.

If the actual initial public offering price is not equal to the assumed initial public offering price of $             per share, the number of shares of common stock into which the bridge notes will convert upon completion of this offering will differ from that set forth above. A $1.00 decrease in the assumed initial public offering price of $             per share would increase the number of shares of common stock issuable upon the conversion of bridge notes by an aggregate of              shares. A $1.00 increase in the assumed initial public offering price of $             per share would decrease the number of shares of common stock issuable upon the conversion of the bridge notes by an aggregate of              shares. Following the closing of this offering, the actual shares of common stock to be issued will be based on the amount of accrued interest then outstanding and the actual initial public offering price.

Summary consolidated financial data

The following tables present a summary of our consolidated financial data for the periods, and as of the dates, indicated. Our summary consolidated statements of operations data for each of the three years in the period ended December 31, 2009 and the summary consolidated balance sheet data as of December 31, 2009 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2009 and 2010, and the consolidated balance sheet data as of September 30, 2010, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our summary consolidated financial data should be read together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The report from our independent registered public accounting firm on our 2009 consolidated financial statements expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern.

	Years ended December 31,			Nine months ended September 30,
Consolidated statements of operations data:	2007	2008	2009	2009	2010
	(in thousands, except share and per share amounts)
Revenue	$8,982	$14,580	$8,490	$8,117	$620

Operating expenses:
Cost of revenue	7,301	13,822	8,431	7,902	650
Research and development	5,832	6,858	8,527	6,502	5,596
Selling, general and administrative	3,820	4,475	7,520	5,541	6,224
Costs related to abandoned stock offering	3,154	—	—	—	—
Gain on sale of property and equipment	(118)	—	—	—	—

Total operating expenses	19,989	25,155	24,478	19,945	12,470

Loss from operations	(11,007)	(10,575)	(15,988)	(11,828)	(11,850)

Interest income	302	422	121	102	4
Interest expense(1)	(689)	(4,921)	(244)	(203)	(1,964)
Other income (expense)	—	—	(26)	29	(29)

Net loss	(11,394)	(15,074)	(16,137)	(11,900)	(13,839)
Accretion of redeemable convertible preferred stock	(368)	(872)	(977)	(727)	(769)

Net loss attributable to common stockholders	$(11,762)	$(15,946)	$(17,114)	$(12,627)	$(14,608)

Net loss attributable to common stockholders per share — basic and diluted	$(4.14)	$(5.52)	$(5.84)	$(4.32)	$(4.93)

Weighted-average common shares outstanding used in computing per share amounts — basic and diluted	2,843,773	2,889,513	2,930,818	2,925,131	2,963,626
Pro forma net loss attributable to common stockholders per share — basic and diluted(2)			$(1.29)		$(1.11)

Pro forma weighted-average common shares outstanding used in computing per share amounts — basic and diluted(2)			12,472,749		12,505,557

footnotes on following page

(1)	Interest expense in 2008 and in the nine months ended September 30, 2010 includes non-cash charges of $4.0 million and $1.7 million, respectively, related to expense arising from the issuance of warrants issued in connection with convertible debt that were accounted for as debt discount and beneficial conversion features on convertible debt. Such amounts were immediately recognized as interest expense because the debt was due upon demand.

(2)	Net loss used in computing pro forma basic and diluted net loss per share and the number of weighted-average common shares used in computing pro forma basic and diluted net loss per share give effect to the automatic conversion of all of our outstanding convertible preferred stock into 9,541,931 shares of common stock upon the completion of this offering as if such conversion had occurred at the beginning of the period.

The following table sets forth consolidated balance sheet data as of September 30, 2010:

➢	on an actual basis;

➢

on an unaudited pro forma basis to give effect upon the completion of this offering to (i) the automatic conversion of all shares of our convertible preferred stock outstanding at September 30, 2010 into an aggregate of 9,541,931 shares of our common stock; (ii) the conversion of warrants to purchase 92,305 shares of our convertible preferred stock into warrants to purchase 55,381 shares of our common stock; (iii) the issuance in November 2010 of the remaining $2.0 million in principal amount of bridge notes and the issuance of warrants to purchase 138,449 shares of our common stock, which resulted in a charge to operations totaling $1.0 million; and (iv) the issuance of              shares of our common stock upon the automatic conversion of $6.0 million in principal amount of outstanding bridge notes upon the completion of this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range on the cover page of this prospectus;

➢

on an unaudited pro forma as adjusted basis to give effect to the pro forma adjustments described above and the receipt by us of $             million from the sale of shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The unaudited pro forma and pro forma as adjusted consolidated balance sheet data is presented for informational purposes only and does not purport to represent what our consolidated financial position actually would have been had the transactions reflected occurred on the dates indicated or to project our financial condition as of any future date.

	As of September 30, 2010
Consolidated balance sheet data:	Actual	Pro forma	Pro forma as adjusted(1)
	(unaudited)
	(in thousands)
Cash, cash equivalents and marketable securities	$2,855	$4,855
Deferred offering costs	1,484	1,484
Total assets	5,969	7,969
Warrant liability	509	46
Long-term debt and capital leases, including current portion	4,509	388
Total liabilities	9,008	4,424
Redeemable convertible preferred stock	71,828
Convertible preferred stock	1,708
Accumulated deficit	(92,415)	(93,433)
Total stockholders’ (deficit) equity	(74,867)	3,545

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted cash, cash equivalents and marketable securities, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus, including our consolidated financial statements and the related notes, before deciding to invest in our common stock. If any of the events or developments described below occurs, our business, financial condition or results of operations could be negatively affected. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND STRATEGY

We are an early stage company with a history of losses, we expect to incur losses for at least the next several years, and we may never achieve profitability.

We have incurred substantial net losses since our inception in February 2000. For the years ended December 31, 2007, 2008 and 2009, we incurred net losses of $11.4 million, $15.1 million and $16.1 million, respectively, and for the nine months ended September 30, 2010, we incurred a net loss of $13.8 million. Our accumulated deficit was approximately $92.4 million at September 30, 2010. We expect to continue to incur substantial net losses for at least the next several years, and these losses are likely to increase in the near-term.

Historically, we have generated limited revenue from our biomarker discovery and analysis services agreements. Additionally, we have only recently begun limited marketing and sales activities in Europe relating to our first diagnostic test for galectin-3, and, to date, we have recognized only a limited amount of product revenue. As we continue the discovery and development of our diagnostic product candidates, our expenses are expected to increase significantly. Accordingly, we will need to generate significant revenue to achieve profitability. We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test, which we intend to make available in December 2010. Even as we begin selling this test and potentially other products, we expect our losses to continue as a result of ongoing research and development expenses, as well as increased manufacturing, sales and marketing expenses. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ equity. Because of the numerous risks and uncertainties associated with our product development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, our business, financial condition and results of operations will be negatively affected and the market value of our common stock will decline.

We may not have sufficient resources to continue as a going concern without the proceeds from this offering.

We have received a report from our independent registered public accounting firm on the 2009 financial statements that contains an explanatory paragraph stating that our stockholders’ deficit, recurring net losses and history of negative cash flows from operations raise substantial doubt about our ability to continue as a going concern. We anticipate that our existing cash resources are not sufficient to fund our current business plans beyond the end of January 2011. We cannot be certain that additional financing will be available in sufficient amounts or on terms acceptable to us, if at all. We believe that the successful completion of this offering will allow us to meet our anticipated cash requirements at least through 2012. If we are unable to successfully complete this offering, we will need to obtain alternative financing and modify our operational plans in order to continue as a going concern.

Risk factors

Our business is dependent on our ability to successfully develop and commercialize novel diagnostic products and services based on biomarkers. If we fail to develop and commercialize diagnostic products, we may be unable to execute our business plan.

Historically, we have generated revenue from initiatives, collaborations and biomarker discovery and analysis services agreements with pharmaceutical companies and healthcare organizations. Our current business strategy, however, focuses on discovering, developing and commercializing diagnostic products and services based on biomarkers, and we do not expect to continue to receive significant revenue from performing biomarker discovery and analysis services for third parties. The success of our business will depend on our ability to develop and commercialize diagnostic products based on the candidates that we currently have in our product pipeline, as well as others that we might develop internally or in-license in the future.

Prior to commercializing our diagnostic products, we are required to undertake time-consuming and costly development activities, sometimes including clinical studies, and to obtain regulatory clearance or approval, for which the outcome is uncertain. We have limited experience in taking biomarker discovery projects through the development and commercialization stages. There are considerable risks involved in these activities. The science and methods that we are employing are innovative and complex, and it is possible that our product development programs will ultimately not yield diagnostic tests for commercialization. Products that appear promising in early development may fail to be validated in subsequent studies, and even if we achieve positive results, we may still fail to obtain the necessary regulatory clearances or approvals. Few research and development projects result in commercial products, and perceived viability in early clinical studies often is not replicated in later studies. At any point, we may abandon development of a product candidate, or we may be required to expend considerable resources obtaining additional clinical and nonclinical data, which would adversely impact the timing for generating potential revenue from those product candidates. Further, our ability to develop and launch diagnostic tests is dependent on our receipt of substantial additional funding either through this offering or other financing transactions. If our discovery and development programs yield fewer commercial products than we expect, we may be unable to execute our business plan, and our business, financial condition and results of operations may be adversely affected.

We may not be able to commercialize our galectin-3 test or complete our AMIPredict studies as described in this prospectus in the timeframes we expect.

We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test, which we intend to make available in December 2010. In addition, we are currently conducting additional validation studies using the automated version of our AMIPredict product candidate and expect to complete these validation studies in the first half of 2011. There are a variety of risks and uncertainties that may cause delays in, or prevent us from, successfully commercializing our galectin-3 test or achieving these development milestones in accordance with our planned timeline, or at all, which we explain in greater detail in the sections titled “Business — BGM galectin-3 in heart failure — Overview,” “Business — BGM galectin-3 in heart failure — Commercialization” and “Business — AMIPredict for acute atherothrombosis (cause of heart attack or stroke) — Additional studies planned.” Delays may result from unanticipated problems in product development, an inability to obtain regulatory clearance or approval on a timely basis, and an inability to successfully enter into partnerships with diagnostic laboratory instrument companies and other risks described elsewhere in this prospectus.

We may never successfully commercialize our diagnostic tests. If we are unable to execute our commercialization strategy, we may be unable to generate sufficient revenue to sustain our business.

We are an early stage company and have engaged in only limited sales and marketing activities for our first product, the BGM Galectin-3 test for heart failure. To date, we have recognized only a limited

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amount of product revenue. We are in the process of transitioning into a commercial organization, and we have only very limited experience to date in conducting commercial activities.

We anticipate that a substantial portion of any future product revenue will come from sales of our galectin-3 test. We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test, which we intend to make available in December 2010. In addition, the test has obtained CE Mark in the European Union, but we have commenced only limited sales and marketing activities in the region.

Our success in commercializing our galectin-3 test and any other product candidates that we are able to develop will require that we expand or develop a wide variety of operational functions with which to date we have had little or no experience. We intend to retain worldwide marketing rights to our products, and we will be primarily responsible for generating demand, increasing market adoption, working with payors to make reimbursement and coverage determinations and ensuring that our biomarker-based tests realize their market potential. To accomplish this, we will need to create a commercial infrastructure that we do not currently have. We have hired a senior sales executive, but to execute our strategy we also plan to hire a limited number of professionals to form our specialty sales force. Sales professionals with the necessary technical and business qualifications we plan to hire are in high demand, and we may have difficulty hiring or retaining them. We plan to distribute and market our products initially through U.S. national and regional laboratory service providers, such as LabCorp, and through large diagnostic laboratory instrument manufacturers, such as Abbott Diagnostics, Alere Inc., or Alere, and bioMérieux SA, or bioMérieux. Moreover, even if we are able to implement this strategy, we will be largely dependent on these third parties for the commercial success of our products. They may not deploy the resources we would like them to, and our revenue would then suffer. In addition, we could become embroiled in disputes with these parties regarding the terms of any agreements, their performance or intellectual property rights. Any dispute could disrupt the sales of our products and adversely affect our reputation and revenue. Our strategy to leverage the expertise, marketing resources and installed base of these potential partners may ultimately fail.

If the marketplace does not accept our galectin-3 test or any other diagnostic products we might develop, we may be unable to generate sufficient revenue to sustain and grow our business.

Even though we believe that the manual version of our BGM Galectin-3 test and our other diagnostic product candidates represent promising commercial opportunities, our products may never gain significant acceptance in the marketplace and therefore never generate substantial revenue or profits for us. As is the case with all novel biomarkers, we must establish a market for our galectin-3 test and build that market through physician education and awareness programs. We have built and launched an educational website for Europe supporting the clinical utility of our galectin-3 test for use in heart failure. Publication in peer review journals of results from studies using our products will be an important consideration in the adoption by physicians of our products. The process of publication in leading medical journals is subject to a peer review process. Peer reviewers may not consider the results of our galectin-3 studies sufficiently novel or worthy of publication. Failure to have our studies published in peer review journals may adversely affect adoption of our products.

Under our collaboration agreements with Abbott, Alere and bioMérieux for the commercialization of our galectin-3 test, we bear primary responsibility for validating the clinical utility of our galectin-3 test. We are also responsible for promoting the utility of the galectin-3 biomarker, including developing and executing plans to raise awareness of, and create demand for, our galectin-3 test among clinicians and payors, as well as developing and implementing a reimbursement strategy for our galectin-3 test. We have little experience in these types of activities. We may be unable to demonstrate that our galectin-3 test provides incremental benefits over currently available heart failure diagnostic tests sufficient to

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ensure adoption of our test. Our ability to successfully commercialize the diagnostic products that we may develop will depend on numerous factors, including:

➢	whether healthcare providers believe our galectin-3 test and any other diagnostic tests that we successfully develop provide sufficient incremental clinical utility;

➢	whether the medical community accepts that our diagnostic products have sufficient sensitivity and specificity to be meaningful in patient care and treatment decisions; and

➢	whether health insurers, government health programs and other third-party payors will cover and pay for our diagnostic tests and the amount they will reimburse.

These factors may present obstacles to commercial acceptance of our diagnostic product candidates. If these obstacles arise, we may need to devote substantial time and money to surmount these obstacles, and we might not be successful. Failure to achieve widespread market acceptance of our diagnostic products would materially harm our business, financial condition and results of operations.

Health insurers and other third-party payors may decide not to cover our diagnostic products or may provide inadequate reimbursement, which could jeopardize our commercial prospects.

In the United States, the regulatory process that allows diagnostic tests to be marketed is independent of any coverage determinations made by third-party payors. For new diagnostic tests, private and government payors decide whether to cover the test, the reimbursement amount for a covered test and the specific conditions for reimbursement. Physicians may order diagnostic tests that are not reimbursed by third-party payors, but coverage determinations and reimbursement levels and conditions are critical to the commercial success of a diagnostic product.

Each third-party payor makes its own decision about which tests it will cover and how much it will pay, although many payors will follow the lead of Medicare. As a result, the coverage determination process is often a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products to each payor separately, with no assurance that approval will be obtained. If third-party payors decide not to cover our diagnostic tests or if they offer inadequate payment amounts, our ability to generate revenue from our diagnostic tests could be limited. Even if one or more third-party payors decides to reimburse for our tests, a third-party payor may stop or lower payment at any time, which would reduce revenue. We intend to develop a strategy to advocate for desired coverage and payment levels, which will include aligning ourselves with third-party payors to encourage the acceptance of our products. However, we cannot predict whether third-party payors will cover our tests or offer adequate reimbursement. We also cannot predict the timing of such decisions. In addition, physicians or patients may decide not to order our tests if third-party payments are inadequate, especially if ordering the test could result in financial liability for the patient.

In the United States, the American Medical Association assigns specific Current Procedural Terminology, or CPT, codes, which are a medical nomenclature used to report medical procedures and services under public and private health insurance plans. Once the CPT code is established, the Centers for Medicare and Medicaid Services, or CMS, establishes reimbursement payment levels and coverage rules for Medicare, and private payors establish rates and coverage rules independently. We have initiated the process to obtain an analyte-specific CPT code for measuring galectin-3 in plasma or serum. Based on the AMA’s submission process, we expect to be eligible to obtain an analyte-specific CPT Code for galectin-3 testing on the 2013 Clinical Laboratory Fee Schedule or thereafter. However, we cannot guarantee that our galectin-3 test will receive its own analyte-specific CPT code and will be approved for reimbursement by Medicare or other third-party payors. Additionally, any or all of our diagnostic tests developed in the future may not be approved for reimbursement or may be approved at a level that limits our commercial success.

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In addition, payment for diagnostic tests furnished to Medicare beneficiaries is made based on a fee schedule set by CMS in most instances. In recent years, payments under these fee schedules have decreased and may decrease more, which could jeopardize our commercial prospects. Reimbursement decisions in the European Union and in other jurisdictions outside of the United States vary by country and region and there can be no assurance that we will be successful in obtaining adequate reimbursement.

We expect to face intense competition, often from companies with greater resources and experience than us.

The diagnostics industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we do. Some of these competitors and potential competitors have more experience than we do in the development of diagnostic products, including validation procedures and regulatory matters. In addition, we expect that our diagnostic products, if successfully developed, will compete with product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we do. We are aware of other diagnostic tests under development, which, if successfully developed and commercialized, would compete with our products. Our competitors, some of whom we collaborate with and will rely on to commercialize our products, may include established diagnostics companies, such as Abbott, Beckman Coulter, Roche Diagnostics, General Electric, Alere, LabCorp, Ortho Clinical Diagnostics, Mitsubishi, Philips and Siemens. We may also compete with national laboratory services providers with extensive service networks for diagnostic tests, such as LabCorp and Quest Diagnostics, and specialized laboratories, such as Genzyme Genetics and Myriad Genetics. Companies that may compete with us in cardiovascular disease, immune disorders and central nervous system disorders include Athena Diagnostics, Atherotech, Celera Group, Dako, diaDexus, QIAGEN, Liposcience, Rules-Based Medicine and XDx. If we are unable to compete successfully, we may be unable to grow and sustain our revenue.

We are dependent on third parties for the patient samples that are essential to our biomarker discovery and diagnostics product development plans.

To pursue our biomarker discovery and diagnostics product development program, we will need access, over time, to thousands of patient samples, including blood, blood plasma and serum, urine and other fluids. We do not have direct access to a supply of patient samples. As a result, we have made arrangements with third parties, such as academic medical centers, government programs and payors such as Humana, that we believe will give us access to a significant number of patient samples over the coming years. Most of the institutions and physicians from which we obtain biological specimens that we use in our research and validation work are “Covered Entities” under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Under this law, these parties may have to obtain proper authorization from their patients for the subsequent use of those samples and associated clinical information. We are not presently a Covered Entity or a Business Associate of a Covered Entity subject to HIPAA; however, we may become a Covered Entity or a Business Associate of a Covered Entity in the future, if we provide clinical laboratory testing services. We may lose access to patient samples provided by such third parties, or have that access limited, because the third parties decrease the number of patient samples they provide, due to changes in privacy laws governing the use and disclosure of medical information or due to changes in the laws restricting our ability to obtain patient samples and associated information. In certain instances, we owe the party providing the samples for our research programs payments which may be related to the sales of products derived from those research programs. In addition, we may be forced to actively pursue patient samples from other sources for the diagnostic testing indications we pursue, which could be expensive and time consuming. If we fail to secure and maintain an adequate supply of patient samples, or if our existing supply arrangements are terminated or

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result in access to fewer samples than expected, our ability to pursue our biomarker discovery and development efforts may be slowed or halted, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party suppliers for some of our laboratory instruments and supplies used in biomarker discovery and development and we will rely on third-party suppliers for the commercialization of our products. If any of these supply arrangements are interrupted or terminated, we may not be able to find adequate replacements on a timely basis or at all.

We rely on mass spectrometry equipment and other advanced instruments from Applied Biosystems and other vendors to generate the vast majority of data for our biomarker discovery and development projects. In addition, we anticipate that we will rely on Abbott, Alere, bioMérieux and other vendors to supply us with laboratory immunochemistry instruments and reagents for the development and future commercialization of the BGM Galectin-3 test for heart failure, AMIPredict and future diagnostic product candidates. If we were to lose any of these suppliers or if our suppliers were to become unwilling or unable to provide these materials in required quantities or on our required timelines, we would be required to identify new suppliers with similar instrumentation, reagents and software capable of supporting our discovery and development efforts based on our proprietary technologies, or possibly modify our discovery and development processes and procedures. If supplies for the BGM Galectin-3 test for heart failure, AMIPredict or any future diagnostic product candidates are interrupted or terminated, we may need to repeat some or all of our development studies for such products, and we may need to seek a new or amended FDA registration for such products. We may not be able to identify or contract with acceptable replacement sources on a timely basis, on acceptable terms, or at all. If we are able to identify other suppliers, there is no guarantee that we would be able to transfer our technologies to new instruments and equipment or substitute reagents or other materials with comparable results or on a timely basis. We may also become involved in disputes with our third-party suppliers or we may become party to disputes between these suppliers and other parties, which could be expensive and time consuming. Delays or difficulties experienced with these third-party suppliers would have a material adverse effect on our business, financial condition and results of operations.

We may need to raise additional capital in the future. If we are unable to secure adequate funds on terms acceptable to us, we may be unable to execute our business plan.

We expect to continue to incur substantial net losses for at least the next several years. We believe that our current cash, cash equivalents and marketable securities, together with the expected net proceeds from this offering, will be sufficient to meet our anticipated cash requirements at least through 2012. If we incur delays in commencing commercialization of our galectin-3 test or in achieving significant product revenue, or if we encounter other unforeseen adverse business developments, we may exhaust our capital resources prior to this time.

We cannot be certain that additional capital will be available when needed or that our actual cash requirements will not be greater than anticipated. Financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend on various factors, such as market conditions and our financial condition and outlook. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant

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restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If we are unable to obtain financing on terms favorable to us, we may be unable to execute our business plan and we may be required to cease or reduce development or commercialization of our product candidates, sell some of all of our technology or assets or merge with another entity.

Declining general economic or business conditions may have a negative impact on our business.

Continuing concerns over U.S. healthcare reform legislation and energy costs, geopolitical issues, the availability and cost of credit and government stimulus programs in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, combined with low business and consumer confidence and high unemployment, precipitated an economic slowdown and recession. If the economic climate does not improve or continues to deteriorate, our business, including our access to patient samples and the addressable market for diagnostic tests that we may successfully develop, as well as the financial condition of our suppliers and our third-party payors, could be adversely affected, resulting in a negative impact on our business, financial condition and results of operations.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If the combination of patents, trade secrets and contractual provisions that we rely on to protect our intellectual property proves inadequate, our ability to successfully commercialize our proposed products will be harmed and we may never be able to operate our business profitably.

Our success depends, in large part, on our ability to protect proprietary methods, discoveries and diagnostic tests that we develop under the patent and other intellectual property laws of the United States and other countries, so that we can seek to prevent others from unlawfully using our inventions and proprietary information. We rely on both patents and trade secrets to protect the proprietary aspects of our methods and discoveries. We have a non-exclusive license to practice and commercialize technology covered by two issued U.S. patents and their foreign counterparts that relate to our methods for discovering biomarkers. As of November 1, 2010, we had 20 pending patent applications filed either with the U.S. Patent and Trademark Office or under the Patent Cooperation Treaty, or PCT, and foreign counterparts of certain of these patent applications. A subset of the intellectual property that we own or license relates to our galectin-3 test for heart failure. This intellectual property includes U.S. Patent Application No. 10/575,745 exclusively licensed from ACS Biomarker B.V. and nine corresponding patent applications pending in the United States and abroad. On October 1, 2010, we received a notice of allowance for U.S. Patent Application No. 10/575,745 from the U.S. Patent and Trademark Office. The patent issuing from this allowed U.S. patent application could expire as early as 2025. We own a U.S. and a PCT application relating to a specific method and kit for detecting galectin-3. Any patent issuing from this U.S. application could expire as early as 2029. In addition, we own two U.S. patent applications related to methods for clinical evaluation of subjects and therapies based on galectin-3 measurements. For the diagnostic tests that we develop based on our biomarker discoveries, we expect to rely primarily on patent protection. We have filed or have license rights to a number of patent applications related to our proprietary methods and diagnostic tests, but we do not yet have any issued patents in the United States or Europe. Moreover, several of our owned and licensed patent applications are in an early stage of prosecution, and we cannot assure you that any of the pending patent applications will result in patents being issued. In addition, due to technological changes that may affect

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our proposed products or judicial interpretation of the scope of our patents, our proposed products might not, now or in the future, be adequately covered by our patents.

The patentability of biomarkers and of test methods and products based on biomarkers is well-established in most countries. However, the issue of any patent, including the patents for which we have applied, depends upon a detailed interpretation of the specific patent claims and prior art, and generally is highly uncertain because of the complex legal and factual considerations it involves. In recent years, patentability issues have been the subject of much litigation. The result of these legal developments may preclude or limit the patent protection available for our diagnostic tests, such as those we use to develop our proposed products. The patentability of claims currently pending, the validity and enforceability of issued or to be issued patent claims and the commercial value of our patent rights, therefore, are highly uncertain.

In addition, we cannot be certain that we hold the rights to the technology covered by pending patent applications or to other proprietary technology required for us to commercialize our proposed products. Rights in applications filed by us or our licensors may be affected adversely by patent applications filed by others which have not yet been published. For example, because certain U.S. patent applications are confidential until patents issue, such as applications filed prior to November 29, 2000, or applications filed after this date which will not be filed in foreign countries, third parties may have filed patent applications for technology covered by our pending patent applications without our being aware of those applications, and our patent applications may not have priority over those applications. For this and other reasons, we may be unable to secure desired patent rights, thereby losing desired exclusivity or co-exclusivity. It is also possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market our proposed products.

If third parties assert that we have infringed their patents and proprietary rights or challenge the validity of our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and delay or prevent the development or commercialization of our proposed products.

Our ability to commercialize our proposed products depends on our ability to develop, manufacture, market and sell our proposed products without infringing the proprietary rights of third parties. Third parties may allege that our proposed products or our methods or discoveries infringe their intellectual property rights. Numerous U.S. and foreign patents and pending patent applications, which are owned by third parties, exist in fields that relate to our proposed products and our underlying methodologies and discoveries, including patents and patent applications claiming methods for the discovery of biomarkers or biomarker sets and assay systems and methods designed to exploit them clinically in drug discovery efforts or in selection of patients.

A third party may sue us for infringing its patent rights. Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of third-party proprietary rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s attention from other aspects of our business. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

If we are found to infringe upon intellectual property rights of third parties, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties’ patent rights. In addition to any damages we might have to pay, a court could require us to stop the

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infringing activity or obtain a license. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some or all of our products, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Moreover, we expect that a number of our collaborations will provide that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaborators to third parties who have competing or superior intellectual property positions in the relevant fields, which could result in significant reductions in our revenue from products developed through collaborations.

Many of our employees were previously employed at universities or other biotechnology, pharmaceutical or diagnostic products companies, including our competitors or potential competitors. While we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed the former employer’s intellectual property, trade secrets or other proprietary information. Litigation based on such allegations may be brought against us, and even if we are successful in defending ourselves, we could incur substantial costs and our management could be distracted. If we fail in defending such allegations, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary technology, processes and know-how that is not patentable or for which we have elected not to seek patent protection.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how, including particularly our biomarker discovery methodologies. In an effort to protect our unpatented proprietary technology, processes and know-how, we require our employees, consultants, collaborators, contract manufacturers and advisors to execute confidentiality agreements. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, in particular as we are required to make such information available to a larger pool of people as we seek to expand our discovery and development efforts and commercialize our proposed products. These agreements may be breached, and we may not become aware of, or have adequate remedies in the event of, any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees and consultants have previous employment or consulting relationships. Also, others may independently develop substantially equivalent technology, processes and know-how or otherwise gain access to our trade secrets. If we are unable to protect the confidentiality of our proprietary technology, processes and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

Several of our collaboration agreements provide for licenses to us of intellectual property or sharing of rights to intellectual property that is important to our business, and we may enter into additional agreements in the future that provide licenses to us of valuable technology. These licenses impose, and future licenses may impose, various commercialization, milestone and other obligations on us, including the obligation to terminate our use of patented subject matter under certain contingencies. If a licensor becomes entitled to, and exercises, termination rights under a license, we would lose valuable rights and our ability to develop our products. We may need to license other intellectual property to commercialize

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future products. Our business may suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license or fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or if we are unable to enter into necessary licenses on acceptable terms.

RISKS RELATED TO THE GROWTH OF OUR MANAGEMENT TEAM, WORKFORCE, MANUFACTURING AND FACILITIES

Our future success depends on our ability to retain our chief executive officer and other key employees and to attract, retain and motivate qualified personnel.

Our success depends on our ability to attract, retain and motivate highly qualified management and scientific personnel. In particular, we are highly dependent on Pieter Muntendam, M.D., our President and Chief Executive Officer, and the other principal members of our executive team. All of the arrangements with the principal members of our executive and scientific teams may be terminated by us or the employee at any time without notice. The loss of any of these persons’ expertise would be difficult to replace and could have a material adverse effect on our ability to achieve our business goals. In addition, the loss of the services of any member of our senior management or our scientific staff may impede the achievement of our research, development and commercialization objectives by diverting management’s attention to transition matters and identification of suitable replacements, if any. There can be no assurance that we will be successful in hiring or retaining qualified personnel, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Recruiting and retaining qualified scientific personnel and, in the future, sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among pharmaceutical, biotechnology and diagnostic companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. We do not maintain “key person” insurance on any of our employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, clinical research, and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

To accommodate the commercial launch of any diagnostic products that we are able to develop successfully and the demands of being a public company, we expect to experience significant growth in the number of our employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

If our sole laboratory facility becomes damaged or inoperable, our ability to pursue our discovery and development efforts may be jeopardized.

We currently perform all of our biomarker discovery and development work in our laboratories at our headquarters in Waltham, Massachusetts. At the present time, we do not have redundant laboratory

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facilities. Our facilities could be harmed or rendered inoperable by natural or man-made disasters, including fire, flooding and power outages, which may render it difficult or impossible for us to perform our biomarker discovery and development work for some period of time. A key component of our discovery engine is our unique access to biological samples, and the resulting data sets and medical histories that form the foundation of our biomarker discovery and clinical validation. Access to suitable samples for discovery or validation is often an important gating factor for our discovery projects. If these biological samples or related data are damaged or compromised, our ability to pursue our discovery and development projects, as well as our reputation, may be jeopardized. In some cases, the samples are unique and irreplaceable. Furthermore, our facilities and the equipment we use to perform our discovery and development work could be costly and time-consuming to repair or replace. Although we maintain insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. If the patient samples to which we have obtained access are damaged or we lose operation of our laboratory facilities for any extended period of time, our discovery and development projects could be delayed, and our reputation and relationships with collaborators could be harmed. In order to establish a redundant laboratory facility, if necessary, we would be required to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees and establishing the additional operational and administrative infrastructure necessary to support a second facility.

Failure in our information technology and storage systems could significantly disrupt the operation of our proprietary technology platform and our ability to discover and validate biomarkers, which would adversely impact our development and commercialization efforts.

Our ability to execute our business plan depends, in part, on the continued and uninterrupted performance of our information technology systems, or IT systems, which support our discovery and development platform. Our platform integrates molecular measurement technologies based on specialized mass spectrometry, chromatography, nuclear magnetic resonance spectroscopy and multiplexed assay technologies. Due to the sophisticated nature of our proprietary technology platform, we are substantially dependent on our IT systems. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data, and in particular to operate our proprietary technology platform, could adversely affect our ability to operate our business.

We rely on a single third party to manufacture and supply our product candidates. Any problems experienced by this vendor could result in a delay or interruption in the supply of our product candidates to us until this vendor cures the problem or until we locate and qualify an alternative source of supply.

The manufacture of our diagnostic product candidates requires specialized equipment and utilizes complicated production processes that would be difficult, time-consuming and costly to duplicate. Corgenix Medical Corporation is currently the third-party manufacturer of our galectin-3 test. Any prolonged disruption in the operations of our third-party manufacturer could have a significant negative impact on our ability to manufacture products on our own and would cause us to seek additional third-party manufacturing contracts, thereby increasing our development and any commercialization costs. We may suffer losses as a result of business interruptions that exceed coverage under our manufacturer’s insurance policies. Events beyond our control, such as natural disasters, fire, sabotage or business accidents could have a significant negative impact on our operations by disrupting our product candidate

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development and commercialization efforts until our third-party manufacturer can repair its facility or put in place third-party contract manufacturers to assume this manufacturing role, which we may not be able to do on reasonable terms, if at all. In addition, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer or the reverification of an existing manufacturer could negatively affect our ability to develop product candidates or produce approved products in a timely manner. Any delay or interruption in our clinical studies for the validation and commercialization of our product candidates could negatively affect our business.

In pursuing the first path of our commercialization strategy for our manual BGM Galectin-3 test for heart failure, we plan to rely initially on LabCorp to provide the majority of our manual galectin-3 testing services in the United States. Any disruptions in LabCorp’s operations could result in a delay or interruption of the galectin-3 testing service.

We are pursuing three distinct paths for the commercialization of our diagnostic tests, including sales of manual versions of our tests through laboratory service providers, sales by us through certified clinical laboratories and sales of automated versions of our tests through leading diagnostic instrument manufacturers for use on their instruments. In pursuing the first path of our commercialization strategy for our manual BGM Galectin-3 test for heart failure, we plan to rely initially on Labcorp to provide a majority of our manual galectin-3 testing services in the United States. We may suffer losses as a result of any business interruptions experienced by LabCorp. Events beyond our control, such as natural disasters, fire, sabotage or business accidents could have a significant negative impact on our operations. Any prolonged disruption in LabCorp’s operations could have a significant negative impact on our ability to successfully commercialize our galectin-3 test by selling manual versions of our galectin-3 test through laboratory service providers in the United States until LabCorp cures the problem or until alternate testing sites are established or arrangements have been made with alternate providers of laboratory testing services, which we may not be able to do on acceptable terms, if at all, and which may increase our commercialization costs. Additionally, the delays associated with identifying and setting up alternate laboratory service providers could negatively affect the adoption of galectin-3 testing by physicians.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage, and such claims may harm our business in other ways.

Our business exposes us to product liability claims that are inherent in the testing, production, marketing and sale of diagnostic products. Although we currently maintain limited product liability insurance, we anticipate needing to secure additional product liability insurance for the development and commercialization of our product candidates. We cannot be certain whether we will be able to secure such insurance on commercially reasonable terms, or at all. A product liability claim in excess of any insurance coverage we may obtain would have to be paid out of our cash reserves and could harm our business. In addition, any injunction or other restriction on our ability to sell against one of our product candidates could harm our business.

If we complete our development of any diagnostic tests, the marketing, sale and use of our tests could lead to the filing of product liability claims if someone were to allege that our product failed to perform as it was designed. A product liability claim could result in substantial damages and be costly and time consuming for us to defend. We cannot provide assurance that our product liability insurance would protect us from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause injury to our reputation, result in the recall of our product candidates, or cause current collaborators to terminate

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existing agreements and potential collaborators to seek other partners, any of which could impact our results of operations.

Our activities involve hazardous materials and may subject us to environmental liability or other costs.

Certain activities of our businesses involve the controlled use of limited quantities of hazardous, biological and radioactive materials and may generate biological waste. We and our manufacturers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. We cannot eliminate the risk of accidental contamination or discharge and liability for any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials. In the event of an accident or if we otherwise fail to comply with applicable regulations, we could lose our permits or approvals or be held liable for damages or penalized with fines. Although we currently maintain limited insurance to cover claims related to hazardous materials or environmental liability claims, any claims in excess of our insurance coverage would be required to be paid out of our cash reserves and could harm our business, financial condition and results of operations. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and production efforts.

RISKS RELATED TO REGULATORY APPROVAL AND OTHER GOVERNMENT REGULATIONS

Although we recently received FDA clearance for our manual BGM Galectin-3 test for heart failure, we may not obtain regulatory clearance for our other diagnostic product candidates when expected, if at all.

In the United States, we intend to seek FDA clearance or approval for all of our products prior to their launch for clinical use, whether offered as a diagnostic kit or laboratory service. The FDA process can be lengthy and unpredictable. For example, for our first product, the BGM Galectin-3 test for heart failure, we initially submitted a 510(k) premarket notification to the FDA in March 2009. Upon review of our 510(k) application, the FDA determined that our device was not substantially equivalent to the legally marketed device to which we claimed substantial equivalence and therefore denied clearance. The FDA indicated that additional clinical and other data were required in support of our filing, and we re-submitted a 510(k) application in December 2009 with additional data. In February 2010, we received a letter from the FDA regarding our 510(k) application that requested additional clinical and statistical information to support our application and, after further contact with the FDA, we submitted our formal response to the FDA letter in August 2010. We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test.

If we submit a 510(k) application for any of our other product candidates and the FDA denies our request, we may be required to seek and obtain premarket approval, or PMA. The PMA process is more complex, costly and time-consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. Any material delays in our receipt of regulatory clearance or approval for our automated galectin-3 test and our other product candidates in development, or our failure to obtain such clearances or approvals at all, would have a material adverse effect on our business, financial condition and results of operations.

To market our products in Europe, we must obtain CE mark and may, in some cases, need marketing approval from the European Medicines Agency. In October 2009, we obtained CE Mark in the European Union for our first product, our galectin-3 test for heart failure.

Changes in regulatory review procedures, approval requirements or enactment of additional regulatory approval requirements may delay or prevent us from marketing our proposed products. The process of

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obtaining regulatory clearances or approvals to market medical devices, including in vitro diagnostic test kits, from the FDA and similar regulatory authorities outside of the United States can be costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis or at all. Furthermore, each regulatory agency may impose its own requirements and may refuse to grant approval or may require additional data before granting marketing approval even if marketing approval has been granted by other agencies. For example, in seeking clearance from the FDA for our product candidates, we have relied on samples from previously concluded studies sponsored by other parties to determine the clinical utility of our galectin-3 test and we may do so for our other product candidates. While we believe that the FDA has in the past accepted such reliance on samples from previously concluded studies, the FDA may require us to conduct our own prospective studies to demonstrate the clinical utility of our product candidates, which would make the development and validation of our product candidates more costly and time-consuming.

Our manual BGM Galectin-3 test for heart failure and any future products cleared by the FDA will be subject to ongoing regulation by the FDA. Failure to comply with such regulation could cause a material adverse effect on our business, financial condition and results of operations.

After a device is placed on the market, numerous regulatory requirements apply. These include:

➢	compliance with QSR;

➢	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on marketing; and

➢

medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

➢	warning letters;

➢	fines, injunctions, and civil penalties;

➢	recall or seizure of our products;

➢	operating restrictions, partial suspension or total shutdown of production;

➢	refusal to grant 510(k) clearance or PMAs of new products;

➢	withdrawal of 510(k) clearance or PMAs that are already granted; and

➢	criminal prosecution.

Being subject to any of these sanctions could adversely affect our business, financial condition and results of operations.

Even if we are successful in obtaining regulatory clearance or approval for our product candidates, we will be subject to regulations under additional federal and state laws.

If we develop diagnostic tests suitable for commercialization, and after receiving all necessary regulatory clearances and approvals, we will be subject to national, regional and local regulations. For example, in the United States, the regulations which we may be subject to include:

➢	the federal Food, Drug and Cosmetic Act and the rules, regulations, guidance documents and other interpretations thereunder relating to the manufacture and marketing of medical products;

➢	the federal Medicare and Medicaid Anti-kickback Law, and state anti-kickback prohibitions;

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➢	the federal physician self-referral prohibition, commonly known as the Stark Law, and the state equivalents;

➢	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA;

➢	the various state laws governing patient privacy; and

➢	the federal civil and criminal False Claims Act.

The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations.

If in the future we decide to operate our own laboratory for our diagnostic tests, we will become subject to the Clinical Laboratory Improvement Amendments of 1988, or CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. There can be no assurances that we will be able to obtain CLIA accreditation, or if we do, that we would be able to renew it. If we are unable to obtain CLIA accreditation, we may be limited in our ability to perform testing, which would limit our revenue and harm our business.

Any action brought against us for violation of these laws or regulations, even if we prevail, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines. We could also be required to refund any improperly received payments, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business, financial condition and results of operations.

If we or our third-party manufacturer fail to comply with the FDA’s quality system regulation, the manufacture of our products could be delayed or interrupted and our products may be subject to product recalls.

We and our contract manufacturers are required to comply with the FDA’s quality system regulation, or QSR, and other regulations which cover, among other things, the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA monitors compliance with QSR through periodic inspections. In November 2010, the FDA conducted an inspection of our facilities in Waltham, Massachusetts for the first time. Following that inspection, the FDA issued a Form FDA-483 listing three inspectional observations (variances from protocols or other deficiencies). The first observation related to our documentation of an in-use stability study, which is in the process of being re-performed. The second observation related to our documentation and implementation of corrective and preventative action procedures. The third observation related to documentation and implementation of training programs for our staff. We are taking immediate action to correct these deficiencies, which we expect to complete within 30 days of having received the notice. While we believe that we can remedy the noted deficiencies within the 30-day period, we cannot be sure that our remedial measures will be acceptable to the FDA or that the FDA will not cite further deficiencies in subsequent inspections. In addition, if the results from the in-use stability study being re-performed are not consistent with the results from the earlier study, we may need to modify the product labeling for our galectin-3 test for heart failure. If we or our contractors are determined not to be in compliance or if any corrective action plan for noted deficiencies is not sufficient, we could be prevented or forced to delay the manufacture of our products, which could have a material

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adverse effect on our business, financial condition and results of operations. Moreover, any failure to maintain QSR compliance could force us to cease the manufacture of our products and subject us to other enforcement sanctions, including withdrawal of our products from the U.S. or foreign markets, and delay or interrupt the manufacture of additional products.

Healthcare reform measures could hinder or prevent our product candidates’ commercial success.

The U.S. government and other governments have shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely impact the pricing of healthcare products, including our diagnostic products, and services in the U.S. or internationally and the amount of reimbursement available from governmental agencies or other third party payors. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce healthcare costs may adversely affect our ability to set prices we believe are fair for any diagnostic products we may develop and commercialize. Changes in healthcare policy, such as the creation of broad limits for diagnostic products, could substantially interrupt the sale of future diagnostic tests, increase costs, divert management’s attention and adversely affect our ability to generate revenues and achieve profitability.

New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, relating to healthcare availability, methods of delivery or payment for diagnostic products and services, or sales, marketing or pricing, may limit our potential revenue, and we may need to revise our research and development or commercialization programs. The pricing and reimbursement environment may change in the future and become more challenging due to several reasons, including policies advanced by the U.S. government, new healthcare legislation or fiscal challenges faced by government health administration authorities. Specifically, in both the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory proposals and initiatives to change the healthcare system in ways that could affect our ability to sell any diagnostic products we may develop and commercialize profitably. Some of these proposed and implemented reforms could result in reduced reimbursement rates for our diagnostic products, which would adversely affect our business strategy, operations and financial results. For example, in March 2010, President Obama signed into law a legislative overhaul of the U.S. healthcare system, known as the Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Affordability Reconciliation Act of 2010, or the PPACA, which may have far reaching consequences for life science companies like us. As a result of this new legislation, substantial changes could be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage. Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices. These structural changes could entail modifications to the existing system of private payors and government programs, such as Medicare and Medicaid, the creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs, biopharmaceuticals, medical devices or our product candidates. If reimbursement for our approved product candidates, if any, is substantially less that we expect in the future, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted.

Further federal and state proposals and healthcare reforms could limit the prices that can be charged for the product candidates that we develop and may further limit our commercial opportunity. Our results of operations could be materially adversely affected by the PPACA, by the Medicare prescription drug coverage legislation, by the possible effect of such current or future legislation on amounts that private insurers will pay and by other health care reforms that may be enacted or adopted in the future.

Risk factors

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock approved for listing on The NASDAQ Global Market, an active trading market for our common stock may never develop or be sustained following this offering. If no trading market develops, securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock.

The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price, or at all.

Our stock price is likely to be volatile, and the market price of our common stock after this offering may drop below the price you pay.

The initial public offering price may vary from the market price of our common stock after the offering. If an active market for our stock develops and continues, our stock price nevertheless may be volatile. Market prices for securities of early stage life sciences companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the many factors that may cause the market price of our common stock to fluctuate include:

➢	our ability to commercialize the products, if any, that we are able to develop;

➢	the progress and results of our biomarker discovery and product candidate development efforts;

➢	actions taken by regulatory authorities with respect to our product candidates, or our sales and marketing activities;

➢	regulatory developments in the United States, the European Union and other jurisdictions;

➢	the outcome of legal actions to which we may become a party;

➢	announcements concerning product development results or intellectual property rights of others;

➢	announcements of technological innovations or new products by us or our competitors;

➢	changes in financial estimates or recommendations by securities analysts;

➢	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

➢	restatements of our financial results and/or material weaknesses in our internal controls;

➢	publication of research reports about us or the diagnostic products industry by securities or industry analysts;

➢	fluctuations in our operating results; and

➢	deviations in our operating results from the estimates of securities analysts or other analyst comments.

The stock markets, and the markets for medical diagnostics and biotechnology stocks in particular, have experienced volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Investors may not be able to sell when they desire due to insufficient buyer demand and may realize less than, or lose all of, their investment.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if

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instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our financial condition, operating results and reputation.

The requirements of being a public company will require greater resources, increase our costs and distract our management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with equity securities listed on The NASDAQ Global Market, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will need to comply with certain rules, regulations and requirements with which we were not required to comply prior to this offering. Complying with rules, regulations and requirements will require substantial effort on the part of our board of directors and management and will increase our costs and expenses. We will be required to:

➢	institute a more formalized function of internal control over financial reporting;

➢	prepare and distribute periodic and current public reports;

➢	formalize old and establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

➢	involve and retain to a greater degree outside counsel and accountants in the above activities; and

➢	establish and maintain an investor relations function, including the provision of certain information on our website.

Compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

The securities laws require, among other things, that we implement and maintain effective internal control for financial reporting and disclosure. In particular, under current regulations, commencing with our fiscal year ending December 31, 2011, we must begin to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with these requirements. Moreover, if we are not able to comply with these requirements in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the Securities and Exchange Commission or other regulatory authorities, which would entail expenditure of additional financial and management resources.

The ownership of our common stock will continue to be highly concentrated and your interests may conflict with the interests of our existing stockholders.

We anticipate that our executive officers, directors and current holders of more than 5% of our outstanding common stock, together with their affiliates and related persons, will beneficially own or control approximately     % of our outstanding shares after this offering, or approximately     % if the underwriters exercise their over-allotment option in full. We have outstanding an aggregate of $6.0 million principal amount of bridge notes, which are held by certain of our principal stockholders. Assuming an initial public offering price of $             per share, which is the mid-point of the price range on the cover page of this prospectus, the $6.0 million in principal amount of outstanding bridge notes will convert into

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approximately              shares of our common stock. In connection with the bridge note financing, we issued warrants to purchase 415,347 shares of our common stock at an exercise price of $0.02 per share.

Accordingly, these stockholders, if acting as a group, or Flagship Ventures, which alone would beneficially own     % of our outstanding common stock based on              shares outstanding after this offering, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, and they may in some instances exercise this influence in a manner that advances their best interests and not necessarily those of other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control, could deprive you of the opportunity to receive a premium for our common stock as part of a sale and could adversely affect the market price of our common stock.

Management will have broad discretion over the use of the net proceeds from the offering and may not apply the net proceeds effectively or in a manner that is consistent with the uses described in this prospectus.

Although we intend to use the net proceeds of this offering to, among other things, finance working capital needs, including the commercialization of our galectin-3 diagnostic test and the continued development of our product candidates, as well as to fund continuing operations, because of the number and variability of factors that will determine our use of these proceeds, we cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. We will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of proceeds” in this prospectus. However, our plans may change, and we could use the net proceeds in ways with which stockholders do not agree, or for corporate purposes that may not result in a significant or any return on your investment. In addition, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. As of September 30, 2010, our eight largest stockholders beneficially owned, collectively, approximately 90% of our outstanding common stock on an as-converted basis. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline. Based on 12,536,480 shares outstanding as of September 30, 2010, upon completion of this offering, we will have              outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Of the remaining shares outstanding,              shares of common stock will be subject to a 180-day contractual lock-up with the underwriters, and              shares of common stock will be subject to a 180-day contractual lock-up with us.

In addition, as of September 30, 2010, there were 2,442,662 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately              shares of our common stock or securities exercisable for shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares and to include their shares in registration statements that we may file for ourselves or other stockholders. Holders of warrants exercisable for approximately 55,381 additional shares of our common stock as of September 30, 2010,

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will have rights, subject to some conditions, to include their shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all shares of common stock that are issuable or reserved for grant under our stock plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180-day lock-up period under the lock-up agreements described in the “Shares eligible for future sale” section of this prospectus.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our industry. If one or more of the analysts who cover us or our industry make unfavorable comments about our market opportunity or product candidates or downgrade our common stock, the market price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the market price of our common stock or trading volume to decline.

Investors in this offering will pay a much higher price than the book value of our common stock and therefore you will incur immediate and substantial dilution of your investment.

If you purchase our common stock in this offering, you will pay more for our common stock than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $             per share, based on the assumed initial public offering price of $             per share, the mid-point of the price range on the cover page of this prospectus. Further, investors purchasing our common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will only own approximately     % of the shares of our common stock outstanding following the offering. In the past, we also issued options and warrants to acquire our common stock at prices significantly below the initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, you will sustain further dilution. For further information, see “Dilution” elsewhere in this prospectus.

Because we do not intend to pay dividends for the foreseeable future, investors in the offering will benefit from their investment in shares only if our common stock appreciates in value.

We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any dividends in the foreseeable future. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently prohibit us from paying cash dividends on our common stock. As a result, the success of an investment in our common stock will depend upon any future appreciation in their value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which investors in this offering have purchased their shares.

Provisions of our certificate of incorporation, our bylaws and Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the current members of our board and management.

Certain provisions of our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering could discourage, delay or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove members of our board of directors. These provisions

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also could limit the price that investors might be willing to pay in the future for our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions:

➢	allow the authorized number of directors to be changed only by resolution of our board of directors;

➢	establish a classified board of directors, such that not all members of the board of directors may be elected at one time;

➢

authorize our board of directors to issue without stockholder approval preferred stock, the rights of which will be determined at the discretion of the board of directors that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

➢	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

➢	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

➢	limit who may call stockholder meetings; and

➢

require the approval of the holders of 80% of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our restated certificate of incorporation and restated bylaws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of the voting rights on our common stock, from merging or combining with us for a prescribed period of time.

Special note regarding forward looking statements

This prospectus contains forward looking statements. These statements involve known and unknown risks, uncertainties and other important factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward looking statements. Forward looking statements include, but are not limited to, statements about:

➢	our estimates of future performance, including the expected timing of the launch of our first product;

➢

our ability to conduct the clinical studies required for regulatory clearance or approval and to demonstrate the clinical benefits and cost-effectiveness to support commercial acceptance of our products;

➢	the timing, costs and other limitations involved in obtaining regulatory clearance or approval for any of our product candidates;

➢	the potential benefits of our product candidates over current medical practices or other diagnostics;

➢	our ability to market, commercialize and achieve market acceptance for any of our product candidates that we are developing or may develop in the future;

➢	willingness of third-party payors to reimburse for the cost of our tests;

➢	estimates of market sizes and anticipated uses of our product candidates;

➢	our ability to enter into collaboration agreements with respect to our product candidates and the performance of our collaborative partners under such agreements;

➢	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

➢	the expected timing, progress or success of our research and development and any commercialization efforts;

➢	our ability to successfully obtain sufficient supplies of samples for our biomarker discovery and development efforts; and

➢	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.

In some cases, you can identify forward looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward looking statements. Forward looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Because of these risks and uncertainties, the forward looking events and circumstances discussed in this prospectus may not transpire. We discuss many of these risks in this prospectus under the heading “Risk factors.”

Given these uncertainties, you should not place undue reliance on these forward looking statements. Also, forward looking statements represent our estimates and assumptions only as of the date of this document. You should read this document with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we do not undertake any obligation to update or revise any forward looking statements contained in this prospectus whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $             million, after deducting the underwriting fees and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $             per share, the mid-point of the price range on the cover page of this prospectus. If the underwriters’ over-allotment option is exercised in full, we estimate our net proceeds will be approximately $             million.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the price range on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds we receive from this offering primarily for the following purposes:

➢

approximately $             million to $             million to fund the commercial launch of our lead product, BGM Galectin-3, including establishing a commercial organization and infrastructure, and to fund development, potential regulatory submission and potential commercial launch activities for the second indication of our galectin-3 test to identify patients at elevated risk for heart failure following a heart attack;

➢

approximately $             million to $             million to fund development, potential regulatory submission and potential commercial launch activities for our other cardiovascular diagnostic product candidates, including AMIPredict and LipidDx;

➢	approximately $ million to $ million for biomarker discovery and potential clinical development of additional diagnostic product candidates; and

➢	the remainder for other general corporate purposes, including capital expenditures, licensing of intellectual property, repayment of debt and working capital.

This expected use of net proceeds from this offering represents our current intentions based upon our present plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the success of our commercialization efforts for our galectin-3 test; the timing and progress of our development activities for additional indications for our galectin-3 test and our other product candidates, AMIPredict and LipidDx; the results of our discovery activities for our cardiovascular and other projects; and the timing and revenue derived from additional collaborations that we may enter into with third parties for our product candidates. The costs and timing of product discovery and development activities, particularly conducting clinical studies and obtaining regulatory clearance, are highly uncertain, subject to substantial risks and can often change. Depending on the outcome of these activities, our plans and priorities may change, and we may apply the net proceeds from this offering differently than we currently anticipate. For example, in the event we identify other opportunities that we believe are in the best interest of our stockholders, we may use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending use of the net proceeds of this offering, we intend to invest the net proceeds in accordance with our investment policy guidelines, which currently provide for investment of funds in cash equivalents, government obligations, high grade and corporate notes and commercial paper.

Dividend policy

We have never declared or paid any dividends on our common stock. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently prohibit us from paying cash dividends on our common stock. We currently intend to retain any future earnings to finance our research and development efforts and the expansion of our business and do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Capitalization

The table below sets forth our cash, cash equivalents and marketable securities and capitalization as of September 30, 2010:

➢	on an actual basis;

➢

on an unaudited pro forma basis, after giving effect upon the completion of this offering to (i) the automatic conversion of all shares of our convertible preferred stock into an aggregate of 9,541,931 shares of our common stock; (ii) the conversion of warrants to purchase 92,305 shares of preferred stock into warrants to purchase 55,381 shares of common stock; (iii) the issuance in November 2010 of the remaining $2.0 million in principal amount of bridge notes and the issuance of warrants to purchase 138,449 shares of our common stock, which resulted in a charge to operations totaling $1.0 million; and (iv) the issuance of              shares of our common stock upon the automatic conversion of $6.0 million in principal amount of outstanding bridge notes upon the completion of this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range on the cover page of this prospectus; and

➢

on an unaudited pro forma as adjusted basis, after giving effect to the pro forma adjustments described above and the sale of              shares of our common stock offered by us in this offering at an assumed initial public offering price of $             per share, the mid-point of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes thereto, as well as the information under “Management’s discussion and analysis of financial condition and results of operations.” The unaudited pro forma and pro forma as adjusted information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing.

	As of September 30, 2010
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Cash, cash equivalents and marketable securities	$2,855	$4,855

Long-term debt, including current portion	$4,509	$388

Warrant liability	509	46

Redeemable convertible preferred stock:
Series A redeemable preferred stock; $0.001 par value, 16,017,067 shares authorized; 15,823,566 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	23,735	—
Series A-1 redeemable exchangeable preferred stock; $0.001 par value, 2,475,247 shares authorized, issued and outstanding; actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	5,000	—
Series C redeemable preferred stock; $0.001 par value, 1,369,863 shares authorized; issued and outstanding; actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3,583	—

Capitalization

	As of September 30, 2010
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Series D redeemable preferred stock; $0.001 par value, 6,246,151 shares authorized; 6,153,846 issued and outstanding; actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	39,510	—

Total redeemable convertible preferred stock	71,828	—

Stockholders’ (deficit) equity:
Series B preferred stock; $0.001 par value, 2,000,000 shares authorized; 1,138,716 shares issued and outstanding; actual; no shares authorized, issued or outstanding, pro forma and pro forma adjusted	1,708	—
Common stock; $0.001 par value, 60,000,000 shares authorized, actual and pro forma; 100,000,000 shares authorized, pro forma as adjusted; 2,994,549 shares issued and outstanding, actual; 12,536,480 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	3	13
Additional paid in capital	15,837	96,965
Accumulated deficit	(92,415)	(93,433)

Total stockholders’ (deficit) equity	$(74,867)	$3,545

Total capitalization	$1,979	$3,979

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the price range on the cover page of this prospectus, would increase (decrease) each of our unaudited pro forma as adjusted cash and cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $             million, assuming that the number of shares offered by us under this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the capitalization table above is based on the number of shares outstanding as of September 30, 2010, and excludes:

➢	2,442,662 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2010, with a weighted-average exercise price of $4.37 per share;

➢

521,098 shares of common stock reserved for future issuance under our 2001 Stock Option and Incentive Plan, or our 2001 Stock Plan, as of September 30, 2010; provided, however, that immediately upon completion of this offering, our 2001 Stock Plan will terminate so that no further awards may be granted under our 2001 Stock Plan;

➢

an aggregate of up to 1,199,976 shares of common stock reserved for future issuance under our 2010 Employee, Director and Consultant Stock Plan, or our 2010 Stock Plan, which will become effective upon completion of the offering;

➢

1,217,197 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2010, with a weighted-average exercise price of $0.54 per share, on an actual basis and on a pro forma and pro forma as adjusted basis;

➢	138,449 shares of common stock issuable upon the exercise of outstanding warrants issued on November 4, 2010, with a weighted-average exercise price of $0.02 per share; and

➢	the shares of common stock that will be issued upon the automatic net exercise of a warrant to purchase 14,018 shares of our common stock upon the completion of this offering.

Dilution

If you invest in our common stock, your interest in our net tangible book value will be diluted to the extent of the difference between the initial public offering price and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the initial public offering price is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of September 30, 2010, we had a net tangible book value (deficit) of $(75.4 million), or approximately $(25.19) per share of common stock. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by 2,994,549, the number of common shares outstanding. Our pro forma net tangible book value as of September 30, 2010 was $3.0 million, or $             per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding, as of September 30, 2010, after giving effect to (i) the conversion of all of our outstanding preferred stock into 9,541,931 shares of common stock; (ii) the issuance in November 2010 of the remaining $2.0 million in principal amount of bridge notes; and (iii) the issuance of              shares of our common stock upon the automatic conversion of $6.0 million in principal amount of outstanding bridge notes upon completion of this offering.

After giving effect to the sale by us of shares of our common stock in the offering at the assumed initial public offering price of $            , the mid-point of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2010 would have been approximately $             million, or approximately $             per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $             per share to new investors purchasing shares of our common stock in the offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value as of September 30, 2010	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after the offering

Dilution in pro forma net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $            , the mid-point of the price range on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $             million and the pro forma as adjusted net tangible book value per share after this offering by $             per share and would increase (decrease) the dilution per share to new investors in this offering by $             per share, assuming the number of shares offered by us under this prospectus remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of the offering determined at pricing.

Dilution

The following table shows, as of September 30, 2010, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The table gives effect to the conversion of all of our outstanding preferred stock into common stock and the automatic conversion of the bridge notes, as described above.

	Shares purchased			Total consideration			Average price per share
	Number	Percentage		Amount	Percentage
Existing stockholders	12,536,480		%	$		%	$
New investors

Total			%	$		%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $            , $             and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The discussion and tables above assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of our common stock held by existing stockholders will be further reduced to     % of the total number of shares of our common stock to be outstanding after the offering, and the number of shares of our common stock held by investors participating in the offering will be further increased to     % of the total number of shares of our common stock to be outstanding after the offering.

In addition, except as noted, the above discussion and table assume no exercise of stock options or warrants after September 30, 2010. As of September 30, 2010, we had outstanding options to purchase a total of 2,442,662 shares of our common stock at a weighted-average exercise price of $4.37 per share and warrants to purchase a total of 1,231,215 shares of our common stock, with a weighted-average exercise price of $0.60 per share. In November 2010, we issued warrants to purchase 138,449 shares our common stock at an exercise price of $0.02 per share in connection with our bridge note financing. If all such options and warrants had been exercised as of September 30, 2010, pro forma as adjusted net tangible book value per share, would be $             per share and dilution to new investors would be $             per share.

Selected consolidated financial information

The following table summarizes our selected consolidated financial data for the periods and as of the dates indicated. Our selected consolidated statements of operations data for each of the years in the periods ended December 31, 2007, 2008 and 2009 and our selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our selected consolidated statements of operations data for each of the years in the periods ended December 31, 2005 and 2006 and our selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2009 and 2010 and the consolidated balance sheet data as September 30, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of our management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly our financial position at September 30, 2010 and results of operations for the nine months ended September 30, 2009 and 2010. Our results for the periods shown below are not necessarily indicative of the results to be expected for any future periods. Our selected consolidated financial data should be read together with “Management’s discussion and analysis of financial condition and results of operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus. The report from our independent registered public accounting firm on our 2009 consolidated financial statements expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern.

	Years ended December 31,					Nine Months Ended September 30,
Consolidated statements of operations data:	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except share and per share data)
Revenue	$1,532	$6,046	$8,982	$14,580	$8,490	$8,117	$620

Operating expenses:
Cost of revenue	—	2,457	7,301	13,822	8,431	7,902	650
Research and development	7,131	5,331	5,832	6,858	8,527	6,502	5,596
Selling, general and administrative	2,412	2,450	3,820	4,475	7,520	5,541	6,224
Costs related to abandoned stock offering	—	—	3,154	—	—	—	—
Gain on sale of property and equipment	(307)	—	(118)	—	—	—	—

Total operating expenses	9,236	10,238	19,989	25,155	24,478	19,945	12,470

Loss from operations	(7,704)	(4,192)	(11,007)	(10,575)	(15,988)	(11,828)	(11,850)
Gain on extinguishment of debt	1,035	—	—	—	—	—	—
Interest income	22	24	302	422	121	102	4
Interest expense(1)	(1,585)	(574)	(689)	(4,921)	(244)	(203)	(1,964)
Other income (expense)	—	—	—	—	(26)	29	(29)

Net loss	(8,232)	(4,742)	(11,394)	(15,074)	(16,137)	(11,900)	(13,839)
Accretion of redeemable convertible preferred stock	—	—	(368)	(872)	(977)	(727)	(769)

Net loss attributable to common stockholders	$(8,232)	$(4,742)	$(11,762)	$(15,946)	$(17,114)	$(12,627)	$(14,608)

Net loss attributable to common stockholders per share —basic and diluted	$(2.92)	$(1.68)	$(4.14)	$(5.52)	$(5.84)	$(4.32)	$(4.93)

	Years ended December 31,					Nine Months Ended September 30,
Consolidated statements of operations data:	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except share and per share data)
Weighted-average common shares outstanding used in computing per share amounts — basic and diluted	2,815,468	2,817,102	2,843,773	2,889,513	2,930,818	2,925,131	2,963,626
Pro forma net loss attributable to common stockholders per share — basic and diluted(2)					$(1.29)		$(1.11)

Pro forma weighted-average common shares outstanding used in computing per share amounts — basic and diluted(2)					12,472,749		12,505,557

(1)	Interest expense in 2008 and in the nine months ended September 30, 2010 includes non-cash charges of $4.0 million and $1.7 million, respectively, related to expense arising from the issuance of warrants issued in connection with convertible debt that were accounted for as debt discount and beneficial conversion features on convertible debt. Such amounts were immediately recognized as interest expense because the debt was due upon demand.

(2)	Net loss used in computing pro forma basic and diluted net loss per share and the number of weighted-average common shares used in computing pro forma basic and diluted net loss per share in the table above give effect to the automatic conversion of all of our outstanding convertible preferred stock into 9,541,931 shares of common stock upon the completion of this offering as if such conversion had occurred at the beginning of the period.

	As of December 31,					As of September 30,
Consolidated balance sheet data:	2005	2006	2007	2008	2009	2010
	(in thousands)
Cash, cash equivalents and marketable securities	$1,148	$1,010	$1,214	$24,302	$10,393	$2,855
Deferred offering costs	—	—	—	—	65	1,484
Total assets	3,103	6,169	8,780	35,217	12,625	5,969
Warrant liability	—	—	—	445	471	509
Long-term debt and capital leases, including current portion	5,088	1,310	4,478	2,465	1,252	4,509
Total liabilities	11,486	9,918	16,330	14,299	5,467	9,008
Redeemable convertible preferred stock	19,971	28,735	31,035	70,082	71,059	71,828
Convertible preferred stock	1,708	1,708	1,708	1,708	1,708	1,708
Accumulated deficit	(31,229)	(35,971)	(47,365)	(62,439)	(78,576)	(92,415)
Total stockholders’ (deficit)	(28,354)	(32,484)	(38,585)	(49,164)	(63,901)	(74,867)

Management’s discussion and analysis of financial condition and results of operations

You should read the following in conjunction with the “Selected consolidated financial information” and our consolidated financial statements and the related notes thereto that appear elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward looking information that involves risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated by these forward looking statements as a result of many factors, including those discussed under “Risk factors” elsewhere in this prospectus. See also “Special note regarding forward looking statements” included elsewhere in this prospectus.

OVERVIEW

We are a life sciences company focused on the discovery, development and commercialization of novel diagnostic tests based on biomarkers for high-value market opportunities in healthcare that we identify. We believe that our tests will provide clinicians with improved information to better detect and characterize disease states. We are developing multiple product candidates to address significant unmet needs in cardiovascular and other diseases.

Our lead product, the BGM Galectin-3 test for heart failure, is a novel diagnostic test for measuring galectin-3 levels in blood plasma or serum. We are also developing our galectin-3 test for a second indication as a predictor of heart failure development in patients following acute coronary syndrome, a condition which includes heart attack or a serious form of cardiac chest pain called unstable angina.

We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test, which we intend to make available in December 2010. This test is indicated for use in conjunction with clinical evaluation as an aid in assessing the prognosis of patients diagnosed with chronic heart failure. In addition, we obtained CE Mark in the European Union for a manual galectin-3 test in October 2009 and have begun limited sales and marketing activities in certain countries in Europe, but, to date, we have recognized only a limited amount of product revenue. We have entered into worldwide development and commercialization agreements with Abbott Laboratories, Alere and bioMérieux for the inclusion of our galectin-3 test on a variety of automated laboratory instruments and point-of-care instruments. Under these agreements, we have the right to enter into two additional agreements with other diagnostic laboratory instrument manufacturers for use on their instruments. Commercialization of the automated version of our test under these agreements is expected to commence no sooner than 2012, subject to completion of development of our galectin-3 test on these instruments and regulatory submission and clearance with the FDA and in the European Union for use of the assay on these instruments.

In May 2010, we entered into a license and supply agreement with LabCorp under which LabCorp agreed to use commercially reasonably efforts to make galectin-3 testing available to physicians throughout the United States within 45 days of clearance by the FDA of our galectin-3 test. The LabCorp testing services will utilize the manual versions of our diagnostic test. Additionally, LabCorp has agreed to perform certain sales and marketing activities to promote galectin-3 testing.

We were founded in February 2000 as Beyond Genomics, Inc. In October 2004, we changed our name to BG Medicine, Inc. We have incurred substantial losses since our inception, and we expect to continue to incur losses for the next several years. For the years ended December 31, 2007, 2008 and 2009, we incurred net losses of $11.4 million, $15.1 million and $16.1 million, respectively, and for the nine months ended September 30, 2010, we incurred net losses of $13.8 million. Through September 30, 2010, we have an accumulated deficit of $92.4 million. To date, we have funded our operations primarily through private placements of preferred and common stock and debt financing, as well as through revenue generated from collaborative research and development and services agreements with pharmaceutical manufacturers, non-profit organizations and other entities.

In the coming years, we expect to devote substantially all of our resources to the development and commercialization of our diagnostic product candidates, as well as the discovery of new biomarkers. Historically, we have generated revenue from our collaborative research and development agreements and biomarker discovery and analysis services agreements, but we do not expect to continue to receive significant revenue from these sources going forward. As we continue our discovery, development and commercialization of diagnostic product candidates, we expect our research and development, sales and marketing, and general and administrative expenses to increase significantly.

During the nine months ended September 30, 2010, we incurred a net loss totaling $13.8 million and used cash in operating activities totaling $9.4 million. We expect to continue to incur losses and use cash in operating activities in 2010 and beyond. Our projected uses of cash include cash to fund operations, including continued research and product development, sales and marketing related to our launch of our first commercial product, capital expenditures, and existing debt service costs. Our existing cash resources are not sufficient to fund our current business plans beyond the end of January 2011. We will need additional funds to continue operations and the development and commercialization of our galectin-3 test and AMIPredict.

MATERIAL FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We believe that the factors described in the following paragraphs have had and are expected to continue to have a material effect on our operational results and financial condition.

Revenue

To date, our revenue has been generated primarily through initiatives, collaborations and biomarker discovery and analysis services agreements. These services included the analysis of preclinical or clinical samples to identify biomarkers related to, for example, disease mechanism, drug response or toxicity. In some cases, we have retained rights to the biomarkers identified in the course of these agreements. Our revenue has tended to be concentrated, with arrangements with a limited number of large customers generating a significant percentage of revenue in any given year. In the future, we do not expect to generate significant revenue from these collaborative research and development and services agreements. We expect to receive the substantial portion of any future revenue from sales of our diagnostic tests, subject to obtaining regulatory clearance or approval in the United States and other jurisdictions.

We initiated and are leading the HRP initiative for atherothrombotic cardiovascular disease such as heart attack and stroke. This initiative, which we began in 2006, is sponsored by Abbott, AstraZeneca, Merck, Philips and Takeda. To date, we have recognized $24.2 million in revenue from the contributions we received from the HRP initiative participant companies.

Operating expenses

We classify our operating expenses into three categories: cost of revenue, research and development, and selling, general and administrative. Our operating expenses primarily consist of personnel costs, outside services, laboratory consumables and overhead, license fees, royalties on products, development costs, marketing program costs and legal and accounting fees. Personnel costs for each category of operating expenses include salaries, bonuses, employee benefit costs and stock-based compensation.

Cost of revenue

Our cost of revenue to date consists primarily of research and development expenses incurred to support our initiatives, collaborative research and development agreements and biomarker discovery and analysis

Management’s discussion and analysis of financial condition and results of operations services agreements. These expenses include both outside services and internal personnel costs, laboratory consumables, license fees and overhead expenses. Cost of revenue in the future will depend on the timing of regulatory approvals, if any, and the commercial success of our product candidates. For our most advanced diagnostic product candidate, our galectin-3 test for heart failure, our cost of revenue is expected to consist of manufactured kits, royalties and milestone payments under our agreement with our licensor, and freight costs.

Research and development expenses

We incur research and development expenses in connection with our internal biomarker discovery and development efforts. Our research and development expenses consist primarily of direct personnel costs, fees for consultants and outside services, laboratory consumables and overhead expenses. We use consultants and outside services to provide expertise or services which we do not have. We anticipate that research and development expenses will increase significantly, primarily due to our increased biomarker discovery and development efforts related to our product candidates.

Selling, general and administrative expenses

Selling expenses consist primarily of personnel-related expenses for employees engaged in market assessment, market development and pre-launch activities for our product candidates. We expect significant increases in our selling and marketing expenses as we hire additional personnel, establish our sales force, and conduct marketing activities for the commercialization of our product candidates.

General and administrative expenses consist primarily of personnel related expenses, occupancy expenses and professional fees, such as legal, auditing and tax. We expect that our general and administrative expenses will increase significantly as we expand our business operations to accommodate new product offerings and add commercial infrastructure. We expect that general and administrative expenses will also increase due to increased regulatory, legal, insurance, accounting and financial reporting expenses associated with being a public company.

Provision for income taxes

We have historically generated operating losses in all jurisdictions in which we may be subject to income taxes. As such, we have not incurred any income taxes. We have accumulated significant net operating losses and other deferred tax assets. Because of our history of losses and the uncertainty as to the realization of those deferred tax assets, a full valuation allowance has been recorded. We do not expect to report a provision for income taxes until we have a history of earnings, if ever, that would support the realization of our deferred tax assets.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and make various assumptions, which we believe to be reasonable under the circumstances, which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management’s discussion and analysis of financial condition and results of operations

A summary of our significant accounting policies is contained in the notes to our audited consolidated financial statements, which are included elsewhere in this prospectus. We consider the following accounting policies to be critical to the understanding of the results of our operations:

➢	revenue recognition;

➢	stock-based compensation; and

➢	financial instruments.

Revenue recognition

Historically, our revenue has been generated through initiatives, collaborations and biomarker discovery and analysis agreements. The services which we provide under these agreements typically include the integrated analysis of preclinical or clinical samples to identify biomarkers related to, among other things, disease mechanisms and drug effects and, in some cases, undertaking clinical studies as part of an initiative to collect biological patient samples. In some cases, we have retained rights to the biomarkers identified in the course of these collaborations. The revenue arrangements have a stated term, and we generally have no obligations or ongoing commitments after the specified term of the arrangement.

We recognize revenue when the following criteria have been met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred and risk of loss has passed; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. Revenue arrangements with multiple deliverables are divided into separate units of accounting when certain criteria are met.

Revenue generated from our collaborations and initiatives includes revenue from research services and technology licensing agreements. Under these arrangements, we are contractually obligated to provide research services and project oversight and administration. The rights to the results of the research, including any intellectual property developed, are licensed to all the members of the collaboration at the inception of the arrangement. We have accounted for all deliverables, which include the research services, oversight and administration and the rights to the intellectual property developed, as a single unit of accounting as there is no standalone value of the individual elements and no evidence of fair value for the undelivered elements. We consider the terms and conditions of each agreement and recognize revenue based upon a proportional performance methodology. This methodology involves recognizing revenue over the term of the agreement, as underlying research costs are incurred, and measured on the basis of input measures such as labor or instrument hours expended. We believe that these input measures approximate the output measures as the costs incurred are directly proportional to the services that are being provided. We make adjustments, if necessary, to the estimates used in these calculations as work progresses and as such changes become known. The principal costs under these agreements are for personnel and instrumentation expenses to conduct research and development but also include costs for materials and other direct and indirect items necessary to complete the research under these agreements. Actual results may vary from our estimates. Payments received on uncompleted long-term contracts may be greater than incurred costs and estimated earnings and have been recorded as deferred revenue. Payments received prior to commencement of a contract are recorded as customer deposits.

The proportional performance revenue methodology relies on estimates of total project costs and costs incurred as of each reporting date. Our estimates of revenue and cost are developed in detail for each revenue arrangement. We believe, based on our experience, that our current systems of management and accounting controls allow us to produce materially reliable estimates of total contract revenue and costs during any accounting period. However, many factors can and do change during the performance period of each revenue arrangement, which can result in changes to these estimates from one financial reporting period to another. Some of the factors that can change the estimate of total contract revenue and cost include changes in the scope of our projects by our customers, the performance of major vendors and subcontractors to deliver on time and in accordance with original budgets, and the accuracy of the original

Management’s discussion and analysis of financial condition and results of operations project cost estimate. Changes in estimates of total project costs and our estimates of state of completion can have a material impact on our financial statements and are reflected in our results of operations when they become known. To date, the changes in estimates have not been material in any period.

If we are successful in the commercial launch of our product candidates, product revenue will include revenue from our customer agreements and sales of our diagnostic products.

Stock-based compensation

Stock-based compensation expense is recognized based on the grant date fair value. We estimate the fair value of the share-based awards, including stock options, using the Black-Scholes option-pricing model. Determining the fair value of share-based awards requires the use of highly subjective assumptions, including the fair value of our common stock underlying the award, the expected term of the award and expected stock price volatility. The assumptions used in calculating the fair value of share-based awards granted in the three years ended December 31, 2009 and the nine months ended September 30, 2010 are set forth below:

	Years ended December 31,			For nine months ended September 30, 2010
	2007	2008	2009
Risk-free interest rate	4.47% – 5.06%	3.48%	1.64% – 3.19%	2.37% – 3.09%
Expected dividend yield	0%	0%	0%	0%
Expected life	5.00 – 6.25 years	5.25 – 6.25 years	5.25 – 6.25 years	4.0 – 6.25 years
Expected volatility	63% – 65%	61% – 63%	64% – 67%	68% – 69%
Weighted-average grant date fair value	$13.80	$3.70	$4.42	$6.08

The risk-free interest rates are based on the United States Treasury yield curve in effect at the time of grant, with maturities approximating the expected life of the stock options. We have no history of paying dividends nor do we expect to pay dividends over the contractual terms of these options. The expected life of the awards is estimated based on the simplified method, as defined in Staff Accounting Bulletin No. 110, Share-Based Payment, which uses the mid-point between the vesting date and the end of the contractual term. We use the simplified method because we do not have sufficient option exercise data to provide a reasonable basis upon which to estimate the expected term. Because there was no public market for our common stock, we lacked company-specific historical and implied volatility information. Therefore, we estimated our expected stock volatility based on that of publicly-traded peer companies, and we expect to continue to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly-traded stock price.

We are required to recognize compensation expense for only the portion of options that are expected to vest; however, due to the small size of our employee base and the quarterly vesting provisions of our option awards, forfeitures of awards have been nominal. Therefore, we have applied a 0% forfeiture rate in recognizing stock-based compensation expense. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods. If there are any modifications or cancellations of the underlying unvested securities or the terms of the stock option, we may be required to accelerate, increase or cancel any remaining unamortized stock-based compensation expense.

We also account for equity instruments issued to our non-employee directors and consultants at fair value. All transactions in which goods or services are the consideration received for the issuance of equity

Management’s discussion and analysis of financial condition and results of operations instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. Awards to nonemployees have been nominal in the three years ended December 31, 2009 and through the nine months ended September 30, 2010.

The following table presents the grant dates and exercise prices of stock options granted during the twenty-one months ended September 30, 2010, along with estimates for the fair value of the underlying common stock and resultant estimated fair value of the stock options:

Date of issuance	Number of shares subject to options granted	Per share exercise price of options	Per share estimated fair value of common stock(1)	Per share estimated fair value of options(2)
January 23, 2009	553,949	$7.50	$7.50	$4.35
April 7, 2009	410,559	7.50	7.50	4.37
June 30, 2009	367,788	7.50	7.50	4.48
November 25, 2009	26,695	9.45	9.45	5.68
January 23, 2010	63,689	10.67	10.67	6.08

Total	1,422,680

Weighted-average		$7.65	$7.65	$4.47

(1)	The per share estimated fair value of common stock represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into account various objective and subjective factors.

(2)	The per share estimated fair value of options was estimated for the date of grant using the Black-Scholes options pricing model.

Based upon the mid-point of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of our outstanding stock options as of September 30, 2010 was $             million.

Our board of directors has historically estimated the fair value of our common stock, with input from management, as of the date of each stock option grant. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors, including:

➢	the sale price of the most recent preferred stock financing rounds, which was $6.50 per share for the Series D redeemable convertible preferred stock in July 2008;

➢	the liquidation preferences of our preferred stock, including any additional fundraising activities that may have occurred in the period;

➢	the illiquid nature of our common stock, including the opportunity and timing for any expected liquidity events;

➢	our size and historical operating and financial performance, including our recent operating and financial projections as of each grant date;

➢	achievement of enterprise milestones;

➢	the market value of a peer group comprised of selected publicly-traded companies and guideline transactions identified as being comparable to us; and

➢	market conditions for early-stage diagnostic companies and other life science companies.

Management’s discussion and analysis of financial condition and results of operations

Our board of directors considered and applied these and other factors in determining an estimate of the fair value of our common stock on each stock option grant date. With the information discussed above and information provided by management, and in accordance with the guidance set forth by the American Institute of Certified Public Accountants, or the AICPA, in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, the board of directors arrived at the grant date fair value of each option award as of each grant date. Specifically, we applied the probability-weighted expected return method, as prescribed by the AICPA Practice Aid. Under the probability-weighted expected return method, the fair value of our common stock is estimated based upon an analysis of future values of our company assuming various future outcomes, the timing of which is based on the plans of our board of directors and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us as well as the rights of each share class. The fair value of our common stock was estimated using a probability weighted analysis of the present value of the investment returns. This valuation method took into consideration the following scenarios:

➢	two different scenarios for the completion of an initial public offering – a short-term view (6 months) and a long-term view (18 months or more);

➢	a sale to a strategic acquirer at a significant premium to the liquidation preference;

➢	a sale to a strategic acquirer at a premium to the liquidation preference; and

➢	a sale to an acquirer below the liquidation preference.

The valuation methodology our board of directors considered to determine the fair value of our common stock was based on the probability-weighted expected return method, liquidation preferences, progress towards a liquidity event and historical market data of liquidity transactions for similar companies.

The fair value through June 30, 2009 was consistent with the fair value at December 31, 2008, which was derived primarily by reference to the completion of the Series D preferred stock financing in July 2008, which was deemed reasonable because our operations and progress towards product development milestones was consistent with the projections that existed at the time of that financing. The fair value of our common stock as of June 30, 2009 was determined to be $7.50 per share. The probability of an initial public offering was estimated to be 55% (30% likely in the short-term and 25% likely in 18 months). The fair value of our common stock through June 30, 2009 also reflected the following factors:

➢	the submission of our 510(k) premarket notification with the FDA for the clearance of our galectin-3 diagnostic test (March 2009);

➢	additions to our senior management team (January - June 2009);

➢	significant deterioration in the U.S. economy and the valuations of comparable companies; and

➢	significant deterioration in the prospects for the funding of early stage companies such as ours.

The fair value of our common stock as of November 25, 2009 was determined to be $9.45 per share. The probability of an initial public offering was estimated to be 60% (40% likely in the short-term and 20% likely in 21 months). The fair value of our common stock as of that date also reflects the following factors:

➢	the decision by the FDA to deny our 510(k) submission for our galectin-3 test (August 2009);

➢	the issuance of CE mark permitting sales of our galectin-3 test in the European Union (November 2009);

➢	the receipt of favorable data from an additional clinical study in support of our galectin-3 test (November 2009), which we submitted to the FDA in December 2009 with our new 510(k) application;

Management’s discussion and analysis of financial condition and results of operations

➢	the first shipment of galectin-3 trial kits to our distributor in Europe (November 2009); and

➢	our commercial partnership with Abbott (November 2009).

Since December 31, 2009 through the date of this prospectus, we granted options to purchase 63,689 shares of our common stock at an exercise price of $10.67 per share on January 23, 2010. The fair value of our common stock as of January 23, 2010 was determined to be $10.67 per share, an increase of $1.22 from the prior fair value on November 25, 2009. The probability of an initial public offering was estimated to be 60% (50% likely in the short-term and 10% likely in the next 18 months). The short-term probability was based, in part, on our belief in the increased likelihood of obtaining regulatory clearance from the FDA for our galectin-3 test and completing an initial public offering of our common stock, in light of prevailing market conditions and our relative financial condition at the time. The increase in the fair value of our common stock from November 25, 2009 also reflects the following factors:

➢	our submission of a new 510(k) premarket notification to the FDA for our galectin-3 test (December 2009);

➢	the holding of an organizational meeting with the representative of the underwriters for the initial public offering of our common stock contemplated by this prospectus (December 2009);

➢	ongoing discussions with the FDA relating to the clearance of our 510(k) submission; and

➢	our liquidity and needs for financing, including our bridge note financing where we issued $6.0 million in principal amount of bridge notes (March 2010 through November 2010).

The difference in the fair value of our common stock as of January 23, 2010 of $10.67 per share and the assumed initial public offering price of $             per share, the mid-point of the price range on the cover page of this prospectus, or $            , is attributable to                                                          . In addition, we believe that it is reasonable to expect that the completion of this offering will add value to the shares because they will have increased liquidity and marketability.

Total stock-based compensation expense has been recognized in the statement of operations as follows:

	Years ended December 31,			Nine months ended september 30, 2010
	2007	2008	2009
Research and development expenses	$884	$452	$565	$375
Selling, general and administrative expenses	1,026	1,152	1,816	$1,363

Total	$1,910	$1,604	$2,381	$1,738

Stock-based compensation expense of approximately $3.0 million was unrecognized for non-vested awards as of September 30, 2010, and is expected to be recognized over a weighted-average period of 2.3 years.

The assumptions used in determining fair value of share-based awards represent management’s and our board of directors’ best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change, and we use different assumptions, our share-based compensation expense could be materially different in the future. We believe that the valuation methodologies used in the valuations are reasonable and consistent with the AICPA Practice Aid.

Valuation models require the input of highly subjective assumptions. Because pre-IPO common stock has characteristics significantly different from that of a publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock.

Management’s discussion and analysis of financial condition and results of operations

The foregoing valuation methodologies are not the only valuation methodologies available to value our awards prior to becoming a public company. We cannot make assurances of any particular valuation of our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

Financial instruments

We have issued certain freestanding warrants related to shares that are redeemable or contingently redeemable, as well as common stock warrants that are not considered indexed to our own stock. These warrants are required to be carried as liabilities and are measured at fair value. Changes in the fair value of these warrants are recorded in the statement of operations. We measure the fair value of the warrants using a Black-Scholes option pricing model, using similar assumptions to those described above in the section entitled “—Stock-based compensation.” The expected term of all warrants is the remaining contractual term. Upon the closing of this offering, the warrants that are exercisable into redeemable shares will be converted into warrants to purchase common stock, and there will be no future impact on the statement of operations related to these warrants. However, the warrants for common stock that are not considered indexed to our own stock will remain outstanding.

The assumptions used in determining fair value represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change, including the changes in fair value of the underlying common stock, our fair value estimates could be materially different in the future.

RESULTS OF OPERATIONS

Comparison of the nine months ended September 30, 2010 and 2009

Revenue

Revenue decreased by 92%, or $7.5 million, to $620,000 in the nine months ended September 30, 2010 from $8.1 million in the same period in 2009. This decrease was primarily due to the completion of the HRP Initiative phase I clinical trial activities in July 2009. Revenue during the nine months ended September 30, 2009 from the HRP initiative was $6.5 million, or 80% of total revenue, and from three service agreements, was $1.6 million. During the nine months ended September 30, 2010, we recognized revenue from the HRP initiative phase II clinical trial activities and from four service agreements.

Operating expenses

The following table sets forth certain information concerning our operating expenses for the periods shown:

	Nine months ended September 30,		Change
	2009	2010	$	%
	(in thousands)
Cost of revenue	$7,902	$650	$(7,252)	(92)%
Research and development	6,502	5,596	(906)	(14)%
Selling, general and administrative	5,541	6,224	683	12%

Total operating expenses	$19,945	$12,470	$(7,475)	(37)%

Cost of Revenue. Cost of revenue decreased by 92%, or $7.3 million, to $650,000 in the nine months ended September 30, 2010 from the same period in 2009. The reduction in cost of revenue was primarily attributable to the decrease in costs associated with reduced activity from the HRP initiative and other service agreements.

Management’s discussion and analysis of financial condition and results of operations

Research and development expenses. Research and development expenses decreased by 14%, or $906,000, to $5.6 million in the nine months ended September 30, 2010 from the nine months ended September 30, 2009. The decrease was primarily due to the decreased activity and personnel-related costs associated with our internal biomarker discovery and development efforts, primarily our galectin-3 program. The galectin-3 program expenses consisted primarily of clinical and regulatory costs associated with the 510(k) submissions.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 12%, or $683,000, to $6.2 million in the nine months ended September 30, 2010 from the nine months ended September 30, 2009. Marketing expenses increased $170,000, primarily due to increased pre-market activities related to our product candidates, primarily galectin-3. General and administrative expenses increased $513,000 due to increased personnel-related costs.

Interest income and expense. Interest income for the nine months ended September 30, 2010 decreased by $98,000 to $4,000 in the nine months ended September 30, 2009 due to lower average cash balances. Interest expense and other financing costs for the nine months ended September 30, 2010 increased by $1.8 million to $2.0 million in the nine months ended September 30, 2009. Interest expense and other financing costs in the nine months ended September 30, 2010 was comprised of the non-cash expenses arising from the issuance of warrants for the convertible debt and term loans of $1.9 million, as well as cash interest from the term loans of $104,000.

Comparison of the years ended December 31, 2009 and 2008

Revenue

Revenue decreased by 42%, or $6.1 million, to $8.5 million in 2009 from $14.6 million in 2008, primarily due to the completion of phase I of the HRP initiative and the decreased number of projects completed under our other service agreements. During the year ended December 31, 2009, we recognized revenue from only six months of work related to the HRP initiative, as well as from other service agreements, compared to the year ended December 31, 2008, when we recognized revenue from six ongoing studies with the HRP initiative, as well as under various other agreements. Revenue from the HRP initiative in 2009 was $6.5 million, or 76% of total revenue, compared with $12.1 million, or 83% of total revenue, in 2008. As of June 30, 2009, we had recognized all of the revenue committed under the initiative.

Operating expenses

The following table sets forth certain information concerning our operating expenses for the periods shown:

	Years ended December 31,		Change
	2008	2009	($)	(%)
	(in thousands)
Cost of revenue	$13,822	$8,431	$(5,391)	(39)%
Research and development	6,858	8,527	1,669	24
Selling, general and administrative	4,475	7,520	3,045	68

Total operating expenses	$25,155	$24,478	$(677)	(3)%

Cost of revenue. Cost of revenue decreased by 39%, or $5.4 million, in the year ended December 31, 2009 from the year ended December 31, 2008. Of the decrease, $3.9 million was attributable to a decrease in third party costs, primarily due to the conclusion of screening, enrollment and baseline evaluation for the BioImage study under the HRP initiative. The reduction was also due to the decrease

Management’s discussion and analysis of financial condition and results of operations in personnel-related costs of $1.5 million as employees were redeployed from the HRP initiative to internal research and development efforts.

Research and development expenses. Research and development expenses increased by 24%, or $1.7 million, in the year ended December 31, 2009 from the year ended December 31, 2008. The increase was primarily due to the increased activities and personnel-related costs associated with our internal biomarker discovery and development efforts, primarily our galectin-3 program. The galectin-3 program expenses consisted primarily of clinical and regulatory costs associated with the 510(k) submissions.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 68%, or $3.0 million, in the year ended December 31, 2009 from the year ended December 31, 2008. Marketing expenses increased $2.7 million, primarily due to increased personnel and pre-market activities related to our product candidates, primarily our galectin-3 test. General and administrative expenses increased $270,000 due to increased personnel-related costs.

Interest income and expense. Interest income for the year ended December 31, 2009 decreased by $301,000 to $121,000 from $422,000 in the year ended December 31, 2008 due to lower average cash balances. Interest expense for the year ended December 31, 2009 decreased $4.7 million to $244,000 from $4.9 million in the year ended December 31, 2008. In the year ended December 31, 2009, interest expense was attributable to our outstanding term loan with Silicon Valley Bank, which matures in 2011 and bears interest at 10.25% as well as the amortization of debt discounts on the Silicon Valley Bank that arose from the issuance of warrants. Interest expense in the year ended December 31, 2008 consisted of the beneficial conversion of the convertible debt of $3.1 million, non-cash expenses arising from the issuance of warrants in connection with the term loans and the convertible debt of $1.1 million, and interest on the term loans and convertible debt of $724,000.

Comparison of the years ended December 31, 2008 and 2007

Revenue

Revenue increased by 62%, or $5.6 million, to $14.6 million in 2008 from $9.0 million in 2007, primarily due to the increased number of projects conducted under our service agreements. During the year ended December 31, 2008, we recognized revenue from the HRP initiative and five other service agreements, compared to the year ended December 31 2007, when we recognized revenue from the HRP initiative and three other service agreements. Revenue from the HRP initiative in 2008 was $12.1 million, or 83% of total revenue, compared with $5.1 million, or 57% of total revenue, in 2007.

Operating expenses

The following table sets forth certain information concerning our operating expenses for the periods shown:

	Years ended December 31,		Change
	2007	2008	($)	(%)
	(in thousands)
Cost of revenue	$7,301	$13,822	$6,521	89%
Research and development	5,832	6,858	1,026	18
Selling, general and administrative	3,820	4,475	655	17
Costs related to abandoned stock offering	3,154	—	(3,154)	(100)
Gain on sale of property and equipment	(118)	—	118	(100)

Total operating expenses	$19,989	$25,155	$5,166	26%

Management’s discussion and analysis of financial condition and results of operations

Cost of revenue. Cost of revenue increased by 89%, or $6.5 million, in the year ended December 31, 2008 from the year ended December 31, 2007. The increase in cost of revenue is proportional to the increase in revenue from the HRP initiative. The costs of outside services increased by $6.5 million, primarily due to the third party costs associated with the increased activities from the HRP initiative of $7.0 million, partially offset by a decrease of $390,000 in other services activities.

Research and development expenses. Research and development expenses increased by 18%, or $1.0 million, in the year ended December 31, 2008 from the year ended December 31, 2007. The costs of outside services increased by $1.8 million due to increased research and development activity on our product candidates, primarily our galectin-3 and AMIPredict programs, partially offset by a decrease of $780,000 in personnel- related costs due to a staffing reduction. The galectin-3 expenses consisted primarily of product development, as well as clinical and regulatory development costs. The AMIPredict expenses included costs primarily associated with biomarker discovery and research and development.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 17%, or $655,000, in the year ended December 31, 2008 from the year ended December 31, 2007. Personnel and personnel related costs increased by $700,000 for employees responsible for assessing the commercial opportunity of and developing market awareness and launch plans for our product candidates.

Costs related to abandoned stock offering. In the year ended December 31, 2007, we incurred $3.2 million in legal, accounting and other costs associated with our abandoned initial public offering of common stock. In the year ended December 31, 2008, we did not incur any such expenses.

Interest/Other income and expense. Interest income for the year ended December 31, 2008 increased by $120,000 to $422,000, from $302,000 in the year ended December 31, 2007 due to higher average cash balances. Interest expense for the year ended December 31, 2008 increased by $4.2 million to $4.9 million from $689,000 in the year ended December 31, 2007. In the year ended December 31, 2008, interest expense consisted of $3.1 million attributable to our convertible debt beneficial conversion, $1.1 million in non-cash expenses arising from the issuance of warrants in connection with the term loan and the convertible debt and $724,000 in interest from our term loans and convertible debt. In the year ended December 31, 2007, interest expense consisted of $434,000 attributable to our convertible debt beneficial conversion, $65,000 in non-cash expenses arising from the amortization of debt discounts that arose from the issuance of warrants in connection with loans and $190,000 in interest expense from the various loans.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2010, we had $2.9 million of cash, cash equivalents and marketable securities and a working capital deficit of $5.3 million, which includes $4.0 million in outstanding bridge notes as of September 30, 2010 from the March 2010 bridge note financing discussed below. Our primary sources of liquidity have been funds generated from our equity financings, which have included the sale of shares of our common stock and preferred stock, debt financings, and cash payments from our research and development collaborations and service agreements. Through September 30, 2010 we have received gross proceeds of $82.5 million from the sale of our securities as follows:

➢	$23.7 million through the sale of 15,823,566 shares of Series A redeemable convertible preferred stock;

➢	$5.0 million through the sale of 2,475,247 shares of Series A-1 redeemable convertible preferred stock;

➢	$4.8 million through the sale of 1,138,716 shares of Series B convertible preferred stock;

➢	$5.0 million through the sale of 1,369,863 shares of Series C redeemable convertible preferred stock;

Management’s discussion and analysis of financial condition and results of operations

➢	$6.0 million through the sale of convertible promissory notes, which converted into 949,720 shares of Series D redeemable convertible preferred stock;

➢	$34.0 million through the sale of 5,204,126 shares of Series D redeemable convertible preferred stock; and

➢

$4.0 million through the sale of convertible promissory notes, which will convert into              shares of our common stock upon the completion of this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range on the cover page of this prospectus.

In November 2007, we entered into a term loan with a financial institution to borrow up to $3.0 million. We have borrowed a total of $3.0 million under the agreement in two separate tranches and as of September 30, 2010, there was $400,000 of principal outstanding with monthly payments due through January 2011.

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of convertible promissory notes, or bridge notes, to certain of our principal stockholders. We refer to this financing as our bridge note financing. We issued $4.0 million of the bridge notes as of September 30, 2010 and the balance of $2.0 million in November 2010. Interest on the bridge notes accrues at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price. Assuming an initial public offering price of $             per share, which is the mid-point of the price range on the cover page of this prospectus, the $6.0 million in principal amount of the outstanding bridge notes will convert into approximately              shares of our common stock. In connection with the bridge note financing, we issued warrants to purchase 415,347 shares of our common stock. The warrants will be exercisable at an exercise price of $0.02 per share. The relative fair value of the warrants, aggregating $1,697,000, was recorded as interest expense in the nine months ended September 30, 2010. An additional charge totaling $1,018,000 will be recognized in November 2010 upon the issuance of the $2.0 million remaining principal on the bridge notes.

In July 2010, we applied to the Internal Revenue Service for a one-time tax incentive being offered by the U.S. Government, the Qualifying Therapeutic Discovery Project, or QTDP, program. In letters dated October 29, 2010, we were notified that we were awarded $489,000 under the QTDP program for qualified past expenditures related to our development efforts related to the galectin-3 and AMIPredict diagnostic tests. We expect to receive the funds from the QTDP program during the fourth quarter of 2010.

Net cash used

For the nine months ended September 30, 2010, we used cash in operating activities of $9.4 million, which reflects the net loss incurred totaling $13.8 million, offset by $4.0 million of non-cash charges and $350,000 in changes in working capital balances. Cash flows provided by investing activities of $2.0 million consisted of $2.1 million in net proceeds from the purchase and sale of marketable securities offset by $59,000 in purchases of property, equipment and intangibles. Net cash flows provided by financing activities were $2.0 million, which included proceeds from the issuance of convertible promissory notes of $4.0 million offset by $2.0 million from the repayment of our term loan and payment of the transaction fees related to the proposed initial public offering. As a result, we had negative cash flows for the nine months ended September 30, 2010 of $5.5 million.

For the nine months ended September 30, 2009, we used cash in operating activities of $14.4 million, which reflects the net loss incurred totaling $11.9 million and $4.8 million in use of cash for working

Management’s discussion and analysis of financial condition and results of operations capital, offset by $2.3 million of non-cash charges. Cash flows provided by investing activities of $1.6 million consisted of $2.3 million in net proceeds from the purchase and sale of marketable securities and restricted investments offset by $694,000 in purchases of property, equipment and intangibles. Net cash used by financing activities of $936,000 resulted principally from the repayment of our term loan and capital leases. As a result, we had negative cash flows for the nine months ended September 30, 2009 of $6.3 million.

In 2009, we had negative cash flows from operating activities of $18.0 million, which reflects the net loss incurred totaling $16.1 million, offset by $1.8 million of non-cash charges and changes in working capital balances. Cash flows provided by investing activities of $7.5 million consisted of $8.2 million in net proceeds of investments and restricted investments offset by $697,000 in purchases of property, equipment and intangibles. Net cash flows used in financing activities were $1.2 million, including repayment of our term loan and capital leases. As a result, we had negative cash flows for 2009 of $11.7 million.

In 2008, we had negative cash flows from operating activities of $9.6 million, which reflects the net loss incurred totaling $15.1 million, offset by $6.6 million of non-cash charges. Cash flows used in investing activities of $7.5 million consisted of $7.1 million in net purchases of investments and restricted investments and $385,000 in purchases of property and equipment. Net cash flows from financing activities were $36.0 million, including proceeds from the issuance of our Series D redeemable convertible preferred stock, convertible promissory notes and term loan, partially offset by repayment of our term loan, capital leases and equipment notes. As a result, we had positive cash flows in 2008 of $18.8 million.

In 2007, we had negative cash flows from operating activities of $3.9 million, which reflects the net loss incurred totaling $11.4 million, offset by $7.5 million of non-cash charges and changes in working capital balances. Proceeds from the sale of property and equipment and the sale of short-term investments, offset by purchases of restricted investments and purchases of property and equipment, resulted in cash flows used in investing activities of $3.8 million. Net cash flows from financing activities were $8.0 million, including proceeds from the issuance of our Series C redeemable convertible preferred stock, convertible promissory notes, term loan and from the issuance of promissory notes to GE Capital, partially offset by repayment of capital leases and equipment notes. As a result, we had positive cash flows in 2007 of $204,000.

Funding requirements

To date, we have generated revenue primarily through the provision of services to third parties in connection with our initiatives, collaborations and biomarker discovery and analysis services agreements. However, as we transition into a commercial organization, we expect to generate revenue from the sale of our products and do not expect to generate significant service-based revenue of this kind in the future under collaborative research and development and services agreements. We have generated only a limited amount of product revenue since our inception and do not expect to generate any significant revenue from the sale of our testing products before the second half of 2011, at the earliest. During the nine months ended September 30, 2010, we incurred a net loss totaling $13.8 million and used cash in operating activities totaling $9.4 million. We expect to continue to incur losses and use cash in operating activities through the remainder of 2010 and beyond. Our projected uses of cash include cash to fund operations, including continued research and product development, sales and marketing related to our launch of our first commercial product, capital expenditures, and existing debt service costs. Our existing cash resources are not sufficient to fund our current business plans beyond the end of January 2011. This projection is based on our current operations and planned activities at normal levels and does not assume any cash inflows from partnerships, disposition of additional non-core assets or successful completion of

Management’s discussion and analysis of financial condition and results of operations any equity or debt financings. We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities as of September 30, 2010, will be sufficient to meet our anticipated cash requirements through 2012.

If we are not able to generate significant revenues from sales of our galectin-3 tests by the end of 2012, we will need to raise funds, in addition to the net proceeds from this offering, to continue our operations and to develop and potentially commercialize our second product candidate, AMIPredict. We may consider any of the following options:

➢	partnering opportunities with pharmaceutical or biotechnology companies to pursue the development of our product candidates as companion diagnostic tests to their therapeutic products;

➢	license, sublicense, or other sources of financing relating to the development programs of our product candidates and other intellectual property; or

➢	sale of equity or debt securities.

If we are unable to obtain financing or enter into licensing or partnering arrangements on acceptable terms at that time, we will be required to implement aggressive cost reduction strategies. The most significant portion of the research and development expenses, as well as some portion of sales and marketing expenses, are discretionary and are in anticipation of development and commercial launch of our galectin-3 test. These cost reduction strategies could reduce the scope of the activities related to these development and commercialization activities and could harm our long-term financial condition and results of operations.

Our forecast of the period of time through which our financial resources will be adequate to support our operations, the costs to complete development of product candidates and the cost to commercialize our future products are forward looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk factors” and “Special note regarding forward looking statements” sections of this prospectus. We have based these estimates on assumptions that may prove to be incorrect, and we could utilize our available capital resources sooner than we currently expect. Our future liquidity and capital funding requirements will depend on numerous factors, including:

➢	the rate of progress and cost of our commercialization activities;

➢	the success of our research and development efforts;

➢	the expenses we incur in marketing and selling our products;

➢	the revenue generated by sales of any future products;

➢	the emergence of competing or complementary products;

➢	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

➢	the terms and timing of any collaborative, licensing or other arrangements that we have or may establish.

Management’s discussion and analysis of financial condition and results of operations

Contractual obligations and commitments

The following table sets forth our payment obligations as of December 31, 2009 under contracts that provide for fixed and determinable payments over the periods indicated. Other than the bridge note financing described above, no significant changes have occurred since December 31, 2009.

	Total	2010	2011	2012	2013	2014 and beyond
	(in thousands)
Operating leases	$2,002	$616	$616	$616	$154	—
Term loan, including interest	1,379	1,278	101		—	—
Contract services	1,312	625	487	100	100	—

Total	$4,693	$2,519	$1,204	$716	$254	—

We lease approximately 22,000 square feet of office and laboratory space with a term expiring in March 2013. We have a term loan which bears a fixed interest rate of 10.25% and requires us to make payments, which commenced in July 2008, in 30 equal monthly installments. Our contract service obligations relate to biomarker discovery, product development, manufacturing and other business activities. In addition, we may be obligated to pay up to $800,000 in milestone payments under a funding agreement with Fujirebio for our galectin-3 test. The payments are contingent upon the achievement of certain development milestones. The table does not include any possible milestone payments, royalties or other fees payable under certain of our license agreements. We are obligated to pay royalties to ACS Biomarker on our galectin-3 test, for which we owe $250,000 as a prepayment because we received FDA clearance of our 510(k) submission or obtain a patent in the United States or Europe covering a product that incorporates the licensed technology. We are obligated to make royalty payments to ACS Biomarker in the future and such royalty payments will be dependent on the amount and nature of the revenues we generate from our galectin-3 test and the other technologies that we have licensed from them. We believe that we are reasonably likely to make additional license payments in the future, although the amounts and timing are not currently determinable.

We believe that our facilities are adequate to meet our current needs, although if additional space is needed in the future, we believe that such space will be available on commercially reasonable terms. In the future, we expect that we will require additional property, plant and equipment to accommodate our anticipated growth. We may choose to lease or directly purchase such property, plant and equipment depending upon the nature of the purchase, the current lease rate and our cash position.

OFF BALANCE SHEET ARRANGEMENTS

Since inception, we have not engaged in any off balance sheet activities as defined in Item 303(a)(4) of Regulation S-K.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2008, the Financial Accounting Standards Board, or FASB, issued guidance that requires an entity to use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. We adopted this guidance beginning January 1, 2009, and the impact of adoption was not material to the consolidated financial statements.

In September 2009, the FASB issued authoritative guidance that modifies the accounting for revenue arrangements with multiple elements. This guidance requires an entity to allocate revenue to each unit of accounting in multiple deliverable arrangements based on the relative selling price of each deliverable. It

Management’s discussion and analysis of financial condition and results of operations also changes the level of evidence of stand-alone selling prices required to separate deliverables by allowing an entity to make its best estimate of the stand-alone selling price of the deliverables when more objective evidence of selling price is not available. Implementation of this guidance is required no later than fiscal years beginning after June 15, 2010, and this guidance may be applied prospectively to new or materially modified arrangements after the effective date or retrospectively. Early application is permitted. We have not yet evaluated the impact that this guidance may have on our financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is limited to our cash, cash equivalents and marketable securities, all of which have maturities of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities that management believes to be of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have a material negative impact on the value of our investment portfolio.

Our debt consists of fixed rate term debt that matures in January 2011 and the bridge notes that will convert to common stock upon the closing of this offering. We do not believe that an increase in interest rates would have a material negative impact on our financial position or results of operations.

We do not have any material foreign currency exposure.

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OVERVIEW

We are a life sciences company focused on the discovery, development and commercialization of novel diagnostic tests based on biomarkers for high-value market opportunities in healthcare that we identify. Our lead product, the BGM Galectin-3 test for heart failure, received FDA clearance in November 2010 and we have had limited sales and marketing activities in Europe since October 2009. We are also developing multiple product candidates for cardiovascular and other diseases. We believe that our tests will provide clinicians with improved information to better detect and characterize disease states. We believe that this information may enable physicians to achieve better patient outcomes and contain healthcare costs through, for example, earlier diagnosis, segmentation based on underlying disease processes, more accurate prognosis, more personalized treatment selection or monitoring of disease based on disease activity. We focus on blood-based tests due to the ease and low cost of access to evaluable samples for testing and the opportunity for repeat sampling to monitor changes in a patient’s medical condition. We are developing our initial product candidates to address significant unmet needs in cardiovascular disease. We intend to sell our tests, subject to regulatory clearance or approval, through various channels, including through leading diagnostic instrument manufacturers that will offer our tests as novel assays on their instruments.

Our lead product, the BGM Galectin-3 test for heart failure, is a novel assay for measuring galectin-3 levels in blood plasma or serum. Galectin-3, a member of the galectin family of proteins, is a biomarker that has been shown to play an important role in heart failure. Heart failure is a condition caused by a combination of diseases or factors that damage or overwork the heart muscle, resulting in its inability to pump blood efficiently to meet the requirements of other body organs. This condition often leads to serious medical complications and is a leading cause of death. According to the American Heart Association, heart failure affects an estimated 5.8 million Americans, with an approximate 670,000 new cases occurring each year, and we believe the prevalence and incidence of heart failure are similar in Europe. In the United States alone, heart failure is expected to cost the healthcare system over an estimated $39 billion in 2010. We have measured galectin-3 in more than six controlled studies involving over 2,200 patients with chronic or acute heart failure. In these studies, galectin-3 was found to be a strong independent predictor of mortality or hospitalization, the primary endpoints of the studies. We believe that the data from these studies indicate that heart failure patients with high levels of galectin-3 have a more progressive form of the disease, which we refer to as galectin-3-dependent heart failure. We believe that our galectin-3 test will provide physicians with meaningful information that may lead to more clinically- and cost-effective management of heart failure patients.

We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test, which we intend to make available in December 2010. This test is indicated for use in conjunction with clinical evaluation as an aid in assessing the prognosis of patients diagnosed with chronic heart failure. In addition, we obtained CE Mark in the European Union for our manual galectin-3 test in ELISA microtiter format, a form of test kit, in October 2009, and have begun limited sales and marketing activities in certain countries in Europe, but, to date, we have recognized only a limited amount of product revenue.

Although our manual BGM Galectin-3 test is an important element of our commercialization strategy, we believe that automated instrument versions of our test will be required for us to achieve broad customer acceptance and clinical adoption. In furtherance of our strategy to become the leading provider of high-value diagnostic tests that can be sold through leading diagnostic instrument manufacturers for use as novel assays on their existing automated diagnostic laboratory instruments, we have entered into worldwide development and commercialization agreements with Abbott Laboratories, or Abbott, Alere Inc., or Alere,

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and bioMérieux SA, or bioMérieux, for the inclusion of our galectin-3 test on a variety of automated instruments, including point-of-care instruments. Under these agreements, we have the right to enter into two additional agreements with other diagnostic laboratory instrument manufacturers for use on their instruments. Commercialization of automated versions of our test under these agreements is expected to commence no sooner than 2012, subject to completion of development of the galectin-3 test on these instruments and regulatory submission and clearance with the FDA and in the European Union for use of the test on these instruments. We are also developing our galectin-3 test for a second indication as a predictor of heart failure development in patients following acute coronary syndrome, a condition which includes heart attack and a serious form of cardiac chest pain called unstable angina.

In May 2010, we entered into a license and supply agreement with Laboratory Corporation of America, or LabCorp, under which LabCorp agreed to use commercially reasonably efforts to make galectin-3 testing available to physicians throughout the United States within 45 days of clearance by the FDA of our galectin-3 test. The LabCorp testing services will utilize the manual versions of our diagnostic test. Additionally, LabCorp has agreed to perform certain sales and marketing activities to promote galectin-3 testing.

In addition to the two indications for our galectin-3 test, we are also developing a test that we refer to as AMIPredict, a multivariate biomarker blood-based test for atherothrombotic cardiovascular disease, commonly known as vulnerable plaque. This test is designed to identify patients with a high risk of suffering a heart attack or stroke within the following two to four years. Our development work to date suggests that AMIPredict could be an improved diagnostic test compared to conventional risk factor-based approaches for heart attack and stroke risk, such as the Framingham Risk Score in the United States and the Systematic Coronary Risk Evaluation in Europe. We have initiated the development of an automated version of this test using currently approved laboratory instrumentation and reagents that are commercially available. We are currently conducting additional studies using this automated version intended to validate our previous findings. We plan to conduct these studies in the fourth quarter of 2010. In addition to AMIPredict, we are developing LipidDx, a blood-based protein assay, that we believe may aid in the management of common lipid disorders.

Our discovery efforts are focused on leveraging our proprietary technology platform and our initiatives and collaborations to discover new diagnostic tests for clinically and commercially important diseases. In contrast to the prevailing development approach in diagnostics in which companies identify commercial market opportunities for a product following a serendipitous discovery, our platform allows us to initiate a structured process for discovering biomarkers for high-value market opportunities in healthcare that we identify in conjunction with our partners, such as third-party payors. As part of our product development process for internally discovered and licensed biomarkers, we develop and optimize our own first generation assays, conduct clinical development studies utilizing these tests and then seek regulatory clearance or approval if the clinical studies are successful. Initially we expect that most of our products will be manual in vitro diagnostic assays offered in kit form, or for the more complex assays such as multivariate index assays, subject to FDA clearance, offered as a laboratory service. However, if our products are suitable for automated instrument or point-of-care applications, we intend to seek partnerships with leading diagnostic laboratory instrument manufacturers for the development and commercialization of our products on their instruments, such as our agreements with Abbott, Alere and bioMérieux. We believe that focusing on the development of diagnostic tests that can be sold through leading diagnostic instrument manufacturers for use as novel assays on their existing automated laboratory instruments will facilitate broader and more rapid adoption of our diagnostic tests.

As part of our strategy, we plan to continue to use the patient samples and data generated from our existing and any new collaborations and initiatives to successfully advance the development and commercialization of our products. For example, in 2006 we initiated and are leading the HRP (“high-risk plaque”) Initiative, for atherothrombotic cardiovascular disease, which consists of a series of pre-competitive, multi-party

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research and development projects with Abbott, AstraZeneca, Merck, Philips and Takeda. As part of the HRP initiative, we have conducted several studies and related activities involving approximately 7,000 Humana members enrolled in the study who provided biological specimens to which we have certain rights for our discovery and development projects that we conduct independent of this research initiative. In addition to the HRP initiative, in 2009, we entered into a five-year Cooperative Research and Development Agreement with the National Heart, Lung, and Blood Institute, part of the National Institutes of Health, or NHLBI, and Boston University to conduct certain biomarker discovery studies in the area of metabolic syndrome and atherosclerotic cardiovascular disease using samples and data from the Framingham Heart Study. We were selected for this collaboration through a peer-reviewed process by NHLBI and have certain rights to multivariate markers discovered as part of the joint research.

THE CURRENT HEALTHCARE LANDSCAPE AND ITS LIMITATIONS

The increasing cost of healthcare is driving a need for reform. In the United States, for example, healthcare expenditures in 2009 represented approximately 18% of the Gross Domestic Product, or GDP, according to the President’s Council of Economic Advisors. Absent healthcare reform that addresses the cost of healthcare, these expenditures are expected to continue to rise sharply. If the historical growth trend continues, the share of GDP devoted to healthcare in the United States is projected to reach 34% by 2040, according to this same source. Furthermore, with nearly half of current healthcare spending being covered by local, state and federal government, government programs like Medicare and Medicaid will continue to demand an ever increasing share of tax dollars. Current healthcare reform efforts are focused on improving overall financing and purchasing, such as the use of value-based purchasing to drive quality and clinical improvements. Although reform in healthcare financing and administration can offer some opportunity to mitigate increases in healthcare cost, we believe improved medical management is needed to improve patient care outcomes and concurrently reduce the overall cost of care.

Healthcare reform is happening against the backdrop of substantial growth in biomedical information and an increasing complexity of medical care. Scientific experiments and clinical observations have documented the heterogeneity, or differences, in the underlying causes and symptoms among patients, of medical conditions and the variability in patient responses to treatments. Physicians currently have limited information about the underlying cause of disease to enable individualized treatment decisions for patients. Consequently, the current treatment paradigm is commonly based on a one-size-fits-all treatment model and a trial-and-error approach to finding the most suitable treatment for an individual patient. We believe that the combination of disease and patient disparateness and an increasing number of available therapeutic options creates an urgent need and a significant opportunity to more accurately match patients with appropriate treatments. We believe that diagnostic tests can play a central role in the solution to this important medical challenge of matching patients with appropriate treatments and can contribute to improved medical outcomes at reduced cost.

In addition, the current medical treatment model for most diseases continues to largely rely on detection and, in most cases, characterization of disease based on signs observed by physicians and symptoms perceived by the patient. Many disease conditions have a subclinical stage during which these signs and symptoms are not present or are insufficient to prompt the patient to seek medical care. Moreover, when a patient seeks medical care in the early stages of disease, these signs and symptoms are often not specific. With the lack of noticeable clinical symptoms, physicians may make incorrect or inconclusive diagnoses. However, many medical conditions are easier to treat in the early stage of the disease, and long-term complications and high-cost medical interventions can often be avoided when the disease is detected and treated early. These considerations apply to many common serious medical conditions, particularly in cardiovascular and metabolic diseases, and some forms of cancer and central nervous system diseases. We believe that novel diagnostic tests can play a pivotal role in the early detection and

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characterization of diseases, enabling more effective and often lower cost treatments as compared to the current medical model, which relies on the presence and recognition of signs and symptoms.

DIAGNOSTIC INDUSTRY OVERVIEW

The in vitro diagnostics, or IVD, industry focuses on developing products used to evaluate and analyze biological specimens derived from bodily fluids, such as blood, blood plasma and serum, urine, cells and other substances taken from patients. The information generated may be used by physicians to help identify persons at risk of disease, diagnose disease, stratify disease severity among patients, determine prognosis, monitor disease state and progression, guide and monitor therapy, and aid in the clinical management of patients. According to Kalorama Information, an independent market research firm, the global IVD market was approximately $42 billion in 2007 and is projected to reach $56 billion in 2012, growing at a compound annual growth rate, or CAGR, of 6%. Leading IVD manufacturers include Abbott, Siemens, Roche, Ortho Clinical Diagnostics and Beckman Coulter. “Customers” for in vitro diagnostic tests typically include a patient, whose specimen is used to measure the biomarker or analyte, a physician, who orders and interprets the results of the test, a laboratory which purchases the in vitro diagnostic kits and instruments to perform the test and a payor, which may reimburse for some or all expenses associated with conducting the test.

Molecular diagnostics currently represent a significant portion of the IVD market. According to Kalorama Information, the molecular diagnostics market, including a variety of laboratory tests, such as consumer diagnostics (over-the-counter and at-home tests), clinical research, biomarker discovery and testing and novel molecular analyses, was approximately $18 billion in 2006 and could be projected to exceed $92 billion in potential revenue (if every patient who could be tested were tested with molecular diagnostics) in major markets by 2016, representing a CAGR of 18%. The term molecular diagnostics refers to tissue and blood-based laboratory tests that measure DNA, RNA, proteins or metabolites to detect genotypes, mutations or biochemical changes that are markers of these biological characteristics, or biomarkers. Although tissue-based tests, such as certain genomic tests typically used in cancer, provide important new options to clinicians and patients, access to evaluable tissue samples is often difficult and expensive. We believe these factors severely limit the opportunities for tissue-based biomarker tests, in contrast to blood-based tests, which benefit from the ease and low cost of access to evaluable samples.

A biomarker is one or more biological characteristics that can be objectively measured and evaluated as an indicator of normal or pathogenic processes. Since biomarkers correlate with an underlying process within the body, tests to measure these biomarkers can be used effectively to aid physicians in a variety of ways. While genes are typically associated with the presence or absence of a genetic disease predisposition, proteins and metabolites often reflect the presence, severity or activity of a disease state. Therefore, the presence or amount of proteins or metabolites in the body can often serve as biomarkers for detecting presence of disease states such as cardiovascular disease and monitoring the progress of these diseases during treatment.

Conventional diagnostic assays are typically used to evaluate the concentration of a particular biomarker or other analyte, with the actual concentration providing information to the physicians ordering the test. This measured value is then compared to a determined normal range, a particular target value, a cut-off value, or the patient’s own baseline or prior values. It has increasingly been recognized that the clinical utility of a biomarker may be significantly greater when analyzed as a composite with one or more other biomarkers, often referred to in test form as a multivariate index assay. In its simplest format, multivariate index assays can produce a ratio between two analyte values, but when larger numbers of analytes are measured, mathematical formulas called algorithms are utilized to calculate either a score or a clinical categorization such as low, intermediate or high risk.

Over the past several decades, leading diagnostic laboratory instrument manufacturers have achieved significant improvements in automated testing methods and systems for hematology, chemistry and

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immunoassays. An immunoassay is a biochemical test that measures the concentration of a substance in a biological liquid, such as blood serum, or a biochemical test that measures the concentration of an analyte using chemical antibodies. In addition to developing and manufacturing these advanced diagnostic laboratory instruments, these manufacturers have established significant manufacturing and supply chain logistics and sales and marketing infrastructures for the diagnostic reagents used by their systems. The diagnostic instrument systems they offer range in size from small hand-held devices for point-of-care usage to large robotic laboratory systems that can handle more than 1,000 samples per hour and hold reagents for more than 50 assays. These immunoassay systems rely on established antibody methods in which one or more antibodies bind to the analyte, or substance being measured, which is usually a protein. These systems also utilize a method to detect such binding and are able to analyze the absolute concentration of the protein in question. These systems can be used to run various assays and manufacturers typically offer comprehensive menus of immunoassays, with the majority of analytes overlapping between manufacturers. We believe that this installed base of automated instruments offers an exceptional opportunity to make novel biomarker tests available to laboratories globally without the need for investment in development and commercialization of instrumentation specific to the “content” of the tests. We refer to this strategy as “separation of content and instrument,” which contrasts with the traditional model where manufacturers of automated laboratory instruments also discover and develop their own proprietary diagnostic tests for use as content exclusively for their instruments.

The FDA proposed a regulatory framework for in vitro diagnostic multivariate index assays, or IVDMIAs, and issued draft guidance that indicates how it may regulate IVDMIAs. Although the draft guidance has not been finalized and may never be issued, the FDA has cleared several IVDMIAs consistent with the draft guidance. In February 2007, the FDA cleared the first premarket notification 510(k) submission of an IVDMIA, Agendia’s MammaPrint® breast cancer recurrence assay. Subsequently, two additional IVDMIA products were cleared under the FDA’s IVDMIA draft guidance. We believe that with these regulatory clearances, representing a variety of multivariate diagnostic tests, a regulatory framework appears to be forming consistent with the FDA’s guidance, and we plan to develop our diagnostic product candidates and seek regulatory clearance in a similar way.

OUR SOLUTION

We have discovered biomarkers and are developing novel diagnostic tests based on biomarkers using our proprietary technology platform. In order to facilitate market acceptance and broad adoption of our biomarker-based diagnostic tests, we plan to make them available to the laboratories that perform these tests on behalf of physicians and their patients in several ways. We are pursuing three distinct paths for commercialization of our diagnostic tests:

➢	Sales of manual versions of our diagnostic tests through laboratory service providers;

➢	Sales by us through certified clinical laboratories; and

➢	Sales of automated versions of our diagnostic tests through leading diagnostic instrument manufacturers for use on their instruments.

Sales through laboratory service providers

We plan to develop and optimize our own first generation assays, conduct clinical development studies utilizing the assays and then seek regulatory clearance or approval if the clinical studies are successful. Initially, we expect that most of our product candidates, if cleared or approved by regulatory authority, will be in vitro diagnostic assays in kit form marketed to a variety of clinical laboratories. These clinical laboratories then offer testing services to physicians and their patients and collect a testing fee from the patient or the patient’s health plan or insurer if the test is eligible for reimbursement. Our agreement with

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LabCorp to offer galectin-3 testing services to physicians in the United States following FDA clearance is an example of a sale of our manual test product to a laboratory service provider which, in turn, makes laboratory testing available to physicians.

Sales by us through certified clinical laboratories

We expect that our more complex assays, such as IVDMIAs, will be marketed as a laboratory service to physicians and patients by one or a few laboratories which would perform and offer these services on our behalf for physicians and patients. In this model, we would contract with established CLIA-certified laboratory service providers suitable for providing these specialized services, but we would be directly or indirectly responsible for collection of fees from patients and their health plans or insurers for these services. We currently have no such laboratory service offering, but, as part of the development program for AMIPredict, we have identified and commenced discussions with several potential providers of these specialized testing services.

Sales through leading diagnostic instrument manufacturers

Although manual forms of our tests are an important element of our commercialization strategy, we believe that automated instrument versions of our test will be required for us to achieve broad customer acceptance and clinical adoption. If our product candidates are suitable for automated instrument or point-of-care applications, we plan to seek collaborations with leading diagnostic laboratory instrument manufacturers for the development and commercialization of our product candidates on their instruments. In this model, we would collaborate with the manufacturer to develop an automated version of our test specifically for their automated instruments. Automated instruments offer marked advantages over our first generation manual test version in terms of speed, throughput and operating efficiency. We expect that under most agreements the instrument manufacturer will be responsible for development and manufacturing of our test for their automated instruments and additionally be responsible for distribution and sale of the test to clinical laboratories that operate their instruments. We have entered into agreements to date with Abbott, Alere and bioMérieux. Under these three agreements, the diagnostic laboratory instrument manufacturers will be responsible for the development of our galectin-3 test on their respective automated instruments for use in their clinical laboratories or at the point-of-care. The terms of these agreements permit us to enter into two additional similar non-exclusive collaborations for our galectin-3 test. We intend to retain primary marketing responsibilities to promote automated galectin-3 testing.

We believe that our solution offers several important benefits over existing approaches in diagnostics by:

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Enabling us to structure a discovery process for high-value market opportunities. The prevailing development and commercialization approach among life sciences companies is to identify commercial market opportunities for a product following a serendipitous discovery. In contrast, we believe that our proprietary technology platform offers us an opportunity to initiate a structured process for discovering biomarkers for high-value market opportunities that we identify. Our initial focus is on discovering or in-licensing biomarkers, and then developing novel diagnostic tests based on these biomarkers for significant unmet clinical needs in cardiovascular disease.

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Providing novel tests for laboratory instruments. We are focused on discovering, developing and commercializing biomarker-based diagnostic tests that can be sold through leading diagnostic instrument manufacturers for use as novel assays on their extensive installed base of laboratory instruments.

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Selecting and developing the best commercialization model for each test. Many factors influence how diagnostic tests are commercialized, including their complexity and ability to be offered as simple first generation products, potential need for rapid turn-around, testing volume and reimbursement level,

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among others. Our multi-pronged commercialization strategy allows us to consider these factors and tailor our commercialization strategy for each product in a manner that best suits the particular test, whether it be manual or automated, offered as in vitro diagnostic test kits to clinical laboratories or as a testing service directly to physicians or patients.

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Improving characterization of disease process. We are developing diagnostic tests to identify disease during the subclinical stage, or before signs and symptoms are present. We believe that early detection and characterization of disease can help physicians better match patients with appropriate treatments, resulting in better clinical outcomes.

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Reducing healthcare costs. We are developing novel diagnostic tests for costly disease states that place tremendous demands on healthcare systems. We believe that our tests can help improve medical management and care outcomes, while reducing healthcare costs in our target markets.

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Involving stakeholders to plan our discoveries. We involve payors, leading scientists and other stakeholders in the selection and execution of our discovery and development projects so that our diagnostic tests may better address unmet medical needs. We believe our approach, in which we identify a significant unmet medical need then attempt to discover a solution to meet the need, provides us with a competitive advantage relative to the prevailing paradigm of attempting to find or establish a market after making an academic discovery.

OUR STRATEGY

Our objective is to become a leader in discovering, developing and commercializing novel diagnostic tests based on novel biomarkers we discover or in-license from others. We seek to provide physicians with better information for the diagnosis, prognosis, treatment and monitoring of disease, which we believe will result in improved patient outcomes and more efficient use of healthcare resources. We plan to use the patient samples and data generated from our initiatives and collaborations to discover and develop new diagnostic tests, including multivariate index assays, for commercially important diseases using our proprietary technology platform. Key elements of our strategy include to:

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Obtain regulatory clearance or approval for and launch our product candidates. We intend to seek FDA clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, for all of our novel diagnostic tests, including our IVDMIA tests, prior to their launch for clinical use. We believe that this strategy will significantly simplify the regulatory clearance process for our commercialization partners and pave the way for an expedited launch of each product. We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test, which we intend to make available in December 2010. In October 2009, we obtained CE Mark for this test in the European Union and have begun limited sales and marketing activities there.

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Use the patient samples and data generated from partnerships with third-party payors and government programs to discover clinically-relevant biomarkers for high-value market opportunities using our proprietary technology platform. We believe that our proprietary discovery platform is disease and drug-class agnostic, allowing us to be market focused. We believe third-party payors have financial incentives to encourage the market acceptance of diagnostic tests in order to control costs and have the ability to facilitate market penetration of our product candidates. Consequently, we focus on high-value opportunities where the interests of third-party payors are aligned with those of other key stakeholders, such as patients, physicians, laboratory providers and hospitals.

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Partner with leading laboratory service providers to provide widespread access to our tests upon clearance or approval. We intend to partner with leading U.S. national and regional laboratory service providers for the inclusion of our diagnostic tests, upon regulatory clearance or approval, in their laboratories. This strategy provides clinicians convenient regional or national access to our tests,

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without the need for the local or facility laboratory to offer our assays. These laboratory service providers offer broad menus of assays and can incorporate our in vitro diagnostic products in their existing work flow. We believe this strategy will provide convenient and national access to our biomarker-based tests and help drive market penetration prior to the availability of an automated version of our tests, which may allow widespread adoption by institutional clinical laboratories. We have entered into a semi-exclusive agreement with LabCorp to include galectin-3 testing as part of the routine laboratory tests available from LabCorp and to provide galectin-3 laboratory testing services to physicians throughout the United States within 45 days of the FDA’s clearance of our galectin-3 test. LabCorp has also agreed to provide sales and marketing support to promote appropriate galectin-3 testing in heart failure.

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Partner with leading diagnostic laboratory instrument manufacturers for the development and commercialization of novel diagnostic tests on their automated or point-of-care instruments. We are positioning ourselves as the leading provider of biomarker-based diagnostic tests that can be sold through leading diagnostic instrument manufacturers for use as novel assays on their existing installed base of laboratory instruments. These systems, developed over the past two decades by the leading diagnostic laboratory instrument manufacturers, are content-agnostic and currently offer comprehensive menus of immunoassay tests. This extensive installed base of high-end automated analyzers offers an exceptional opportunity to make our novel biomarker-based diagnostic tests available to laboratories globally without the need for costly investment in our own instruments. We intend to enter into non-exclusive licenses for our diagnostic tests and product candidates with these companies for the development and commercialization of assays on their instruments. We have entered into non-exclusive development and commercialization agreements with Abbott, Alere and bioMérieux, for the inclusion of our galectin-3 test on their automated laboratory and point-of-care instruments, and we have the right to enter into two additional agreements with other diagnostic companies for this test. We believe that focusing on diagnostic tests for use as novel assays on existing automated laboratory instruments will facilitate broader and more rapid adoption of our diagnostic tests.

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Continue to use the patient samples and data generated from existing and new collaborations to successfully advance the development and commercialization of our product candidates. We intend to continue participating in research collaborations such as those with the Copenhagen Heart Study and the NHLBI, for the Framingham Heart Study. Partnering with these leading studies provides us with unique access to biological samples, and the resulting data sets and medical histories that form the foundation of our biomarker discovery and clinical validation. We also intend to continue establishing collaborations with pharmaceutical companies and leverage these relationships to expand our capabilities and develop new product opportunities.

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Retain primary commercial responsibility for our biomarker tests to drive market penetration and clinical support for our products. We intend to retain primary responsibility for our biomarker tests through our various commercial activities, including the development of new indications, management of intellectual property rights, marketplace education, market development and reimbursement strategies and plans. We plan to build scientific support to drive physician awareness and utilization of our products through additional studies and publications, key opinion leader engagement and assist in the positioning of our tests in patient management guidelines. As part of this effort, we intend to deploy a limited specialty sales force and leverage the resources of our collaborators to drive demand for our products.

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PRODUCT PIPELINE

Our product pipeline consists of our galectin-3 test and a number of other in vitro diagnostic product candidates that target important unmet medical needs. We will need to complete additional development activities for each of these product candidates and submit these product candidates for regulatory clearance or approval prior to commercialization in each of the markets where we plan to introduce them. We currently plan to follow the same 510(k) regulatory pathway for these other product candidates in the United States that we are following for our galectin-3 test.

The following table describes the status of our product development projects:

Test name / disease area	Description	Stage
Cardiovascular Disease

BGM Galectin-3 Heart Failure	Galectin-3 as an aid in assessing the prognosis of patients with heart failure	Commercialization (United States, December 2010; and European Union, since October 2009)

BGM Galectin-3 Heart Failure Risk Following Heart Attack	Galectin-3 to identify patients at elevated risk for heart failure following a heart attack	Development

AMIPredict Acute Atherothrombosis	Multivariate index assay to identify patients at high risk of near-term atherothrombotic event	Development
(heart attack or stroke)

LipidDx Lipid Disorders	An aid in the management of patients with lipid disorders	Development

We have initiated or are planning to initiate the following discovery projects:

Disease area	Description
Cardiovascular Disease and Metabolic Syndrome	Multiple discovery projects in collaboration with Framingham Heart Study

Multiple Sclerosis	Biomarker of disease activity in multiple sclerosis

Anti-TNF Alpha Drug Response	Biomarker of response to administration of anti-TNF alpha drugs

OUR PRODUCTS AND PRODUCT CANDIDATES

Creating new clinical paradigms in cardiology

We believe our product discovery and development pipeline addresses several important related unmet needs in cardiovascular medicine and enables several promising new clinical paradigms:

➢	Segmenting Heart Failure. Segmenting patients based on the underlying cause of heart failure to enable more clinically- and cost-effective personalized clinical management of the patient.

➢	Finding Subclinical Heart Failure. Identifying patients at elevated risk for heart failure among patients with previous heart attack before the manifestation of heart failure signs and symptoms.

➢	Finding Those at Greater Risk for Heart Attack and Stroke. Testing for biomarkers related to vulnerable plaque disease to identify and treat those at near-term risk for heart attack or stroke.

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Enabling Better Management of Lipid Disorders. Using biomarker testing of patients with lipid disorders to enable patients and providers to more quickly achieve treatment targets with fewer office visits.

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BGM galectin-3 in heart failure

Overview

Galectins are a family of proteins that play many important roles in inflammation, immunity and cancer. Galectin-3, a member of this family of proteins, has been shown to play an important role in heart failure in animal and human studies. In animal experiments, administration of galectin-3 to the heart resulted in the formation of cardiac fibrosis, or stiffening, in the heart muscle, a process often referred to as adverse remodeling. In these animal studies, adverse remodeling reduced the heart’s ability to pump normally, causing the animals to develop heart failure. This link between galectin-3 and adverse remodeling is significant, as cardiac remodeling is an important determinant of the clinical outcome of heart failure and is linked to disease progression and poor prognosis. We have obtained an exclusive worldwide license to certain galectin-3 rights from a company that was spun out of the University of Maastricht in The Netherlands pertaining to the application of this protein in heart failure, and we have filed several of our own patent applications related to galectin-3.

We have developed and optimized a novel assay, which we call BGM Galectin-3, for measuring galectin-3 levels in blood plasma or serum. We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test, which we intend to make available in December 2010. This test is indicated for use in conjunction with clinical evaluation as an aid in assessing the prognosis of patients diagnosed with chronic heart failure. In addition, we obtained CE Mark in the European Union in October 2009 for the test in ELISA microtiter format, enabling commercialization of the assay in the European Union and other countries that recognize the CE Mark. We have begun limited sales and marking activities of the assay in certain countries in Europe.

Commercialization

As part of our commercialization strategy for our galectin-3 test, we have transferred our assay to a contract manufacturer based in the United States and have produced multiple production-scale batches of the assay in ELISA microtiter format. In May 2010, we entered into a license and supply agreement with LabCorp under which LabCorp agreed to purchase our galectin-3 test and use commercially reasonable efforts to provide manual galectin-3 testing services to clinicians nationwide so that clinicians will have convenient regional or national access to our tests. Although our manual BGM Galectin-3 test is an important element of our commercialization strategy, we believe that automated instrument versions of our test will be required for us to achieve broad customer acceptance and clinical adoption. In furtherance of our strategy to become the leading provider of high-value diagnostic tests that can be sold through leading diagnostic instrument manufacturers for use as novel assays on their existing automated immunochemistry equipment, we also expect to enter into worldwide, non-exclusive development and commercialization agreements with leading diagnostic laboratory instrument manufacturers. Since November 2009, we have entered into agreements with Abbott, Alere and bioMérieux for the inclusion of our galectin-3 test on various automated laboratory instruments, including point-of-care instruments. We have the right to enter into two additional similar agreements with other diagnostic laboratory instrument manufacturers for the inclusion of our galectin-3 test on their automated instruments. Commercialization of the automated versions of our assay under these agreements is expected to commence in the United States and Europe no sooner than 2012. Each of these assays are subject to successful completion of development of the galectin-3 test on automated instruments and will require regulatory submission and clearance with the FDA and the European Union prior to commercial introduction.

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Heart failure overview

Heart failure is a condition caused by a combination of diseases or factors that damage or overwork the heart muscle, resulting in its inability to pump blood efficiently to meet the needs of other body organs. Heart failure may lead to serious complications and is a leading cause of death. The most common cause of heart failure is coronary artery disease, including heart attack and unstable angina. The cardiac injury caused by coronary artery disease often results in the development of adverse remodeling. Heart failure can be caused by many other factors, including high blood pressure, diabetes and defects of the heart valves or muscle itself. Patients with heart failure typically exhibit non-specific signs and symptoms such as swollen legs or ankles, shortness of breath or weight gain. Although the condition is usually progressive, the rate of progression varies markedly from no noticeable deterioration over multiple years to rapidly progressive, resulting in death in just weeks or months. Galectin-3 dependent adverse remodeling is a common cause for heart failure progression, and we refer to this as galectin-3 dependent heart failure.

Natriuretic peptides are hormones released by the heart muscle in response to increased cardiac pressure or volume and have proven clinical utility in the diagnosis and management of heart failure. In late 2001, a blood test for B-type natriuretic peptide, or BNP, became commercially available, followed in 2003 by a blood test for N-terminal prohormone BNP, or NT-proBNP. Since the release of the BNP test by Biosite, which is now part of Alere, on a point-of-care instrument, the U.S. heart failure diagnostics market has experienced significant growth. According to Frost & Sullivan, an independent market research and consulting firm, the BNP and NT-proBNP diagnostics market worldwide was estimated at approximately $570 million in 2009 and is expected to grow to $800 million by 2013, a 9% CAGR.

According to the American Heart Association, an estimated 5.8 million Americans suffer from heart failure, with an approximate 670,000 new cases occurring each year, and we believe the prevalence and incidence of heart failure are similar in Europe. It is estimated that heart failure is responsible for over 282,000 deaths per year in the United States. Once diagnosed, overall mortality for heart failure is high, with one in five dying within a year of diagnosis. Survival is lower in men than in women, with 59% of men and 45% of women dying within five years of diagnosis. The incidence of heart failure increases with age, with approximately 73% of patients discharged from hospitals in the United States with a diagnosis of heart failure aged 65 years or older. Treating these patients is associated with a high rate of hospitalizations and ambulatory care visits, with an estimated 1.1 million hospitalizations in 2006 and an estimated 3.4 million ambulatory care visits in 2007. Re-hospitalization of these patients is a significant factor in the utilization of healthcare resources. A recent review of Medicare claims data for re-hospitalization showed that patients with a discharge diagnosis of heart failure had a 30-day re-hospitalization rate of 27%, the highest among any group of patients. The estimated direct and indirect cost of heart failure in the United States for 2010 is estimated at $39.2 billion, which is likely understated greatly because it is based on data for heart failure as the primary diagnosis or underlying cause of death.

Assessing the prognosis of patients with heart failure to improve patient care and outcomes

Patients with heart failure are commonly classified based on signs and symptoms using the New York Heart Association, or NYHA, functional classification scale based on a patient’s symptoms. The scale ranges from Class I patients—those with no limitation of physical activity and for whom ordinary physical activity does not cause undue fatigue, palpitation or shortness of breath to Class IV patients—those who are unable to carry out any physical activity without discomfort and who have symptoms of cardiac insufficiency at rest. However, the NYHA functional classification scale does not specifically correlate with underlying disease process. We believe that stratifying patients with heart failure on the basis of underlying disease process will enable more individualized treatment and clinical management,

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leading to improved clinical outcomes and reduced healthcare costs. Galectin-3 dependent heart failure represents a common cause of heart failure development and rapid progression, and as such, may be measured to define an important segment of patients with this condition.

Natriuretic peptides such as BNP and NT-proBNP do not segment patients with heart failure on the basis of a specific underlying disease process, but the presence of these hormones rather reflects the degree of pressure or volume overload in the heart. In other words, increases in natriuretic peptides reflect the degree of cardiac overload, not the actual underlying cause. Consequently, galectin-3 and natriuretic peptides provide the clinician with information on two independent processes. For this reason, patients with elevated levels of galectin-3 may have normal or elevated levels of natriuretic peptides, and likewise, only a portion of patients with elevated levels of natriuretic peptides may have galectin-3-dependent heart failure. We believe that galectin-3 provides important incremental clinical information to natriuretic peptides in patients with heart failure.

Clinical development and validation of our galectin-3 assay for patients with heart failure

Galectin-3 has been known to play a role in health and disease. Galectin-3 can be found in low concentrations in blood of healthy individuals. In a study that we conducted, involving over 1,000 healthy volunteers free from cardiovascular disease, we measured galectin-3 levels to determine a reference range in blood plasma. Analyzing this data, we found a near normal distribution, with minimal effect of age, gender, or presence of intercurrent conditions such as diabetes and other variables. The mean blood plasma galectin-3 level was found to be 13.3 ng/mL and the median 12.4 ng/mL. The upper limit of the normal range (90% percentile) was found to be 19.0 ng/mL.

We have also measured galectin-3 in more than six controlled studies involving more than 2,200 patients with chronic or acute heart failure. In these studies, galectin-3 was found to be a strong independent predictor of mortality or hospitalization, the primary end-points of these studies, meeting the criteria for statistical significance (p-value <0.05). We believe that the data from these studies supports the premise that galectin-3 may be used to segment and stratify heart failure patients and that patients with galectin-3 dependent heart failure have a more progressive form of the disease associated with increased hospital utilization and premature death. These studies were completed in 2009, and we intend to publish the results of these studies in peer reviewed journals under the authorship of the principal investigators who conducted the studies.

The following two studies illustrate the performance of our galectin-3 assay in heart failure and were submitted in support of our 510(k) application:

Study I — Multicenter study conducted in europe

Galectin-3 levels were measured in 582 plasma samples from an independent, controlled, prospective, multi-center clinical study conducted in Europe enrolling NYHA class II, III and IV subjects. The average age of the patients was 71 years and 38% were female. The median follow-up time was greater than 18 months and the primary endpoint was the composite of all-cause mortality and hospitalization for heart failure. Two cutoff values were derived that in turn defined three ordered galectin-3 categories. The association of these galectin-3 categories with the primary endpoint was assessed by Cox regression survival analysis. High galectin-3 levels measured at baseline were found to be significantly associated with increased risk of all-cause mortality and hospitalization for heart failure and, further, remained significantly associated with increased risk upon adjustment for other baseline risk factors of age, gender, NYHA functional classification, left ventricular ejection fraction, diabetes status and smoking status. After accounting for these other baseline risk factors, patients with the highest baseline levels of galectin-3 (>25.9 ng/mL) had an approximately 2.4-fold increased hazard of death or hospitalization for heart failure, relative to patients with low galectin-3 levels (<17.8 ng/mL).

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Study II — Multicenter study conducted in the United States and Canada

Galectin-3 levels were measured in 895 plasma samples from an independent, controlled, prospective, multi-center clinical study conducted in the United States and Canada. This study represented a sub-study to a study funded by NHLBI. The study involved heart failure patients with left ventricular dysfunction and with NYHA class II, III or IV symptoms. The average age of the patients was 58 years, 29% were female and 36% were non-white. The median follow-up time was approximately 30 months. Participants were categorized based on the galectin-3 risk categories defined in Study I. Cox regression models and Kaplan-Meier analysis were used to evaluate the association of baseline galectin-3 levels in heart failure patients, with the composite endpoint of all-cause mortality and all-cause hospitalization. The study data demonstrated that an elevated baseline galectin-3 level (>17.8 ng/mL) had an approximate 1.4-fold increased hazard of death or hospitalization for heart failure, relative to patients with low galectin-3 levels, even after accounting for other baseline risk factors of age, gender, NYHA functional classification, left ventricular ejection fraction, diabetes status and smoking status.

Clinical utility and benefits of galectin-3 testing for patients with heart failure

Heart failure is a condition caused by a combination of diseases or factors. Only a segment of heart failure patients have elevated levels of galectin-3, suggesting the presence of galectin-3-dependent heart failure. Clinical studies using our galectin-3 assay have demonstrated that patients with elevated galectin-3 levels have worse prognosis in terms of mortality or risk of hospitalization than comparable patients with low or normal levels of galectin-3. Accordingly, we believe that measurement of galectin-3 in patients with heart failure offers clinically useful information and that physicians may use information pertaining to risk of adverse outcomes based on galectin-3 blood plasma or serum levels and other clinical parameters in routine clinical management of patients with heart failure, such as:

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Spacing of patient visit intervals. We believe physicians may monitor galectin-3 levels to determine the time interval between patient visits, with greater time between visits for patients exhibiting normal galectin-3 levels and more frequent visits for those patients that have elevated galectin-3 levels.

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Assessing the need for referral to a cardiologist or heart failure specialist. The majority of heart failure patients are managed by clinicians other than a heart failure specialist. We believe physicians may use galectin-3 levels as a determinant of which patients are at highest risk for adverse outcomes and therefore should be referred to a cardiologist or possibly a heart failure specialist.

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Determining proper timing of hospital discharge and appropriate patient care following discharge. Discharge planning often starts soon after a patient’s admission to the hospital. Improved discharge planning for heart failure patients is considered one of the most important steps in reducing costly readmissions following discharge. We believe that elevated galectin-3 levels upon discharge are associated with a significant increase in risk of hospital readmission.

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Selecting patients for disease management. Several forms of disease management programs are currently used by healthcare providers and payors for heart failure patients. These programs aim to reduce the use of inpatient care through patient and caregiver support. Components of these programs may include building self-management skills, such as daily weighing and knowing when to contact a physician in case of sudden weight increase; telephonic nurse support, such as appointment and medication reminders, periodic telephonic assessment; promotion of adherence to established guidelines for treatment. We believe that patients with elevated levels of galectin-3 have poor prognosis and therefore are often appropriate candidates for disease management.

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Telemonitoring. Remote monitoring technology solutions are increasingly used by clinicians or as part of disease management programs to monitor physical parameters, such as body weight, blood pressure or cardiac measurements, to identify patients at risk for acute decompensation that often require

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hospitalization, resulting in high cost. We believe that patients exhibiting elevated levels of galectin-3 are at elevated risk of hospitalization and that galectin-3 measurements in conjunction with other clinical parameters and patient history, may be used in selecting patients for telemonitoring services.

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Evaluating advanced therapeutic options. An increasing number of advanced therapeutic options are available, such as left ventricular assist devices, cardiac resynchronization therapy, or CRT, cardiac netting, stem-cell therapy and cardiac transplantation. Physicians are using many variables to judge the suitability of patients for such heart failure treatments. We believe that galectin-3 testing may offer additional information to assist clinicians in selecting patients for these advanced and expensive therapeutic options.

In addition to potentially guiding clinical management of patients with heart failure, we believe that biomarkers like galectin-3 may one day form the basis for stratified pharmacotherapy where proper drug treatment is selected, among alternative drugs, based on the patient’s level of galectin-3. We intend to partner with companies developing novel heart failure therapies to study whether galectin-3 can be used as a companion diagnostic to these therapies. We have initiated the first of such partnerships and we have provided our galectin-3 assay to measure samples from a study conducted by a leading pharmaceutical manufacturer. Additionally, we are conducting studies to identify possible differences in treatment outcomes between patients with elevated and low levels of galectin-3. The success of these endeavors and the outcomes of these studies will have a significant impact on the market opportunity for our galectin-3 tests.

BGM galectin-3 to identify patients at risk for heart failure development following a heart attack

Based on the biology of adverse remodeling in post-myocardial, or heart muscle, injury and consistent with our own observations in heart failure, we expect that elevated levels of galectin-3 will occur in a segment of patients who have suffered a myocardial injury, such as during a heart attack. We expect that elevated levels of galectin-3 in these patients is associated with an elevated risk of heart failure development. We are currently investigating this premise in the condition known as acute coronary syndrome, a condition which includes unstable angina and heart attack. Patients surviving a heart attack remain at high risk of death from adverse remodeling. An estimated 20–40% of individuals in the United States who suffer a heart attack develop heart failure within five years. According to the American Heart Association, an estimated 8.5 million Americans alive today have suffered a heart attack, with an approximate 935,000 new or recurring heart attacks occurring each year in the United States, and we believe the prevalence and incidence of heart failure are similar in Europe.

We are currently conducting a case control study to investigate the performance of galectin-3 measurement as a predictor of future heart failure development in patients following acute coronary syndrome. If successful, we expect to conduct one or more clinical validation studies and seek FDA input as to the regulatory clearance or approval requirements for such a supplemental indication. If we receive positive clinical data, we expect to seek FDA clearance for this supplemental indication for periodic galectin-3 testing in patients following a heart attack, or in the broader indication following acute coronary syndrome, to identify patients at elevated risk of heart failure development before the onset of signs and symptoms. If our development and regulatory activities are successful for this additional indication of galectin-3 measurement in patients following acute coronary syndrome, our goal will be to commercialize a first generation manual test kit in 2011 and any automated versions in 2012 or thereafter.

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AMIPredict for acute atherothrombosis (cause of heart attack or stroke)

Overview

We are developing a test that we refer to as AMIPredict, a multivariate biomarker blood-based test for patients at risk for atherothrombotic cardiovascular disease, commonly known as vulnerable plaque. We are designing AMIPredict to identify patients with a high risk of suffering heart attack or stroke within the next two to four years. Our development work to date suggests that AMIPredict could be an improved diagnostic test compared to conventional risk factor-based approaches such as the Framingham Risk Score in the United States and the Systematic Coronary Risk Evaluation, or SCORE, in Europe.

Atherosclerosis overview

Atherosclerosis is a systemic disease that is characterized by the buildup of lipid-rich plaques within the walls of the large arteries. It progresses through three stages: gradual and continuous plaque buildup that occurs over decades, focal plaque degradation resulting in vulnerable plaques, or plaques at risk of rupture, and acute plaque disruption with superimposed thrombosis, or blood clot formation occurring after plaque rupture. Atherosclerosis is by far the most common cause of coronary heart disease and it underlies the clinical conditions of heart attack, chronic stable angina, stroke and peripheral vascular disease. According to the American Heart Association, it is estimated that in the United States alone, over one million people die annually from the complications of these conditions and that the total yearly cost of treating these diseases exceeds $360 billion.

Atherothrombosis, the final step in atherosclerosis, involves the acute disruption of plaque with superimposed thrombosis. The resulting blood clot formation can block the flow of oxygen-rich blood to the heart or brain, causing heart attacks and strokes. Most heart attacks and strokes occur as the consequence of acute atherothrombosis in individuals with low or intermediate risk profiles according to traditional risk factor-based approaches recommended in the United States and Europe. For example, in the Framingham Heart Study, the Physicians’ Health Study, the Women’s Health Study and the Northwick Park Heart Study, more than 75% of all coronary events occurred in individuals at low or intermediate risk that, consequently, were not offered optimal preventive therapy. In women, this figure may surpass 90%. For this reason, we believe that the detection of degrading arterial wall plaques through a blood test or non-invasive imaging is critical to the development of a shift in clinical paradigm to screening for and treatment of vulnerable plaque disease. Based on 2008 U.S. census data, we believe there are an estimated 43.3 million men ages 50 or over and 39.8 million women ages 55 or over, or 80 million Americans, who may be at risk for developing vulnerable plaques.

Discovery and clinical development of AMIPredict

Study I — CATHGEN based study

In 2007, we commenced our first case-control research study to pursue the discovery and development of a new test to detect vulnerable plaque. We analyzed approximately 140 samples from the Duke CATHGEN Research Project belonging to patients who underwent angiography and who developed a heart attack or stroke within two years following the enrollment angiography. The controls in this study were patients who were generally similar to the cases at the time of the enrollment angiography, but who did not develop the cardiovascular event. As a result of this study, we discovered a multivariate biomarker using our proprietary platform, which we believe had promising performance and therefore we initiated a follow on study.

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Study II — Copenhagen heart study

From 2008 to 2009, we conducted a second case-control study involving samples from approximately 750 participants in either the Copenhagen Heart Study or Copenhagen General Population Study. The sample study comprised samples from approximately 250 individuals who suffered a first heart attack within four years of enrolling in the study and approximately 500 matched controls. The results corroborated earlier findings and allowed us to further refine the multivariate assay. This refined multiplex assay also showed favorable performance and met the study’s clinical endpoints with statistical significance. If confirmed in one or more independent larger case cohort studies, we believe the results of such studies may form the basis for a regulatory submission for a new screening test for individuals over a certain age.

Additional studies planned

We have initiated the development of an automated version of this test using currently approved laboratory instrumentation and reagents that are commercially available. We are currently conducting additional studies intended to validate these previous findings and we expect to complete these studies in the first half of 2011. If our validation studies are successful, we intend to seek FDA input as to the requirements for the filing of a 510(k) submission for this IVDMIA test when offered as an FDA-cleared laboratory service. We expect that if AMIPredict receives regulatory clearance or approval, this test will be indicated in individuals over a certain age, such as 55 for men and 60 for women. If we successfully develop and receive regulatory clearance or approval for this test, we expect to contract with existing specialty, regional or national providers of laboratory services to commercialize our tests. We also expect to pursue key partnerships with leading providers of existing automated immunoassay systems to develop automated versions of this test on their systems. If our development and regulatory activities are successful for AMIPredict, our goal will be to commercialize a first generation manual AMIPredict product in 2012, and we would plan to develop automated product versions thereafter.

LipidDx for management of lipid disorders

Lipid disorders overview

An estimated 36 million adult Americans have elevated levels of cholesterol of greater than 240 mg/dL. The problem of elevated cholesterol is generally well known and well understood among the population, with nearly 75% of adults having been screened for high blood cholesterol in the preceding five years. Reducing plasma cholesterol remains a national priority. According to a study conducted by the Centers for Disease Control, it is estimated that a 10% population-wide decrease in total cholesterol levels would result in an approximate 30% reduction in the incidence of coronary heart disease. Despite the recognition of its importance and the availability of a variety of generally effective pharmacological and non-pharmacological means to reduce levels of plasma cholesterol and triglycerides, overall results remain disappointing. Non-adherence to treatment is an important contributor to this problem. For example, fewer than half of the persons who qualify for any kind of lipid-modifying treatment for coronary heart disease risk reduction are actually receiving such treatment. Of those patients treated, only about one-third are achieving their goal for low-density lipoprotein, or LDL, often referred to as bad cholesterol, while fewer than 20% are at their goal.

Failure to achieve treatment targets in lipid disorders is complex and based on many factors. Some patients are not prescribed standard therapy, while for some patients, standard therapy does not work, thus requiring some process of trial and error by the physician to find the right medication or combination therapy. In addition, some patients discontinue treatment because of adverse side effects, lack of subjective benefits, or cost associated with the medication. Finally, there exists a certain set of patients who are unable to achieve treatment goals despite optimal treatment.

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Clinical development of LipidDx

In collaboration with Merck, which manufactures and sells lipid-lowering agents and other cardiovascular therapies, we are currently conducting several studies to investigate the clinical utility of LipidDx, a blood-based protein assay, in the management of common lipid disorders and to assess its contribution to cardiovascular risk assessment. If successful, we expect to conduct one or more clinical validation studies and seek FDA input as to the requirements for 510(k) clearance for this indication. If our development and regulatory activities are successful for LipidDx, our goal will be to commercialize a first generation manual LipidDx product in 2012, and we would plan to develop automated versions thereafter.

OUR DISCOVERY PIPELINE

Our biomarker discovery efforts are market and opportunity driven, starting with identifying an unmet clinical need and product opportunity. Obtaining suitable samples for discovery or validation is often an important gating factor for our discovery projects. We continue to evaluate our discovery priorities and as a result, our discovery pipeline will undergo periodic changes due to project completions, new emerging opportunities, issues related to access of samples, and changes in medical care or treatment options.

Cardiovascular disease and metabolic syndrome

In 2009, we entered into a Cooperative Research and Development Agreement, or CRADA, with NHLBI and Boston University to conduct certain biomarker discovery studies in the area of metabolic syndrome and atherosclerotic cardiovascular disease using samples and data from the Framingham Heart Study. A CRADA is an agreement between the federal government and one or more nongovernment parties for conducting specified research or development that could lead to useful, marketable products that benefit public health. The Framingham Heart Study is one of the leading cardiovascular research studies, the results of which have been published in approximately 2,000 scientific articles since its inception in 1948. Research from the Framingham Heart Study has provided the scientific basis for many of the generally established clinical paradigms related to cardiovascular disease, such as management of obesity, hypertension and lipid disorders.

Under this CRADA with NHLBI and Boston University, we have certain rights to multivariate markers discovered as part of the joint research. In 2009, we successfully completed the pilot phase of this project and we are currently conducting the first of three case control studies representing phase one of the collaboration. Three related topics will be investigated in the current phase of the research:

➢	blood-based biomarkers predicting the onset of first major cardiovascular event;

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blood-based biomarkers of metabolic syndrome, a condition comprised of a cluster of ailments, such as increased blood pressure, elevated insulin levels, excess body fat around the waist or abnormal cholesterol levels that occur together, which increase a patient’s risk of heart disease, stroke and diabetes; and

➢	blood-based biomarkers corresponding to coronary artery calcium scoring, a widely accepted marker of cardiovascular disease based on a special X-ray exam.

The CRADA contemplates research to be conducted over a five-year period. We have received specimens from the Framingham Heart Study at our facility and are currently conducting the first of these experiments.

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Multiple sclerosis — marker of disease activity

Multiple Sclerosis, or MS, is a serious medical condition that affects approximately 350,000 people in the United States and an estimated 3.0 million individuals worldwide according to Espicom Business Intelligence, a provider of market information. MS is a debilitating disease in which a patient’s immune system degrades the protective sheath that covers the nerves. This disease interferes with the communication between the brain and the rest of the body. Ultimately, the disease may result in deterioration of the nerves themselves, a process that is irreversible. The most common form of MS is characterized by an irregular pattern of remissions and exacerbations of disease symptoms. By allowing doctors to monitor the underlying disease activity, biomarkers have the potential to markedly change and advance care for individuals with MS. We have access to certain samples from patients with MS and are planning to conduct one or more discovery studies in 2011.

TNF alpha blockers — markers of treatment response

TNF alpha blockers represent an important class of drugs used in the treatment of several autoimmune diseases, such as moderate to severe rheumatoid arthritis, active psoriatic arthritis, active ankylosing spondylitis and Crohn’s disease. Enbrel, Remicade and Humira are the most commonly prescribed TNF alpha blockers on the market.

Response to TNF alpha blockers varies among patients and use of these agents has been associated with certain serious adverse side effects. Blood biomarkers that predict treatment response prior to initiation of therapy or blood biomarkers that reflect the biological effects leading to treatment response, will enable improved patient selection and more personalized treatment of patients with these agents.

We have developed a protocol with our partner Humana and intend to commence a discovery study for these biomarkers in 2011.

OUR DISCOVERY AND PRODUCT DEVELOPMENT PROCESS

We rely on internal discovery and in-licensing of technology in our disease fields of interest. We use a multi-phased discovery and development process which is outlined below:

Discovery. Our biomarker discovery phase generally starts with identifying an unmet clinical need and product opportunity. We may involve Humana, a pharmaceutical or device manufacturer, or a patient advocacy organization in the evaluation of the unmet need and planned discovery. We then develop a target product profile for the new test to guide the discovery and development process and support stage-gate decisions. The target product profile may be reviewed and adapted from time to time.

In this phase, we apply our proprietary technology platform on a large scale to discover and validate novel biomarkers that may be used for developing novel diagnostic tests. Our platform integrates molecular measurement technologies based on specialized mass spectrometry, chromatography, nuclear magnetic resonance spectroscopy and multiplexed assay technologies. Through this platform, we are able to detect, quantify and characterize over 1,000 biological molecules, including proteins, protein variants, lipids, fatty acids, amino acids and many other compounds that may be key indicators of health, disease and drug response, from less than a few drops of blood or other bodily fluids. Our biomarker discovery workflow includes three main elements: molecular measurement, statistical analysis and bioinformatics. We believe that our technology platform represents a significant competitive advantage in our ability to discover and develop new biomarkers.

Development. Following the completion of one or more discovery studies in support of a project, we will review the results to determine if the results are consistent with our target product profile. We will then determine if the results warrant continuation to the next phase. We generally seek to verify our discovery results prior to initiation of a development project for a given test.

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The development process is designed to be consistent with industry standards and practices, and when applicable, is guided by FDA or European Union final or draft guidance documents, and standards and guidance documents published by the Clinical Laboratory Standards Institute and other recognized entities. Although our discovery may have been based on our advanced mass spectrometry platform, for commercialization, we intend to seek, when possible, low cost generally accepted and widely available means to measure the same analyte, such as common sandwich ELISA assay formats. Our development process includes the development and optimization of an assay and acquisition of suitable specimens and data from appropriate clinical studies for the endpoints to support the targeted claims. As part of this process, we also seek appropriate institutional review board or ethical committee approval. Finally, we test the clinical samples using the assay and we then analyze the clinical data and prepare the appropriate regulatory submission documents.

Historically, we have incurred research and development expenses in connection with our internal biomarker discovery and development efforts. We anticipate that research and development expenses will increase significantly, primarily due to our increased biomarker discovery and development efforts related to our product candidates. Research and development expenses were $5.8 million, $6.9 million and $8.5 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $5.6 million for the nine months ended September 30, 2010. In addition, we incur research and development expenses to support our initiatives, collaborative research and development agreements and biomarker discovery and analysis services agreements. Customer-sponsored research activities were $7.3 million, $13.8 million and $8.4 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $650,000 for the nine months ended September 30, 2010.

Launch. Prior to the launch of a product, we plan to contract with third-party manufacturers for our in vitro diagnostic kits or laboratory service providers for our regulated laboratory service, and commence the transfer of technology and validation in preparation for commercial product introduction.

Automated Assay Format Development. Following the completion of our validation studies or submission of regulatory filings, we plan to seek development and commercialization partnerships with leading diagnostic laboratory instrument manufacturers for a non-exclusive license for a given assay. Once we have entered into such an agreement, we intend to initiate the collaborative development of the assay for the manufacturer’s automated system, which we believe may take on average between 24 and 36 months.

OUR COLLABORATIONS

Our key research, development and commercialization collaborations are summarized below.

Abbott

In November 2009, we entered into a strategic collaboration with Abbott Laboratories, to develop and commercialize Galectin-3 assay kits and related control kits and calibrators, or Galectin-3 Products, utilizing our Galectin-3 technology and patent rights, for use on Abbott’s Architect® Immunochemistry Diagnostics Platform, or the Abbott Architect, and other Abbott diagnostic instruments. As part of the collaboration, we entered into a non-exclusive license and distribution agreement with Abbott, or the Abbott Agreement, pursuant to which we provided Abbott and its affiliates with a non-exclusive, worldwide license under our patent rights related to galectin-3 to commercialize Galectin-3 Products for use on the Abbott Architect and other Abbott diagnostic instruments. We also entered into an umbrella product development agreement, or the Umbrella Agreement, with Abbott and Fujirebio Diagnostics, Inc., or Fujirebio, and a funding agreement with Fujirebio, pursuant to which Fujirebio will develop and seek regulatory approval of the Galectin-3 Products for use on the Abbott Architect and we will fund, based on the achievement of development milestones, the development by Fujirebio of the Galectin-3 Product for use on the Abbott Architect.

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Under the Abbott Agreement, Abbott is prohibited from sublicensing its rights to commercialize our Galectin-3 Products and, except for the Galectin-3 Products described above, is prohibited from developing Galectin-3 assays covered by our patent rights. We have the right to enter into up to four additional licenses of our patent rights related to Galectin-3 for the commercialization of Galectin-3 Products during the five year period from the date on which Abbott makes its first commercial sale of Galectin-3 Products, and unlimited additional licenses thereafter, provided that (i) such other licensees’ Galectin-3 assays are commercialized only under the other licensees’ names and brands and only with respect to diagnostic instruments or technologies that are owned or controlled by such licensees and (ii) if another licensee receives financial terms that would reasonably be believed to be more favorable than those granted to Abbott, Abbott will be entitled to the benefit of such favorable terms. Since the execution of the Abbott Agreement, we have entered into two similar agreements with Alere and bioMérieux. Under the Abbott Agreement, Abbott will pay us a product access fee and a marketing service fee for each Galectin-3 Product they sell. Under certain circumstances, based primarily on market prices for Galectin-3 assays, Abbott will be entitled to product fee reductions to be determined by negotiation, or if the parties fail to agree, by arbitration. Additionally, if the average sales price of the Galectin-3 Products sold by us, Abbott and other licensees falls below a certain amount, Abbott will be entitled to discontinue its sale of the Galectin-3 Products. If Abbott were to discontinue its sales, Abbott would have no further rights or obligations to us under the agreement.

Abbott is required to use its commercially reasonable efforts to promote, market, sell and distribute the Galectin-3 Products worldwide. We are required to use our commercially reasonable efforts to pursue certain clinical development objectives, perform certain marketing services in the United States and certain foreign countries, and develop and implement a reimbursement strategy for Galectin-3 assays in those countries.

Unless terminated earlier, the agreement will expire on the expiration date of the last-to-expire patent in our patent rights related to Galectin-3. Either party may terminate the agreement upon 60 days written notice of a material breach of the agreement that is not cured within such 60 days, and Abbott may terminate the agreement upon 30-days written notice upon the occurrence of certain events, including if the Galectin-3 Products fail to meet certain product claims, performance requirements or manufacturing requirements, Fujirebio becomes subject to government or regulatory restrictions, Abbott becomes aware of possible third party patent infringement of our patent rights relating to galectin-3, the Galectin-3 Products negatively impact other assay or system performance parameters that cannot be resolved, the predicate device does not receive regulatory approval in the United States or galectin-3 is either not accepted by, or a new marker showing superior clinical utility is adopted by, the physician community. In addition, if Abbott voluntarily discontinues the Galectin-3 development pursuant to the Umbrella Agreement or discontinues the commercialization of Galectin-3 Products, then it may terminate the agreement upon 30-days written notice, but is required to either, in Abbott’s discretion, (i) pay us an amount equal to the amount we paid Fujirebio pursuant to the Umbrella Agreement, or (ii) allow us to sell Galectin-3 Products developed by Fujirebio under the Umbrella Agreement pursuant to the terms and conditions of a distribution arrangement negotiated in good faith between us and Abbott.

In March 2010, we entered into an amendment to the November 2009 agreement that grants Abbott non-exclusive rights to develop and commercialize a galectin-3 assay for use on its iSTAT point-of-care instruments. Under the amendment Abbott is responsible for developing the galectin-3 assay for the iSTAT instruments, conducting clinical studies, and preparing and submitting regulatory filings.

ACS Biomarker

We have exclusively licensed from ACS Biomarker B.V., or ACS Biomarker, a portion of the intellectual property rights covering our galectin-3 tests. In May 2007, we entered into a biomarker product license

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and collaboration agreement with ACS Biomarker, a company that was formed with technology exclusively licensed from the University of Maastricht in The Netherlands, and other parties. ACS Biomarker was founded to develop and commercialize cardiovascular biomarkers discovered at the Cardiovascular Research Institute Maastricht. Pursuant to the agreement, as supplemented by two licensing addenda entered into in May 2007, ACS Biomarker granted to us an exclusive, worldwide sublicense to develop and commercialize two proprietary cardiovascular biomarkers for heart failure, galectin-3 and thrombospondin-2 and a proprietary cardiovascular multivariate biomarker for the early confirmation of a suspected heart attack. Each of these biomarkers is licensed by ACS Biomarker from the University of Maastricht. Our licenses are perpetual in duration and permit us to sublicense the rights to third parties. In addition, we sublicensed from ACS Biomarker the rights to certain peptides for use in diagnosing atherothrombic vascular disease. We also have the right to exclusively negotiate a license to any additional biomarkers for which ACS Biomarker holds rights and determines to offer to any third party, but ACS Biomarker is not obligated to grant us rights to such biomarkers.

Under the terms of the agreement, we have executed certain plans for the development of the licensed biomarkers and are required to establish a scientific advisory board to provide input and guidance on the development plan. As consideration for the licenses, we were required to pay ACS Biomarker an up-front payment and are required to pay milestone payments and royalty prepayments to the extent that we achieve specified development and regulatory milestones. Additionally, we are obligated to pay ACS Biomarker royalties on any net sales, together with a percentage of any sublicense revenue, from our galectin-3 tests and any other products that we develop utilizing the licensed intellectual property. As of September 30, 2010, we have paid $750,000 in up-front and milestone payments and have not paid any royalties on sublicense revenue or net sales.

The agreement has an initial five-year term through 2012 and automatically renews for additional one year periods unless either party gives not less than 30-days written notice of termination to the other party. Either party may terminate the agreement if the other party fails to perform a material obligation under the agreement, or upon the occurrence of certain bankruptcy events involving the other party. The licenses granted by ACS Biomarker to us will survive any such termination, except that if ACS Biomarker terminates the agreement for our failure to perform any material obligation (including our payment obligations or any obligation under any implementation plan), the exclusive licenses granted to us under the agreement will be converted into non-exclusive licenses.

Humana

In May 2007, we entered into a strategic agreement with Humana Inc., one of the largest health benefits companies in the United States, with more than 11 million medical members, and the second largest provider of Medicare benefits in the United States. Under the terms of the agreement, we and Humana intend to collaborate with the goal of accelerating the development of blood-based biomarkers and identifying the role of blood-based biomarkers in improving health outcomes and containing healthcare costs through individualized medicine. In furtherance of this goal, we and Humana may conduct biomarker discovery and validation studies among Humana members, for which we will pay Humana. For example, we have developed a protocol with Humana and intend to commence a discovery study for TNF alpha blocker related biomarkers in 2011. We may also conduct research on the design and testing of methods to promote adoption of individualized medicine among covered populations. We believe that this agreement will allow us to conduct biomarker studies faster, at lower cost and in a manner that better reflects the intended use of biomarkers as compared to traditional academic research studies. We expect that the results of these studies may provide the basis for authoritative cost-benefit calculations for our diagnostic product candidates. Pursuant to the agreement, we will offer any blood-based biomarker diagnostic products that we develop from data or services provided by Humana to Humana on preferred terms to the extent sold by Humana to Humana members. In addition, in the event we

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commercialize blood-based biomarker diagnostic products under this partnership, we will be required to make certain payments to Humana based on such products.

The agreement has an initial three-year term and automatically renews for an additional period of 12 months unless either party gives not less than 120 days written notice of termination to the other party. Either party may terminate the agreement upon 60-days written notice if the other party is in material default of any of its material obligations under the agreement, or upon the occurrence of certain bankruptcy events involving the other party.

Merck

In January 2010, we entered into a research collaboration agreement with Merck for the purpose of development and validation of an immunoassay for a novel biomarker for use in patients with certain lipid disorders, or at elevated risk for cardiovascular disease because of such disorders. Our responsibilities under the agreement include the in-house validation of the assay, investigating the levels of the biomarker in approximately 1,000 samples provided by Merck and delivering the resulting data to Merck, and measuring the biomarker in certain samples under ownership or control by us or with respect to which we have permission to perform such analysis. Merck is required to transfer certain assay technologies to us, provide the samples from selected Merck clinical studies, and to perform certain data analysis upon receipt of our biomarker data. If clinical utility is sufficiently established as a result of work performed under the agreement, we must notify Merck of our intentions with regard to development of an in vitro diagnostic test for the biomarker intended for commercialization, subject to regulatory clearance or approval. We refer to the product candidate based on the biomarker as “LipidDx”.

Under the agreement, Merck granted us a non-exclusive license to certain Merck intellectual property rights and technologies for use and development of an in vitro diagnostic test. We granted to Merck a non-exclusive license to information and inventions resulting from the research and developed solely by us, for research, discovery and development purposes, excluding commercial development of an in vitro diagnostic test by Merck or a third party working on Merck’s behalf. We also granted Merck a non-exclusive option to have us measure the levels of the biomarker in specimens under our control and ownership and to report such results to Merck. We have agreed to perform measurements of the biomarker at no cost to Merck if we deem such study to have regulatory importance or commercial interest to us. All other samples, except those initial approximately 1,000 samples provided by Merck, are subject to a reasonable and customary laboratory service fee for the biomarker determination. Under the agreement, Merck has agreed to make certain payments to us upon our achievement of milestones. Unless terminated earlier, this agreement will expire in July 2011. Either party may terminate the agreement upon 30 days written notice.

Laboratory Corporation of America

In May 2010, we entered into a license and supply agreement with LabCorp pursuant to which LabCorp agreed to use commercially reasonable efforts to make manual galectin-3 tests available to physicians in the United States within 45 days of clearance by the FDA of our galectin-3 test. Under the terms of the agreement, we granted LabCorp and its affiliates a semi-exclusive worldwide license under our patent rights related to galectin-3 to market, offer for sale and otherwise commercialize galectin-3 testing services using our manual galectin-3 test. The license is semi-exclusive in the United States through the third year following the commercial launch of the manual test, or the semi-exclusive period, after which the license will be non-exclusive. The license is non-exclusive in Canada and the United Arab Emirates for the entire term of the agreement. During the semi-exclusive period, we are prohibited from licensing any of our patent rights related to galectin-3 to perform manual tests to certain restricted licensees, including competitors of LabCorp.

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We are entitled to a payment for each manual test kit, or the kit price, purchased by LabCorp and its affiliates. We have agreed, with limited exceptions, that the kit price to be charged to LabCorp and its affiliates shall be no less favorable than the price charged to any other third party in the United States.

Pursuant to the agreement, we are required to pay certain rebate amounts to LabCorp if the aggregate number of automated tests that are capable of being performed in the United States using automated test kits sold by us or our business partners exceeds a certain amount during a specified period. We have also agreed that, to the extent we enter into agreements with third parties after May 13, 2010 to manufacture, supply or distribute automated test kits, we will require such third parties to supply such automated test kits to LabCorp and its affiliates.

Under the agreement, we will also provide LabCorp with certain clinical market development resources, programs and assistance as reasonably requested by LabCorp and LabCorp has agreed to perform certain sales, marketing and market education activities in support of our manual galectin-3 test.

The agreement will terminate on the earlier of May 13, 2015 or the end of the semi-exclusive period. LabCorp may terminate the agreement at any time and for any reason upon 120-days’ written notice and LabCorp may terminate the agreement immediately if we undergo a change of control to a competitor of LabCorp. Either party may terminate the agreement upon 60-days’ written notice for failure to comply with the terms of the agreement, unless the defaulting party remedies such failure within the 60-day notice period.

OUR INITIATIVES

HRP initiative

In 2006, we initiated and are leading the HRP initiative for atherothrombotic cardiovascular disease. The HRP initiative consists of a series of pre-competitive, multi-party research and development projects, which are administered and coordinated by us pursuant to participation agreements with Abbott, AstraZeneca, Merck, Philips and Takeda. The overall goals of the HRP initiative are to advance the understanding, recognition and management of atherothrombotic cardiovascular disease, to provide a roadmap for the development and registration of screening, diagnostic and therapeutic interventions for high-risk plaque and to promote the use of these interventions by patients, pharmaceutical companies and third-party payors. We believe the HRP initiative is the most extensive coordinated biomarker discovery and validation project ever undertaken.

The specific goals of the initiative include:

➢	Discovering and validating a blood-based biomarker for high-risk plaque suitable for high-volume patient screening;

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Developing and validating novel non-invasive imaging methods to characterize and classify patients with high-risk plaque and establishing the relationship between such imaging methods and blood biomarkers;

➢	Developing a regulatory framework for high-risk plaque-related products; and

➢	Establishing an authoritative third-party source for high-risk plaque-related information.

Pursuant to the participation agreements, each of Abbott, AstraZeneca, Merck, Philips and Takeda has provided the aggregate of $5.0 million to support the HRP initiative, with a portion of the funds provided by Philips in the form of in-kind contributions, as described in the participation agreement. As of September 30, 2010, all of the funds provided under the HRP initiative have been expended and we are currently seeking additional funds for the continuation of work in the initiative. The participating companies have expressed an interest in providing additional financial support for the HRP initiative

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under certain terms and Merck has recently provided the first of two planned payments of $320,000 each. As set forth in the participation agreements, the HRP initiative is governed by a joint steering committee, or JSC, which is comprised of designees of participating companies, and is led by a scientific program board consisting of academic experts in the cardiovascular field, which advises the JSC and assists in the design of the research protocols. The JSC is responsible for overseeing the conduct and progress of the HRP initiative, including finalizing and approving program activities, program and activity budgets, external communications, patent filings, third-party licensing and commercialization of data and rights under the HRP initiative. We will own any inventions and data that are conceived in the conduct of the HRP initiative and have agreed to grant each participating company a non-exclusive, perpetual, royalty-free license to all such inventions and data for any and all uses. Each participation agreement expires upon the earlier of the completion of the HRP initiative or the fifth anniversary of such agreement, unless otherwise terminated by the parties.

We have conducted several studies and related activities as part of the HRP initiative, including a clinical study, referred to as the BioImage Study, involving approximately 7,000 Humana members who underwent a comprehensive clinical evaluation in temporary research facilities which we set-up in Illinois and Florida, and who provided plasma, serum, RNA and DNA as well as access to medical and pharmacy claims from a period preceding and following their enrollment in the study. Approximately 6,000 of these individuals also underwent certain non-invasive imaging investigations. We are currently following this cohort for a minimum of three years using their medical claims and other information to determine the occurrence of certain cardiovascular events and other outcomes. We have certain rights to biological specimens and associated data from the BioImage Study for our discovery and development projects that we conduct independent of the HRP initiative.

As part of the HRP initiative we also conducted a plaque biomarker discovery study with the Cardiovascular Research Institute Maastricht, in which we measured over 1,500 proteins and metabolites in atherosclerotic plaque of patients undergoing carotid endarterectomy, a surgical procedure in which a vascular surgeon removes the inner lining of the carotid artery to eliminate plaque buildup, to study the biology of inflamed plaque lesions in comparison with plaque lesions that previously ruptured.

We also provided funding for a diagnostic-economic study conducted by Humana and the Brookings Institute to develop an advanced economic model and software application to model the cost-benefit of the new clinical paradigm of screening for vulnerable plaque using a blood test followed by pharmacotherapy to reduce cardiac events. The model used Humana medical claims and cost data with an objective to approximate the real cost and economic benefit that could be accrued by a typical U.S. payor.

Framingham Heart Study and Boston University

We were selected for this project through a peer reviewed process by NHLBI, part of the National Institutes of Health, to participate in the NHLBI-Framingham Heart Study Biomarkers of Cardiovascular Risk Initiative, also known as the Systems Approach to Biomarker Research in Cardiovascular Disease, or SABRe CVD. The research will be conducted in collaboration with Boston University School of Medicine and School of Public Health, or Boston University.

In the first quarter of 2009, we executed a five-year CRADA with NHLBI and Boston University to conduct biomarker discovery studies involving blood samples and data from the Framingham Heart Study. This collaboration is the first time that the Framingham Heart Study is partnering with a commercial entity in a CRADA research project. We have certain commercial rights to biomarker inventions resulting from this research.

The Framingham Heart Study is a prospective, community-based, family study that began in 1948 among residents of Framingham, Massachusetts, to study the development of cardiovascular disease over time. The Framingham Heart Study has previously provided insights that have led to new clinical

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paradigms related to, among others, hypertension, lipid disorders, obesity and smoking. The findings of the Framingham Heart Study have been published in over 2,000 scientific articles. This cooperative research program commenced in the second quarter of 2009 and we have successfully completed the feasibility stage of the research. The CRADA contemplates research to be conducted over a five-year period. We have received specimens from the Framingham Heart Study at our facility and we have initiated the first of these experiments.

INTELLECTUAL PROPERTY

The focus of our work is the discovery, development and commercialization of novel diagnostic tests based on biomarkers. Through our research and development efforts, we have developed expertise in proprietary methods using experimental design, biological sample preparation, high throughput biomolecular analyses exploiting high-performance chromatography, mass spectrometry, immunological techniques, nuclear magnetic resonance spectrometry, analytical chemistry, data normalization, statistical analyses, integration of diverse instrument-generated data sets, specialized bioinformatics methods to interpret data sets, and quality assurance and control. We seek to protect these methods as trade secrets and, in some cases, by filing patent applications.

We seek to protect the diagnostic tests that we have developed based on our biomarker discoveries primarily through patents. The patentability of test methods and products based on biomarkers is well-established in most countries. Because we use an empirical as well as a hypothesis-driven approach to biomarker discovery, we measure many different molecules in each biological specimen. Thus, we may be able to identify multiple biomarkers and biomarker combinations that are associated with a clinical outcome of interest. We believe that this may enhance our ability to obtain patents for diagnostic tests based on our discoveries. However, due to technological changes that may affect our proposed products or judicial interpretation of the scope of our patents, our proposed products might not, now or in the future, be adequately covered by our patents.

We have a non-exclusive license to practice and commercialize technology covered by two issued U.S. patents and their foreign counterparts that relate to our methods for discovering biomarkers. In addition, as of November 1, 2010, we have 20 pending patent applications filed either with the U.S. Patent and Trademark Office or under the Patent Cooperation Treaty, or PCT, and foreign counterparts of certain of these patent applications. Where we consider it to be strategic to our business, we file patent applications in other countries or regions including Europe, Canada, Australia and Japan, or we file international applications under the PCT reserving our right to file such applications in countries who are party to the treaty. Of our pending U.S. and PCT patent applications, six applications relate to methods for discovering biomarkers, 13 applications relate to diagnostic products that are related to our biomarker discoveries, and one application relates to therapeutic methods that are related to our biomarker discoveries. We intend, where appropriate, to file additional patent applications and to in-license additional technology covered by patents or patent applications relating to new methods, discoveries or products. A subset of the intellectual property that we own or license relates to our galectin-3 test for heart failure. This intellectual property includes U.S. Patent Application No. 10/575,745 exclusively licensed from ACS Biomarker B.V. and nine corresponding patent applications pending in the U.S. and abroad. On October 1, 2010, we received a notice of allowance for U.S. Patent Application No. 10/575,745 from the U.S. Patent and Trademark Office. The patent issuing from this allowed U.S. patent application could expire as early as 2025. We own a U.S. and PCT application relating to a specific method and kit for detecting galectin-3. Any patent issuing from this U.S. application could expire as early as 2029. In addition, we own two U.S. patent applications related to methods for clinical evaluation of subjects and therapies based on galectin-3 measurements.

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In addition to our internal biomarker discovery and diagnostic product development efforts, for which we plan to seek to obtain exclusive ownership rights, we participate in a Cooperative Research and Development Agreement, or CRADA, with NHLBI and Boston University to conduct certain biomarker discovery studies in the area of metabolic syndrome and atherosclerotic cardiovascular disease using samples and data from the Framingham Heart Study, through which we expect to obtain certain rights to patentable subject matter. We also expect to obtain certain ownership rights to intellectual property conceived in the conduct of the HRP initiative, a study of atherothrombotic cardiovascular disease that we initiated, and from our research, development and commercialization collaboration with Humana, as well as from our other initiatives or collaborations that we may undertake.

We maintain a policy of requiring our employees and consultants to execute confidentiality and invention assignment agreements upon commencement of their relationships with us. These agreements are designed both to enable us to protect and maintain the confidentiality of our trade secret information by prohibiting unauthorized disclosure or use of our technology, and to secure title to technology developed by us or on our behalf so that it may be protected through patent filings or other means.

SALES AND MARKETING

We intend to retain worldwide marketing rights to our products and we plan to be primarily responsible for generating demand, increasing market adoption, working with payors to make reimbursement and coverage determinations and ensuring that our biomarker-based tests realize their market potential. We plan to collaborate with our partners on the promotion of our tests, including the development of commercial plans by our partners, which will be governed by our partnership agreements. For promoting the utility of our tests to clinicians, laboratory decision makers, patients and other stakeholders, we intend to leverage the commercial capabilities of our partners, including diagnostic laboratory instrument manufacturers of automated assays for our tests and laboratory service providers. We intend to develop a limited sales force that will focus on promoting the utility of our tests with physicians, which will complement the sales activities by our partners. We have hired a senior executive to build our sales force and expect to have a limited specialty sales team in place for our galectin-3 test in the first quarter of 2011. We have entered into an agreement with Kordia N.V. for the initial sales and distribution of our manual galectin-3 test in selected European countries.

MANUFACTURING

As part of our development and commercialization activities, we and our contract manufacturers will be required to comply with the FDA’s quality system regulation, or QSR, and other regulations which cover, among other things, the methods and documentation for the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA monitors compliance with QSR through periodic inspections. In November 2010, the FDA conducted an inspection of our facilities in Waltham, Massachusetts for the first time. Following that inspection, the FDA issued a Form FDA-483 listing three inspectional observations (variances from protocols or other deficiencies). The first observation related to our documentation of an in-use stability study, which is in the process of being re-performed. The second observation related to our documentation and implementation of corrective and preventative action procedures. The third observation related to documentation and implementation of training programs for our staff. We are taking immediate action to correct these deficiencies, which we expect to complete within 30 days of having received the notice. In addition, if the results from the in-use stability study being re-performed are not consistent with the results from the earlier study, we may need to modify the product labeling for our galectin-3 test for heart failure, although we do not think that any such revisions would be material. For the commercial supply of our products, we intend to use established manufacturers that have experience with manufacturing diagnostic products using similar assay technologies that are also subject to FDA clearance and oversight. In 2009,

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we entered into a development and manufacturing agreement with Corgenix Medical Corporation. Corgenix develops, manufactures, distributes and markets in vitro diagnostic products based on ELISA technology using the microtiter format. Under this exclusive agreement, Corgenix will manufacture the BGM Galectin-3 test for distribution in the United States, Europe and elsewhere.

COMPETITION

We believe that our technology platform, our ability to discover novel, proprietary diagnostic tests that aim to address unmet medical needs and our ability to provide such tests on a non-exclusive basis through established manufacturers and laboratory service providers represent the principal methods in which we intend to compete in the diagnostic industry.

We intend to compete by involving payors, leading scientists and other stakeholders in the selection and execution of our discovery and development projects so that our diagnostic tests may better address unmet medical needs. Access to patient samples and collaboration with leading scientists through our agreement with Humana and our leading role in the HRP initiative are examples of our engagement of these stakeholders. In addition, we are pursuing three distinct paths for commercialization of our diagnostic tests, including sales of manual versions of our diagnostic tests through laboratory service providers, sales by us through certified clinical laboratories and sales of automated versions of our diagnostic tests through leading diagnostic instrument manufacturers for use on their instruments, which we believe sets us apart from our competitors.

Established diagnostics companies, such as Abbott Diagnostics, Beckman Coulter, Roche Diagnostics, General Electric, Inverness Medical Innovations, Ortho Clinical Diagnostics, Mitsubishi, Philips and Siemens have expanded into the molecular diagnostics area to complement their legacy routine testing businesses. In addition, commercial laboratories with extensive service networks for diagnostic tests, such as LabCorp and Quest Diagnostics, have expanded their testing capabilities to include molecular diagnostics. Specialized laboratories, such as Genzyme Genetics and Myriad Genetics, also offer molecular diagnostic testing services.

We have identified a number of recent entrants to the field with competing technologies and approaches in molecular diagnostics. Companies that may compete with us in our current areas of focus, namely, cardiovascular disease, immune disorders and central nervous system disorders, include Athena Diagnostics, Atherotech, Celera Group, Dako, diaDexus, Liposcience, QIAGEN, Rules-Based Medicine, and XDx.

REGULATORY

We intend to seek regulatory clearance, or if required, approval, for all of our diagnostic tests currently under development in the United States, European Union member states and other countries in which we believe that there are commercial opportunities the tests. The FDA recommends that sponsors such as us interact with the agency early and often in the development of these types of diagnostic products. We intend to follow this recommendation in an effort to reduce development risks and facilitate the regulatory process. In light of the importance of the U.S. market for our potential products, and because of the opportunity to seek and receive early FDA input on development programs, we will prioritize U.S. regulatory plans and submissions over other jurisdictions. In addition, we intend to identify opportunities to prepare and submit applications to European Union member states in compliance with EU-Directive 98/79/EC and other applicable standards. We plan to prioritize European Union member states based on market size, regulatory approvals and other considerations.

U.S. Regulations

Food and Drug Administration

In the United States, in vitro diagnostics are regulated by the FDA as medical devices. We plan to seek FDA clearance or approval for all of our diagnostic products currently under development. There are

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two regulatory pathways to receive authorization to market in vitro diagnostics, a 510(k) premarket notification and a premarket approval application, or PMA. The FDA makes a risk-based determination as to which pathway a particular in vitro diagnostic is eligible. For our first product, the BGM Galectin-3 test for heart failure, we submitted a 510(k) premarket notification to the FDA in March 2009. Upon review of our 510(k) application, the FDA determined that our device was not substantially equivalent to the legally marketed device to which we claimed substantial equivalence and therefore denied clearance. The FDA indicated that additional clinical and other data were required in support of our filing, and we re-submitted a 510(k) application in December 2009 with additional data. In February 2010, we received a letter from the FDA regarding our 510(k) application that requested additional clinical and statistical information to support our application and, after further contact with the FDA, we submitted our formal response to the FDA letter in August 2010. We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test.

The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, premarket notification and adherence to FDA’s quality system regulation, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and postmarket surveillance. Class III devices are subject to most of the previously identified requirements as well as to premarket approval. Class I devices are exempt from premarket submissions to the FDA; most Class II devices require the submission of a 510(k) premarket notification to the FDA; and Class III devices require submission of a PMA. Most in vitro diagnostic kits are regulated as Class I or II devices and are either exempt from premarket notification or require a 510(k) submission.

510(k) premarket notification

A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device”, that is legally marketed in the United States and for which a PMA was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. Under current FDA policy, if a predicate device does not exist, the FDA may make a risk-based determination based on the complexity and clinical utility of the device that the device is eligible for de novo 510(k) review instead of a requiring a PMA. The de novo 510(k) review process is similar to clearance of the 510(k) premarket notification, despite the lack of a suitable predicate device.

The FDA’s performance goal review time for a 510(k) application is 90 days from the date of receipt, however, in practice, the review often takes longer. In addition, the FDA may require information regarding clinical data in order to make a decision regarding the claims of substantial equivalence. Clinical studies of in vitro diagnostic products are typically designed with the primary objective of obtaining analytical or clinical performance data. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device.

In August 2010, the FDA issued an assessment of the 510(k) program which contains certain recommendations to strengthen and clarify the 510(k) premarket review process for medical devices that

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do not need to undergo a full premarket approval review. The report recommends that CDRH develop a guidance document defining a subset of moderate-risk (Class II) devices, called Class IIb, for which clinical or manufacturing data typically would be necessary to support a substantial equivalence determination. In the event that such new Class IIb sub-classification is adopted, we believe that most of the tests that we may pursue would be classified as Class IIb devices. We cannot predict whether the FDA will adopt this sub-classification or, if adopted, what impact this sub-classification might have on the development and approval by the FDA of our galectin-3 tests. Based on the information currently available, however, we believe that the new sub-classification will provide additional clarity as to the requirements for FDA clearance and we believe that requirements for development and FDA clearance for novel products, such as our galectin-3 tests, will not materially change.

Premarket approval

The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval from the FDA to begin the trial.

After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. Indeed, the total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit indication for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved.

Laboratory developed tests

Although the FDA has consistently claimed that it has the regulatory authority to regulate laboratory-developed tests that are validated by the developing laboratory and has imposed labeling requirements for the results of tests utilizing analyte-specific reagents, it has generally exercised enforcement discretion and has not otherwise regulated most tests performed by laboratories that are certified under the Clinical Laboratory Improvement Act, or CLIA. In recent years, the FDA indicated that it was reviewing the regulatory requirements that will apply to laboratory-developed tests, and in September 2006, the FDA published a draft guidance document, which it revised in September 2007, or the Draft Guidance, that may be relevant to some of the tests we develop. The Draft Guidance describes the FDA’s position regarding potential regulation of in vitro diagnostic multivariate index assays, or IVDMIAs, and the revision provided additional examples of the types of tests that would be subject to the Draft Guidance. An IVDMIA is a test system that employs data, derived in part from one or more in vitro assays, and an algorithm that usually, but not necessarily, runs on software, to generate a result that diagnoses a disease or condition or is used in the cure, mitigation, treatment, or prevention of disease. The FDA has recently issued numerous letters to corporations marketing genetic tests, which according to the letters, appear to meet the definition of a device as that term is defined in section 201(h) of the Federal Food Drug and Cosmetic Act. We consider the FDA’s recent statements and actions pertaining to other diagnostic tests consistent with our interpretation that the kind of tests we are pursuing are subject to FDA regulation.

In February 2007, the FDA cleared a 510(k) submission for Agendia’s MammaPrint® breast cancer recurrence test as the first IVDMIA cleared since the first version of the Draft Guidance was published.

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This was a complex test, based on profiling of 70 genes to determine if the patient was likely to develop a metastatic form of the disease in the future. In August 2008 the FDA cleared AlloMap by XDx as an aid in the management of patients following cardiac transplantation, and in September 2009 the FDA cleared OVA1 by Vermillion as an aid in the management of a patient with possible ovarian cancer. With these clearances, a regulatory framework appears to be forming in line with the Draft Guidance. The clearance of these complex tests suggests that the 510(k) process is the likely route for most, if not all, of the diagnostic tests that we are currently developing, and we intend to seek clearance under Section 510(k) for each of our diagnostic tests. Nevertheless, the FDA may require us to submit PMAs for our pipeline product candidates. We intend to conduct early and ongoing dialog with the FDA on each of our pipeline product candidates in order to obtain clarity around the classification and requirements prior to the commencement of larger-scale studies.

CLIA

Laboratories that perform testing on human specimens for the purpose of providing information for diagnosis, prevention or treatment of disease or assessment of health are subject to CLIA. This law imposes quality standards for laboratory testing to ensure the accuracy, reliability and timeliness of patient test results. The FDA is responsible for the categorization of commercially marketed IVD tests under CLIA into one of three categories based upon the potential risk to public health in reporting erroneous results. The categories were devised on the basis of the complexity of the test, and includes waived tests, tests of moderate complexity, and tests of high complexity. Laboratories performing moderate- or high-complexity testing must meet the CLIA requirements for proficiency testing, patient test management, quality control, quality assurance and personnel.

If, in the future, we choose to set up a clinical laboratory to offer a testing service following FDA clearance of our tests, we will be required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Any clinical laboratory with which we might contract or to which we might sell our diagnostic tests would also be subject to these same requirements. Under CLIA, we will be required to hold a certificate applicable to the type of work we perform and to comply with standards covering personnel, facilities administration, quality systems and proficiency testing. We believe that some of the tests that we are developing will be high-complexity tests. CLIA certified laboratories are typically subject to survey and inspection every two years to assess compliance with program standards. We currently do not have any plans to set up our own laboratory to offer clinical testing services.

We may also seek accreditation by the College of American Pathologists, or CAP, and licensed by some states. The CAP Laboratory Accreditation Program is an internationally recognized program that utilizes teams of practicing laboratory professionals as inspectors, and accreditation by CAP can often be used to meet CLIA and state certification requirements.

We currently do not intend to offer a testing service for any laboratory-developed tests, or LDTs, as defined under CLIA.

HIPAA and other privacy laws

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established for the first time comprehensive protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: health plans, healthcare clearing houses, and healthcare providers which conduct certain healthcare transactions electronically. Covered Entities and their Business Associates must have in place administrative, physical, and technical standards to guard against the misuse of individually identifiable health information. Additionally, some state laws impose privacy protections more stringent than HIPAA. Most of the institutions and physicians from

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which we obtain biological specimens that we use in our research and validation work are Covered Entities and must obtain proper authorization from their patients for the subsequent use of those samples and associated clinical information. We are not presently subject to HIPAA; however, we may become subject to the requirements of HIPAA in the future if we provide clinical laboratory testing services or enter into specific kinds of relationships with a Covered Entity or a Business Associate of a Covered Entity.

Our activities must also comply with other applicable privacy laws. For example, there are also international privacy laws that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain tissue samples and associated patient information could significantly impact our business and our future business plans.

European regulations

In the European Union, IVD medical devices are regulated under EU-Directive 98/79/EC, or the IVD Directive, and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers.

IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking. In the fourth quarter of 2009 we obtained CE Mark for the BGM Galectin-3 test for use as an aid in assessing the prognosis of patients with heart failure.

Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures.

Development

Article 152 of the EC-Treaty requires a high level of human health protection to be ensured in the definition and implementation of all Community policies and activities. Community action, which complement national policies, must be directed towards improving public health, preventing human illness and diseases, and obviating sources of danger to human health. On the basis of article 152(4)(a) of the EC-Treaty, the European Legislator is required to contribute to the achievements of these objectives through adopting measures setting high standards of quality and safety of organs and substances of human origin, blood and blood derivatives. These measures, however, may not prevent any Member State, however, from maintaining or introducing more stringent protective measures.

The use of bodily material, which already has been taken from humans, is not regulated by the European Legislator through specific directives. However, in the European Union the protection of individuals with regard to the processing of personal data is regulated under EU-Directive 95/46/EC, or the PD Directive. If specimens, such as blood plasma and urine, taken from patients relate to an identified or identifiable natural person, the use of such specimens fall within the scope of the PD Directive.

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Member States prohibit the processing of personal data concerning health, unless processing of the data is required for the purposes of preventive medicine, medical diagnosis, the provision of care or treatment or the management of healthcare services, and where those data are processed by a health professional subject under national law or rules established by national competent bodies to the obligation of professional secrecy or by another person also subject to an equivalent obligation of secrecy. Individual European countries are free to further restrict the collection and the use of such bodily material

REIMBURSEMENT

United States

In the United States, payments for diagnostic tests come from several sources, including third party payors such as insurance companies and health maintenance organizations; government health programs such as Medicare and Medicaid; and patients; and, in certain circumstances, hospitals or referring laboratories (who then bill health third-party payors for testing). If we offer our diagnostic tests as a service through a CLIA certified laboratory contracted by us, we would directly or indirectly be responsible for billing and collection of fees for the tests. Otherwise, billing and collection would be the responsibility of the companies that purchase or license our products.

Code Assignment. In the United States, a third-party payor’s decisions regarding coverage and payment are driven, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT Code, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT Code is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors.

A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors. We have initiated the process to obtain an analyte-specific CPT code for measuring galectin-3 in plasma or serum, and based on the AMA’s submission process, we expect to be eligible to obtain an analyte-specific CPT Code for galectin-3 testing beginning with the 2013 Clinical Laboratory Fee Schedule. In the interim and prior to potentially obtaining an analyte-specific CPT code for galectin-3 testing, galectin-3 testing will be eligible, in accordance with coding requirements, for CPT-coding using established CPT method codes.

The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test.

While the AMA’s decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.

Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a covered benefit and, if so, whether it is reasonable and necessary for the diagnosis or treatment of illness and injury. Most third-party payors do not cover experimental services. Coverage determinations often are influenced by current standards of practice and clinical data, particular at the local level. The Centers for Medicare & Medicaid Services, or CMS, which is the government agency responsible for overseeing the Medicare

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program, has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare’s coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare’s Inpatient Prospective Payment System. Payment for diagnostic tests furnished to Medicare beneficiaries in most other circumstances is made based on the Clinical Laboratory Fee Schedule, under which a payment amount is assigned to each covered CPT code. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index, or CPI, for the prior year, but Congress has frozen payment rates in certain years. For the 2010 calendar year the Clinical Laboratory Fee Schedule, or CLFS, was reduced across all listed tests by 1.9%. Currently, the ceiling for established tests is set at 74% of the median of all contractor fee schedule amounts for a particular test and 100% of the median for diagnostic tests for which no limitation amount was established prior to 2001. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.

European Union

In the European Union the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again can vary by country.

LEGAL PROCEEDINGS

We are not currently subject to any material legal proceedings.

FACILITIES

We lease approximately 22,000 square feet of office and laboratory space at 610 Lincoln Street North, Waltham, Massachusetts 02451. The term of our lease expires in March 2013. We believe that our facilities are adequate to meet our current needs, although if additional space is needed in the future, we believe that such space will be available on commercially reasonable terms.

EMPLOYEES

As of September 30, 2010, we employed 38 full-time employees, of whom 19 had advanced degrees, 24 were engaged in research and development, 6 performed sales and marketing functions and 8 performed general and administrative functions. We plan to continue to expand our research and development and commercialization activities. To support this growth, we will need to expand managerial, research and development, operations, finance and other functions. None of our employees is represented by a labor union, and we consider our relationships with our employees to be good.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Our executive officers and directors and their respective ages and positions as of November 1, 2010 are as follows:

Name	Age	Position

Executive Officers
Pieter Muntendam, M.D.	52	President, Chief Executive Officer and Director
Michael W. Rogers	50	Executive Vice President, Chief Financial Officer and Treasurer
Neal F. Gordon, Ph.D.	49	Senior Vice President, Biomarker Discovery
Anastasia Rader	49	Senior Vice President, Executive Operations & Human Resources
Aram Adourian, Ph.D.	40	Vice President, Scientific Affairs
Wayne K. Shepherd	39	Vice President, Sales and Marketing

Non-Employee Directors
Noubar Afeyan, Ph.D.(2).	48	Chairman of the Board
Harrison M. Bains(1)(3)	67	Director
Stéphane Bancel	38	Director
Timothy Harris, Ph.D, D.Sc.(1)(2)	60	Director
Stelios Papadopoulos, Ph.D.(1)(3)	62	Vice Chairman of the Board
Pieter van der Meer, M.Sc.(2)(3)	40	Director

(1)	Current member of our Audit Committee. Mr. Bains is the chairman of the committee.

(2)	Current member of our Compensation Committee. Dr. Harris is the chairman of the committee.

(3)	Current member of our Nominating and Governance Committee. Dr. Papadopoulos is the chairman of the committee.

The biographies of each of the directors below contain information regarding each person’s service as a director, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Board to conclude that the person should serve as a director for the company as of the date of this prospectus.

Pieter Muntendam, M.D., joined us as President in November 2004 and was appointed as Chief Executive Officer in December 2005. He also has served as a member of our board of directors since November 2004. He is a biopharmaceutical and healthcare executive with over 20 years of business experience ranging from early stage enterprises to multinational corporations. Dr. Muntendam joined us from NetNumina Solutions, Inc., a professional services company, where he served as Director of the Biopharma Healthcare Practice from April 2003 to October 2004. Prior to joining NetNumina, he co-founded Vitivity Inc., a subsidiary of Millennium Pharmaceuticals, Inc., and served as Vice President, Medicine from July 2001 to April 2003. He founded the health management firm ProMedex Inc. in 1996, where he served as President and Chief Executive Officer and chairman of the board until ProMedex was acquired by Landacorp, Inc. in 2001. Prior to that, he served as Vice President of Care Management at Glaxo Wellcome (now GlaxoSmithKline plc), where he was responsible for the development and implementation of its entry strategy within the field of care and disease management. Dr. Muntendam began his career with Organon International Inc. in December of 1982, after which he was appointed Vice President of Research and Development, International at Johnson & Johnson, and appointed as a member of the boards of directors for two Johnson & Johnson operating companies.

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Dr. Muntendam received his M.D. from Leiden University in the Netherlands. The Board concluded that Dr. Muntendam should serve as a director as of the date of this prospectus because he is our Chief Executive Officer and has helped grow and transform us from a research services organization into a discovery-based diagnostic company. The Board values Dr. Muntendam’s extensive medical, scientific and executive leadership expertise.

Michael W. Rogers joined us in June 2009 as our Executive Vice President, Chief Financial Officer and Treasurer. Prior to joining us and since 1999, Mr. Rogers held the position of Executive Vice President, Chief Financial Officer and Treasurer at Indevus Pharmaceuticals, Inc., which was acquired by Endo Pharmaceuticals in 2009. In 1998, Mr. Rogers was Executive Vice President and Chief Financial and Corporate Development Officer at Advanced Health Corporation, a publicly-traded healthcare information technology company. From 1995 to 1997, he was Vice President, Chief Financial Officer and Treasurer of AutoImmune, Inc., a publicly-traded biopharmaceutical company. From 1994 to 1995, Mr. Rogers was Vice President, Investment Banking at Lehman Brothers, Inc. From 1990 to 1994, he was associated with PaineWebber, Inc., serving most recently as Vice President, Investment Banking Division. Mr. Rogers received an M.B.A. from the Darden School at the University of Virginia and a B.A. from Union College.

Neal F. Gordon, Ph.D., joined us in January 2009 as Senior Vice President, Biomarker Discovery. Dr. Gordon has 20 years of experience in the biotechnology industry serving both as a senior executive and in product development. From July 2004 to December 2008, Dr. Gordon was President of Epitome Biosystems, where he spearheaded the development and subsequent market introduction of a line of multiplexed protein immunoassay products. From 1998 to 2004, Dr. Gordon was at Antigenics Inc., first as Vice President of Process Development and then as Senior Vice President of Manufacturing Operations. Dr. Gordon joined Antigenics in 1998, following 10 years at PerSeptive Biosystems, which is now part of Life Technologies, Inc. As part of the founding technology team, he led the development, application and market launch of technologies for the purification and analysis of proteins, including the BIOCAD perfusion chromatography workstation, and prior to that he was a product development engineer at Proctor & Gamble. Dr. Gordon obtained a bachelors degree in chemical engineering from McGill University, and a Ph.D. in biochemical engineering from Massachusetts Institute of Technology.

Anastasia Rader joined us in January 2004 as our Vice President, Human Resources and was appointed as our Senior Vice President, Executive Operations & Human Resources in January 2010. Prior to joining us and since 1999, Ms. Rader was a Vice President at Flagship Ventures and Vice President, Human Resources, of NewcoGen. During her tenure with Flagship, Ms. Rader consulted with numerous portfolio companies on human resources operational issues. Prior to joining Flagship, Ms. Rader was Corporate Director of Worldwide Employment and Staffing for Applera Corporation (now Life Technologies) following the merger of Perkin Elmer and PerSeptive Biosystems in 1998. Ms. Rader was responsible for all human resources functions at PerSeptive from 1992 to 1998. During this period, she oversaw the hiring of 600 global employees and the implementation of core human resources processes and programs as well as equity and compensation structures to accommodate the company’s growth. Ms. Rader was also a key member of corporate due diligence teams for a number of PerSeptive acquisitions and was instrumental in the integration and assimilation process for the merger of Perkin Elmer and PerSeptive Biosystems in 1998. Ms. Rader holds a B.S. from Babson College.

Aram Adourian, Ph.D., joined us in August 2000 as Director, Advanced Technologies, and served in such position until June 2002. From June 2002 until October 2003, Dr. Adourian worked as our Senior Director, Technology Assessment. In October 2003, Dr. Adourian was promoted to Vice President, Computational Sciences and served in such position until January 2007, when he was designated a general Vice President and served in such position until January 2009. In January 2009, Dr. Adourian was appointed as our Vice President, Scientific Affairs. Prior to joining us, Dr. Adourian worked at the Whitehead Institute for Biomedical Research at the Massachusetts Institute of Technology. While at

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MIT, Dr. Adourian served as Project Manager for Bioinformatics specializing in the development of novel systems and approaches for biomolecular sequencing, analysis and modeling. Dr. Adourian earned his Ph.D. at Harvard University in Statistical Physics, where he was a recipient of the Rudenberg Research Prize, and received his undergraduate degree in Physics from Cornell University.

Wayne K. Shepherd joined us in June 2009 as our Vice President, Market Development. In May 2010, Mr. Shepherd was promoted to Vice President, Sales and Marketing. Mr. Shepherd has over 15 years of experience in the biotechnology and device industry. Prior to joining us, Mr. Shepherd held the position of Regional Sales Director at Biosite, Inc., from November 2007 to June 2009. While at Biosite, he managed a sales team responsible for selling capital cardiac diagnostic equipment and reagent sales. Mr. Shepherd also held the position of Senior BNP Product Manager at Biosite from April 2006 to November 2007, where he managed all global aspects of the Triage BNP Test brands for the Triage meter and Beckman Immunoassay Systems. From September 2003 to April 2006, Mr. Shepherd held field sales positions at Biosite as Regional Trainer and Account Executive. From April 1994 to September 2003, Mr. Shepherd held sales positions at Medtronic, Wesley Jessen and The Dial Corporation. Mr. Shepherd received an M.B.A. from Averett University and a B.S. in Marketing Education at Virginia Polytechnic Institute and State University, or Virginia Tech.

Noubar Afeyan, Ph.D., is a founder and has served on our board of directors since our inception in 2000. He has served as Managing Partner and Chief Executive Officer of Flagship Ventures, an early stage venture capital firm, since he co-founded the firm in 2000. Prior to founding Flagship Ventures in 2000, Dr. Afeyan participated in co-founding and helping launch the following ventures: PerSeptive Biosystems, ChemGenics Pharmaceuticals, EXACT Sciences, Antigenics, Color Kinetics and Celera Genomics. Dr. Afeyan was Chief Executive Officer of PerSeptive Biosystems during its five years as a public company and until its merger with Perkin Elmer Corporation. During the past five years, Dr. Afeyan has served on the board of directors of Antigenics and Color Kinetics and currently serves as a director of Helicos BioSciences. Additionally, he currently serves as a director of the following private companies: Affinnova, Inc., BIND Biosciences, Inc., Eleven Biotherapeutics, Ensemble Therapeutics, Joule Unlimited, Inc. and LS9, Inc. He earned his Ph.D. in biochemical engineering from the Massachusetts Institute of Technology (MIT) following a B.S. in chemical engineering from McGill University. Dr. Afeyan has authored numerous scientific publications and patents and is currently a Senior Lecturer at MIT in the Sloan School of Management. The Board concluded that Dr. Afeyan should serve as a director as of the date of this prospectus because he is a technologist, entrepreneur and venture capitalist who has extensive experience founding, building, leading, investing in and growing life science companies. Dr. Afeyan has extensive experience taking companies public and evaluating and engaging corporate combination transactions. In addition, the Board values his experience serving on many private and public company boards, as well as several advisory boards, and his familiarity with a full range of corporate and governance matters.

Harrison M. Bains has served on our board of directors since June 2007. Since Mr. Bains retired in 2004, he has served on various boards or directors or trustees, as set forth below. Mr. Bains served in multiple roles at Bristol Myers Squibb Company from 1988 until 2004, including Vice President, Treasurer and acting Chief Financial Officer. Mr. Bains’ career also includes serving as Senior Vice President of the Primary Industries Group at Chase Manhattan Bank in 1987 and 1988 and 11 years with RJR Nabisco and two of its predecessor companies as Senior Vice President and Treasurer. He currently serves as the chair of the board of directors and previously served as the chair of the audit committee of MGI Funds, Inc. an investment company registered under the Investment Company Act of 1940, as amended. He has served as a member of the boards of trustees of the University of Redlands since October 1989, the Greater Newark Conservancy since January 2005, the Park Avenue Armory since October 2007, the Civil War Preservation Trust since September 2007 and Summer Search since November 2007. Mr. Bains earned an M.B.A. from the University of California, Berkeley and a B.A. in economics from the

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University of Redlands. He also completed the Advanced Management Program at Harvard Business School. The Board concluded that Mr. Bains should serve as a director as of the date of this prospectus because Mr. Bains has extensive experience in corporate finance, accounting, governance and strategic planning for life science companies, informed most recently by his 16 years with global biopharmaceutical company, Bristol Myers Squibb.

Stéphane Bancel has served on our board of directors since January 2010. Mr. Bancel serves as Chief Executive Officer of bioMérieux, a leader in the field of in vitro diagnostics for clinical and industrial applications, and has done so since January 2007, and prior to that, served as Vice President of Strategy from July 2006 to December 2006. From 2000 to 2006, Mr. Bancel worked for Eli Lilly and Company in the United States, Great Britain and Belgium, where he successively held the positions of Managing Director, Executive Director for Global Manufacturing Strategy, Global Supply Chain and U.S. Distribution, and Supply Chain Manager. From 1995 to 1998, Mr. Bancel worked with bioMérieux in Japan, where he managed the industrial microbiology business for the Asia-Pacific region. During the past five years, Mr. Bancel has served on the board of directors of Targanta Therapeutics Corp. and he currently serves on the board of directors of bioTheranostics, Inc. and Knome, Inc. Mr. Bancel is a graduate of the Ecole Centrale Paris Engineering School. He holds an M.S. in biochemical engineering from the University of Minnesota and an M.B.A. from Harvard Business School. The Board concluded that Mr. Bancel should serve as a director as of the date of this prospectus because of Mr. Bancel’s experience in the diagnostics industry, managing international commercial organizations and in strategic planning. The Board values his experience serving on other private and public company boards.

Timothy Harris, Ph.D, D.Sc., has served on our board of directors since April 2007. Dr. Harris has served as the Director of the Advanced Technology Program at SAIC Frederick since 2007 and Chief Technology Officer for SAIC Frederick since 2008. Prior to holding these positions, he served as the President and Chief Executive Officer of Novasite Pharmaceuticals Inc. from January 2005 to September 2006. Prior to that, he served as Chief Executive Officer for Structural GenomiX, Inc. (now part of Eli Lilly), a drug discovery and development company focused on innovative cancer therapeutics from 2003 to 2004 and as its President and Chief Executive Officer from 1999 to 2003. Dr. Harris started his career in biotechnology in 1981 as a group leader in Molecular Biology at Celltech Group (now UBC Pharma) and from 1989 to 1993 was Director of Biotechnology at Glaxo Group Research in the U.K. From 1993 until 1999, Dr. Harris was Chief Scientific Officer and Vice President of Research and Development at Sequana Therapeutics Inc. in San Diego, which became Axys Pharmaceuticals, Inc. in 1998 and was subsequently acquired by Celera Genomics. During the past five years, Dr. Harris has served on the board of directors of Dendreon Corp. and he currently serves on the boards of directors of Origen Therapeutics, Inc. and Gyrasol Technologies and is Chairman of the Scientific Advisory Board of Bionomics Inc. in Australia. Dr. Harris received his Ph.D. in molecular virology from the University of Birmingham, U.K. The Board concluded that Dr. Harris should serve as a director as of the date of this prospectus because he has extensive experience managing and serving on the boards of directors of life science companies. In addition, he brings valuable management, scientific and technological expertise to us, as well as extensive knowledge of commercial operations.

Stelios Papadopoulos, Ph.D., has served on our board of directors since 2003 and as Vice Chairman of our board of directors since April 2007. Since 2000, he has served as Chairman of Fondation Sante, a private charitable foundation whose mission is to improve the health and education of those in need, whether countries, regions or individuals. Dr. Papadopoulos served as Vice Chairman of Cowen and Company, LLC from 2003 until 2006 and as Managing Director from 2000 until 2003. While at Cowen and Company, LLC, he worked as an investment banker focused on the biotech and pharmaceutical sectors. Prior to joining Cowen and Company, LLC, he worked as an investment banker at PaineWebber, Incorporated, from 1987 to 2000, where he was Chairman of PaineWebber Development Corp., a PaineWebber subsidiary focusing on biotechnology from 1996 to 2000. Dr. Papadopoulos is a

Management

co-founder and Chairman of the Board of Exelixis, Inc., and he is a co-founder and member of the boards of directors of Anadys Pharmaceuticals, Inc. and Cellzome, Inc. Dr. Papadopoulos currently serves on the board of directors of Biogen Idec, Inc., Regulus Therapeutics, Inc. and Joule Unlimited, Inc. and during the past five years, he also served on the board of directors of GenVec, Inc. and SGX Pharmaceuticals, Inc. He is also a member of the board of visitors of Duke University School of Medicine and the board of directors of the National Marrow Donor Program. Dr. Papadopoulos holds a Ph.D. in biophysics and an M.B.A. in finance, both from New York University. The Board concluded that Dr. Papadopoulos should serve as a director as of the date of this prospectus because of his valuable corporate finance expertise and his deep scientific knowledge and familiarity with public and private life science companies. Having been a member of the compensation, audit and governance committees of public company boards, Dr. Papadopoulos is also familiar with a broad range of corporate and board functions. Dr. Papadopoulos brings a wealth of experience in founding, building and investing in life science companies.

Pieter van der Meer, M.Sc., has served on our board of directors since February 2002. Since January 2005, he has served as a Managing Director of Gilde Healthcare Partners, a venture capital firm, where he focuses on start-up and early stage investments in healthcare companies with novel technologies, platforms and drug discovery approaches. Mr. van der Meer also represents Gilde on the boards of directors of certain of its portfolio companies, including Agendia B.V. and Acacia Pharma Ltd. He is also a member of the project screening committee at Amsterdam & Leiden Universities. Mr. van der Meer joined Gilde in 1998 after working several years with KPMG Management Consulting, where he was closely involved with due diligence and strategic projects in venture capital and the pharmaceutical sector across Europe. Mr. van der Meer earned his M.Sc. in chemistry at Leiden University where he specialized in bio-organic synthesis and molecular modeling. The Board concluded that Mr. van der Meer should serve as a director as of the date of this prospectus because he has extensive experience building, investing in and growing life science companies globally. In addition, the Board values his scientific background, international perspective and experience, as we commence our commercial activities in Europe.

Board composition

Our restated certificate of incorporation and restated bylaws, each of which will become effective completion of this offering, provide that the authorized number of directors may be changed only by resolution of the board of directors. We currently have seven directors. In accordance with our restated certificate of incorporation and restated bylaws, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders commencing with the meeting in 2011, the successors to the directors whose terms then expire will be elected to serve until the third annual meeting following the election. At the closing of this offering, our directors will be divided among the three classes as follows:

➢	the Class I directors will be Dr. Afeyan, Dr. Papadopoulos and Mr. Bains and their terms will expire at the annual meeting of stockholders to be held in 2011;

➢	the Class II directors will be Mr. van der Meer and Dr. Harris and their terms will expire at the annual meeting of stockholders to be held in 2012; and

➢	the Class III directors will be Mr. Bancel and Dr. Muntendam and their terms will expire at the annual meeting of stockholders to be held in 2013.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that each class will consist of approximately one-third of the directors.

Management

Director independence

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, our board has determined that the following directors are “independent directors” as defined by the applicable rules and regulations of The NASDAQ Stock Market, or NASDAQ: Dr. Afeyan, Mr. Bains, Mr. Bancel, Dr. Harris, Dr. Papadopoulos and Mr. van der Meer.

Committees of the board of directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee. The composition and function of each of these committees are described below.

Audit Committee. Our audit committee is comprised of Mr. Bains (chairman), Dr. Harris and Dr. Papadopoulos. Our board of directors has determined that Mr. Bains is an audit committee financial expert, as defined by the rules of the Securities and Exchange Commission. Our audit committee is authorized to:

➢	approve and retain the independent auditors to conduct the annual audit of our financial statements;

➢	review the proposed scope and results of the audit;

➢	review and pre-approve audit and non-audit fees and services;

➢	review accounting and financial controls with the independent auditors and our financial and accounting staff;

➢	review and approve transactions between us and our directors, officers and affiliates;

➢	recognize and prevent prohibited non-audit services; and

➢	establish procedures for complaints received by us regarding accounting matters; oversee internal audit functions, if any.

We believe that the composition of our audit committee meets the independence requirements of the applicable rules of the Securities and Exchange Commission and NASDAQ on the date of this prospectus.

Compensation Committee. Our compensation committee is currently comprised of Dr. Harris (chairman), Dr. Afeyan and Mr. van der Meer. Prior to the completion of the offering, we expect that Dr. Afeyan will step down from the compensation committee and Mr. Bains will be his replacement. Upon completion of the offering, all members of the compensation committee will qualify as independent under the current definition promulgated by NASDAQ. Our compensation committee is authorized to:

➢	review and recommend the compensation arrangements for management;

➢	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

➢	administer our stock incentive and purchase plans; and

➢	oversee the evaluation of the board of directors and management.

Nominating and Governance Committee. Prior to the completion of the offering, we will form a nominating and governance committee, which we anticipate will be comprised of Dr. Afeyan (chairman), Dr. Papadopoulos and Mr. Bancel. Upon completion of the offering, all members of the nominating and governance committee will qualify as independent directors under the current definition promulgated by NASDAQ. Our nominating and governance committee will be authorized to:

➢	identify and nominate candidates for election to the board of directors; and

➢	develop and recommend to the board of directors a set of corporate governance principles applicable to our company.

Management

Compensation committee interlocks and insider participation

No member of our compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of our board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of business conduct and ethics

Prior to the completion of the offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.bg-medicine.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of directors’ and officers’ liability and indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our existing certificate of incorporation and the restated certificate of incorporation to be effective upon the completion of this offering limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. Our restated certificate of incorporation and restated bylaws to be effective upon the completion of this offering also provide that we will indemnify and advance expenses to any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by us or in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

We have entered into agreements to indemnify our directors and officers. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Compensation

COMPENSATION DISCUSSION AND ANALYSIS

The primary objectives of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the best possible executive talent, to motivate our executive officers to enhance our growth and profitability and increase stockholder value and to reward superior performance and contributions to the achievement of corporate objectives. The focus is to tie short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals and to align executives’ incentives with stockholder value creation. To achieve these objectives, the compensation committee has developed and maintains a compensation plan that ties a substantial portion of our executives’ overall compensation to our research, clinical, regulatory and financial and operational performance. Because we believe that the performance of every employee is important to our success, we are mindful of the effect our executive compensation and incentive program has on all of our employees.

Determining and setting executive compensation

The compensation committee of our board of directors, pursuant to its charter, has the responsibility of formulating, evaluating and approving the compensation of our directors and named executive officers, and assisting the full board of directors in establishing and administering appropriate incentive compensation and equity-based plans. The compensation committee, with the input of management, develops our compensation plans by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the biotechnology industry. Specifically, we use composite survey data obtained from the Radford Global Life Sciences Executive Pre-IPO Report, or the Radford Report, prepared by AON Consulting, Inc., and occasionally other reports to benchmark base salaries. We believe that these composite data provide us with appropriate compensation benchmarks because the companies included in the composite data are in our industry and have similar organizational structures and stages of development, and accordingly, tend to compete with us for executives and other employees. For benchmarking executive compensation, we typically review the composite compensation data in the Radford Report, as well as various subsets of these data, in particular, the data for companies with an outside (non-employee) investment level of over $80.0 million.

In addition, our compensation committee periodically engages third-party compensation consultants to analyze our existing compensation policies and recommend changes to those policies based on current market data and compensation trends in our industry. The compensation committee did not engage a compensation consultant in 2009. Using the Radford Report and any information provided by compensation consultants, the compensation committee evaluates the competitive nature of our various forms of compensation, including salary and benefits as well as equity-based compensation, relative to other biotechnology and pharmaceutical companies.

The compensation committee has approved a pay-for-performance compensation philosophy, which is intended to bring base salaries and total executive compensation in line with approximately the 50th percentile of the companies in our industry of similar size to us represented in the compensation data we review.

In January 2009, the compensation committee also used composite compensation data from the Compensation and Entrepreneurship Report in Life Sciences prepared by Ernst & Young to evaluate the compensation of our President and Chief Executive Officer. The data from this report indicated that, for an incumbent Chief Executive Officer, a base salary of $260,000 was at the 25th percentile, a base salary of $300,000 was at the 50th percentile and a base salary of $345,000 was at the 75th percentile. At these

Compensation

percentile levels, the base salary of our President and Chief Executive Officer of $275,000 was low within competitive market ranges, and the compensation committee decided to increase his salary to $290,000 for 2009.

The annual base salaries for our other named executive officers were set by the compensation committee at $275,000 for Mr. Rogers, $275,000 for Mr. White, $225,000 for Dr. Gordon and $195,000 for Dr. Adourian, based on the following data from the Radford Report. Mr. White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010. For the Chief Financial Officer position, a base salary of $234,336 was at the 25th percentile, a base salary of $265,000 was at the 50th percentile and a base salary of $288,462 was at the 75th percentile. For positions comparable to the Executive Vice President and General Manager, Diagnostics, the data from the Radford Report indicated that a base salary of $254,189 was at the 25th percentile, a base salary of $277,003 was at the 50th percentile and a base salary of $300,544 was at the 75th percentile. For positions comparable to the Senior Vice President, Biomarker Discovery, the data from the Radford Report indicated that a base salary of $225,000 was at the 25th percentile, a base salary of $240,061 was at the 50th percentile and a base salary of $250,000 was at the 75th percentile. For positions comparable to the Vice President, Scientific Affairs, the data from the Radford Report indicated that a base salary of $190,000 was at the 25th percentile, a base salary of $213,107 was at the 50th percentile and a base salary of $282,771 was at the 75th percentile.

In deciding to perform the benchmarking at this stage in our development, our compensation committee acknowledged that benchmarking is not an ideal measure in isolation for setting executive compensation. However, it believes that benchmarking can be an important tool in the decision-making process, in light of the executive compensation program’s primary objective to attract, retain and motivate executive talent in a competitive marketplace.

We have worked within the framework of this pay-for-performance philosophy to determine each component of an executive’s initial compensation package based on numerous factors, including:

➢	the individual’s particular background and circumstances, including training and prior relevant work experience;

➢	the individual’s role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;

➢	the demand for people with the individual’s specific expertise and experience at the time of hire;

➢	performance goals and other expectations for the position;

➢	comparison to other executives within our company having similar levels of expertise and experience; and

➢	uniqueness of industry skills.

The terms of the compensation for our President and Chief Executive Officer, Dr. Pieter Muntendam, and our other named executive officers are derived from our employment arrangements with them and from annual performance reviews conducted by the compensation committee in the case of our President and Chief Executive Officer, and by our President and Chief Executive Officer and the compensation committee in the case of our other named executive officers. The employment arrangements provide, among other things, the named executive officer’s initial annual base salary, annual bonus target and initial stock option grant. Following the execution of these employment arrangements, the compensation paid to each executive is subject to adjustment based on our annual performance evaluation process. Annual base salary increases and annual bonus awards, if any, for our President and Chief Executive Officer are determined by the compensation committee. Our President and Chief Executive Officer

Compensation

recommends annual base salary increases and the amount of annual bonus awards, if any, for the other named executive officers, which are reviewed and approved by the compensation committee.

Our annual performance evaluation process is described below. The details of our employment arrangements with our named executive officers are described in the section titled “Compensation — Employment arrangements with our named executive officers.”

Compensation components

The compensation program for our named executive officers consists principally of base salary, annual cash incentive compensation, long-term compensation in the form of stock options and severance and change of control benefits.

Base salary

Base salaries for our named executive officers are established based on the scope of their responsibilities and their prior relevant background, training and experience, taking into account competitive market compensation paid by the companies represented in the compensation data we review for similar positions and the overall market demand for similar executives at the time of hire. We believe that executive base salaries should generally target the 50th percentile of the range of salaries for executives in similar positions and with similar responsibilities in the biotechnology companies of similar size to us represented in the compensation data we review. A named executive officer’s base salary is also evaluated together with other components of the executive’s compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy.

Base salaries are reviewed annually as part of our performance management evaluation process and may be increased for merit reasons, based on the named executive officer’s success in meeting or exceeding individual performance goals and an assessment of whether corporate goals were achieved. We also assess whether there are any significant differences in how a person is compensated compared to industry benchmarks by utilizing data from the Radford Report to benchmark the biotechnology industry. If through this assessment we determine that an employee’s compensation is below a certain benchmark level, we may recommend a market adjustment. Additionally, we review base salaries and make adjustments as warranted for changes in the scope of a named executive officer’s role or responsibilities and any internal inequities we identify.

Annual bonus

The compensation committee designs the annual incentive component of our compensation program. We provide this opportunity as a way to attract and retain highly skilled and experienced executives and to motivate them to achieve annual corporate and individual goals. Our practice has been to provide all employees with the opportunity to earn an annual bonus up to a certain percentage of their annual base salaries, which may be composed of cash, stock options or a combination of cash and stock options. A significant element of the cash compensation of our named executive officers is an annual performance-based bonus. An executive’s target bonus is generally set as a percentage of base salary to reward strong performance and retain employees in a competitive labor market. As described in more detail below under “— Establishment of company and individual goals and annual performance evaluations,” bonuses are based on the achievement of corporate goals, including research, development, financial and operational milestones, as well as the achievement of individual goals.

Our named executive officers have bonus targets ranging from 25% to 35% of their base salaries, with the exception of our President and Chief Executive Officer who has a target bonus percentage of 50% of his base salary. The compensation committee has set the target bonus percentage for our President and Chief Executive Officer at a higher level than those of our other named executive officers in order to

Compensation

bring the overall compensation paid to our President and Chief Executive Officer in line with the 50th percentile of the companies in our industry of similar size to us represented in the Radford Report. In determining bonus awards for each of our named executive officers, the compensation committee weighs the achievement of corporate goals and the achievement of individual goals. The amount of a named executive officer’s bonus compensation typically increases in relation to such named executive officer’s responsibilities and ability to meet individual goals and our achievement of the corporate goals. The compensation committee believes that making a significant portion of a named executive officer’s bonus contingent on corporate performance more closely aligns the named executive officer’s interests with those of our stockholders.

The target bonus percentages are based on competitive practices for each comparable position in the survey data reviewed. This practice is designed to enable us to attract senior level employees and add an additional compensation opportunity in the form of variable pay. Annual bonuses granted to our named executive officers, including our President and Chief Executive Officer, are primarily tied to the achievement of the corporate goals and, to a lesser extent, by individual goals. For each executive, we refer to the composite of heavily-weighted corporate goals and lesser-weighted individual goals generally as his or her performance goals. After determining the percentage achievement by the company of its corporate goals, the compensation committee considers each executive’s progress toward the company’s achievement of its goals. Decisions regarding our Chief Executive Officer’s annual bonus awards are based predominantly on the company’s level of achievement of its goals. Decisions regarding annual bonus awards for each of our other executive officers are based on his or her contributions toward the achievement of the corporate goals for the given year as well as the level of achievement of individual goals developed at the beginning of the year in support of these corporate goals, as adjusted to reflect changes in key assumptions or external factors impacting the business. No specific numerical weightings or ratings are applied to achievement of the individual goals; rather the performance of the officer is evaluated as a whole.

Long-term incentives

We believe that long-term performance will be enhanced through stock and equity awards that reward our executives for maximizing stockholder value over time and that align the interests of our executives and management with those of our stockholders. The compensation committee believes that the use of stock and equity awards offers the best approach to achieving our compensation goals because equity ownership ties a significant portion of an executive’s compensation to the performance of our company’s stock. We have historically elected to use stock options as the primary long-term equity incentive vehicle.

Stock Options. Stock options are awarded based on various factors, including the responsibilities of the individual named executive officer, his or her past performance, anticipated future contributions, prior option grants (including the vesting schedule of such prior grants) and the executive’s total cash compensation. We have used and expect to continue to use stock options as a long-term incentive vehicle because we believe that:

➢	stock options and the vesting period of stock options attract and retain executives;

➢	stock options are inherently performance-based because stock options enhance the executives’ incentive to increase our stock price and maximize stockholder value; and

➢

stock options help to provide a balance to the overall executive compensation program as base salary and our annual performance bonus program focus on short-term compensation, while stock options reward executives for increases in stockholder value over the longer term, as we generally grant stock options vesting over a four-year period.

Compensation

For a description of the terms and conditions of our stock option plan, see “Compensation — Equity incentive plans.”

Generally, the compensation committee awards stock options to our named executive officers and other employees on an annual basis. Stock options typically vest over four years and have an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors.

Initial Stock Option Awards. We typically make an initial award of stock options to new executive officers in connection with the commencement of their employment. These grants generally have an exercise price equal to the fair market value of our common stock on the grant date and a vesting schedule of 25% on the first anniversary of the date of hire and the remainder at 6.25% per quarter thereafter. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time and to maintain competitive levels of total compensation. The size of the initial stock option award is determined based on numerous factors, including the executive’s skills and experience, the executive’s responsibilities with us, internal equity and an analysis of the practices of national and regional companies in the biotechnology industry similar in size to us, as set forth above.

Stock Option Grants as Component of Annual Bonus. We have also used stock option awards as a component of our annual bonus program. The compensation committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. Our bonus awards earned in 2008 and 2009 were comprised of a combination of cash and stock options.

Other compensation

We maintain benefits that are provided to all employees, including medical, dental and life insurance coverage and a 401(k) plan. In addition, we may assist with certain expenses associated with an executive joining our company. We believe that these forms of compensation create additional incentives for an executive to join our company in a position where there is high market demand.

Termination-based change of control compensation

Upon termination of employment under certain circumstances, our named executive officers are entitled to receive varying types of compensation. Elements of this compensation may include payments based upon a number of months of base salary, acceleration of vesting of equity, and continued health insurance coverage and other similar benefits. We believe that our termination-based compensation and acceleration of vesting of equity awards, including the severance package for our President and Chief Executive Officer, are comparable to those offered to executives of other similar companies based upon the market information we have reviewed. We also have granted severance and acceleration of vesting of equity benefits to our executives in the event of a change of control if the executive is terminated within a certain period of time of the change of control. Although, a limited amount of stock options held by our named executive officers accelerates solely upon a change of control, we believe this “double trigger” requirement maximizes stockholder value because it prevents an unintended windfall to management in the event of a friendly or non-hostile change of control. Under this structure, unvested equity awards would continue to incentivize our executives to remain with us after a change of control, and therefore, the “double trigger” approach is more appropriate than a “single trigger” acceleration mechanism contingent only upon a change of control. The specifics of each named executive officer’s arrangements are described in further detail below under “Compensation — Potential payments upon termination or change of control.”

Compensation

Relationship of elements of compensation

Our compensation structure is primarily comprised of base salary, annual performance bonus and stock options. In setting executive compensation, the compensation committee considers the aggregate compensation payable to a named executive officer and the form of the compensation. The compensation committee seeks to achieve an appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

The compensation committee manages the expected impact of salary increases and performance bonuses by requiring that the size of any salary increases and bonuses be tied to the attainment of corporate and individual goals. For example, the size of each employee’s bonus is determined not only by individual performance, but also by whether we have met our corporate goals.

The compensation committee views the award of stock options as a primary long-term retention benefit. The compensation committee has made the award of stock options a significant component of total compensation and also ties the earning of these awards to long-term vesting schedules, generally four years. If an employee leaves our employ before the completion of the vesting period, then that employee would not receive any benefit from the non-vested portion of his award. We believe that this feature makes it more attractive to remain with us and these arrangements do not require substantial cash payments by us.

The compensation committee reviews from time to time the mix of the compensation elements for named executive officers against comparable companies in our industry. The size and mix of each element in a compensation package is based on the impact of the position on the company, market practice and overall corporate and individual performance relative to stated corporate goals. The level of incentive compensation typically increases in relation to a named executive officer’s responsibilities and ability to meet individual and corporate goals. The compensation committee believes that making a significant portion of a named executive officer’s compensation contingent on corporate performance more closely aligns the named executive officer’s interests with those of our stockholders.

The compensation committee may decide, as appropriate, to modify the mix of base salary, annual and long-term incentives to best fit a named executive officer’s specific circumstances or if required by competitive market conditions for attracting and retaining skilled personnel. For example, the compensation committee may make the decision to award more cash and not award stock options. The compensation committee may also decide to award additional stock options to a named executive officer if the total number of stock option grants received during an individual’s employment with us does not adequately reflect the executive’s current position. We believe that this discretion and flexibility allows the compensation committee to better achieve our compensation objectives.

Establishment of company and individual goals and annual performance evaluations

Corporate goals

Our compensation committee establishes our corporate goals at the beginning of each year and these goals are used to assess corporate performance for the year. The key strategic, corporate, financial and operational goals that may be identified by our compensation committee include:

➢	clinical diagnostic development;

➢	targeted biomarker development;

➢	commercialization of our diagnostic product candidates; and

➢	implementation of appropriate financing or business development strategies.

Compensation

Our corporate goals for 2009 were as follows:

➢	file a 510(k) premarket notification for our galectin-3 test for heart failure with the FDA;

➢	commercially launch our galectin-3 test for heart failure;

➢	partner with leading diagnostic laboratory instrument manufacturers;

➢	build a commercial organization to support our planned transition to a company offering products for sale; and

➢	hire key executive team members.

As we are in the process of transitioning into a commercial organization, we did not have any quantitative corporate goals for 2009.

Our corporate goals for 2010 are as follows:

➢	obtain 510(k) clearance of our galectin-3 test for heart failure from the FDA;

➢	execute a partner agreement with a national laboratory service provider;

➢	initiate development of the galectin-3 assay for two or more automated platforms;

➢	execute an additional galectin-3 development and commercialization agreement;

➢	initiate U.S. sales and marketing operations in accordance with commercial plans;

➢	complete validation studies for AMIPredict;

➢	ascertain clinical utility of LipidDx against the target product profile and pursue FDA pre-IDE; and

➢	ensure the company has sufficient capital to fund operations for the next twelve months.

Individual goals

At the beginning of each year, individual goals for our named executive officers are established by our President and Chief Executive Officer and individual goals for our President and Chief Executive Officer are established by the compensation committee. These goals represent significant milestones that must be met by each executive. Factors are identified and specified that will be used to measure success in reaching each goal. Objectives are established based on the executive’s principal areas of responsibility. For example, our scientific executives will have measurable objectives established for areas such as key research or scientific milestones.

The performance of our named executive officers in 2009 was evaluated against the 2009 individual goals listed below:

Pieter Muntendam, M.D., President and Chief Executive Officer — add key members to the executive team; lead the executive team in all aspects of devising, planning and executing corporate, financial and strategic business plans and objectives, research and development initiatives and commercialization activities; interface with the board of directors and existing and potential stockholders; and further our corporate growth.

Michael W. Rogers, Executive Vice President, Chief Financial Officer and Treasurer — prepare the company for the initial public offering process; be strategically involved in all financial transactions of the company; lead the five-year strategic planning process; and plan for year-end audit activities.

C. Douglas White, Executive Vice President and General Manager, Diagnostics — build our diagnostic organization and infrastructure; coordinate completion and management of corporate collaborations; lead the marketing, medical affairs, quality and regulatory teams; and manage the marketing and commercial operations budget.

Compensation

Neal F. Gordon, Ph.D., Senior Vice President, Biomarker Discovery — enhance our internal in vitro diagnostics product development group; continue to leverage our systems biology-based discovery platform; and expand our technology platform capabilities by developing new targeted measurement strategies for both proteins and lipid metabolites.

Aram Adourian, Ph.D., Vice President, Scientific Affairs — lead scientific assessment, experimental design and data evaluation aspects of our molecular diagnostics programs; continue to be strategically involved in our systems biology-based study planning and execution; contribute to scientific interface with external partners and regulatory entities; and coordinate intellectual property strategy.

We have not yet established the 2010 individual goals for our executive officers.

Evaluations

After the completion of each fiscal year, we evaluate individual and corporate performance against stated goals for the year. Consistent with our overall compensation philosophy, each executive undergoes an annual performance evaluation. This evaluation leads to a recommendation for annual salary increases, bonuses and equity awards, if any, which are then reviewed and approved by our compensation committee. The performance of our named executive officers is generally assessed by our President and Chief Executive Officer. In the case of our President and Chief Executive Officer, his performance is assessed primarily by the compensation committee. Our compensation committee evaluates the named executive officers’ and our overall corporate performance relative to the approved goals and determines the percentage of corporate goals achieved. For 2009, the compensation committee determined to reward the achievement of such goals through the payment of cash bonuses and stock option awards, as described in more detail below. Annual bonuses, as well as base salary increases and annual stock option awards, are granted within the discretion of the compensation committee and, to the extent granted, are implemented during the first calendar quarter of the year.

2009 compensation of named executive officers

Base salary

Based on the compensation survey data reviewed by the compensation committee described above under “— Determining and setting executive compensation,” in January 2009, the compensation committee determined that the base salary of our President and Chief Executive Officer of $275,000 was low within competitive market ranges and decided to increase his salary to $290,000 for 2009.

The initial annual base salaries for our other named executive officers were set by the compensation committee at $275,000 for Mr. Rogers, $275,000 for Mr. White, $225,000 for Dr. Gordon and $195,000 for Dr. Adourian, based on the data from the Radford Report.

In January 2010, the compensation committee conducted its annual management performance evaluation process for 2009. Following its assessment of company and individual performance and review of the data from the Radford Report, the compensation committee determined to maintain 2009 base salaries for our named executive officers for 2010.

Annual bonus awards earned in 2009

The amounts of annual bonus awards earned by each of our named executive officers for performance during 2009 were determined in January 2010 by the compensation committee. The compensation committee examined our operating and financial results and evaluated the performance of each named executive officer against the corporate goals and each named executive officer’s individual goals. Based on the subjective assessment of the company’s 2009 qualitative goals described above, the compensation

Compensation

committee determined that we achieved 70% of our corporate goals. We did not have any quantitative goals for 2009. The bonuses earned by our named executive officers in 2009 were paid in a combination of cash and fully-vested stock options as set forth in the table below.

Name	Cash bonus	Stock option award (shares)(1)
Pieter Muntendam, M.D.	$50,750	10,149
President and Chief Executive Officer

Michael W. Rogers	$12,000	2,399
Executive Vice President, Chief Financial Officer and Treasurer

C. Douglas White(2)	$30,000	2,422
Executive Vice President and General Manager, Diagnostics

Neal F. Gordon, Ph.D.	$19,688	3,937
Senior Vice President, Biomarker Discovery

Aram Adourian, Ph.D.	$24,375	4,874
Vice President, Scientific Affairs

(1)	The options to purchase shares of our common stock were fully vested, with exercise prices of $10.67 per share, the fair market value of our common stock on the date of grant, January 23, 2010.

(2)	Mr. White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010.

In setting the bonus award for performance in 2009 for our President and Chief Executive Officer, the compensation committee determined that Dr. Muntendam achieved 70% of his performance goals. His target bonus level for 2009 was 50% of his base salary in effect in 2009. Dr. Muntendam was paid $50,750 in cash and received a fully-vested option to purchase 10,149 shares of our common stock.

Our Chief Financial Officer’s employment agreement provided for a cash bonus in the minimum amount of $24,000 for 2009. Mr. Rogers elected to receive 50% of his bonus award in cash and 50% as a fully-vested stock option, and therefore, his bonus for 2009 consisted of $12,000 and an option to purchase 2,399 of our common stock.

In setting the bonus award for performance in 2009 for our Executive Vice President and General Manager, Diagnostics, the compensation committee determined that, in view of the regulatory delay in commercialization of galectin-3 in 2009, Mr. White achieved 50% of his performance goals. His target bonus level for 2009 was 35% of his pro-rated base salary in effect in 2009. Mr. White was paid $30,000 in cash, in accordance with his employment agreement, and received a fully-vested option to purchase 2,422 shares of our common stock.

In setting the bonus award for performance in 2009 for our Senior Vice President, Biomarker Discovery, the compensation committee determined that Dr. Gordon achieved 70% of his performance goals. His target bonus level for 2009 was 25% of his base salary in effect in 2009. Dr. Gordon was paid $19,688 in cash and received a fully-vested option to purchase 3,937 shares of our common stock.

In setting the bonus award for performance in 2009 for our Vice President, Scientific Affairs, the compensation committee determined that Dr. Adourian achieved 100% of his performance goals. His target bonus level for 2009 was 25% of his base salary in effect in 2009. Dr. Adourian was paid $24,375 in cash and received a fully-vested option to purchase 4,874 shares of our common stock.

Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid or accrued during the fiscal year ended December 31, 2009 to (1) our chief executive officer, who also acted in the capacity as principal financial officer during the fiscal year until June 2009, when we hired Michael Rogers to serve as our chief financial officer, (2) our chief financial officer, and (3) our three other highest paid executive officers. We refer to these officers as our named executive officers.

Name and principal position	Salary	Bonus(1)		Option awards(2)	Total
Pieter Muntendam, M.D.	$290,000	$50,750		$940,588	$1,281,338
President and Chief Executive Officer(3)

Michael W. Rogers(4)	96,667	24,000	(5)	1,324,476	1,445,143
Executive Vice President, Chief Financial Officer and Treasurer

C. Douglas White(6)	240,625	30,000		1,038,277	1,308,902
Executive Vice President and General Manager, Diagnostics

Neal F. Gordon, Ph.D.	225,000	19,688		454,450	699,138
Senior Vice President, Biomarker Discovery

Aram Adourian, Ph.D.	195,000	24,375		20,356	239,731
Vice President, Scientific Affairs

(1)	With the exception of Michael Rogers, represents only the cash portion of bonus paid for 2009 performance. See “Compensation discussion and analysis — 2009 compensation of named executive officers — Annual bonus awards earned in 2009” for stock option portion of bonus paid for 2009 performance.

(2)	The value of each of the option awards was computed in accordance with ASC Topic 718 without consideration of forfeitures. Valuation assumptions are described in the notes to financial statements appearing elsewhere in this prospectus. See our discussion of stock-based compensation under “Management’s discussion and analysis of financial condition and results of operations — Critical accounting policies and significant judgments and estimates — Stock-based compensation.” The incentive stock options generally have a 10-year term and the non-qualified stock options generally have an eight-year term and, in the aggregate, vest with respect to one-fourth of the shares of our common stock on the first anniversary of the grant date and quarterly thereafter until the fourth anniversary of the grant date as described below under “— Grants of plan-based awards table” and “— Outstanding equity awards at fiscal year-end.”

(3)	In addition to his roles as President and Chief Executive Officer, Dr. Muntendam acted in the capacity of principal financial officer in 2009 until June 2009.

(4)	Mr. Rogers joined us as our chief financial officer in June 2009.

(5)	For performance in 2009, Mr. Rogers received a bonus of $12,000 in cash and fully vested options to purchase 2,399 shares of our common stock at an exercise price of $10.67 per share on January 23, 2010.

(6)	Mr. White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010.

Compensation

GRANTS OF PLAN-BASED AWARDS TABLE

The following table presents information concerning grants of plan-based awards to our named executive officers during 2009.

Name and principal position	Grant date		All other option awards: number of securities underlying options		Per share exercise or base price of option or stock awards	Grant date fair value of stock and option awards(1)
Pieter Muntendam, M.D.	1/23/2009	(3)	49,125	(5)	$7.50	$222,199
President and Chief Executive Officer(2)	1/23/2009	(4)	172,159	(5)	7.50	718,389

Michael W. Rogers(6)	6/30/2009	(3)	13,332	(7)	7.50	63,703
Executive Vice President, Chief Financial Officer and Treasurer	6/30/2009	(4)	286,661	(7)	7.50	1,260,773

C. Douglas White(8)	4/7/2009	(3)	53,331	(9)	7.50	246,253
Executive Vice President and General Manager, Diagnostics	4/7/2009	(4)	186,663	(9)	7.50	792,024

Neal F. Gordon, Ph.D.	1/23/2009	(3)	46,560	(10)	7.50	210,603
Senior Vice President, Biomarker Discovery	1/23/2009	(4)	58,437	(10)	7.50	243,847

Aram Adourian, Ph.D.	1/23/2009	(3)	4,499	(11)	7.50	20,356
Vice President, Scientific Affairs

(1)	The value of option awards granted to our named executive officers was computed in accordance with ASC Topic 718 without consideration of forfeitures. See our discussion of stock-based compensation under “Management’s discussion and analysis of financial condition and results of operations — Critical accounting policies and significant judgments and estimates — Stock-based compensation.” Valuation assumptions are described in the notes to financial statements appearing elsewhere in this prospectus.

(2)	In addition to his roles as President and Chief Executive Officer, Dr. Muntendam acted in the capacity of principal financial officer in 2009 until June 2009.

(3)	Represents an incentive stock option with a term of 10 years.

(4)	Represents a non-qualified stock option with a term of eight years.

(5)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement and a non-qualified stock option agreement for an aggregate amount of 221,284 shares. In the aggregate, 25% of the total number of shares subject to these options vested on January 1, 2010 and the remainder vests 6.25% per quarter thereafter.

(6)	Mr. Rogers joined us as our chief financial officer in June 2009.

(7)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement and a non-qualified stock option agreement for an aggregate amount of 299,993 shares. In the aggregate, 25% of the total number of shares subject to these options vests on June 30, 2010 and the remainder vest 6.25% per quarter thereafter.

(8)	Mr. White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010.

footnotes continued on follwoing page

Compensation

(9)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement and a non-qualified stock option agreement for an aggregate amount of 239,994 shares. In the aggregate, 25% of the total number of shares subject to these options vested on February 16, 2010 and the remainder vests 6.25% per quarter thereafter.

(10)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement and a non-qualified stock option agreement for an aggregate amount of 104,997 shares. In the aggregate, 25% of the total number of shares subject to these options vested on January 1, 2010 and the remainder vests 6.25% per quarter thereafter.

(11)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement. 50% of the shares subject to these options vested on December 31, 2009 and the remainder will vest on December 31, 2010.

EMPLOYMENT ARRANGEMENTS WITH OUR NAMED EXECUTIVE OFFICERS

Pieter Muntendam, M.D. We entered into a letter agreement with Dr. Muntendam in December 2004. Dr. Muntendam’s annual base salary is currently $290,000. Pursuant to the letter agreement, Dr. Muntendam has the opportunity to earn an annual performance bonus of up to 50% of his salary, based on achievement of a series of personal and corporate objectives that our board of directors and Dr. Muntendam define annually, and is also eligible to receive annual stock option grants based on our corporate performance. When Dr. Muntendam joined us as our President and, at the time, Chief Operating Officer, he received an option to purchase 182,239 shares of our common stock at an exercise price of $0.90 per share, all of which shares have vested.

In December 2005, Dr. Muntendam began serving as our Chief Executive Officer and received an option to purchase 98,128 shares of our common stock at an exercise price of $0.90 per share, all of which shares have vested. In November 2006 and January 2009, Dr. Muntendam received additional options to purchase 140,183 and 221,284 shares of our common stock at exercise prices of $0.90 and $7.50 per share, respectively. Each of these option grants vests one year after the date of grant and the balance vests quarterly over three additional years. Dr. Muntendam’s letter agreement does not have a defined term.

As a condition of employment, Dr. Muntendam has entered into a non-competition and non-solicitation agreement pursuant to which he has agreed not to compete with us for a period of twelve months after the termination of his employment.

Dr. Muntendam is entitled to certain benefits in connection with a termination of his employment or a change of control discussed below under “—Potential payments upon termination or change of control.”

Michael W. Rogers. We entered into a letter agreement with Mr. Rogers, our Executive Vice President, Chief Financial Officer and Treasurer, on June 30, 2009. Mr. Rogers’ annual base salary is currently $275,000. Pursuant to his letter agreement, Mr. Rogers was guaranteed a minimum bonus payment of $24,000 for 2009 and has the opportunity to earn an annual performance bonus of up to 35% of his annual salary, based on the achievement of certain milestones that our board of directors and Dr. Muntendam define annually. For performance in 2009, Mr. Rogers received a bonus of $12,000 in cash and fully vested options to purchase 2,399 shares of our common stock at an exercise price of $10.67 per share on January 23, 2010. Upon commencement of his employment with us, Mr. Rogers received an option to purchase 299,993 shares of our common stock at an exercise price of $7.50 per share. One quarter of the option vested in June 2010 and the balance vests quarterly over three additional years. These options may be exercised immediately for shares of restricted stock, which are subject to a repurchase right by us that lapses on the same vesting schedule as the options. Mr. Rogers’ letter agreement does not have a defined term.

Compensation

As a condition of employment, Mr. Rogers has entered into a non-competition and non-solicitation agreement pursuant to which he has agreed not to compete with us for a period of twelve months after the termination of his employment.

Mr. Rogers is entitled to certain benefits in connection with a termination of his employment or a change of control discussed below under “—Potential payments upon termination or change of control.”

C. Douglas White. We entered into a letter agreement with Mr. White, our Executive Vice President and General Manager, Diagnostics, on February 16, 2009. Pursuant to his letter agreement, Mr. White was guaranteed a minimum bonus payment of $30,000 for 2009 and had the opportunity to earn an annual performance bonus of up to 35% of his annual salary, based on the achievement of certain milestones that our board of directors and Dr. Muntendam were to define annually. Upon commencement of his employment with us, Mr. White received an option to purchase 239,994 shares of our common stock at an exercise price of $7.50 per share. One quarter of the option vested in February 2010 and the balance vests quarterly over three additional years. Mr. White’s letter agreement did not have a defined term.

As a condition of employment, Mr. White entered into a non-competition and non-solicitation agreement pursuant to which he has agreed not to compete with us for a period of twelve months after the termination of his employment.

As of December 31, 2009, Mr. White was entitled to certain benefits in connection with a termination of his employment or a change of control discussed below under “—Potential payments upon termination or change of control.” Mr. White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010 and did not receive any severance payments.

Neal F. Gordon, Ph.D. We entered into a letter agreement with Dr. Gordon, our Senior Vice President, Biomarker Discovery, on January 1, 2009. Dr. Gordon’s annual base salary is currently $225,000. Pursuant to his letter agreement, Dr. Gordon has the opportunity to earn an annual performance bonus of up to 25% of his annual salary, based on the achievement of certain milestones that our board of directors and Dr. Muntendam define annually. Upon commencement of his employment with us, Dr. Gordon received an option to purchase 104,997 shares of our common stock at an exercise price of $7.50 per share. One quarter of the option vested in January 2010 and the balance vests quarterly over three additional years. Dr. Gordon’s letter agreement does not have a defined term.

As a condition of employment, Dr. Gordon has entered into a non-competition and non-solicitation agreement pursuant to which he has agreed not to compete with us for a period of twelve months after the termination of his employment.

Dr. Gordon is entitled to certain benefits in connection with a termination of his employment or a change of control discussed below under “—Potential payments upon termination or change of control.”

Aram Adourian, Ph.D. As a condition of his employment, Dr. Adourian has entered into a non-competition and non-solicitation agreement pursuant to which he has agreed not to compete with us for a period of twelve months after the termination of his employment.

Dr. Adourian is entitled to certain benefits in connection with a termination of his employment or a change of control discussed below under “—Potential payments upon termination or change of control.”

CONFIDENTIAL INFORMATION AND ASSIGNMENT OF INVENTIONS AGREEMENTS

Each of our named executive officers has also entered into a standard form agreement with respect to confidential information and assignment of inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received

Compensation

during the course of employment and to assign to us any inventions conceived or developed during the course of employment.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table presents the outstanding equity awards held by each of the named executive officers as of December 31, 2009.

Name and principal position	Number of securities underlying unexercised options exercisable		Number of securities underlying unexercised options unexercisable		Option exercise price	Option expiration date
Pieter Muntendam, M.D.	182,239		—		$0.90	December 16, 2014
President and Chief Executive Officer(1)	98,128		—		0.90	December 8, 2015
	105,137	(2)	35,046	(2)	0.90	November 28, 2016
	—		172,159	(3)	7.50	January 23, 2017	(4)
	—		49,125	(3)	7.50	January 23, 2019	(5)

Michael W. Rogers	—		286,661	(7)	7.50	June 30, 2017	(4)
Executive Vice President, Chief Financial Officer and Treasurer(6)	—		13,332	(8)	7.50	June 30, 2019	(5)

C. Douglas White(7)	—		186,663	(9)	7.50	April 7, 2017	(4)
Executive Vice President and General Manager, Diagnostics	—		53,331	(9)	7.50	April 7, 2019	(5)

Neal F. Gordon, Ph.D.	—		58,437	(10)	7.50	January 23, 2017	(4)
Senior Vice President, Biomarker Discovery	—		46,560	(10)	7.50	January 23, 2019	(5)

Aram Adourian, Ph.D.	7,009		—		0.90	April 26, 2012
Vice President, Scientific Affairs	28,036		—		0.90	April 15, 2014
	42,054		—		0.90	December 8, 2015
	18,900	(11)	24,299	(11)	7.50	December 16, 2018
	2,250	(12)	2,249	(12)	7.50	January 23, 2019

(1)	In addition to his roles as President and Chief Executive Officer, Dr. Muntendam acted in the capacity of principal financial officer until June 2009.

(2)	25% of the total number of shares subject to the option vested on November 28, 2006 and the remainder vests 6.25% per quarter thereafter.

(3)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement and a non-qualified stock option agreement for an aggregate amount of 221,284 shares. In the aggregate, 25% of the total number of shares subject to these options vested on January 1, 2010 and the remainder vests 6.25% per quarter thereafter.

(4)	Represents a non-qualified stock option.

(5)	Represents an incentive stock option.

(6)	Mr. Rogers joined us as our chief financial officer in June 2009.

(7)	Mr. White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010.

(8)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement and a non-qualified stock option agreement for an aggregate amount of 299,993 shares.

footnotes continued on follwoing page

Compensation

In the aggregate, 25% of the total number of shares subject to these options vest on June 30, 2010 and the remainder vests 6.25% per quarter thereafter.

(9)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement and a non-qualified stock option agreement for an aggregate amount of 239,994 shares. In the aggregate, 25% of the total number of shares subject to these options vested on February 16, 2010 and the remainder vests 6.25% per quarter thereafter.

(10)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement and a non-qualified stock option agreement for an aggregate amount of 104,997 shares. In the aggregate, 25% of the total number of shares subject to these options vested on January 1, 2010 and the remainder vests 6.25% per quarter thereafter.

(11)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement. 25% of the total number of shares subject to these options vested on February 19, 2009 and the remainder vests 6.25% per quarter thereafter.

(12)	Represents shares issuable upon exercise of options granted pursuant to an incentive stock option agreement. 50% of the shares subject to these options vested on December 31, 2009 and the remainder will vest on December 31, 2010.

OPTION EXERCISES AND STOCK VESTED AT FISCAL YEAR END

There were no options exercised by any of the named executive officers during 2009.

PENSION BENEFITS

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

NON-QUALIFIED DEFERRED COMPENSATION

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

SEVERANCE BENEFITS AND CHANGE OF CONTROL ARRANGEMENTS

We have agreed to provide severance benefits and change of control arrangements to our current executives, as described below.

Pieter Muntendam, M.D. Pursuant to the terms of Dr. Muntendam’s letter agreement, should we terminate Dr. Muntendam’s employment without cause, and conditioned upon his execution of a separation agreement which contains, among other things, a general release of claims, Dr. Muntendam will receive severance pay equivalent to six months of his annual base salary.

We also have entered into an amended and restated change of control cash severance agreement with Dr. Muntendam. If Dr. Muntendam is not offered comparable employment with the successor upon a change of control, or he begins employment with the successor, but resigns for good reason or is terminated without cause within twelve months following the change of control, then Dr. Muntendam has the right to receive a severance payment in an amount equal to twelve months of base salary then in effect, one-half of which is payable within thirty days following the triggering event and the balance upon the earlier of twelve months following the triggering event or his death. Dr. Muntendam also has the right to continuation of benefits then in effect for a period of twelve months following the triggering event.

Compensation

Further, pursuant to the terms of certain of Dr. Muntendam’s option agreements, if Dr. Muntendam is terminated without cause upon a change of control, 50% of the unvested options subject to the option agreement will accelerate in full. Additionally, pursuant to the terms of certain other option agreements, upon a change of control, the unvested options subject to the option agreement will accelerate by nine months.

Michael W. Rogers. Pursuant to the terms of Mr. Rogers’ letter agreement, should we terminate Mr. Rogers’ employment without cause, and conditioned upon his execution of a separation agreement which contains, among other things, a full and general release of claims, Mr. Rogers will receive severance pay equivalent to nine months of his annual base salary and, if we are subject to the Consolidated Omnibus Budge Reconciliation Act, or COBRA, nine months of COBRA premiums at our normal rate of contribution for employees. If, within one year following a change of control, Mr. Rogers is (i) terminated without cause or (ii) not offered a comparable position prior to such change of control that includes a compensation and benefits package substantially similar to that provided in Mr. Rogers’ letter agreement with us, and conditioned upon his execution of a separation agreement which contains, among other things, a full and general release of claims, Mr. Rogers will receive severance pay equivalent to twelve months of his annual base salary and, if we are subject to COBRA, twelve months of COBRA premiums at our normal rate of contribution for employees.

Further, pursuant to the terms of Mr. Rogers’ letter agreement, upon a change of control, 50% of Mr. Rogers’ unvested options shall become immediately vested and exercisable, and if within one year following such change of control, Mr. Rogers is terminated without cause or there is a material adverse change in his authority, job duties or responsibilities, all unvested options shall become immediately vested and exercisable. Additionally, pursuant to the terms of Mr. Rogers’ option agreement, upon a change of control, Mr. Rogers’ unvested options will accelerate by nine months.

C. Douglas White. Pursuant to the terms of Mr. White’s letter agreement in effect as of December 31, 2009, should we have terminated Mr. White’s employment without cause, and conditioned upon his execution of a separation agreement which contained, among other things, a full and general release of claims, Mr. White would have received severance pay equivalent to six months of his annual base salary and, if we were subject to COBRA, six months of COBRA premiums at our normal rate of contribution for employees. If, within one year following a change of control, Mr. White was (i) terminated without cause, (ii) assigned employment responsibilities which were not of comparable responsibility and status as Mr. White’s employment responsibilities prior to such change of control or (iii) required to relocate a distance that is more than 50 miles from his principal place of business prior to such change of control, and conditioned upon his execution of a separation agreement which contained, among other things, a full and general release of claims, Mr. White would have received severance pay equivalent to nine months of his annual base salary and, if we were subject to COBRA, nine months of COBRA premiums at our normal rate of contribution for employees.

As of December 31, 2009, we also had entered into a change of control cash severance agreement with Mr. White. If Mr. White was not offered comparable employment with the successor upon a change of control, or he began employment with the successor, but resigned for good reason or was terminated without cause within twelve months following the change of control, then Mr. White would have had the right to receive a severance payment in an amount equal to nine months of base salary then in effect, one-half of which would have been payable within thirty days following the triggering event and the balance upon the earlier of six months following the triggering event or his death. Mr. White also would have had the right to continuation of benefits then in effect for a period of nine months following the triggering event.

Further, pursuant to the terms of Mr. White’s letter agreement in effect as of December 31, 2009, upon a change of control, 50% of Mr. White’s unvested options would have become immediately vested and

Compensation

exercisable, and if within one year following such change of control, Mr. White was terminated without cause or there was a material adverse change in his authority, job duties or responsibilities, all unvested options would have become immediately vested and exercisable. Additionally, pursuant to the terms of Mr. White’s option agreements, upon a change of control, Mr. White’s unvested options would have accelerated by nine months.

Mr. White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010 and did not receive any severance payments.

Neal F. Gordon, Ph.D. Pursuant to the terms of Dr. Gordon’s letter agreement, should we terminate Dr. Gordon’s employment without cause, and conditioned upon his execution of a separation agreement which contains, among other things, a general release of claims, Dr. Gordon will receive severance pay equivalent to six months of his annual base salary and six months of health benefit continuation at the time of such termination.

We also have entered into a change of control cash severance agreement with Dr. Gordon. If Dr. Gordon is not offered comparable employment with the successor upon a change of control, or he begins employment with the successor, but resigns for good reason or is terminated without cause within six months following the change of control, then Dr. Gordon has the right to receive a severance payment in an amount equal to six months of base salary then in effect, one-half of which is payable within thirty days following the triggering event and the balance upon the earlier of six months following the triggering event or his death. Dr. Gordon also has the right to continuation of benefits then in effect for a period of six months following the triggering event.

Further, pursuant to the terms of Dr. Gordon’s letter agreement, upon a change of control, all unvested options shall become immediately vested and exercisable.

Aram Adourian, Ph.D. We have entered into an amended and restated change of control cash severance agreement with Dr. Adourian. If Dr. Adourian is not offered comparable employment with the successor upon a change of control, or he begins employment with the successor but resigns for good reason or is terminated without cause within twelve months following the change of control, then Dr. Adourian has the right to receive a severance payment in an amount equal to six months of base salary then in effect, one-half of which is payable within thirty days following the triggering event and the balance upon the earlier of six months following the triggering event or his death. Dr. Adourian also has the right to continuation of benefits then in effect for a period of six months following the triggering event.

Each executive is bound by non-disclosure, inventions transfer, non-solicitation and non-competition covenants that prohibit the executive from competing with us during the term of his or her employment and for twelve months after termination of employment. We believe that the severance and change of control packages for our executive officers are consistent with severance and change of control packages offered to executive officers of comparable companies as represented by compensation data we have reviewed.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following tables set forth, as of December 31, 2009, the quantitative estimates of the benefits that would have accrued to each of our named executive officers in the event of their termination under certain circumstances or as a result of a change of control.

Compensation

Pieter Muntendam, M.D., president and chief executive officer

Executive benefits and payments upon termination or change of control	Termination by the company without cause	Termination by the company without cause or by executive for good reason following change of control		Occurrence of a change of control without termination
Base salary	$145,000	$290,000		N/A
Acceleration of vesting of equity	N/A		(1)		(1)
Number of stock options and value upon termination(2)	N/A	111,270 shares		111,270 shares
		$		$
Post-term benefits	N/A	$16,987		N/A
Total:	$145,000	$		$

(1)	50% of the unvested options granted to Dr. Muntendam on November 28, 2006 will vest upon a change of control and options granted to Dr. Muntendam on January 23, 2009 will accelerate by nine months upon a change of control.

(2)	Calculated based on an assumed initial public offering price of $ per share, the mid-point of the price range on the cover page of this prospectus, less the applicable per share exercise price.

Michael W. Rogers, executive vice president, chief financial officer and treasurer

Executive benefits and payments upon termination or change of control	Termination by the company without cause	Termination by the company without cause following change of control	Executive not offered comparable position following change of control	Occurrence of a change of control without termination or material adverse change in duties	Occurrence of a change of control with material adverse change in duties
Base salary	$206,250	$275,000	$275,000	N/A	N/A
Acceleration of vesting of equity	N/A	100% of	Nine months	Nine months	100% of
		unvested options	acceleration and 50% of unvested options	acceleration and 50% of unvested options	unvested options
Number of stock options and value upon termination(1)	N/A	299,993 shares	196,870 shares	196,870 shares	299,993 shares
		$	$	$	$
Post-term benefits	$12,741	$16,987	$16,987	N/A	N/A
Total:	$218,991	$	$	$	$

(1)	Calculated based on an assumed initial public offering price of $ per share, the mid-point of the price range on the cover page of this prospectus, less the applicable per share exercise price.

Compensation

C. Douglas White, executive vice president and general manager, diagnostics(1)

Executive benefits and payments upon termination or change of control	Termination by the company without cause	Termination by the company without cause or by executive with good reason or executive not offered comparable position following change of control	Executive not offered comparable position or relocated following change of control	Occurrence of a change of control without termination or material adverse change in duties	Occurrence of a change of control with material adverse change in duties
Base salary	$137,500	$275,000	$206,250	N/A	N/A
Acceleration of vesting of equity	N/A	100% of unvested options	Nine months acceleration and 50% of unvested options	Nine months acceleration and 50% of unvested options	100% of unvested options
Number of stock options and value upon termination(2)	N/A	239,994 shares $	164,996 shares $	164,996 shares $	239,994 shares $
Post-term benefits	$8,494	$16,987	$12,741	N/A	N/A
Total:	$145,994	$	$	$	$

(1)	Mr. White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010.

(2)	Calculated based on an assumed initial public offering price of $ per share, the mid-point of the price range on the cover page of this prospectus, less the applicable per share exercise price.

Neal F. Gordon, Ph.D., senior vice president, biomarker discovery

Executive benefits and payments upon termination or change of control	Termination by the company without cause	Termination by executive with good reason or executive not offered comparable position following change of control	Occurrence of a change of control without termination or material adverse change in duties
Base salary	$112,500	$112,500	N/A
Acceleration of vesting of equity	N/A	100% of unvested options	100% of unvested options
Number of stock options and value upon termination(1)	N/A	104,997 shares $	104,997 shares $
Post-term benefits	$8,494	$8,494	N/A
Total:	$120,994	$	$

(1)	Calculated based on an assumed initial public offering price of $ per share, the mid-point of the price range on the cover page of this prospectus, less the applicable per share exercise price.

Compensation

Aram Adourian, Ph.D., vice president, scientific affairs

Executive benefits and payments upon termination or change of control	Termination by the company without cause or by executive with good reason or executive not offered comparable position following change of control	Occurrence of a change of control without termination or material adverse change in duties
Base salary	$97,500	N/A
Acceleration of vesting of equity	Nine months acceleration of unvested options	Nine months acceleration of unvested options
Number of stock options and value upon termination(1)	8,100 shares	8,100 shares
	$	$
Post-term benefits	$6,506	N/A
Total:	$	$

(1)	Calculated based on an assumed initial public offering price of $ per share, the mid-point of the price range on the cover page of this prospectus, less the applicable per share exercise price.

COMPENSATION OF DIRECTORS

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2009 to each of our non-employee directors who served during the year.

Name	Fees earned or paid in cash	Option awards(1)	All other compensation	Total
Noubar B. Afeyan, Ph.D.	—	—	—	—
Harrison M. Bains	—	$101,829	—	$101,829
Joseph Davie, M.D., Ph.D.(2)	—	18,558	—	18,558
Timothy Harris, Ph.D., D.Sc.	—	101,829	—	101,829
Stelios Papadopoulos, Ph.D.	—	—	—	—
Pieter van der Meer, M.Sc.	—	—	—	—

(1)	The value of each of the option awards was computed in accordance with ASC Topic 718 without consideration of forfeitures. Valuation assumptions are described in the notes to financial statements appearing elsewhere in this prospectus. See our discussion of stock-based compensation under “Management’s discussion and analysis of financial condition and results of operations — Critical accounting policies and significant judgments and estimates — Stock-based compensation.” The options generally have an eight-year term and vest with respect to one-fourth of the shares of our common stock on the first anniversary of the grant date and quarterly thereafter until the fourth anniversary of the grant date.

(2)	Dr. Davie resigned from our board of directors effective December 30, 2009.

In January 2010, Stéphane Bancel was elected as a member of our board of directors. In connection with Mr. Bancel’s agreement to serve on our board of directors, we granted him an option to purchase 32,410 shares of our common stock at an exercise price of $10.67.

In recent years we have not had a policy in place, nor have we paid any compensation to our non-employee directors for serving on our board of directors other than as set forth above or for reimbursement of reasonable out-of-pocket expenses incurred for attending meetings of our board of directors or any committees thereof.

Compensation

In June 2010, our board of directors adopted the Non-Employee Director Compensation Policy that will become effective following the completion of this offering. The policy is designed to ensure that the compensation aligns the directors’ interests with the long-term interests of the stockholders, that the structure of the compensation is simple, transparent and easy for stockholders to understand and that our directors are fairly compensated. Directors who are also our employees, such as Dr. Muntendam, will not receive additional compensation for their services as directors.

Under the policy, upon initial election or appointment to the board of directors, new non-employee directors receive a non-qualified stock option to purchase 8,410 shares of our common stock at an exercise price equal to the fair market value on the date of grant that vests one year from the date of grant. Each year of a non-employee director’s tenure, the director will receive a non-qualified stock option to purchase 4,205 shares of our common stock at an exercise price equal to the fair market value on the date of grant that vests one year from the date of grant. The options become fully vested and exercisable upon a change of control.

In addition, each non-employee director will be paid an annual retainer of $20,000, or $40,000 in the case of the chairperson, for their services. Committee members will receive additional annual retainers as follows:

Committee	Chairman	Member
Audit Committee	$10,000	$3,000
Compensation Committee	5,000	3,000
Nominating and Governance Committee	5,000	3,000

EQUITY INCENTIVE PLANS

2001 stock option and incentive plan

Our 2001 Stock Plan was adopted by our board of directors in June 2001 and approved by our stockholders in March 2002. As of September 30, 2010, there were 3,112,927 shares of our common stock authorized for issuance under the 2001 Stock Plan, as amended.

The purpose of the 2001 Stock Plan is to provide stock options and other equity awards to our employees, officers, directors, consultants and advisors. The 2001 Stock Plan is administered by our board of directors and the compensation committee, which has the discretion to delegate to one or more of our executive officers the power to grant stock based awards up to a maximum number of shares allocable to any one grantee. Under the 2001 Stock Plan, the board of directors or its delegate may grant incentive stock options, non-qualified stock options, restricted stock awards and other stock based awards and may set the terms of these awards, including the vesting schedule, exercise price and the duration of the exercise period of options and the terms of repurchase provisions of restricted stock. As of September 30, 2010, there were outstanding options to purchase 2,442,662 shares of our common stock under the 2001 Stock Plan and 521,098 shares of our common stock available for future grant. Our board of directors approved the termination of the 2001 Stock Plan to take effect upon the completion of this offering, after which time no additional options will be granted under the 2001 Stock Plan, but options previously granted under the 2001 Stock Plan will continue to be governed by the terms of the plan.

2010 employee, director and consultant stock plan

In August 2010, our board of directors approved the 2010 Employee, Director and Consultant Stock Plan, or the 2010 Stock Plan, which will become effective upon completion of this offering. Our stockholders approved the 2010 Stock Plan in November 2010. The 2010 Stock Plan will expire in August 2020. Under our 2010 Stock Plan, we may grant incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock based awards. There will be 1,199,976 shares of our common stock authorized for issuance under the 2010 Stock Plan.

Compensation

In addition, the 2010 Stock Plan contains an “evergreen” provision, which allows for an annual increase in the number of shares of our common stock available for issuance under the plan on the first day of each fiscal year during the period beginning in fiscal year 2012. The annual increase in the number of shares shall be equal to the lowest of:

➢	449,991 shares of our common stock;

➢	5% of the number of shares of our common stock outstanding as of such date; and

➢	an amount determined by our board of directors or compensation committee.

The board of directors has authorized our compensation committee to administer the 2010 Stock Plan. In accordance with the provisions of the plan, the compensation committee will determine the terms of options and other awards. The compensation committee or the independent members of our board of directors will determine:

➢	which employees, directors and consultants shall be granted options and other awards;

➢	the number of shares of our common stock subject to options and other awards;

➢	the exercise price of each option, which generally shall not be less than fair market value on the date of grant;

➢	the schedule upon which options become exercisable;

➢	the termination or cancellation provisions applicable to options;

➢	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

➢	all other terms and conditions upon which each award may be granted in accordance with our plan.

No participant may receive awards for more than 1,000,000 shares of our common stock in any fiscal year.

In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of our plan.

Upon a merger, consolidation or sale of all or substantially all of our assets, our board of directors or any committee to which the board of directors delegates authority, or the board of directors of any corporation assuming our obligations, may, in its sole discretion, take any one or more of the following actions pursuant to our plan, as to some or all outstanding awards:

➢

provide that outstanding options will be substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction;

➢

provide that the outstanding options must be exercised within a certain number of days, either to the extent the options are then exercisable, or at our board of directors’ discretion, any such options being made partially or fully exercisable;

➢

terminate outstanding options in exchange for payment of an amount equal to the difference between (a) the consideration payable upon consummation of the corporate transaction to a holder of the number of shares into which such option would have been exercisable to the extent then exercisable (or, in our board of directors’ discretion, any such options being made partially or fully exercisable) and (b) the aggregate exercise price of those options;

Compensation

➢

provide that outstanding stock grants will be substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction; and

➢

terminate outstanding stock grants in exchange for payment of any amount equal to the consideration payable upon consummation of the corporate transaction to a holder of the same number of shares comprising the stock grant, to the extent the stock grant is no longer subject to any forfeiture or repurchase rights (or, at our board of directors’ discretion, all forfeiture and repurchase rights being waived upon the corporate transaction).

2010 employee stock purchase plan

In August 2010, our board of directors approved the 2010 Employee Stock Purchase Plan and our stockholders approved the plan in November 2010. The plan will become effective upon the closing of this offering. The plan provides our employees with an opportunity to purchase our common stock. There will be 119,997 shares of our common stock reserved for issuance under the plan. In addition, the plan contains an “evergreen provision” which allows for an increase on the first day of each fiscal year beginning with fiscal year 2012. The increase in the number of shares shall be equal to the lesser of:

➢	44,999 shares;

➢	0.5% of the shares of our common stock outstanding on the last day of the immediately preceding fiscal year; or

➢	such lesser number of shares as determined by our board of directors.

The plan will be implemented as a series of offering periods, with new offering periods commencing on January 2 and July 1 of each year or the first business day thereafter. The initial offering period will commence on January 2, 2011 and will end on June 30, 2011, unless otherwise determined by our board of directors.

Any person who has been employed as an employee as of the commencement of a given offering period shall be eligible to participate in such offering period under the plan; provided that no employee will be granted an option under the plan:

➢

if, immediately after the grant, such employee would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of our stock or of any of our subsidiaries;

➢

which permits such employee’s rights to purchase stock under all of our or our subsidiaries’ employee stock purchase plans to accrue at a rate which exceeds $25,000 of fair market value of such stock as defined in the plan for each calendar year in which such option is outstanding at any time; or

➢	to purchase more than 5,000 shares of common stock in any one offering period.

Our compensation committee will supervise and administer the plan and will have full power to adopt, amend and rescind any rules under the plan, to construe, interpret and otherwise administer the plan.

Each employee will have the option to elect to have payroll deductions made on each pay date during the offering period in an amount not less than 1% and not more than 10% of such participant’s compensation on each such pay date; provided that the aggregate of such payroll deductions during the offering period will not exceed 10% of the participant’s aggregate compensation during a particular offering period. Upon commencement of each offering period, each eligible participating employee will be granted an option to purchase on the exercise date of the offering period, a number of shares of common stock determined by dividing the particular employee’s contributions accumulated prior to that

Compensation

exercise date and retained in the participant’s account by the applicable exercise price. The exercise price will be an amount equal to 85% of the fair market value of the common stock on the first business day of the offering period or the last business day of the offering period, whichever is lower.

Unless a participant withdraws from the plan, his or her option for the purchase of shares will be exercised automatically on the exercise date of the offering period, and the maximum number of full shares subject to the option will be purchased for the participant at the applicable exercise price with the accumulated contributions in his or her account. In addition, each participant will have the option of decreasing, but not increasing, the rate of his or her contributions once during the offering period.

A participant may choose to withdraw all, but not less than all, the contributions credited to his or her account under the plan at any time prior to the exercise date of the current offering period by providing us with written notice. A participant’s withdrawal from an offering period will not have any effect upon his or her eligibility to participate in a succeeding offering.

In the event of our proposed dissolution or liquidation, an offering period then in progress will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by our board of directors. In the event of a proposed sale of all or substantially all of our assets or our merger, consolidation or other capital reorganization with or into another corporation, the successor corporation will assume each option outstanding under the plan or offer an equivalent substitution, unless our board of directors determines to shorten the offering period then in progress by setting a new exercise date, in lieu of such assumption or substitution.

Our board of directors has the authority to make any adjustments to the number of shares reserved for the plan or to the price per share of common stock covered by outstanding options, as may be necessary, in the event of a merger or consolidation, or a reorganization, recapitalization, rights offering or other increase or reduction of shares of our outstanding common stock.

Our board of directors may at any time terminate or amend the plan. The plan will terminate 10 years after its effective date.

Pension plan and other benefits

We have a defined contribution retirement plan in which all employees are eligible to participate. Our plan is intended to qualify under Section 401(k) of the Internal Revenue Code so that contributions by employees and by us to our plan and income earned on plan contributions are not taxable to employees until withdrawn or distributed from the plan, and so that contributions, including employee salary deferral contributions, will be deductible by us when made. We do not currently provide matching contributions under this plan but may choose to do so in the future. We also contribute to medical, disability and other standard insurance for our employees. Our non-employee directors do not receive pension, retirement or similar benefits from us. We have in the past provided our employees severance payments for involuntary termination in an amount equal to two weeks per year of service, not to exceed 10 weeks, and expect to continue this practice in the future.

Principal stockholders

The following table presents information about the beneficial ownership of our common stock as of November 5, 2010, and as adjusted to reflect the shares offered by this prospectus, by:

➢	each existing stockholder we know to beneficially own 5% or more of our common stock, which we call our principal stockholders;

➢	each of our directors;

➢	each of our named executive officers; and

➢	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days following November 5, 2010, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The percentage of shares owned before the offering is based on 12,536,480 shares of our common stock outstanding as of November 5, 2010, which gives effect to the automatic conversion of all shares of our convertible preferred stock outstanding at November 5, 2010 into an aggregate of 9,541,931 shares of our common stock effective immediately prior to the completion of this offering. The percentage of shares owned after the offering is based on              shares of our common stock to be outstanding after the offering, which includes              shares of our common stock to be issued upon the automatic net exercise of a warrant to purchase 14,018 shares of common stock upon the completion of this offering and the issuance of              shares of our common stock upon the automatic conversion of $6.0 million in principal amount of the outstanding bridge notes upon the completion of this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range on the cover page of this prospectus.

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of bridge notes to certain of our principal stockholders. We issued $4.0 million of the bridge notes as of September 30, 2010 and the balance of $2.0 million in November 2010. Of the total amount, $1,999,800 of bridge notes have been issued to eight entities affiliated with Flagship, $1,000,200 of bridge notes have been issued to Gilde, $499,800 of bridge notes have been issued to Humana, $250,200 of bridge notes have been issued to Dr. Papadopoulos and $750,000 of bridge notes have been issued to each of Legg Mason, GE and SMALLCAP. Interest on the bridge notes accrues at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon, is payable at any time upon the earlier of demand by holders of 66 2/3% of the aggregate principal amount outstanding under the notes, acceleration due to an event of default, a liquidation event or March 29, 2011, and if not repaid, will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price. Assuming an initial public offering price of $             per share, which is the mid-point of the price range on the cover page of this prospectus, the $6.0 million in principal amount of the outstanding bridge notes will convert into approximately             shares of our common stock. In connection with the bridge note financing, we issued warrants to purchase 415,347 shares of our common stock. The warrants will be exercisable at an exercise price of $0.02 per share. The warrants become exercisable upon the earlier of the closing of this offering or another qualified financing, the occurrence of a liquidation event or March 30, 2011, and are exercisable for 10 years from the date of issuance, and are reflected in the table below.

Principal stockholders

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders.

		Percentage of shares beneficially owned
Beneficial owner(1)	Number of shares beneficially owned	Before offering	After offering
Principal Stockholders
Entities affiliated with Flagship Ventures(2)	5,877,359	44.9%
General Electric Pension Trust(3)	974,979	7.7
Gilde Europe Food & Agribusiness Fund B.V.(4)	1,873,314	14.6
Humana Inc.(5)	675,548	5.4
Koninklijke Philips Electronics N.V.(6)	693,980	5.5
Legg Mason Capital Management Special Investment Trust, Inc.(7)	974,979	7.7
SMALLCAP World Fund, Inc.(8)	974,979	7.7

Directors
Noubar Afeyan, Ph.D.(9)	5,877,359	44.9
Harrison M. Bains(10)	16,357	*
Stéphane Bancel(11)	8,102	*
Timothy Harris, Ph.D., D.Sc.(12)	16,357	*
Stelios Papadopoulos, Ph.D.(13)	825,884	6.3
Pieter van der Meer, M.Sc(14)	1,873,314	14.6

Named Executive Officers
Pieter Muntendam, M.D.(15)	553,823	4.2
Michael W. Rogers(16)	114,895	*
C. Douglas White(17)	—	*
Neal Gordon, Ph.D.(18)	56,435	*
Aram Adourian, Ph.D.(19)	137,198	1.1%

All Directors and Current Executive Officers as a group (12 persons)(20)	9,607,864	64.4%

*	Less than 1%

(1)	Except as set forth below, the address of all directors, executive officers and stockholders is c/o BG Medicine, Inc., 610 Lincoln Street North, Waltham, Massachusetts 02451.

(2)

Consists of 2,029,865 shares and warrants to purchase 51,240 shares of common stock that will be exercisable upon completion of this offering held by NewcoGen Group LLC; 125,725 shares, warrants to purchase 22,547 shares of common stock that are immediately exercisable held by AGTC Advisors Fund, L.P.; 2,079,975 shares, warrants to purchase 373,104 shares of common stock that are immediately exercisable and warrants to purchase 18 shares of common stock that will be exercisable upon completion of this offering held by Applied Genomic Technology Capital Fund, L.P.; 410,903 shares, warrants to purchase 18,009 shares of common stock that are immediately exercisable and warrants to purchase 36,546 shares of common stock that will be exercisable upon completion of this offering held by NewcoGen Equity Investors LLC; 223,746 shares, warrants to purchase 2,353 shares of common stock that are immediately exercisable and warrants to purchase 19,266 shares of common stock that will be exercisable upon completion of footnotes continued on follwoing page

Principal stockholders

this offering held by NewcoGen-Elan LLC; 59,522 shares, warrants to purchase 1,348 shares of common stock that are immediately exercisable and warrants to purchase 5,184 shares of common stock that will be exercisable upon completion of this offering held by NewcoGen-Long Reign Holding LLC; 241,407 shares, warrants to purchase 5,077 shares of common stock that are immediately exercisable and warrants to purchase 21,003 shares of common stock that will be exercisable upon completion of this offering held by NewcoGen-PE LLC; 4,232 shares held by OneLiberty Advisors Fund 2000 L.P; 80,424 shares held by OneLiberty Ventures 2000 L.P.; and 59,386 shares, warrants to purchase 1,310 shares of common stock that are immediately exercisable and warrants to purchase 5,169 shares of common stock that will be exercisable upon completion of this offering held by ST NewcoGen LLC. Percentage of shares beneficially owned after the offering includes             shares of common stock issuable to NewcoGen Group LLC,             shares of common stock issuable to AGTC Advisors Fund, L.P.,             shares of common stock issuable to Applied Genomic Technology Capital Fund, L.P.,             shares of common stock issuable to NewcoGen Equity Investors LLC,             shares of common stock issuable to NewcoGen-Elan LLC,             shares of common stock issuable to NewcoGen-Long Reign Holding LLC,             shares of common stock issuable to NewcoGen-PE LLC and             shares of common stock issuable to ST NewcoGen LLC, upon the automatic conversion at the closing of this offering of the bridge notes issued to such entities, as described above, assuming an initial public offering price of $            per share, which is the midpoint of the price range on the cover page of this prospectus. Noubar B. Afeyan, Ph.D., one of our directors, is managing partner of Flagship Ventures and may be deemed to share voting and investment power with respect to all shares held by Flagship Ventures. Dr. Afeyan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. The address for all of the Flagship entities is One Memorial Drive, 7th Floor, Cambridge, Massachusetts 02140.

(3)	Consists of 923,058 shares and warrants to purchase 51,921 shares of common stock that will be exercisable upon completion of this offering. Percentage of shares beneficially owned after the offering includes shares of common stock issuable to the stockholder upon the automatic conversion at the closing of this offering of the bridge notes issued to the stockholder, as described above, assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus. General Electric Pension Trust is an employee benefit plan trust for the benefit of the employees and retirees of General Electric Company and its subsidiaries. GE Asset Management Incorporated is a registered investment adviser and acts as Investment Manager for the Trust. GE Asset Management may be deemed to beneficially share ownership of the shares owned by the Trust, but has no pecuniary interest in such shares. GE expressly disclaims beneficial ownership of all shares owned by the Trust. General Electric Pension Trust’s address is c/o GE Asset Management Incorporated, 3001 Summer Street, Stamford, Connecticut 06905.

(4)

Consists of 1,541,125 shares, warrants to purchase 262,949 shares of common stock that are currently exercisable and warrants to purchase 69,240 shares of common stock that will be exercisable upon completion of this offering. Percentage of shares beneficially owned after the offering includes             shares of common stock issuable to the stockholder upon the automatic conversion at the closing of this offering of the bridge notes issued to the stockholder, as described above, assuming an initial public offering price of $            per share, which is the midpoint of the price range on the cover page of this prospectus. The manager of the stockholder is Gilde Agribusiness Management B.V., which is indirectly owned by three managing partners, Pieter van der Meer, Edwin de Graaf and Marc Olivier Perret, through a holding entity, Gilde Healthcare Holding B.V. Gilde Healthcare Holding B.V. is owned in equal thirds by the three managing partners. Gilde Europe Food & Agribusiness Partners II C.V. has a 20% carried interest in the stockholder. Pieter van der Meer, Edwin de Graaf footnotes continued on follwoing page

Principal stockholders

and Marc Olivier Perret together have a controlling interest in Gilde Europe Food & Agribusiness Partners II C.V. Accordingly, Pieter van der Meer, Edwin de Graaf and Marc Olivier Perret may be deemed to share voting and investment power with respect to the shares. The stockholder’s address is Newtonlaan 91, P.O. Box 85067, 3508 Utrecht, AB, the Netherlands.

(5)	Consists of 585,566 shares, warrants to purchase 55,383 shares of common stock that are currently exercisable and warrants to purchase 34,599 shares of common stock that will be exercisable upon completion of this offering. Percentage of shares beneficially owned after the offering includes shares of common stock issuable to Humana upon the automatic conversion at the closing of this offering of the bridge notes issued to the stockholder, as described above, assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus. The stockholder’s address is 500 West Main Street, Louisville, Kentucky 40202.

(6)	The stockholder’s address is Breitner Center HBT-16, P.O. Box 77900, Amstelplein 2, 1070 MX Amsterdam, the Netherlands.

(7)	Consists of 923,058 shares and warrants to purchase 51,921 shares of common stock that will be exercisable upon completion of this offering. Percentage of shares beneficially owned after the offering includes shares of common stock issuable to the stockholder upon the automatic conversion at the closing of this offering of the bridge notes issued to the stockholder, as described above, assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus. Legg Mason Capital Management Special Investment Trust, Inc. (“Special Investment Trust”) and Legg Mason Capital Management, Inc., the manager of Special Investment Trust, share voting and dispositive power with respect to these shares, and therefore may be deemed beneficial owners of the shares. Special Investment Trust’s address is c/o Legg Mason Capital Management, 100 Light Street, Baltimore, Maryland 21202.

(8)	Consists of 923,058 shares and warrants to purchase 51,921 shares of common stock that will be exercisable upon completion of this offering. Percentage of shares beneficially owned after the offering includes shares of common stock issuable to the stockholder upon the automatic conversion at the closing of this offering of the bridge notes issued to the stockholder, as described above, assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus. SMALLCAP World Fund, Inc. (“SMALLCAP”) is an investment company registered under the Investment Company Act of 1940. Capital Research and Management Company (“CRMC”), an investment adviser registered under the Investment Advisers Act of 1940, is the investment adviser to SMALLCAP. In that capacity, CRMC may be deemed to have voting or investment power and be the beneficial owner of the shares held by SMALLCAP. CRMC, however, disclaims beneficial ownership of shares held by SMALLCAP. The address of SMALLCAP is c/o Capital Research and Management Company, 333 South Hope Street, Los Angeles, California 90071.

(9)	Reflects securities beneficially owned by entities affiliated with Flagship Ventures as set forth in footnote 2, for which Dr. Afeyan is the Managing Partner and Chief Executive Officer and is entitled to vote the shares. Dr. Afeyan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(10)	Consists of options to purchase shares of common stock held by Mr. Bains which are exercisable within 60 days following November 5, 2010.

(11)	On January 23, 2010, Mr. Bancel was granted an option to purchase 32,410 shares at an exercise price of $10.67 per share, none of which are exercisable within 60 days following November 5, 2010 or included in the table above.

footnotes continued on follwoing page

Principal stockholders

(12)	Consists of options to purchase shares of common stock held by Dr. Harris which are exercisable within 60 days following November 5, 2010.

(13)	Consists of 337,827 shares, warrants to purchase 134,297 shares of common stock that are currently exercisable, warrants to purchase 17,319 shares of common stock that will be exercisable upon completion of this offering and options to purchase 336,441 shares which are exercisable within 60 days following November 5, 2010. Percentage of shares beneficially owned after the offering includes shares of common stock issuable to the stockholder upon the automatic conversion at the closing of this offering of the bridge notes issued to the stockholder, as described above, assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus.

(14)	Reflects securities beneficially owned by entities affiliated with Gilde Healthcare Partners as set forth in footnote 4, for which Mr. van der Meer is the General Manager and is entitled to vote the shares. Mr. van der Meer disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(15)	Consists of 9,680 shares, warrants to purchase 2,803 shares and options to purchase 541,340 shares of common stock which are exercisable within 60 days following November 5, 2010.

(16)	Consists of options to purchase shares of common stock held by Mr. Rogers which are exercisable within 60 days following November 5, 2010.

(17)	Mr.White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010.

(18)	Consists of options to purchase shares of common stock held by Dr. Gordon which are exercisable within 60 days following November 5, 2010.

(19)	Consists of 21,027 shares and options to purchase 116,171 shares of common stock which are exercisable within 60 days following November 5, 2010.

(20)	See footnotes 9 through 16, 18 and 19. Also includes 8,410 shares held by Anastastia Rader and options to purchase 102,856 and 16,874 shares of common stock held by Anastastia Rader and Wayne Shepherd, respectively, which are exercisable within 60 days following November 5, 2010.

Certain relationships and related person transactions

Except as disclosed below, the members of our board of directors, executive officers, principal stockholders and related persons have had no interest in any transactions to which we were a party since January 1, 2007 or which were entered into by us prior thereto and under which we or the other parties still have ongoing obligations.

SALES OF SECURITIES

Convertible notes and warrants

During the period December 2007 to March 2008, we issued to entities affiliated with Flagship Ventures, with which our director, Noubar Afeyan, is affiliated and Gilde, with which our director, Pieter van der Meer, is affiliated, two of our principal stockholders, and to Stelios Papadopoulos, a director, an aggregate principal amount of $4,000,000 in convertible promissory notes. In connection with the issuance of these notes, we also issued warrants to purchase 110,760 shares of our common stock at an exercise price of $0.02 per share that expire 10 years from the issue date. In July 2008, the holders of these convertible notes converted them into an aggregate of 640,511 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share. Upon the closing of this offering, these shares will be converted into 384,298 shares of our common stock.

In June 2008, we issued to Humana, one of our principal stockholders, a convertible promissory note in the principal amount of $2,000,000. In connection with the issuance of this note, we also issued a warrant to purchase 55,383 shares of our common stock at an exercise price of $0.02 per share that expires 10 years from the issue date. In July 2008, Humana converted this convertible note into 309,209 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share. Upon the closing of this offering, these shares will be converted into 185,521 shares of our common stock.

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of bridge notes to certain of our principal stockholders, including eight entities affiliated with Flagship, with which our director, Noubar Afeyan, is affiliated; Gilde, with which our director, Pieter van der Meer, is affiliated; Humana; Legg Mason; GE; SMALLCAP; and one of our directors, Stelios Papadopoulos. We issued $4.0 million of the bridge notes as of September 30, 2010 and the balance of $2.0 million in November 2010. Of the total amount, an aggregate of $1,999,800 of bridge notes have been issued to eight entities affiliated with Flagship, $1,000,200 of bridge notes have been issued to Gilde, $499,800 of bridge notes have been issued to Humana, $250,200 of bridge notes have been issued to Dr. Papadopoulos and $750,000 of bridge notes have been issued to each of Legg Mason, GE and SMALLCAP. Interest on the bridge notes accrues at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon, is payable at any time upon the earlier of demand by holders of 66 2/3% of the aggregate principal amount outstanding under the notes, acceleration due to an event of default, a liquidation event or March 29, 2011, and if not repaid, will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price. Assuming an initial public offering price of $             per share, which is the mid-point of the price range on the cover page of this prospectus, the $6.0 million in principal amount of the outstanding bridge notes will convert into approximately              shares of our common stock.

In connection with the bridge note financing, we issued warrants to purchase 415,347 shares of our common stock. Of the total number, warrants to purchase an aggregate of 138,426 shares of our common stock have been issued to eight entities affiliated with Flagship, warrants to purchase 69,240 shares of our common stock have been issued to Gilde, warrants to purchase 34,599 shares of our

Certain relationships and related person transactions

common stock have been issued to Humana, warrants to purchase 17,319 shares of our common stock have been issued to Dr. Papadopoulos and warrants to purchase 51,921 shares of our common stock have been issued to each of Legg Mason, GE and SMALLCAP. The warrants will be exercisable at an exercise price of $0.02 per share. The warrants become exercisable upon the earlier of the closing of this offering or another qualified financing, the occurrence of a liquidation event or March 30, 2011, and are exercisable for 10 years from the date of issuance. The bridge notes and warrants were issued in a private placement in accordance with Section 4(2) of the Securities Act of 1933, as amended, and the shares of common stock issued upon the automatic conversion of the bridge notes and the exercise of the warrants will be restricted securities. The holders of the bridge notes and warrants will be entitled to the registration rights provided in the Fourth Amended and Restated Investor Rights Agreement with regard to the shares of common stock issued upon the automatic conversion of the bridge notes and the exercise of the warrants.

Series C preferred stock

In May 2007, we issued 1,369,863 shares of our Series C redeemable convertible preferred stock to Humana Inc., one of our principal stockholders, at a price of $3.65 per share for aggregate gross proceeds of approximately $5.0 million. Upon the closing of this offering, these shares will be converted into 400,045 shares of our common stock.

Series D preferred stock

In July 2008, we issued 6,153,846 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share for aggregate gross proceeds of approximately $40.0 million to our principal stockholders, entities affiliated with Flagship Ventures, with which our director, Noubar Afeyan, is affiliated; Gilde, with which our director, Pieter van der Meer, is affiliated; Humana; Legg Mason; GE; SMALLCAP and one of our directors, Stelios Papadopoulos, and certain other stockholders. The gross proceeds and the shares issued in this Series D Preferred Stock offering include the proceeds from and the shares issued upon conversion of the convertible notes disclosed above. Upon the closing of this offering, these shares will be converted into 3,692,227 shares of our common stock.

AGREEMENTS WITH STOCKHOLDERS

In connection with the Series D redeemable convertible preferred stock financing, we entered into the Third Amended and Restated Stockholders’ Voting and Co-Sale Agreement and the Fourth Amended and Restated Investor Rights Agreement, each dated as of July 10, 2008, with entities affiliated with Flagship Ventures; Gilde; Stelios Papadopoulos; Humana; Legg Mason; GE; SMALLCAP. and certain of our other stockholders. These agreements will terminate immediately prior to completion of the offering, other than the portions of the Fourth Amended and Restated Investor Rights Agreement relating to registration rights, which will continue in effect following completion of the offering and entitle the holders of such rights to have us register their shares of our common stock for sale in the United States. See “Description of capital stock—Registration rights of existing securityholders.”

In May 2007, we entered into a strategic agreement with Humana, one of our principal stockholders. Under the terms of the agreement, we and Humana have agreed to collaborate with the goal of accelerating the development of blood-based biomarkers and identifying the role of blood-based biomarkers in improving health outcomes and containing healthcare costs through individualized medicine. In furtherance of this goal, we and Humana have agreed to facilitate biomarker discovery and validation studies among Humana members, for which we will pay Humana. We have also agreed to conduct research on the design and testing of methods to promote adoption of individualized medicine among covered populations. Pursuant to the agreement, we have agreed to offer any blood-based biomarker diagnostic products that we develop from data or services provided by Humana to Humana

Certain relationships and related person transactions

on preferred terms to the extent sold by Humana to Humana members. In addition, in the event we commercialize blood-based biomarker diagnostic products under this partnership, we will be required to make certain payments to Humana based on such products. The current term of the agreement lasts through May 2011 and automatically renews for an additional period of 12 months unless either party gives not less than 120 days written notice of termination to the other party. During 2007, 2008, 2009 and the nine months ended September 30, 2010, we made payments to Humana in the amounts of $421,123, $976,000, $262,165 and $100,185, respectively, in connection with the HRP initiative. We expect to make additional payments to Humana of $33,395 and $166,975 in the fourth quarter of 2010 and 2011, respectively.

Humana also owns shares of our Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock, as well as warrants to purchase shares of our common stock, as described above under “— Sales of securities.”

In December 2006, in connection with the HRP initiative, we entered into an agreement with Philips Medical Systems Nederland B.V., or Philips, one of our principal stockholders. Pursuant to the participation agreement, Philips has agreed to provide an aggregate of $5.0 million to support the HRP initiative, with approximately $4.0 million provided in cash and the remaining $1.0 million to be provided in in-kind contributions of equipment and services. The participation agreement requires that all funding paid to us by Philips in support of the HRP initiative be held by us in a segregated cash account. As set forth in the participation agreement, the work undertaken by us is governed by a joint steering committee, or JSC. The JSC is responsible for overseeing the conduct and progress of the HRP initiative. We function as the coordinator and administrator for the HRP initiative, and we will own any inventions and data that are conceived in the conduct of the HRP initiative. As part of the participation agreement, we have granted Philips a non-exclusive, perpetual, royalty-free license to all such inventions and data for any and all uses. The current term of the agreement lasts through the earlier of December 22, 2011 or the completion of the HRP initiative.

Agreements with directors and executive officers

Please see “Compensation” for additional information regarding compensation of our executive officers and directors.

We have entered into a letter agreement with Dr. Muntendam, our President and Chief Executive Officer, and into other agreements with our named executive officers. For information regarding these agreements, please refer to the section entitled “Compensation — Employment arrangements with our named executive officers.”

We have entered into indemnification agreements with our directors and executive officers. See “Management — Executive officers and directors — Limitation of directors’ and officers’ liability and indemnification.”

POLICY FOR APPROVAL OF RELATED PERSON TRANSACTIONS

Pursuant to the written charter of our audit committee, the audit committee is responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any parties related to us, including our executive officers, our directors, beneficial owners of more than 5% of our securities, immediate family members of the foregoing persons and any other persons whom our board of directors determines may be considered related parties, has or will have a direct or indirect material interest.

In reviewing and approving such transactions, the audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that the committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary

Certain relationships and related person transactions

information, a discussion shall be held of the relevant factors if deemed to be necessary by the committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the committee. This approval authority may also be delegated to the chairman of the audit committee in some circumstances. No related party transaction shall be entered into prior to the completion of these procedures.

The audit committee or its chairman, as the case may be, shall approve only those related party transactions that are determined to be in, or not inconsistent with, the best interests of us and our stockholders, taking into account all available facts and circumstances as the committee or the chairman determines in good faith to be necessary. These facts and circumstances will typically include, but not be limited to, the benefits of the transaction to us; the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally. No member of the audit committee shall participate in any review, consideration or approval of any related party transaction with respect to which the member or any of his or her immediate family members is the related party.

Description of capital stock

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will become effective upon the completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Pursuant to our certificate of incorporation to be effective upon completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share, none of which will be designated or issued. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

Upon completion of this offering, all of our shares of convertible preferred stock will convert into an aggregate of 9,541,931 shares of our common stock, and the warrants to exercise shares of our preferred stock, as noted in the table below, will become exercisable for an equivalent number of shares of our common stock. Accordingly, no shares of our preferred stock will be outstanding immediately following completion of this offering. Assuming such conversion and the automatic conversion of $6.0 million principal amount of convertible notes as described below under “—Convertible notes,” as of November 5, 2010, we would have had shares of our common stock outstanding held of record by 73 stockholders.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

PREFERRED STOCK

Preferred stock, if issued, would have priority over common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series and to fix the terms, limitations, voting rights, relative rights and preferences and variations of each series. Although we have no present plans to issue any other shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

WARRANTS

As of September 30, 2010, we had warrants outstanding for the number of shares of our common and preferred stock, at the exercise prices and expiration dates, set forth below. Warrants entitle the holder to purchase shares of our common or preferred stock, as applicable, at the specified exercise price at any

Description of capital stock

time prior to the expiration date. All of these warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of our common and preferred stock based on the fair market value of the underlying shares of our common or preferred stock, as applicable, at the time of exercise of the warrant, after deduction of the aggregate exercise price.

Number of shares(1)	Weighted- average exercise price	Expiration date

14,018(2)	$5.35	April 30, 2012
514,001	0.03	July 28, 2015
28,033	0.03	September 8, 2015
28,033	0.03	September 28, 2015
28,033	0.03	November 14, 2015
28,033	0.03	December 15, 2015
58,872	0.03	March 10, 2016
28,032	0.03	July 10, 2016
1,868(3)	5.35	December 22, 2016
1,894(3)	5.35	March 23, 2017
1,123(3)	5.35	June 22, 2017
853(3)	5.35	September 24, 2017
27,691(4)	10.83	November 9, 2017
110,760	0.02	March 28, 2018
27,690(4)	10.83	March 28, 2018
55,383	0.02	June 23, 2018
115,369(5)	0.02	March 30, 2020
23,080(5)	0.02	April 1, 2020
138,449(5)	0.02	September 27, 2020
Total: 1,231,215	$0.60

(1)	Except as noted, all of the warrants are exercisable for shares of common stock.

(2)	This warrant will be automatically exercised for shares of our common stock pursuant to net exercise provisions contained in the warrant upon the completion of this offering based on the difference between the public offering price on the cover page of this prospectus and the exercise price.

(3)	These warrants contain price based anti-dilution provisions providing for adjustments to the exercise price upon the issuance of shares of our common stock at a price less than the exercise price, excluding shares of our common stock issuable upon exercise of options, warrants, conversion of convertible securities, stock splits or other distributions on our securities.

(4)	Prior to this offering, these warrants are exercisable for the purchase of 46,153 and 46,152 shares of our Series D redeemable convertible preferred stock. Upon completion of this offering, these warrants will be exercisable for shares of our common stock. If these warrants are not exercised prior to their expiration date and the fair market value of our common stock is greater than $10.83 per share at the time of expiration, subject to adjustment for stock splits and other events, then these warrants will be automatically exercised for shares of our common stock pursuant to the net exercise provisions contained in these warrants.

(5)	These warrants become exercisable upon the earlier of the closing of this offering or another qualified financing, the occurrence of a liquidation event or March 30, 2011.

Description of capital stock

The table set forth above does not include warrants to purchase 138,449 shares of our common stock issued on November 4, 2010 in connection with our bridge note financing described below under “—Convertible notes.” These warrants will be exercisable at an exercise price of $0.02 per share and will expire on November 4, 2020. These warrants become exercisable upon the earlier of the closing of this offering or another qualified financing, the occurrence of a liquidation event or March 30, 2011.

CONVERTIBLE NOTES

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of convertible promissory notes, or bridge notes, to certain of our principal stockholders. We refer to this financing as our bridge note financing. We issued $4.0 million of the bridge notes as of September 30, 2010 and the balance of $2.0 million in November 2010. Interest on the bridge notes accrues at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon, is payable at any time upon the earlier of demand by holders of 66 2/3% of the aggregate principal amount outstanding under the notes, acceleration due to an event of default, a liquidation event or March 29, 2011, and if not repaid, will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price. Assuming an initial public offering price of $             per share, which is the mid-point of the price range on the cover page of this prospectus, the $6.0 million in principal amount of the outstanding bridge notes will convert into approximately              shares of our common stock.

REGISTRATION RIGHTS OF EXISTING SECURITYHOLDERS

The holders, or their transferees, of an aggregate of              shares of our common stock, which includes 9,541,931 shares of common stock issuable upon conversion of all of our outstanding preferred stock, 2,029,865 shares of common stock held by our preferred stockholders; 1,294,527 shares of common stock issuable upon the exercise of warrants held by our preferred stockholders and              shares of our common stock issuable upon conversion of our convertible promissory notes upon completion of this offering are entitled to certain registration rights with respect to these securities as set forth in the Fourth Amended and Restated Investor Rights Agreement, dated as of July 10, 2008, between us and the holders of these securities, which would require us to register their shares of our common stock for sale under the Securities Act. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of our common stock included in any such registration under certain circumstances. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions. After the completion of this offering, the registration rights described below shall not apply to shares of common stock that are eligible to be sold by persons who are not affiliates of the company (as defined in Rule 144 of the Securities Act), and have not been affiliates of the company during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act.

Demand Rights. At any time following the first six months after our initial public offering, any holder or holders who collectively hold registrable securities representing at least 40% of the registrable securities then outstanding shall have the right, exercisable by written notice, to have us prepare and file a registration statement under the Securities Act covering the registrable securities that are the subject of such request; provided, that we are not obligated to prepare and file a registration statement if neither Form S-3 nor another short form registration statement is available to us, unless the registrable securities that are the subject of such request have an expected aggregate offering price to the public of at least $1,000,000. Subject to the foregoing, the holders shall be permitted one demand registration. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of our common stock included in any such registration, and we may postpone or suspend the filing or effectiveness of such registration.

Description of capital stock

Piggyback Rights. If at any time following our initial public offering we propose to register our common stock under the Securities Act, other than in a registration statement relating solely to sales of securities to participants in a dividend reinvestment plan, or Form S-4 or S-8 or any successor form or in connection with an acquisition or exchange offer or an offering of securities solely to our existing stockholders or employees, we are required to (i) give prompt written notice to all holders of registrable securities of our intention to effect such a registration and (ii) include in such registration all registrable securities which are permitted under applicable securities laws to be included in the form of registration statement we select and with respect to which we have received written requests for inclusion therein within 30 days after the receipt of our notice; provided, however, that we are not obligated to include securities of a holder that are eligible for resale into the public market by persons who are not affiliates of the Company (as defined in Rule 144 of the Securities Act), and have not been affiliates of the Company during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act. We shall have the right to postpone or withdraw any such registration without obligation to any stockholder. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of our common stock included in any such registration. Silicon Valley Bank is also entitled to these piggyback rights with regard to the 55,381 shares underlying the warrants we have issued and any additional warrants we may issue to it in connection with our loan and security agreement entered into on November 9, 2007, as amended.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW, OUR RESTATED CERTIFICATE OF INCORPORATION AND OUR RESTATED BYLAWS

The provisions of Delaware law, our restated certificate of incorporation to be filed upon completion of this offering and our restated bylaws to be effective upon completion of this offering discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

Classified Board of Directors; Removal of Directors for Cause. Our restated certificate of incorporation and restated bylaws to be effective upon completion of this offering provide that upon completion of this offering, our board of directors will be divided into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders following the initial classification of directors, the term of office of the second class to expire at the second annual meeting of stockholders following the initial classification of directors, and the term of office of the third class to expire at the third annual

Description of capital stock

meeting of stockholders following the initial classification of directors. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors, or its remaining members, even if less than a quorum, is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the Board of Directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. For a special meeting, the notice must generally be delivered not earlier than the 90th day prior to the meeting and not later than the later of (1) the 60th day prior to the meeting or (2) the 10th day following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent. Our restated certificate of incorporation and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Anti-takeover provisions of Delaware law, our restated certificate of incorporation and our restated bylaws” or to reduce the number of authorized shares of common stock or preferred stock. This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws may be amended or repealed by a simple majority vote of the board of directors.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

STOCK EXCHANGE

We have applied for the listing of our common stock on The NASDAQ Global Market under the symbol “BGMD.”

Shares eligible for future sale

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on the number of shares of common stock outstanding as of                     , 2010, upon completion of this offering,              shares of common stock will be outstanding, assuming (i) the automatic conversion of our convertible promissory notes into              shares of our common stock upon completion of this offering and (ii) no exercise of the underwriters’ over-allotment option and no exercise of options or warrants prior to the completion of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining              shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

➢	approximately restricted shares will be eligible for sale in the public market upon completion of this offering under Rule 144;

➢

approximately              restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations under Rule 144 and Rule 701; and

➢

approximately              restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Additionally, of the 2,442,662 shares of common stock issuable upon exercise of options outstanding as of November 5, 2010, approximately              shares will be vested and eligible for sale 180 days after the date of this prospectus. Of the 1,355,646 shares of common stock issuable upon exercise of warrants outstanding as of November 5, 2010, approximately              shares will be vested and may become eligible for sale beginning 180 days after the date of this prospectus.

RULE 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have not entered into a lock-up agreement described below under “—Lock-up agreements” and have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

➢	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

Shares eligible for future sale

➢

the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, or if no such notice is required, the date of receipt of the order to execute the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, holders of                      of our restricted shares have entered into lock-up agreements as described below under “—Lock-up agreements” and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements, subject to any exceptions set forth therein or waivers by the underwriters. Additionally, holders of              shares of common stock are subject to a 180-day contractual lock-up with us.

RULE 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract, such as the shares issued under our 2001 Stock Plan, may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares under Rule 701. Subject to the 180-day lock-up period, approximately 149,111 shares will be eligible for sale in accordance with Rule 701.

LOCK-UP AGREEMENTS

Pursuant to certain “lock-up” agreements, we, our officers and directors, and substantially all of our stockholders, option holders and warrant holders have agreed, subject to certain limited exceptions, not to, for a period from the execution of such agreement through and including the 180th day after the date of this prospectus, offer, sell, assign, transfer, pledge, lend, contract to sell, hypothecate, grant any options to purchase or otherwise dispose of, or announce any intention to otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock or to file or request the filing of any registration statement under the Securities Act with respect of such shares, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, or engage in any short selling of any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock. The 180-day restricted period will be automatically extended if (i) during the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the issuance of the earnings release or the material news or material event occurs. These lock-up restrictions apply to our shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock. These lock-up restrictions also apply to shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power

Shares eligible for future sale

of disposition. The lock-up restrictions will not apply under certain circumstances to transactions relating to shares of common stock acquired in this offering or in open market transactions following this offering. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions. UBS Securities LLC may agree, at any time or from time to time and without notice, to release for sale in the public market all or any portion of the securities subject to these restrictions.

REGISTRATION RIGHTS

Upon completion of the offering and after giving effect to the conversion of our outstanding preferred stock into common stock, the holders, or their transferees, of an aggregate of              shares of our common stock, which includes 9,541,931 shares of common stock issuable upon conversion of all of our outstanding preferred stock, 2,029,865 shares of common stock held by our preferred stockholders, 1,294,527 shares of common stock issuable upon the exercise of warrants held by our preferred stockholders and              shares of our common stock issuable upon conversion of our convertible promissory notes, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. In addition, Silicon Valley Bank is also entitled to piggyback registration rights with regard to the 55,381 shares underlying warrants that we have issued to them. For additional information regarding these registration rights, see “Description of capital stock — Registration rights of existing securityholders.”

STOCK OPTIONS

As of September 30, 2010, we had outstanding options to purchase 2,442,662 shares of common stock at a weighted-average exercise price of $4.37 per share, of which options to purchase 1,693,535 shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and other awards issuable pursuant to our 2001 Stock Plan and our 2010 Stock Plan. Please see “Compensation — Equity incentive plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under that registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions, immediately after the 180-day lock-up period expires.

WARRANTS

Upon the closing of the offering, we will have outstanding warrants to purchase an aggregate of 1,355,646 shares of our common stock at a weighted-average exercise price of $0.49 per share. Any shares purchased pursuant to these warrants will be “restricted shares” and may be sold in the public market only if they are registered under the Securities Act or qualify for an exemption from such registration.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC is the sole book-running manager of this offering. We have entered into an underwriting agreement with UBS Securities LLC, as the representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC
Lazard Capital Markets LLC
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of             additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Sales of shares made outside the US may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No exercise	Full exercise
Per share	$	$
Total	$	$

Underwriting

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2.3 million.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors and securityholders owning substantially all of our stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC, may, in its sole discretion, release some or all of the securities from these lock-up agreements.

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ STOCK MARKET LISTING

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the trading symbol “BGMD.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is

Underwriting

more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The NASDAQ Stock Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representative. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects, and the history of and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to the Company or its, for which they have in the past received, and may currently or in the future receive, customary fees and expenses.

OTHER

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Notice to investors

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

b) to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

d) in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing

Notice to investors

rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a

Notice to investors

resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules, and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement on Form S-1 of which this prospectus forms a part, reference is made to the exhibit for a more complete description of the matters involved. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We anticipate making these documents publicly available, free of charge, on our website at www.bg-medicine.com as soon as practicable after filing such documents with the Securities and Exchange Commission.

You may read and copy any document that we file at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, this registration statement and our future filings filed electronically with the Securities and Exchange Commission are publicly available through its website at www.sec.gov.

Legal matters

The validity of the shares of common stock we are offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Dewey & LeBoeuf LLP, New York, New York is counsel to the underwriters in connection with the offering.

Experts

The consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

In September 2008, the audit committee of our board of directors appointed Deloitte & Touche LLP to audit our financial statements for our fiscal years ended December 31, 2007 and 2008. In deciding to select Deloitte & Touche LLP, the audit committee reviewed auditor independence issues and existing commercial relationships with Deloitte & Touche LLP and concluded that Deloitte & Touche LLP had no commercial relationship with us that would impair its independence for the fiscal years ended December 31, 2007 and 2008. Prior to September 2008, we did not consult with Deloitte & Touche LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

BG Medicine, Inc. and Subsidiary

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2009	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2008 and 2009	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the Years Ended December 31, 2007, 2008 and 2009	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009	F-7
Notes to Consolidated Financial Statements	F-8

Unaudited Interim Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of December 31, 2009, September 30, 2010 and Pro Forma as of September 30, 2010	F-28
Condensed Consolidated Statements of Operations for the nine-month periods ended September 30, 2009 and 2010	F-29
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the nine-month period ended September 30, 2010	F-30
Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2009 and 2010	F-31
Notes to Condensed Consolidated Financial Statements	F-32

The accompanying consolidated financial statements give effect to a 1-for-1.6667 reverse stock split of the common stock of BG Medicine, Inc., which will take place prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the 1-for-1.6667 reverse stock split of the common stock of BG Medicine, Inc. described in the last paragraph of Note 1 to the consolidated financial statements and assuming that from January 28, 2010 to the date of such completion no other material events have occurred that would affect the consolidated financial statements or the required disclosures therein.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

November 22, 2010

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

BG Medicine, Inc.

Waltham, Massachusetts

We have audited the accompanying consolidated balance sheets of BG Medicine, Inc. and subsidiary (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the year ended December 31, 2009 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s stockholders’ deficit, recurring net losses, and history of negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Boston, Massachusetts

January 28, 2010 (except for the last paragraph of Note 1, as to which the date is November         , 2010)

BG Medicine, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2008	2009
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$20,052	$8,343
Marketable securities at fair value	4,250	2,050
Restricted cash	2,910	—
Restricted investments at fair value	6,025	—
Accounts receivable	—	278
Prepaid expenses and other current assets	259	244

Total current assets	33,496	10,915
Property and equipment, net	1,164	983
Intangible assets, net	500	625
Deposits and other assets	57	102

Total assets	$35,217	$12,625

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Term loan, current portion	$1,169	$1,156
Capital leases, current portion	56	—
Accounts payable	2,140	1,027
Accrued expenses	1,980	2,032
Deferred revenue and customer deposits	7,269	685

Total current liabilities	12,614	4,900
Term loan, net of current portion	1,240	96
Preferred stock warrant liability	445	471

Total liabilities	14,299	5,467

Commitments and contingencies (Note 15)

Redeemable convertible preferred stock
Series A redeemable convertible preferred stock; $.001 par value; 16,017,067 shares authorized; 15,823,566 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $23,735 at December 31, 2009	23,735	23,735
Series A-1 redeemable convertible preferred stock; $.001 par value; 2,475,247 shares authorized, issued and outstanding at December 31, 2008 and 2009; liquidation preference of $5,000 at December 31, 2009	5,000	5,000
Series C redeemable convertible preferred stock; $.001 par value; 1,369,863 shares authorized, issued and outstanding at December 31, 2008 and 2009; liquidation preference of $5,000 at December 31, 2009	2,899	3,272
Series D redeemable convertible preferred stock; $.001 par value; 6,246,151 shares authorized; 6,153,846 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $40,000 at December 31, 2009	38,448	39,052

Total redeemable convertible preferred stock	70,082	71,059

Stockholders’ deficit
Series B convertible preferred stock; $.001 par value; 2,000,000 shares authorized; 1,138,716 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $4,794 at December 31, 2009	1,708	1,708
Common stock; $.001 par value; 60,000,000 shares authorized; 2,916,793 and 2,947,696 shares issued and outstanding at December 31, 2008 and 2009, respectively	3	3
Additional paid-in capital	11,542	12,966
Accumulated deficit	(62,439)	(78,576)
Accumulated other comprehensive income (loss)	22	(2)

Total stockholders’ deficit	(49,164)	(63,901)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$35,217	$12,625

The accompanying notes are an integral part of these consolidated financial statements.

BG Medicine, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2007	2008	2009
	(in thousands, except share and per share data)
Revenue	$8,982	$14,580	$8,490

Operating expenses:
Cost of revenue	7,301	13,822	8,431
Research and development	5,832	6,858	8,527
Selling, general and administrative	3,820	4,475	7,520
Costs related to abandoned stock offering	3,154	—	—
Gain on sale of property and equipment	(118)	—	—

Total operating expenses	19,989	25,155	24,478

Loss from operations	(11,007)	(10,575)	(15,988)
Interest income	302	422	121
Interest expense	(689)	(4,921)	(244)
Other expense	—	—	(26)

Net loss	(11,394)	(15,074)	(16,137)
Accretion of redeemable convertible preferred stock	(368)	(872)	(977)

Net loss attributable to common stockholders	$(11,762)	$(15,946)	$(17,114)

Net loss attributable to common stockholders per share — basic and diluted	$(4.14)	$(5.52)	$(5.84)

Weighted-average common shares outstanding used in computing per share amounts — basic and diluted	2,843,773	2,889,513	2,930,818
Pro forma net loss attributable to common stockholders per share (unaudited) — basic and diluted (Note 1)			$(1.29)

Pro forma weighted-average common shares outstanding used in computing per share amounts (unaudited) — basic and diluted (Note 1)			12,472,749

The accompanying notes are an integral part of these consolidated financial statements.

BG Medicine, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Series A redeemable convertible preferred stock		Series A-1 redeemable convertible preferred stock		Series C redeemable convertible preferred stock		Series D redeemable convertible preferred stock		Total redeemable convertible preferred stock	Series B convertible preferred stock		Common stock		Addi- tional paid-in capital	Accumu- lated deficit	Accumu- lated other compre- hensive income (loss)	Total stock- holders’ deficit	Other compre- hensive loss
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount
	(in thousands, except share data)									(in thousands, except share data)
At January 1, 2007	15,823,566	$23,735	2,475,247	$5,000	—	$—	—	$—	$28,735	1,138,716	$1,708	2,820,582	$3	$1,776	$(35,971)	$—	$(32,484)
Issuance of common stock	—	—	—	—	—	—	—	—	—	—	—	64,323	—	22	—	—	22
Issuance of Series C redeemable convertible preferred stock, net of beneficial conversion feature	—	—	—	—	1,369,863	1,932	—	—	1,932	—	—	—	—	3,068	—	—	3,068
Accretion of Series C redeemable convertible preferred stock	—	—	—	—	—	368	—	—	368	—	—	—	—	(368)	—	—	(368)
Beneficial conversion feature on convertible promissory note	—	—	—	—	—	—	—	—	—	—	—	—	—	434	—	—	434
Issuance of warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	227	—	—	227
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	1,910	—	—	1,910
Net loss and total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,394)	—	(11,394)	$(11,394)

At December 31, 2007	15,823,566	23,735	2,475,247	5,000	1,369,863	2,300	—	—	31,035	1,138,716	1,708	2,884,905	3	7,069	(47,365)	—	(38,585)
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(15,074)	—	(15,074)	$(15,074)
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22	22	22

Total comprehensive loss																		$(15,052)

Issuance of common stock	—	—	—	—	—	—	—	—	—	—	—	31,888	—	29	—	—	29
Conversion of debt to Series D redeemable convertible preferred stock	—	—	—	—	—	—	949,720	6,173	6,173	—	—	—	—	—	—	—	—
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $1,825	—	—	—	—	—	—	5,204,126	32,002	32,002	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	—	—	—	—	599	—	273	872	—	—	—	—	(872)	—	—	(872)
Beneficial conversion feature on convertible promissory note	—	—	—	—	—	—	—	—	—	—	—	—	—	3,078	—	—	3,078
Issuance of warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	1,079	—	—	1,079
Reclassification of warrants to warrant liability	—	—	—	—	—	—	—	—	—	—	—	—	—	(445)	—	—	(445)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	1,604	—	—	1,604

At December 31, 2008	15,823,566	23,735	2,475,247	5,000	1,369,863	2,899	6,153,846	38,448	70,082	1,138,716	1,708	2,916,793	3	11,542	(62,439)	22	(49,164)

BG Medicine, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Series A redeemable convertible preferred stock		Series A-1 redeemable convertible preferred stock		Series C redeemable convertible preferred stock		Series D redeemable convertible preferred stock		Total redeemable convertible preferred stock	Series B convertible preferred stock		Common stock		Addi- tional paid-in capital	Accumu- lated deficit	Accumu- lated other compre- hensive income (loss)	Total stock- holders’ deficit	Other compre- hensive loss
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount
	(in thousands, except share data)									(in thousands, except share data)
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(16,137)	—	(16,137)	$(16,137)
Unrealized loss on available for sale securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	(24)	(24)

Total comprehensive loss																		$(16,161)

Issuance of common stock	—	—	—	—	—	—	—	—	—	—	—	30,903	—	20	—	—	20
Accretion of redeemable convertible preferred stock	—	—	—	—	—	373	—	604	977	—	—	—	—	(977)	—	—	(977)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	2,381	—	—	2,381

At December 31, 2009	15,823,566	$23,735	2,475,247	$5,000	1,369,863	$3,272	6,153,846	$39,052	$71,059	1,138,716	$1,708	2,947,696	$3	$12,966	$(78,576)	$(2)	$(63,901)

BG Medicine, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2008	2009
	(in thousands)
Cash flows from operating activities
Net loss	$(11,394)	$(15,074)	$(16,137)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	622	593	753
Stock-based compensation	1,910	1,604	2,381
Non-cash interest expense	527	4,368	69
Gain on sale of property and equipment	(118)	—	—
Changes in operating assets and liabilities
Restricted cash	(318)	(1,126)	2,910
Accounts receivable	1,907	153	(278)
Prepaid expenses and other current assets	(223)	257	13
Deposits and other assets	(75)	88	(110)
Accounts payable and accrued expenses	5,090	(2,067)	(996)
Deferred revenue and customer deposits	(1,793)	1,637	(6,584)
Deferred rent	(53)	(33)	—

Net cash flows used in operating activities	(3,918)	(9,600)	(17,979)

Cash flows from investing activities
Purchases of property and equipment and intangibles	(967)	(385)	(697)
Proceeds from the sale of property and equipment	229	—	—
Purchases of investments	—	(7,405)	—
Proceeds from sales and maturities of investments	—	3,164	13,300
Purchases of restricted investments	(3,100)	(8,399)	(11,122)
Proceeds from sales and maturities of restricted investments	—	5,487	6,025

Net cash flows (used in) provided by investing activities	(3,838)	(7,538)	7,506

Cash flows from financing activities
Proceeds from issuance of Series D redeemable convertible preferred stock, net of issuance costs	—	32,002	—
Proceeds from Series C redeemable convertible preferred stock	5,000	—	—
Proceeds from issuance of convertible promissory notes	1,400	4,600	—
Proceeds from issuance of term loan	2,000	1,000	—
Payments on term loan	—	(500)	(1,200)
Proceeds from the issuance of lines of credit	1,036	—	—
Payments on lines of credit	(1,018)	(933)	—
Principal payments on capital lease obligations	(480)	(222)	(56)
Proceeds from issuance of common stock	22	29	20

Net cash flows provided by (used in) financing activities	7,960	35,976	(1,236)

Net increase (decrease) in cash and cash equivalents	204	18,838	(11,709)
Cash and cash equivalents, beginning of year	1,010	1,214	20,052

Cash and cash equivalents, end of year	$1,214	$20,052	$8,343

Supplemental disclosure of cash flow information
Cash paid for interest	$145	$396	$190
Equipment acquired under capital lease	363	—	—
Conversion of convertible promissory notes into Series D redeemable convertible preferred stock, including accrued interest	—	6,173	—
Accrued deferred offering costs	—	—	65

The accompanying notes are an integral part of these consolidated financial statements.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

1.    DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of business

BG Medicine, Inc. and subsidiary (“BG Medicine” or the “Company”) was incorporated under the laws of the State of Delaware on February 9, 2000. The Company is a life sciences company focused on the discovery, development and commercialization of novel diagnostic tests based on biomarkers for high-value market opportunities that the Company identifies. The Company is developing and commercializing novel diagnostic tests that management believes will provide clinicians with improved information to better detect and characterize disease states. The Company’s current focus is on developing multiple product candidates to address significant unmet needs in cardiovascular and other diseases. The Company has collaborations and initiatives with major pharmaceutical companies and other healthcare organizations. The Company’s headquarters and primary place of business is Waltham, Massachusetts.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The consolidated financial statements include accounts of the Company and its wholly-owned subsidiary, BG Medicine N.V. All intercompany accounts and transactions have been eliminated in consolidation.

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

At December 31, 2009, the Company had cash and cash equivalents totaling $8.3 million, marketable securities totaling $2.1 million, working capital totaling $6.0 million and stockholders’ deficit of $64.0 million. During the year ended December 31, 2009, the Company incurred a net loss totaling $16.1 million and used cash in operating activities totaling $18.0 million. The Company expects to continue to incur losses and use cash in operating activities in 2010. The Company’s projected uses of cash include cash to fund operations, including continued research and product development, sales and marketing related to the Company’s launch of its first commercial product, capital expenditures, and existing debt service costs. The Company’s existing cash resources are not sufficient to fund its current business plans beyond the second quarter of 2010. This is based on current operations and planned activities at normal levels and does not assume any cash inflows from partnerships, disposition of additional non-core assets or successful completion of any equity or debt financings.

The Company will need additional funds to continue operations and the development and potential commercialization of its galectin-3 test and AMIPredict, the Company’s two most likely diagnostic tests that could enter the commercial market in the near term, subject to regulatory clearance or approval. The Company has commenced limited sales and marketing activities for its galectin-3 test in Europe, but the Company has not recognized any product revenue as of December 31, 2009. Management is evaluating additional sources of financing and may pursue any of the following options:

➢	partnering opportunities with pharmaceutical or biotechnology companies to pursue the development of the Company’s product candidates as companion diagnostic tests to their therapeutic products;

➢	license, sublicense, or other sources of financing relating to the development programs of the Company’s product test candidates and other intellectual property; or

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

➢	sale of equity or debt securities, including the proposed initial public offering of the Company’s common stock.

The sale of any equity or debt securities may result in additional dilution to the Company’s stockholders, and the Company cannot be certain that additional financing will be available in sufficient amounts or on terms acceptable to it, if at all.

If the Company is unable to obtain financing, or enter into licensing or partnering arrangements on acceptable terms, the Company will be required to implement aggressive cost reduction strategies. The most significant portion of the research and development expenses, as well as some portion of sales and marketing expenses, are discretionary and are in anticipation of development and commercial launch of the galectin-3 test. These cost reduction strategies could reduce the scope of the activities related to these development and commercialization activities and could harm the Company’s long-term financial condition and results of operations.

Unaudited pro forma information

Unaudited pro forma net loss attributable to common stockholders per share is computed using the weighted-average number of common shares outstanding, including the pro forma effect of the conversion of all preferred stock into shares of the Company’s common stock as if such conversion had occurred at the beginning of the year.

Common stock split

On November     , 2010, the Company’s Board of Directors approved a 1-for-1.6667 reverse stock split of the Company’s outstanding common stock. The reverse split became effective on November     , 2010. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented.

2.    SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments which mature within three months from date of purchase to be cash equivalents. The cash equivalents at December 31, 2008 and 2009 are comprised primarily of money market funds.

Marketable securities

The Company invests excess cash balances in short-term marketable securities, primarily securities management believes to be high-grade corporate notes and bonds. These investments are classified as available-for-sale. Gains or losses on the sale of investments classified as available-for-sale, if any, are recognized on the specific identification method. Unrealized gains or losses are included in accumulated other comprehensive income (loss) as a separate component of stockholders’ deficit until the security is sold or until a decline in fair value is determined to be other than temporary.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Restricted cash and investments

Restricted cash of approximately $2,910,000 at December 31, 2008 and restricted investments of $6,025,000 at December 31, 2008 consisted of cash received under the High Risk Plaque Initiative Program (HRP) (Note 17). This restricted cash and investments may be used solely to fund the research and development efforts under this strategic relationship. The Company has reported the changes in restricted cash as an operating activity in the statements of cash flows as a result of the Company receiving cash in prepayment of planned expenditures that was immediately restricted for use and was used to fund HRP expenses.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Allowances for doubtful accounts are provided for those outstanding balances considered to be uncollectible based upon historical experience and management’s evaluation of the outstanding balances at year end. Bad debts are written off against the allowance when identified and offset by recoveries when received. There was no allowance for doubtful accounts at December 31, 2008 and 2009.

Concentration of credit risk and significant customers

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents, investments in marketable securities and accounts receivable. Cash and cash equivalents are deposited with institutions that management believes to be of high credit quality. Investments consist of marketable securities, primarily corporate notes and bonds. To reduce credit risk associated with accounts receivable, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that accounts receivable credit risk exposure is limited. The Company does not require collateral from its customers.

During 2007, two customers represented 57% and 17% of revenue, respectively. During 2008, two customers represented 83% and 11% of revenue, respectively. At December 31, 2009, two customers represented 60% and 35% of accounts receivable, respectively. During 2009, two customers represented 76% and 17% of revenue, respectively.

Revenue recognition

Revenue is recognized when the following criteria have been met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred and risk of loss has passed; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. Revenue arrangements with multiple deliverables are divided into separate units of accounting when certain criteria are met.

The Company’s revenue has historically been generated through initiatives, collaborations and biomarker discovery and analysis services agreements. The services the Company provides under these agreements typically include the integrated analysis of preclinical and/or clinical samples to identify biomarkers related to disease mechanisms. In some cases, the Company has retained certain intellectual property rights to the biomarkers identified in the course of these arrangements. The revenue arrangements have a stated term and the Company has no obligations or ongoing commitments after the specified term of the arrangement.

Revenue generated from collaborations and initiatives, such as those described in Note 17, include revenue from research services and technology licensing agreements. Under these arrangements, the

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Company is contractually obligated to provide research services and project oversight and administration. The rights to the results of the research, including any intellectual property developed, are licensed to all the members of the collaboration at the inception of the arrangement. The Company has accounted for all deliverables, which include the research services, oversight and administration and the rights to the intellectual property developed, as a single unit of accounting as there is no stand alone value to of the individual elements and no evidence of fair value for the undelivered elements. The Company considers the terms and conditions of each agreement and recognizes revenues based upon a proportional performance methodology. This methodology involves recognizing revenue over the term of the agreement, as underlying research costs are incurred, and measured on the basis of input measures such as labor or instrument hours expended. The Company believes that these input measures approximate the output measures as the costs incurred are directly proportional to the services that are being provided. The Company makes adjustments, if necessary, to the estimates used in its calculations as work progresses and as such changes are known. The principal costs under these agreements are for personnel and instrumentation expenses to conduct research and development but also include costs for materials and other direct and indirect items necessary to complete the research under these agreements. Actual results may vary from the Company’s estimates.

Payments received on uncompleted long-term contracts may be greater than incurred costs and estimated earnings and have been recorded as deferred revenues in the accompanying consolidated balance sheets. Payments received prior to commencement of a contract are recorded as customer deposits.

Cost of revenue

Cost of revenue consists primarily of research and development expenses incurred in connection with the collaborative research and development agreements and biomarker discovery and analysis services agreements. Expenses include both outside services and internal personnel costs, laboratory consumables, license fees and overhead expenses related to providing these services. The majority of the cost of revenue in the periods presented are incurred in connection with the HRP initiative discussed in Note 17.

Research and development Costs

Research and development costs are expensed as incurred. Nonrefundable advance payments, if any, for goods or services used in research and development are recognized as an expense as the related goods are delivered or services are performed. Research and development expenses include labor, materials and supplies and overhead.

Deferred offering costs

Costs directly associated with the Company’s proposed initial public offering of common stock, totaling $65,000 at December 31, 2009, have been deferred. Upon completion of the offering, such costs will be recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders’ deficit. If a successful offering no longer appears probable, such costs will be expensed.

During 2007, the Company commenced an effort to complete an initial public offering of the Company’s common stock. The last amendment to the registration statement related to the proposed 2007 offering was filed with the Securities and Exchange Commission in December 2007. In January 2008, the Board of Directors decided to terminate the proposed offering. The costs related to the offering totaling $3,154,000 have been recorded in operating expenses in the statement of operations for the year ended December 31, 2007.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Long-lived assets and intangible assets

The Company records acquired intangible assets at their respective estimated fair values at the date of acquisition. The only intangible asset recognized at December 31, 2008 and 2009 relates to the costs of completed technology acquired for use in connection with the Company’s development of a diagnostic test based on galectin-3, a biomarker for congestive heart failure. The assigned life is 10 years, which is comprised of three to five years of development of the tests followed by the commercial life of the diagnostic test.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including intangible assets, may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of the impairment is calculated as the difference between the carrying value and fair value. No impairments have been recognized in the periods presented.

Stock-based compensation

Stock-based compensation expense is recognized based on the grant-date fair value using the Black-Scholes valuation model. The Company is recognizing compensation costs only for those stock-based awards expected to vest after considering expected forfeitures. Cumulative compensation expense is at least equal to the compensation expense for vested awards. Stock-based compensation is recognized on a straight-line basis over the service period of each award.

Income taxes

Deferred tax assets and liabilities are recorded to reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured under enacted tax laws. A valuation allowance is required to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions. The tax benefits recorded are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is “more likely than not” to be realized following resolution of any uncertainty related to the tax benefit, assuming that the matter in question will be raised by the tax authorities. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense. At December 31, 2009, the Company had not identified any significant uncertain tax positions.

Net loss attributable to common stockholders per share

Basic net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period, determined using the treasury-stock method and the as if-converted method, for convertible securities, if inclusion of these is not antidilutive. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The following table summarizes the computation of basic and diluted net loss per share applicable to common stockholders for the years ended December 31:

	2007	2008	2009
	(in thousands, except share and per share data)
Net loss	$(11,394)	$(15,074)	$(16,137)
Accretion of preferred stock	(368)	(872)	(977)

Net loss attributable to common stockholders	$(11,762)	$(15,946)	$(17,114)

Weighted-average number of shares — basic and diluted	2,843,773	2,889,513	2,930,818
Net loss per share attributable to common stockholders — basic and diluted	$(4.14)	$(5.52)	$(5.84)

The following potential common shares were excluded from the computation of diluted net loss per share attributable to common stockholders because they had an antidilutive impact due to the losses reported:

	2007	2008	2009
Options to purchase common stock	1,872,621	1,772,109	2,854,547
Warrants to purchase common stock	763,974	914,753	898,936
Warrants to purchase redeemable convertible preferred stock	—	55,381	55,381
Conversion of redeemable convertible preferred stock	5,833,725	9,541,931	9,541,931
Conversion of convertible debt	262,040	—	—

Pro forma basic and dilutive net loss per share was calculated assuming the conversion of redeemable convertible preferred stock as follows (unaudited):

Year ended December 31, 2009
(in thousands, except share and per share data)
Pro forma loss per share — basic and diluted
Numerator:
Net loss attributable to common stockholders	$(17,114)
Add: Accretion of redeemable convertible preferred stock	977

Pro-forma net loss	$(16,137)

Denominator:
Weighted-average shares outstanding used in computing per share amounts	2,930,818
Add: Adjustment to reflect assumed effect of conversion of redeemable convertible preferred stock	9,541,931

Pro forma weighted-average shares outstanding used in computing per share amounts	12,472,749

Pro forma net loss per share — basic and diluted	$(1.29)

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Redeemable convertible preferred stock

The Company classifies redeemable convertible preferred stock that is redeemable outside of the Company’s control outside of permanent equity. The Company records redeemable preferred stock at fair value upon issuance, net of any issuance costs or discounts, and the carrying value is increased by periodic accretion to its redemption value. These increases are effected through charges against retained earnings, if any, and then to the additional paid-in capital.

Warrant liability

Freestanding warrants related to shares that are redeemable, contingently redeemable or for purchases of common stock that are not indexed to the Company’s own stock are classified as a liability on the Company’s balance sheet. Changes in the fair value of these warrants are recorded in the statement of operations. The Company classifies the liability as noncurrent as settlement is not expected within the next twelve months.

Segment data

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company, which uses consolidated financial information in determining how to allocate resources and assess performance, has determined that it operates in one segment.

Recent accounting pronouncements

In June 2008, the Financial Accounting Standards Board (the “FASB”) issued guidance that requires an entity to use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. The Company adopted this guidance beginning January 1, 2009, and the impact of adoption was not material to the consolidated financial statements.

In September 2009, the FASB issued authoritative guidance that modifies the accounting for revenue arrangements with multiple elements. This guidance requires an entity to allocate revenue to each unit of accounting in multiple deliverable arrangements based on the relative selling price of each deliverable. It also changes the level of evidence of stand-alone selling prices required to separate deliverables by allowing an entity to make its best estimate of the stand-alone selling price of the deliverables when more objective evidence of selling price is not available. Implementation of this guidance is required no later than fiscal years beginning after June 15, 2010 and this guidance may be applied prospectively to new or materially modified arrangements after the effective date or retrospectively. Early application is permitted. The Company has not yet evaluated the impact that this guidance may have on its financial statements.

3.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of accounts receivable, marketable securities, accounts payable, long-term debt and certain warrant obligations. The carrying amounts of accounts receivable and accounts payable are considered reasonable estimates of their fair value, due to the short maturity of these instruments. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and average maturities as the Company’s long-term debt, the fair value of long-term debt was not significantly different than the carrying value at December 31, 2009.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Accounting literature provides a fair value hierarchy, which classifies fair value measurements based on the inputs used in measuring fair value. These inputs include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table represents information about the assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

Description	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets:
Cash equivalents	—	$7,739	—	$7,739
Marketable securities	2,050	—	—	2,050
Liabilities:
Warrant liability	—	—	$471	$471

The following table presents information about the assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

Description	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets:
Cash equivalents	$19,649	—	—	$19,649
Restricted cash equivalents	2,910	—	—	2,910
Marketable securities	4,250	—	—	4,250
Restricted short-term investments	6,025	—	—	6,025
Liabilities:
Warrant liability	—	—	$445	$445

The Company’s cash equivalents consist of money market funds recorded at fair value, which approximates cost. Marketable securities consist of commercial paper and other short-term debt instruments. Fair value of the cash equivalents and the marketable securities are measured based on quoted prices for identical assets or for similar assets if a quoted price is unavailable for an identical asset. The fair value of the preferred stock warrants was determined using the Black-Scholes option pricing method (Note 10).

The following table provides a roll-forward of the fair value of the preferred stock warrant liability categorized with Level 3 inputs:

Preferred stock warrant
(in thousands)
Balance — January 1, 2008	$—
Issuance of preferred stock warrant	445

Balance — December 31, 2008	445
Increase in fair value — recognized in operations as other expense	26

Balance — December 31, 2009	$471

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

4.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

	Estimated useful life	2008	2009
	(in thousands)
Laboratory equipment	3-5 years	$3,570	$4,233
Laboratory equipment under capital lease	3-5 years	331	—
Computer equipment	3 years	2,490	2,599
Office furniture	5 years	163	165
Leasehold improvements	4 years	836	456

		7,390	7,453
Less: Accumulated depreciation		(6,226)	(6,470)

Property and equipment, net		$1,164	$983

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was $622,000, $593,000 and $628,000, respectively.

5.    INTANGIBLE ASSETS

Intangible assets at December 31, 2008 and 2009 are comprised of a completed technology that has been obtained under a perpetual license (Note 16). The asset is being amortized over its economic life, which has been determined to be 10 years. Accumulated amortization totaled $0 and $125,000 at December 31, 2008 and 2009, respectively. The amortization expense for the next 5 years is expected to approximate $85,000 annually.

6.    ACCRUED EXPENSES

Accrued expenses at December 31 consist of:

	2008	2009
	(in thousands)
Employee compensation and related costs	$422	$794
Consulting and professional service fees	521	578
Outsourced services and sample acquisition	878	530
Licensing fees	80	84
Other	79	46

Total accrued expenses	$1,980	$2,032

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

7.    INCOME TAXES

The Company had no income tax provision during the years ended December 31, 2008 and 2009. Components of the net deferred tax asset at December 31, 2008 and 2009 are as follows:

	2008	2009
	(in thousands)
Net operating loss carryforwards	$13,203	$21,440
Tax credit carryforwards	1,989	2,483
Capitalized research and development costs	4,478	4,007
Deferred revenue	2,617	269
Non-qualified employee stock options	1,033	1,355
Other temporary differences	350	444

	23,670	29,998
Valuation allowance	(23,670)	(29,998)

Net deferred tax asset	$—	$—

At December 31, 2009, the Company had available federal net operating loss carryforwards and capitalized research and development of $54,583,000 that expire at various dates through 2029. In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets at December 31, 2008 and 2009 since it is more likely than not that these future tax benefits will not be realized. During 2007, 2008 and 2009, the valuation allowance increased by approximately $4,198,000, $3,376,000 and $6,328,000, respectively.

At December 31, 2008 and 2009, the Company had federal and state research and development credit carryforwards of $1,989,000 and $2,483,000, respectively. The net credit carryforwards may be used to offset future income taxes and expire at various dates through 2029. Changes in the Company’s ownership, as defined in the U.S. Internal Revenue Code, may limit the Company’s ability to utilize the tax credit and net operating loss carryforwards. The Company paid no income tax for the years ended December 31, 2007, 2008 and 2009.

The Company files tax returns in the United States, Massachusetts and other states. The tax years 2004 through 2008 remain open to examination by major taxing jurisdictions to which the Company is subject, which are primarily the United States federal and Massachusetts, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service or state tax authorities if they have or will be used in a future period. The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years. The Company recognizes both accrued interest and penalties related to unrecognized benefits in income tax expense. The Company has not recorded any interest or penalties on any unrecognized tax benefits since its inception. The Company does not believe material uncertain tax positions have arisen to date, and as a result, no reserves for these matters have been recorded.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

8.    CONVERTIBLE PROMISSORY NOTES

On December 27, 2007 the Company entered into an agreement with various stockholders to issue $2,000,000 of convertible promissory notes (“2007 Convertible Notes”). Approximately $1,400,000 of the convertible promissory notes was outstanding as of December 31, 2007. In January 2008, the remaining $600,000 of the 2007 Convertible Notes were issued.

On March 28, 2008, the Company issued an additional $2,000,000 of convertible promissory notes to the same investors (“March 2008 Convertible Notes”).

On June 20, 2008, the Company issued $2,000,000 of convertible promissory notes to its Series C preferred stock holder (“June 2008 Convertible Notes”).

Principal and unpaid interest, accrued at a rate of 10% per annum, was due and payable upon demand of the holders of 75% of the principal amount of the notes at any time, unless sooner accelerated upon an event of default or liquidation or sale/merger of the Company.

In connection with the issuance of the March 2008 Convertible Notes and June 2008 Convertible Notes, warrants to purchase 110,760 and 55,383 shares, respectively, of the Company’s common stock at an exercise price of $0.02 per share were issued by the Company. The warrants are exercisable for a period of 10 years from the date of issuance.

The warrants were valued using the Black-Scholes option pricing model using the following assumptions: fair value of the underlying common stock of $7.50 per share; volatility of 65%; no dividend yield; risk-free interest rate of 3.83%; and an expected life of ten years. The relative fair value of the warrants, aggregating $1,032,000, was recorded as interest expense immediately as the debt was due on demand.

The principal and interest on the 2007 Convertible Notes, the March 2008 Convertible Notes, and the June 2008 Convertible Notes, collectively “the Convertible Notes”, were convertible at any time into Series A redeemable convertible preferred stock at a conversion price of $1.50 per share. The Convertible Notes conversion feature automatically changes to allow the holders to convert to a new class of preferred stock at the time and price of the Company’s next financing of at least $5,000,000. The Company recognized and measured the beneficial conversion feature of the Convertible Notes and associated warrants by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The difference between the effective conversion price and the fair value of the securities into which the debt was convertible at the commitment date resulted in a beneficial conversion feature on the Convertible Notes aggregating to $3,442,000. The beneficial conversion feature was recognized in interest expense immediately upon respective funding events as the Convertible Notes were due on demand. As such, $434,000 was charged to interest expense in 2007 and $3,008,000 was charged to interest expense in 2008.

On July 10, 2008, the face value of the Convertible Notes totaling $6,000,000 plus accrued interest, totaling $173,000, converted into 949,720 shares of Series D preferred stock at $6.50 per share (Note 12). Upon conversion, a charge related to the beneficial conversion feature was recognized for the interest accrued on the Convertible Notes. This feature was measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The difference between the effective conversion price and the fair value of the securities into which the debt was convertible at the commitment date resulted in a beneficial conversion feature of approximately $70,000, and was charged to interest expense immediately.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

9.    TERM LOAN

On November 9, 2007, the Company entered into a senior secured term loan with a financial institution to support general working capital and operations. The Company drew down an initial tranche of $2,000,000, out of $3,000,000 available at that time and drew the remaining $1,000,000 in March 2008. Borrowings bear a fixed interest rate of 10.25%. The term loan is secured by substantially all of the Company’s assets, including its intellectual property, but excluding its equipment. Pursuant to a loan modification agreement in late 2008, the security interest in the Company’s intellectual property was released and replaced with a negative pledge. The outstanding principal may be prepaid at the option of the Company with no penalty.

At December 31, 2009, the principal maturities of the term loan were as follows:

(in thousands)
2010	$1,200
2011	100

1,300
Less unamortized discount	(48)

Outstanding principal	1,252
Less: Current portion	(1,156)

Long-term loan outstanding	$96

10.    PREFERRED STOCK WARRANT LIABILITY

Warrants to purchase an aggregate of 46,093 shares of the Company’s common stock were issued in connection with the term loan and the subsequent loan modification agreements. These warrants were issued at an exercise price of $13.02 per share. In the event the Company completed a preferred stock financing, the warrants became exercisable for the purchase of shares of the preferred stock of that offering at the applicable preferred stock price. As a result of the issuance of the Series D preferred stock in July 2008 (Note 12), the warrants initially issued to purchase shares of common stock in connection with the term loan became exercisable for the purchase of Series D preferred stock with an exercise price of $6.50 per share. The warrants are exercisable for a period of 10 years from the date of issuance.

The warrants were initially valued under the Black-Scholes option pricing model using the following assumptions: fair value of the underlying common stock of $7.50 per share; volatility of 65%; no dividend yield; weighted-average risk free interest rates of 3.91%; and an expected life of ten years. The fair value of the warrants, aggregating $227,000, was recorded as a debt discount and is being amortized as interest expense over the term of the term loan. Non-cash interest expense related to the debt discount created by these warrants of $65,000, $45,000 and $55,000 was recorded for the years ended December 31, 2007, 2008 and 2009, respectively.

Warrants for the purchase of shares that are puttable or mandatorily redeemable are liabilities regardless of the timing of the redemption feature of the stock or the redemption price. Given that the Series D preferred stock is contingently redeemable and is thereby effectively “puttable”, the warrants are classified as a liability and measured at fair value. Fair value of the preferred stock warrant liability was measured using the Black-Scholes valuation model using the contractual term of ten years, fair value of underlying Series D Preferred Stock of $6.50 per share; volatility of 65%; no dividend yield; risk free interest rate of 3.83% and a weighted-average expected life of 9.63 years. As such, the Company

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

reclassified the $445,000 fair value of the warrants from additional paid in capital to a long-term liability when the warrants became exercisable for preferred stock. Changes in the fair value of the warrants are recognized in the statement of operations. Cumulative changes in fair value subsequent to the reclassification at December 31, 2008 and 2009 were $0 and $26,000, respectively.

The assumptions included in the Black-Scholes model at December 31, 2008 and 2009 were as follows:

	2008	2009
Risk-free interest rate	3.91%	3.39%
Expected dividend yield	0%	0%
Weighted-average remaining contractual term	9.2 years	8.2 years
Expected volatility	65%	71%
Fair value of underlying share of Series D preferred stock	$6.50	$6.90

11.    LINES OF CREDIT

In March, June and September 2007, the Company drew funds under a line of credit with its equipment note holder in the amount of $1,036,000. This line of credit was available up to $1,100,000 until the end of October 2007. The remaining available balance of $64,000 expired unused.

The credit line requires monthly payments of principal and interest, with interest at rates of 10.78% to 11.54%. The borrowings were secured by the Company’s nonpledged equipment. On July 16, 2008, the Company prepaid the remaining balance of the credit line and accrued interest along with prepayment penalties and legal fees in the amount of $53,000, which were classified as interest expense.

The Company issued warrants in connection with the drawing of funds to the equipment note holder to purchase 3,870 shares of common stock, with an exercise price of $5.35 per share. These warrants will expire between March and September 2017, respectively. The warrants were valued using the Black-Scholes option pricing model using the following assumptions: weighted-average fair value of underlying common stock of $13.88 per share; volatility of 65%; no dividend yield; weighted-average risk-free interest rate of 4.76%; and an expected life of ten years. The fair value of the warrants, $47,000, was recorded as a debt discount and was amortized as interest expense over the term of the note. Interest expense related to this discount in the amount of $7,000 and $40,000 was recorded for the years ended December 31, 2007 and December 31, 2008, respectively.

12.    PREFERRED STOCK

The Series A preferred stock, Series A-1 preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock are collectively known as “Preferred Stock.”

In May 2007, the Company received $5,000,000 from the sale of 1,369,863 shares of Series C preferred stock at a price of $3.65 per share.

In July 2008, the Company received approximately $33.8 million, $32.0 million net of issuance costs, from the sale of 5,204,126 shares of Series D preferred stock at a price of $6.50 per share. In addition, convertible debt and accrued interest totaling $6,173,000 was converted into 949,720 shares of Series D preferred stock.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The rights associated with each class of preferred stock are as follows:

Dividends

Holders of each share of Preferred Stock are entitled to receive dividends as and when declared by the Board of Directors.

Voting rights

Holders of each share of Preferred Stock are entitled to that number of votes equal to the largest number of whole shares of common stock into which a holder’s shares of preferred stock could be converted as of the record date of any vote.

Conversion rights

Shares of Series A, Series A-1, Series B, Series C and Series D preferred stock are convertible, at the option of the holder, into shares of the Company’s common stock at a conversion value of $5.35, $7.20, $15.02, $12.50, and $10.83 per share, respectively, subject to certain antidilution adjustments. All outstanding shares of preferred stock automatically convert into common stock upon the closing of a qualified public offering of the Company’s common stock. In the event of a public offering that is not a qualified public offering, the Preferred Stock may convert at the written election of 2/3 of the holders of the Preferred Stock, voting together as a single class.

Redemption rights

At any time after July 31, 2011, at the written election of the holders of at least 66 2/3% of the Company’s outstanding shares of Series A, Series A-1, Series C and Series D preferred stock, voting together as a single class, redemption shall occur at the following rates, at a price equal to the original purchase price of $1.50, $2.02, $3.65 and $6.50 for the Series A, Series A-1, Series C and Series D preferred stock, respectively, plus all accrued but unpaid dividends:

Redemption date	Percent of outstanding Series A, A-1, C and D shares contingently redeemable
July 31, 2011	33%
July 31, 2012	50%
July 31, 2013	100%

Liquidation preference

In the event of any liquidation, dissolution or winding-up of the Company, which would include the sale of the Company, the Series D preferred stockholders shall be entitled to be paid prior and in preference to the holders of Series A, A-1, B and C preferred stockholders, which shall be pari passu, before any distribution or payment is made upon the common stock, to be paid an amount equal to the original purchase price per share, plus all declared but unpaid dividends thereon. The original issue purchase price per share of the Series A, Series A-1, Series B, Series C and Series D preferred stock were $1.50, $2.02, $4.21, $3.65 and $6.50, respectively. Any assets remaining following the preferential distribution to the holders of preferred stock shall be available for distribution ratably among the holders of common stock.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Beneficial conversion features

At the time of the issuance of Series C redeemable convertible preferred stock, the common stock into which the redeemable convertible preferred stock is convertible had a fair value greater than the effective conversion price of the redeemable convertible preferred stock. The difference between the effective conversion price and the fair value of the common shares into which the preferred stock was convertible at the commitment date resulted in a beneficial conversion feature of approximately $3,068,000. The beneficial conversion feature was recorded as a decrease to the redeemable convertible preferred stock in 2007 and an increase to additional paid-in capital. The accretion of the Preferred Stock to the redemption value is computed using the effective yield method and was $368,000, $599,000 and $373,000 for the years ended December 31, 2007, 2008 and 2009, respectively. The conversion price is automatically adjusted for issuance of common stock or convertible preferred stock that is considered to be anti-dilutive to the existing Preferred Stock. The effect of any adjustment represents a contingent beneficial conversion feature that will be recorded upon conversion.

Registration rights

The holders of shares of Preferred Stock and certain warrants are entitled to certain registration rights, including demand rights and piggyback rights, with respect to these securities, as set forth in the registration rights agreement between the Company and the holders of these securities or the terms of the warrants. These registration rights would require the Company to use its best efforts to register the shares of the Company’s common stock underlying the preferred stock, warrants and convertible debt for sale under the Securities Act of 1933, subject to certain conditions and limitations. The cost of registration would be incurred by the Company.

Reserved shares

The Company has reserved 13,506,768 shares of common stock for potential conversion of the preferred stock and for the exercise of outstanding warrants and options to purchase common stock.

13.    STOCK-BASED COMPENSATION

In June 2001, the Company adopted the 2001 Stock Option and Incentive Plan that provides for the granting of stock options and other equity interests in the Company to employees, officers, directors, consultants and advisors of the Company (as amended, the “2001 Plan”). The stock options have terms ranging from eight to ten years. Vesting of options is set at the discretion of the board of directors, but is generally over four years.

The Company accounts for stock-based awards issued to non-employees by recognizing compensation expense based on the fair value of such awards over the vesting period of the award.

An aggregate of 3,112,927 shares of common stock are authorized for grants under the 2001 Plan. Total shares of stock available for future grants were 155,973 at December 31, 2009, and all shares issued upon exercise are newly issued shares.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2007	2008	2009
Risk-free interest rate	4.47% – 5.06%	3.48%	1.64% – 3.19%
Expected dividend yield	0%	0%	0%
Expected life	5.00 – 6.25 years	5.25 – 6.25 years	5.25 – 6.25 years
Expected volatility	63% – 65%	61% – 63%	64% – 67%
Weighted-average grant date fair value	$13.80	$3.70	$4.42

The fair value of the common stock underlying the stock options has been determined by the Board of Directors at each award grant date based upon a variety of factors, including: independent stock valuations, the illiquid nature of the investment in the Company’s common stock, the Company’s historical performance, the preferences (including the liquation and redemption) of the Company’s outstanding preferred stock, the Company’s future prospects, the risks associated with the completion of the Company’s business plan and products, and the purchase price of the Company’s stock issued to third parties in arms-length transactions.

The Company does not have a history of market prices of the common stock as it is not a public company, and, as such, volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method, which calculates the expected life based upon the midpoint of the term of the award and the vesting period. The Company uses the simplified method because it does not have sufficient option exercise data to provide a reasonable basis upon which to estimate the expected term. The Company has no history of paying dividends nor does management expect to pay dividends over the contractual terms of these options. The risk-free interest rates are based on the United States Treasury yield curve in effect at the time of grant, with maturities approximating the expected life of the stock options.

Stock compensation costs have not been capitalized by the Company. Total stock compensation cost has been recognized in the statement of operations as follows:

	2007	2008	2009
	(in thousands)
Research and development expense	$884	$452	$565
Selling, general and administrative expense	1,026	1,152	1,816

Total stock compensation cost	$1,910	$1,604	$2,381

In September 2008 the Company cancelled 117,750 outstanding stock options for four employees and two members of the Board of Directors. These options had been granted at an exercise price of $14.62 during 2007. The cancellation of these awards was accompanied by a concurrent grant of replacement stock options issued with an exercise price of $7.50 per share. The modification of these grants was accounted for as an exchange of the original grants for new grants. The incremental compensation cost was measured as the excess of the fair value of the modified grants determined over the fair value of the original award immediately before modification. The awards were measured based on the fair value share price and the other pertinent factors at that date. Compensation expense was recognized immediately for the portion of the expense that related to the previously vested options. The balance of the excess compensation cost will be recognized over the remaining vesting period for the respective replacement awards. Compensation expense is continuing to be recorded over the original vesting period. The incremental compensation cost arising from this modification totaled $134,000.

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The following table summarizes information about stock options activity during 2009:

	Number of shares	Weighted- average exercise price

Outstanding, January 1, 2009	1,772,109	$1.78
Granted	1,358,991	7.53
Exercised	(26,368)	0.73
Forfeited	(250,185)	2.63

Outstanding, December 31, 2009	2,854,547	$4.45

Substantially all options outstanding at December 31, 2009 are expected to vest. During 2007, 2008 and 2009, the Company received $22,000, $29,000 and $20,000 upon exercise of stock options. The intrinsic value of the options exercised in 2007, 2008 and 2009 was immaterial.

As of December 31, 2009, options for 1,559,234 shares at a weighted-average exercise price of $2.08 were vested and exercisable. These options have a weighted-average remaining contractual term of 4.75 years. Compensation cost of approximately $5,574,000 was unrecognized for nonvested awards as of December 31, 2009. The weighted-average period over which such compensation is expected to be recognized is 2.5 years.

In January 2010, the Board of Directors authorized the Company to settle a portion of the 2009 employee bonus by issuing fully vested employee stock options.

14.    Warrants

In connection with the various debt issuances discussed in Notes 8, 9 and 11, the Company has issued warrants to purchase common stock to the debt holders. All warrants have a contractual term of ten years from the date of issuance and may be net share-settled at the option of the warrant holder.

In connection with the Series D preferred stock financing, 46,093 common stock warrants converted into 92,305 Series D preferred stock warrants at an exercise price of $6.50 per share (Note 10).

On September 28, 2009, the Company issued 4,535 shares of its common stock to a previous equipment note holder as a result of the net exercise of warrants originally issued for 15,817 shares at an exercise price of $5.35 per share.

The following is a summary of activity for common stock warrants for the year ended December 31, 2009:

	Common stock warrants	Weighted- average exercise price
Outstanding, January 1, 2009	914,753	$0.23
Exercised	(15,817)	5.35

Outstanding, December 31, 2009	898,936	$0.15

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The following is a summary of all outstanding common stock warrants as of December 31, 2009:

Warrants outstanding	Weighted-average exercise price	Expiration date
14,018	$5.35	2012
626,133	$0.03	2015
88,772	$0.15	2016
3,870	$5.35	2017
166,143	$0.02	2018

898,936

At December 31, 2009, there are 5,738 warrants outstanding with an exercise price of $5.35 that are not considered indexed to the Company’s own stock due to price protection provisions. These warrants are accounted for as liabilities and are adjusted to fair value at each reporting date. The fair value at December 31, 2009 was insignificant.

15.    COMMITMENTS AND CONTINGENCIES

Operating leases

The Company entered into noncancelable operating leases for office/clinical facilities and office facilities located in Waltham, Massachusetts through March 31, 2013, with a renewal option for an additional five years. The Company has also entered into various operating lease agreements for laboratory, computer and office equipment. Rent expense under these operating leases totaled $794,000, $2,362,000 and $1,285,000 for the years ended December 31, 2007, 2008 and 2009, respectively.

Future minimum payments under the Company’s operating leases at December 31, 2009, are as follows:

Year	Operating lease obligations
(in thousands)
2010	$616
2011	616
2012	616
2013	154

Total minimum lease payments	$2,002

Employment agreements

The Company has entered into agreements with certain members of senior management. The terms of these agreements include noncompete and nondisclosure provisions as well as provide for defined severance payments and acceleration of vesting of share based awards.

Other commitments

The Company has committed to certain payments over the next four years related to a supply agreement, a research services agreement and development studies. The Company’s obligations are as follows: $625,000 in 2010, $487,000 in 2011, and $100,000 in each of 2012 and 2013. In addition, the

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Company may be obligated to pay up to $800,000 in milestone payments under a funding agreement with Fujirebio for its galectin-3 test. These payments are contingent upon the achievement of certain development milestones.

Included in the foregoing commitments is approximately $300,000 that is due to one of the holders of the Company’s preferred stock. During the years ended December 31, 2007, 2008 and 2009, the cost of revenue includes $420,000, $976,000 and $262,000, respectively, related to payments made to this stockholder in connection with services and samples acquired in connection with the HRP initiative discussed in Note 17.

16.    LICENSING AGREEMENTS

In May 2007, the Company entered into a biomarker product license with ACS Biomarker B.V. (“ACS Biomarker”). ACS Biomarker, a company that was formed with technology exclusively licensed from the University of Maastricht and other parties, was founded to develop and commercialize cardiovascular biomarkers discovered at the Cardiovascular Research Institute Maastricht, or CARIM. Pursuant to the agreement, as supplemented by two licensing addenda entered into in May 2007, ACS Biomarker granted the Company an exclusive worldwide sublicense to develop and commercialize two proprietary cardiovascular biomarkers for congestive heart failure, galectin-3 and thrombospondin-2, licensed by it from the University of Maastricht. The licenses are perpetual in duration and permit the Company to sublicense the rights to third parties. In addition, the Company has sublicensed the rights to certain peptides for use in diagnosing atherothrombic vascular disease. The Company also has the right to exclusively negotiate a license to any additional biomarkers for which ACS Biomarker holds rights and determines to offer to any third party, but ACS Biomarker is not obligated to grant the Company rights to such biomarkers.

The agreement provides for the Company to make payments to ACS Biomarker in connection with licensing two biomarkers for which the Company intends to develop commercial diagnostic products including the Company’s galectin-3 test. Initial licensing fees of $250,000 were paid in 2007, 2008 and 2009 and were capitalized as intangible assets and are being amortized over the economic life of the technology. The agreement provides for the Company to make a royalty prepayment of $250,000 related to each licensed biomarker upon the occurrence of the first of (i) regulatory approval of a product that incorporates the corresponding licensed biomarker or (ii) the issuance of a U.S. or European Union patent covering a product that incorporates the corresponding licensed biomarker. The Company is obligated to pay royalties to ACS Biomarker, and the amount of such royalties is dependent upon the amount and nature of the product sales or sublicensing income that incorporates the licensed biomarkers, which would include product sales or sublicensing income generated from the Company’s galectin-3 test.

17.    STRATEGIC ALLIANCES AND RESEARCH DEVELOPMENT AGREEMENTS

The following represents significant strategic alliances and research and development collaborations not already discussed in the notes to the financial statements. Generally, the revenue for each of these arrangements approximates the costs incurred during the same period.

Liver toxicity based study program

In 2006, the Company began the Liver Toxicity Biomarker Study Program (“LTBS”) with the FDA’s Division of Systems Toxicology, National Center for Toxicological Research. The research is conducted under a Cooperative Research and Development Agreement (“CRADA”) with the FDA. The goal of the

BG Medicine, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

LTBS program was to advance the understanding of drug-induced liver toxicity. Seven participation agreements were executed with several sponsors through March 2007. Each contract had fees totaling $350,000. Participating companies including the FDA have certain rights to the data and intellectual property originating from this research; however, the Company has no remaining obligations to any party under the LTBS or the CRADA. Payments totaling $2,450,000 were received through December 31, 2008, and the Company recognized revenues totaling $839,000 and $1,611,000 during the years ended December 31, 2007 and 2008, respectively. The LTBS and CRADA expired in 2008 and there are no remaining obligations.

HRP initiative

In July 2006, the Company executed the first participation agreement under the HRP initiative. This program is a joint research and development effort to advance the understanding, recognition and management of high-risk plaque for the benefit of all stakeholders in the healthcare system. The first agreement was executed with Merck & Co., Inc. In November 2006, the second participation agreement was executed with AstraZeneca. Both these agreements have total fees of $5 million each. The third agreement was executed in December 2006 with Royal Philips Electronics. Cash compensation under this particular agreement will be $3.95 million with the remaining $1.05 million to be provided in-kind contributions of equipment and services.

During 2008, the Company received additional funding commitments from Takeda Pharmaceuticals and Abbott Pharmaceuticals. Both these agreements have total fees of $5 million each, raising the total commitments to approximately $25 million. The HRP initiative consists of a series of pre-competitive research and development projects, which are executed by the Company. The participation agreements require that all funding paid to the Company by participants in support of this initiative be held by the Company in a segregated cash account. As set forth in the participation agreements, the work undertaken by the Company is governed by the joint steering committee (the “JSC”). The JSC is responsible for overseeing the conduct and progress of the HRP initiative, including finalizing and approving program activities, program and activity budgets, external communications, patent filings, third-party licensing and commercialization of data and rights under the HRP initiative. The Company functions as the coordinator and administrator for the HRP initiative, and the Company will own any inventions and data that are conceived in the conduct of the HRP initiative. The Company has granted each participating company a non-exclusive, perpetual, royalty-free license to all such inventions and data for any and all uses. Each participation agreement expires upon the earlier of the completion of the HRP initiative or the fifth anniversary of such agreement, unless otherwise terminated. At December 31, 2009, the funding for the HRP initiative has been expended and the Company and participating members are considering future funding options. As of December 31, 2009, there are no remaining obligations to the participants.

Revenues recognized during the year ended December 31, 2007, 2008 and 2009 totaled $5,086,000, $12,039,000 and $6,478,000, respectively, for this arrangement.

18.    401(K) SAVINGS PLAN

In October 2001, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code covering all of its employees. Employees may make contributions by withholding a percentage of their salary. The Company has not made any matching contributions into the plan through December 31, 2009.

BG Medicine, Inc. and Subsidiary

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2009	September 30, 2010	Pro forma as of September 30, 2010 (Note 1)
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$8,343	$2,855	$2,855
Marketable securities at fair value	2,050	—	—
Accounts receivable	278	180	180
Prepaid expenses and other current assets	244	160	160

Total current assets	10,915	3,195	3,195
Property and equipment, net	983	692	692
Intangible assets, net	625	562	562
Deferred offering costs	65	1,484	1,484
Deposits and other assets	37	36	36

Total assets	$12,625	$5,969	$5,969

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities
Term loan, current portion	$1,156	$388	$388
Bridge notes, including accrued interest	—	4,121	—
Accounts payable	1,027	835	835
Accrued expenses	2,032	2,382	2,382
Deferred revenue and customer deposits	685	773	773

Total current liabilities	4,900	8,499	4,378
Term loan, net of current portion	96	—	—
Warrant liability	471	509	46

Total liabilities	5,467	9,008	4,424

Redeemable convertible preferred stock
Series A redeemable convertible preferred stock; $.001 par value; 16,017,067 shares authorized; 15,823,566 shares issued and outstanding at December 31, 2009 and September 30, 2010; liquidation preference of $23,735 at September 30, 2010; no shares outstanding at September 30, 2010, pro forma	23,735	23,735	—
Series A-1 redeemable convertible preferred stock; $.001 par value; 2,475,247 shares authorized, issued and outstanding at December 31, 2009 and September 30, 2010; liquidation preference of $5,000 at September 30, 2010; no shares outstanding at September 30, 2010, pro forma	5,000	5,000	—
Series C redeemable convertible preferred stock; $.001 par value; 1,369,863 shares authorized, issued and outstanding at December 31, 2009 and September 30, 2010; liquidation preference of $5,000 at September 30, 2010; no shares outstanding at September 30, 2010, pro forma	3,272	3,583	—
Series D redeemable convertible preferred stock; $.001 par value; 6,246,151 shares authorized; 6,153,846 shares issued and outstanding at December 31, 2009 and September 30, 2010; liquidation preference of $40,000 at September 30, 2010; no shares outstanding at September 30, 2010, pro forma	39,052	39,510	—

Total redeemable convertible preferred stock	71,059	71,828	—

Stockholders’ (deficit) equity
Series B convertible preferred stock; $.001 par value; 2,000,000 shares authorized; 1,138,716 shares issued and outstanding at December 31, 2009 and September 30, 2010; liquidation preference of $4,794 at September 30, 2010; no shares outstanding at September 30, 2010, pro forma	1,708	1,708	—
Common stock; $.001 par value; 60,000,000 shares authorized; 2,947,696 and 2,994,549 shares issued and outstanding at December 31, 2009 and September 30, 2010, respectively, 12,536,480 shares issued and outstanding, pro forma	3	3	13
Additional paid-in capital	12,966	15,837	93,947
Accumulated deficit	(78,576)	(92,415)	(92,415)
Accumulated other comprehensive loss	(2)	—	—

Total stockholders’ (deficit) equity	(63,901)	(74,867)	1,545

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$12,625	$5,969	$5,969

The accompanying notes are an integral part of these condensed consolidated financial statements.

BG Medicine, Inc. and Subsidiary

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,
	2009	2010
	(in thousands, except share and per share data)
Revenue	$8,117	$620

Operating Expenses:
Cost of revenue	7,902	650
Research and development	6,502	5,596
Selling, general and administrative	5,541	6,224

Total operating expenses	19,945	12,470

Loss from operations	(11,828)	(11,850)
Interest income	102	4
Interest expense	(203)	(1,964)
Other income (expense)	29	(29)

Net loss	(11,900)	(13,839)
Accretion of redeemable convertible preferred stock	(727)	(769)

Net loss attributable to common stockholders	$(12,627)	$(14,608)

Net loss attributable to common stockholders per share — basic and diluted	$(4.32)	$(4.93)

Weighted-average common shares outstanding used in computing per share amounts — basic and diluted	2,925,131	2,963,626
Pro forma net loss applicable to common stockholders per share — basic and diluted (Note 1)		$(1.11)

Pro forma weighted-average common shares outstanding used in computing per share amounts — basic and diluted (Note 1)		12,505,557

The accompanying notes are an integral part of these condensed consolidated financial statements.

BG Medicine, Inc. and Subsidiary

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Series A redeemable convertible preferred stock		Series A-1 redeemable convertible preferred stock		Series C redeemable convertible preferred stock		Series D redeemable convertible preferred stock		Total redeemable convertible preferred stock	Series B convertible preferred stock		Common stock		Additional paid-in capital	Accumu- lated deficit	Accumu- lated other compre- hensive income (loss)	Total stock- holders’ deficit	Other compre- hensive loss
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount
	(in thousands, except share data)									(in thousands, except share data)
At January 1, 2010	15,823,566	$23,735	2,475,247	$5,000	1,369,863	$3,272	6,153,846	$39,052	$71,059	1,138,716	$1,708	2,947,696	$3	$12,966	$(78,576)	$(2)	$(63,901)
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,839)	—	(13,839)	$(13,839)
Unrealized loss on available for sale securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	2	2

Total comprehensive loss																		$(13,837)

Issuance of common stock	—	—	—	—	—	—	—	—	—	—	—	46,853	—	42	—	—	42
Accretion of redeemable convertible preferred stock	—	—	—	—	—	311	—	458	769	—	—	—	—	(769)	—	—	(769)
Issuance of warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	1,697	—	—	1,697
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	1,901	—	—	1,901

At September 30, 2010	15,823,566	$23,735	2,475,247	$5,000	1,369,863	$3,583	6,153,846	$39,510	$71,828	1,138,716	$1,708	2,994,549	$3	$15,837	$(92,415)	$—	$(74,867)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BG Medicine, Inc. and Subsidiary

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2009	2010
	(in thousands)
Cash flows from operating activities
Net loss	$(11,900)	$(13,839)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	569	414
Stock-based compensation	1,749	1,738
Non-cash interest expense and changes in fair value of warrant liability	(9)	1,892
Changes in operating assets and liabilities
Restricted cash	2,910	—
Accounts receivable	(467)	98
Prepaid expenses and other assets	7	84
Accounts payable and accrued expenses	(836)	80
Deferred revenue and customer deposits	(6,465)	88

Net cash flows used in operating activities	(14,442)	(9,445)

Cash flows from investing activities
Purchases of property, equipment and intangibles	(694)	(59)
Purchases of investments	(10,290)	(598)
Proceeds from sales and maturities of investments	6,550	2,650
Proceeds from sales and maturities of restricted investments	6,025	-

Net cash flows provided by investing activities	1,591	1,993

Cash flows from financing activities
Proceeds from issuance of promissory notes and warrants	—	4,000
Deferred offering costs related to proposed initial public offering	—	(1,178)
Payments on term loan	(900)	(900)
Proceeds from the exercise of stock options	20	42
Principal payments on capital lease obligations	(56)	—

Net cash flows (used in) provided by financing activities	(936)	1,964

Net decrease in cash and cash equivalents	(13,787)	(5,488)
Cash and cash equivalents, beginning of period	20,052	8,343

Cash and cash equivalents, end of period	$6,265	$2,855

Supplemental disclosure of cash flow information
Cash paid for interest	$162	$104
Accrued deferred offering costs	—	306
Settlement of 2009 accrued bonus with stock options	—	163

The accompanying notes are an integral part of these condensed consolidated financial statements.

BG Medicine, Inc. and Subsidiary

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

1.    DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of business

BG Medicine, Inc. and subsidiary (“BG Medicine” or the “Company”) was incorporated under the laws of the State of Delaware on February 9, 2000. The Company is a life sciences company focused on the discovery, development and commercialization of novel diagnostic tests based on biomarkers for high-value market opportunities that the Company identifies. The Company is developing and commercializing novel diagnostic tests that management believes will provide clinicians with improved information to better detect and characterize disease states. The Company’s current focus is on developing multiple product candidates to address significant unmet needs in cardiovascular and other diseases. The Company has collaborations and initiatives with major pharmaceutical companies and other healthcare organizations. The Company’s headquarters and primary place of business is Waltham, Massachusetts.

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include the accounts of the Company and its wholly-owned subsidiary, BG Medicine N.V. All intercompany accounts and transactions have been eliminated in consolidation. The unaudited condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto as of and for the year ended December 31, 2009, included elsewhere in this prospectus.

Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position at September 30, 2010 and results of operations for the nine months ended September 30, 2009 and 2010. The Company considers events or transactions that occur after the balance sheet date but prior to issuance of the financial statements to provide additional evidence related to certain estimates or to identify matters that require additional disclosure. The results of the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period or for any other future year.

The condensed consolidated financial statements of the Company have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

At September 30, 2010, the Company had cash and cash equivalents totaling $2.9 million, a working capital deficit totaling $5.3 million and stockholders’ deficit of $74.9 million. During the nine month period ended September 30, 2010, the Company incurred a net loss totaling $13.8 million and used cash in operating activities totaling $9.4 million. The Company expects to continue to incur losses and use cash in operating activities through December 31, 2010 and beyond. The Company’s projected uses of cash include cash to fund operations, including continued research and product development, sales and

BG Medicine, Inc. and Subsidiary

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

AS OF SEPTEMBER 30, 2010 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

marketing related to the Company’s launch of its first commercial product, capital expenditures, and existing debt service costs. On March 30, 2010, the Company entered into a securities purchase agreement to issue an aggregate of $6.0 million principal amount of bridge notes to existing stockholders (Note 6). At September 30, 2010, $4.0 million of the notes were outstanding, and in November 2010, the Company issued the remaining balance of $2.0 million of the notes. In addition, the Company received notice of an award of $489,000 under the U.S. Government’s Qualified Therapeutic Discovery Project program, which will be received in the fourth quarter of 2010. The Company’s existing cash resources are not sufficient to fund its current business plans beyond the end of January 2011. This is based on current operations and planned activities at normal levels and does not assume any cash inflows from partnerships, disposition of non-core assets or successful completion of any equity or debt financings.

The Company will need additional funds to continue operations and the development and commercialization of its galectin-3 test and AMIPredict. The Company has commenced limited sales and marketing activities for its galectin-3 test in Europe. Management is evaluating additional sources of financing and may pursue any of the following options:

➢	partnering opportunities with pharmaceutical or biotechnology companies to pursue the development of the Company’s product candidates as companion diagnostic tests to their therapeutic products;

➢	license, sublicense, or other sources of financing relating to the development programs of the Company’s product test candidates and other intellectual property; or

➢	sale of equity or debt securities, including the proposed initial public offering of the Company’s common stock.

The sale of any equity or debt securities may result in additional dilution to the Company’s stockholders, and the Company cannot be certain that additional financing will be available in sufficient amounts or on terms acceptable to it, if at all.

If the Company is unable to obtain financing, or enter into licensing or partnering arrangements on acceptable terms, the Company will be required to implement aggressive cost reduction strategies. The most significant portion of the research and development expenses, as well as some portion of sales and marketing expenses, are discretionary and are in anticipation of development and commercial launch of the galectin-3 test. These cost reduction strategies could reduce the scope of the activities related to these development and commercialization activities and could harm the Company’s long-term financial condition and results of operations.

Unaudited Pro Forma information

The unaudited pro forma balance sheet as of September 30, 2010 reflects the conversion of all outstanding shares of preferred stock into shares of common stock and the conversion of the outstanding preferred stock warrants into warrants to purchase common stock as of that date, an event which would occur in the event of the closing of the Company’s proposed public offering on terms that result in the automatic conversion of the preferred stock and bridge notes, or upon the consent of holders of at least two-thirds of the outstanding shares of preferred stock. Unaudited pro forma net loss attributable to common stockholders per share is computed using the weighted-average number of common shares outstanding, including the pro forma effect of the conversion of all preferred stock into shares of the Company’s common stock as if such conversion had occurred at the beginning of the year.

BG Medicine, Inc. and Subsidiary

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

AS OF SEPTEMBER 30, 2010 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

Common stock split

On November     , 2010, the Company’s Board of Directors approved a 1-for-1.6667 reverse stock split of the Company’s outstanding common stock. The reverse split became effective on November     , 2010. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented.

2.    SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Intangible assets

Intangible assets at September 30, 2010 are comprised of a completed technology that has been obtained under a perpetual license. The asset is being amortized over its economic life, which has been determined to be 10 years. Accumulated amortization totaled $125,000 at December 31, 2009 and $188,000 at September 30, 2010. The amortization expense for the next 5 years is expected to approximate $85,000 annually.

Deferred offering costs

Costs directly associated with the Company’s proposed initial public offering of common stock, totaling $65,000 at December 31, 2009 and $1,484,000 at September 30, 2010 have been deferred. Upon completion of the offering, such costs will be recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders’ deficit. If a successful offering no longer appears probable, such costs will be expensed. At December 31, 2009 and September 30, 2010, a total of $65,000 and $306,000, respectively, were included in current liabilities.

Net Loss attributable to common stockholders per share

Basic net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period, determined using the treasury-stock method and the as if-converted method, for convertible securities, if inclusion of these is not antidilutive. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share.

BG Medicine, Inc. and Subsidiary

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

AS OF SEPTEMBER 30, 2010 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

The following table summarizes the computation of basic and diluted net loss per share applicable to common stockholders for the nine months ended September 30:

	2009	2010
	(in thousands, except share and per share data)
Net loss	$(11,900)	$(13,839)
Accretion of preferred stock	(727)	(769)

Net loss attributable to common stockholders	$(12,627)	$(14,608)

Weighted average number of shares — basic and diluted	2,925,131	2,963,626
Net loss per share attributable to common stockholders — basic and diluted	$(4.32)	$(4.93)

The following potential common shares were excluded from the computation of diluted net loss per share attributable to common stockholders because they had an antidilutive impact due to the losses reported:

	2009	2010
Options to purchase common stock	2,866,772	2,442,662
Warrants to purchase common stock	898,936	1,175,834
Warrants to purchase redeemable convertible preferred stock	55,381	55,381
Conversion of redeemable convertible preferred stock	9,541,931	9,541,931

Common shares to be issued upon conversion of the bridge notes (Note 6) have also been excluded from the computation due to the absence of an underlying share price. The impact on the loss per share and pro forma loss per share is not expected to be significant.

Pro forma basic and dilutive net loss per share was calculated assuming the conversion of redeemable convertible preferred stock as follows (unaudited):

Nine months ended September 30, 2010
(in thousands, except share and per share data)
Pro forma loss per share — basic and diluted
Numerator:
Net loss attributable to common stockholders	$(14,608)
Add: Accretion of redeemable convertible preferred stock	769

Pro-forma net loss	$(13,839)

Denominator:
Weighted-average shares outstanding used in computing per share amounts	2,963,626
Add: Adjustment to reflect assumed effect of conversion of redeemable convertible preferred stock	9,541,931

Pro forma weighted-average shares outstanding used in computing per share amounts	12,505,557

Pro forma net loss per share — basic and diluted	$(1.11)

BG Medicine, Inc. and Subsidiary

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

AS OF SEPTEMBER 30, 2010 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

3.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of accounts receivable, marketable securities, accounts payable, long-term debt and certain warrant instruments. The carrying amounts of accounts receivable and accounts payable are considered reasonable estimates of their fair value, due to the short maturity of these instruments. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and average maturities as the Company’s long-term debt, the fair value of long-term debt was not significantly different than the carrying value at September 30, 2010.

Accounting literature provides a fair value hierarchy, which classifies fair value measurements based on the inputs used in measuring fair value. These inputs include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table represents information about the assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and September 30, 2010:

Description	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2009
Assets:
Cash equivalents	$—	$7,739	$—	$7,739
Marketable securities	2,050	—	—	2,050
Liabilities:
Warrant liability	$—	$—	$471	$471

September 30, 2010
Assets:
Cash equivalents	$—	$621	$—	$621
Liabilities:
Warrant liability	$—	$—	$509	$509

The Company’s cash equivalents consist of money market funds recorded at fair value, which approximates cost. Marketable securities consist of commercial paper and other short-term debt securities. Fair value of the cash equivalents is measured based on quoted prices for similar assets. Fair value of the marketable securities is measured based on quoted prices for identical assets.

The fair value of the preferred and common stock warrants that are not deemed indexed to the Company’s own stock was determined using the Black-Scholes option pricing method. The assumptions included in the Black-Scholes model were as follows:

	Preferred stock		Common stock
	December 31, 2009	September 30, 2010	December 31, 2009	September 30, 2010
Risk-free interest rate	3.39%	1.91%	3.39%	1.91%
Expected dividend yield	0%	0%	0%	0%
Weighted-average remaining contractual term	8.18 years	7.43 years	7.27 years	6.52 years
Expected volatility	71%	66%	71%	65% – 66%
Fair value underlying shares of stock	$6.90	$7.38	$9.45	$10.67

BG Medicine, Inc. and Subsidiary

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

AS OF SEPTEMBER 30, 2010 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

The following table provides a roll-forward of the fair value of the warrant liability categorized with Level 3 inputs:

Warrant
(in thousands)
Balance — January 1, 2010	$471
Increase in fair value — recognized in operations as other expense	38

Balance — September 30, 2010	$509

The change in fair value of the warrants was primarily due to the passage of time and changes in the fair value of the equity instruments that underlie the warrants.

4.    STOCK-BASED COMPENSATION

The Company accounts for stock-based awards by recognizing compensation expense based on the fair value of such awards over the vesting period of the award.

An aggregate of 3,112,927 shares of common stock are authorized for grants under the 2001 Plan. Total shares of stock available for future grants were 521,098 at September 30, 2010, and all shares issued upon exercise are newly issued shares.

The weighted-average grant date fair value of options granted during the nine months ended September 30, 2010 was $6.08. The fair value of these awards was estimated using the Black-Scholes option-pricing model with the following assumptions:

Nine months ending September 30, 2010
Risk-free interest rate	2.37% – 3.09%
Expected dividend yield	0%
Expected life	4 – 6.25
Expected volatility	68% – 69%

Stock compensation costs have not been capitalized by the Company. Total stock compensation cost has been recognized in the statement of operations as follows:

	Nine months ending September 30,
	2009	2010
	(in thousands)
Research and development expense	$434	$375
Selling, general and administrative expense	1,315	1,363

Total stock compensation cost	$1,749	$1,738

BG Medicine, Inc. and Subsidiary

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

AS OF SEPTEMBER 30, 2010 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

The following table summarizes information about stock option activity during the nine months ended September 30, 2010:

	Number of shares	Weighted- average exercise price
Outstanding, January 1, 2010	2,854,547	$4.45
Granted	63,689	10.67
Exercised	(46,853)	0.90
Forfeited	(428,721)	6.27

Outstanding, September 30, 2010	2,442,662	$4.37

As of September 30, 2010, options for 1,693,535 shares at a weighted-average exercise price of $2.95 were vested and exercisable. Substantially all outstanding options are expected to vest. These options have a weighted-average remaining contractual term of 4.68 years. Compensation cost of approximately $3,009,400 was unrecognized for nonvested awards as of September 30, 2010. The weighted-average period over which such compensation is expected to be recognized is 2.31 years.

In January 2010, the Board of Directors authorized the Company to settle a portion of the 2009 employee bonus totaling $163,000 by issuing 28,280 fully vested employee stock options.

In August 2010, the board of directors approved the 2010 Employee, Director and Consultant Stock Plan, which will become effective upon completion of the proposed initial public offering. There will be 1,199,976 shares of our common stock authorized for issuance under this plan. In addition, the board of directors approved the 2010 Employee Stock Purchase Plan in August 2010, which will become effective upon the closing of the proposed initial public offering. The employee stock purchase plan provides the Company’s employees with an opportunity to purchase its common stock, and 119,997 shares of common stock have been reserved for issuance under the employee purchase plan. In addition, both plans contain an “evergreen provision” which allows for an increase on the first day of each fiscal year beginning with fiscal year 2012.

5.    WARRANTS

The following is a summary of all outstanding common stock warrants as of September 30, 2010:

Warrants outstanding	Weighted-average exercise price	Expiration date

14,018	$5.35	2012
626,133	$0.03	2015
88,772	$0.15	2016
3,870	$5.35	2017
166,143	$0.02	2018
276,898	$0.02	2020

1,175,834

At September 30, 2010, there are 5,738 warrants outstanding with an exercise price of $5.35 that are not considered indexed to the Company’s own stock due to price protection provisions. These warrants are accounted for as liabilities and are adjusted to fair value at each reporting date.

BG Medicine, Inc. and Subsidiary

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

AS OF SEPTEMBER 30, 2010 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

Warrants to purchase an aggregate of 92,305 shares of the Company’s Series D preferred stock with an exercise price of $6.50 per share were outstanding at December 31, 2009 and September 30, 2010. The warrants are exercisable through March 2018. Warrants for the purchase of shares that are puttable or mandatorily redeemable are liabilities regardless of the timing of the redemption feature of the stock or the redemption price. Given that the Series D preferred stock is contingently redeemable and is thereby effectively “puttable”, the warrants are classified as a liability and measured at fair value. Changes in the fair value of the warrants are recognized in the statement of operations.

6.    BRIDGE NOTES

On March 30, 2010, the Company entered into a securities purchase agreement with certain existing stockholders for the sale of up to $6.0 million of bridge notes and warrants to purchase the Company’s common stock, to be completed in three closings of up to $2.0 million each. The first closing, in which the Company sold $2.0 million of notes and warrants, occurred on March 30, 2010. The second closing, in which the Company sold $2.0 million of notes and warrants, occurred on September 27, 2010. Subsequent closings will occur upon the approval of 2/3 of the board of directors of the Company, which must also include a majority vote of the disinterested directors. The bridge notes bear interest at 12% annually and are due at any time upon the earliest of (i) demand by holders of 66 2/3% of the aggregate principal amount outstanding under the notes, (ii) the occurrence of a liquidation event, (iii) acceleration due to the occurrence of an event of default, or (iv) March 29, 2011. The notes and accrued interest automatically convert upon the closing of a qualified financing into the securities that are offered in such qualified financing. A qualified financing is defined in the securities purchase agreement as a transaction in which the Company issues equity securities to new investors for gross proceeds of at least $10.0 million. In the event of a sale of the Company that occurs prior to redemption or conversion, the holders of the notes are entitled to receive an amount equal to the accrued interest plus five times the then outstanding principal balance of the notes. The Company’s ability to issue notes pursuant to the securities purchase agreement terminates upon the earlier of (i) the closing of a qualified financing, (ii) March 30, 2011, or (iii) the occurrence of a liquidation event.

Warrants to purchase common stock with an exercise price of $0.02 per share were issued in connection with the bridge notes. The warrants are exercisable at any date subsequent to the date that is the earlier of (i) the closing of a qualified financing, (ii) the occurrence of a liquidation event, or (iii) March 30, 2011. The warrants expire ten years from the date of issuance. As of September 30, 2010, warrants to purchase 276,898 common shares have been issued. The warrants were valued using the Black-Scholes option pricing model using the following assumptions: fair value of the underlying common stock of $10.67 per share; volatility of 68-71%; no dividend yield; weighted average risk-free interest rate of 3.21%; and an expected life of ten years. The relative fair value of the warrants, aggregating $1,697,000, was recorded as interest expense immediately in the nine months ended September 30, 2010 as the debt is due on demand.

The Company is required to assess whether there is any intrinsic value in the conversion feature at the commitment date. The commitment date was determined to be March 30, 2010. The difference between the effective conversion price and the fair value of the securities into which the debt is convertible at the commitment date results in a contingent beneficial conversion feature. The beneficial conversion feature, if any, will be recognized as interest expense prior to the conversion that will occur prior to the closing of a qualified financing.

In the event of subsequent closings in which the holders of the notes and warrants default on their respective commitments to fund the subsequent closings in the amounts determined in accordance with

BG Medicine, Inc. and Subsidiary

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

AS OF SEPTEMBER 30, 2010 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

the securities purchase agreement, the notes and warrants held by that holder will be immediately terminated and the Company will be released from all obligations under the notes and warrants to those holders who have defaulted.

7.    SUBSEQUENT EVENTS

In preparing the accompanying financial statements and related disclosures, the Company has evaluated subsequent events through the date of issuance of these financial statements, which is November 22, 2010.

Bridge notes

On November 4, 2010, the Company received $2.0 million of additional proceeds through its existing securities purchase agreement executed on March 30, 2010 (Note 6). In connection with the third closing of the convertible note financing, the Company issued additional warrants to purchase 138,449 shares of its common stock at an exercise price of $0.02 per share. The fair value of the warrants, estimated to be approximately $1.0 million, will be recognized as interest expense at the date of issuance of the bridge notes.

Tax incentive

In July 2010, the Company applied to the Internal Revenue Service for a one-time tax incentive being offered by the U.S. Government, the Qualifying Therapeutic Discovery Project (“QTDP”) program. In letters dated October 29, 2010, the Company was notified that the Company was awarded $489,000 under the QTDP program for qualified past expenditures related to the Company’s development efforts related to the galectin-3 and AMIPredict diagnostic tests. The Company expects to receive the funds from the QTDP program during the fourth quarter of 2010.

Through and including                     , 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All of the amounts are estimated except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Amount to be paid
SEC registration fee	$6,150
NASDAQ Global Market listing fee	125,000
FINRA filing fee	9,125
Printing and mailing	150,000
Legal fees and expenses	1,400,000
Accounting fees and expenses	500,000
Blue sky fees and expenses	20,000
Transfer agent and registrar	3,500
Miscellaneous	100,000

Total	$2,313,775

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our restated certificate of incorporation and restated bylaws that will be effective upon completion of the offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be

Part II

provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article NINTH of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

➢	from any breach of the director’s duty of loyalty to us or our stockholders;

➢	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

➢	under Section 174 of the Delaware General Corporation Law; and

➢	from any transaction from which the director derived an improper personal benefit.

The foregoing discussion of our certificate of incorporation, bylaws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, bylaws, indemnification agreements, or law.

Reference is made to Item 17 of our undertakings with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed. The following gives effect to a 1-for-1.6667 reverse split of our common stock to be effected prior to the effectiveness of the registration statement.

(a) Issuances of securities

No underwriters were involved in the sales of securities described below. All purchasers of shares of convertible preferred stock, convertible notes and warrants described below represented to us in connection with their purchase that they were accredited investors and were acquiring the shares and notes for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(i) Original issuances of preferred stock, common stock, convertible promissory notes and warrants.

1.	On May 18, 2007, we issued 1,369,863 shares of our Series C redeemable convertible preferred stock to Humana for $3.65 per share, for aggregate gross proceeds of $5,000,000. Upon the closing of this offering, these shares will be converted into 400,045 shares of our common stock.

2.	On July 13, 2007, we issued 9,481 shares of our common stock to General Electric Capital Corporation upon the net exercise of a warrant originally issued for 14,952 shares at an exercise price of $5.35 per share.

Part II

3.	On November 4, 2007, we issued 16,009 shares of our common stock to Oxford Finance Corporation upon the net exercise of a warrant originally issued for 24,531 shares at an exercise price of $5.35 per share.

4.	On November 9, 2007, we issued to Silicon Valley Bank a warrant to purchase 15,364 shares of our common stock at an exercise price of 13.02 per share. Pursuant to the terms of this warrant, as a result of our additional draw down under our credit facility with Silicon Valley Bank, we issued an additional warrant to purchase 7,682 shares of our common stock at an exercise price of 13.02 per share. As a result of our Series D redeemable convertible preferred stock financing in July 2008, these warrants were converted into warrants to purchase an aggregate of 46,153 shares of Series D redeemable convertible preferred stock at an exercise price of $6.50 per share. Upon the closing of this offering, these warrants will be converted into warrants to purchase 27,961 shares of our common stock at an exercise price of $10.83 per share.

5.	On November 14, 2007, we issued 11,747 shares of our common stock to Oxford Finance Corporation upon the net exercise of a warrant originally issued for 14,945 shares at an exercise price of $5.35 per share.

6.	During the period December 2007 to March 2008, we issued to Flagship Ventures and its affiliates, Gilde Europe Food & Agribusiness Fund B.V. and Stelios Papadopoulos an aggregate principal amount of $4,000,000 in convertible promissory notes. In connection with the issuance of these notes, we issued warrants to purchase 110,760 shares of our common stock at an exercise price of $0.02 per share that expire 10 years from the issue date. In July 2008, the holders of these convertible notes converted them into an aggregate of 640,511 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share. Upon the closing of this offering, these shares will be converted into 384,298 shares of our common stock.

7.	On March 28, 2008, we issued to Silicon Valley Bank a warrant to purchase 11,523 shares of our common stock at an exercise price of $13.02 per share. Pursuant to the terms of the warrant, on June 30, 2008, we issued an additional warrant to purchase 11,523 shares of our common stock at an exercise price of $13.02 per share. As a result of our Series D redeemable convertible preferred stock financing in July 2008, these warrants were converted into warrants to purchase an aggregate of 46,152 shares of Series D redeemable convertible preferred stock at an exercise price of $6.50 per share. Upon the closing of this offering, these warrants will be converted into warrants to purchase 27,960 shares of our common stock at an exercise price of $10.83 per share.

8.	On June 23, 2008, we issued to Humana Inc. a convertible promissory note with a principal amount of $2,000,000. In connection with the issuance of these notes, we issued a warrant to purchase 55,383 shares of our common stock at an exercise price of $0.02 per share that expires 10 years from the issue date. In July 2008, Humana Inc. converted its convertible promissory note into 309,209 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share. Upon the closing of this offering, these shares will be converted into 185,521 shares of our common stock.

9.	In July 2008, we issued an aggregate of 6,153,846 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share for aggregate gross proceeds of approximately $40.0 million to our principal stockholders, Flagship Ventures and its affiliates; Gilde Europe Food & Agribusiness Fund B.V.; Legg Mason Capital Management; General Electric Pension Trust; SMALLCAP World Fund, Inc.; Humana Inc.; and one of our directors, Stelios Papadopoulos, and certain other stockholders. The gross proceeds and the shares issued in this offering include the proceeds from the shares issued upon conversion of the convertible notes described above in Items 6 and 8.

Part II

10.	On September 28, 2009, we issued 4,535 shares of our common stock to General Electric Capital Corporation upon the net exercise of a warrant originally issued for 15,817 shares at an exercise price of 5.35 per share.

11.	On March 30, 2010 and April 1, 2010, we issued $2.0 million in bridge notes, of which an aggregate of $666,600 have been issued to eight entities affiliated with Flagship (including AGTC Advisors Fund, L.P., Applied Genomic Technology Capital Fund, L. P., NewcoGen—Élan LLC, NewcoGen—Long Reign Holding LLC, NewcoGen—PE LLC, NewcoGen Equity Investors LLC, NewcoGen Group LLC and ST NewcoGen LLC), $333,400 have been issued to Gilde, $166,600 have been issued to Humana, $83,400 have been issued to Dr. Papadopoulos and $250,000 have been issued to each of Legg Mason, GE and SMALLCAP. The unpaid principal amount of the bridge notes will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon, by the initial public offering price. Assuming an initial public offering price of $ per share, which is the mid-point of the price range on the cover page of this prospectus, the $2.0 million in principal amount of the outstanding bridge notes will convert into approximately shares of our common stock. In connection with the issuance of the bridge notes, on March 30, 2010 and April 1, 2010, we issued warrants to purchase an aggregate 138,449 shares of our common stock. The warrants will be exercisable at an exercise price of $0.02 per share and are exercisable for 10 years from the date of issuance. Of the total number, warrants to purchase an aggregate of 46,142 shares of our common stock have been issued to eight entities affiliated with Flagship, warrants to purchase 23,080 shares of our common stock have been issued to Gilde, warrants to purchase 11,533 shares of our common stock have been issued to Humana, warrants to purchase 5,773 shares of our common stock have been issued to Dr. Papadopoulos and warrants to purchase 17,307 shares of our common stock have been issued to each of Legg Mason, GE and SMALLCAP.

12.	On September 27, 2010, we issued $2.0 million in bridge notes to the same entities, in the same dollar amounts and on the same terms as those set forth in Item 11 above. In connection with the issuance of the bridge notes, on September 27, 2010, we issued warrants to the same entities, in the same share amounts and on the same terms as those set forth in Item 11 above.

13.	On November 4, 2010, we issued $2.0 million in bridge notes to the same entities, in the same dollar amounts and on the same terms as those set forth in Item 11 above. In connection with the issuance of the bridge notes, on November 4, 2010, we issued warrants to the same entities, in the same share amounts and on the same terms as those set forth in Item 11 above.

The securities described in this section (a)(i) of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act or Rule 506 of Regulation D promulgated thereunder, relative to sales by an issuer not involving any public offering.

(ii) Conversion of convertible promissory notes.

See the discussion of the conversion of convertible promissory notes in section (a)(i) of Item 15.

The securities described in this section (a)(ii) of Item 15 were issued to a combination of foreign and United States investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 3(a)(9) under the Securities Act, relative to an exchange of securities by an issuer with its existing security holders where no commission or other remuneration is paid for soliciting the exchange.

Part II

(b) Stock option grants

Since January 1, 2007, we have granted options to certain of our employees, directors and consultants to purchase an aggregate of 2,046,842 shares of common stock as of September 30, 2010. As of September 30, 2010, options to purchase 149,111 shares of common stock had been exercised, options to purchase 2,063,042 shares of common stock had been cancelled, and options to purchase 2,442,662 shares of common stock remained outstanding at a weighted-average exercise price of $4.37 per share.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 701 promulgated thereunder. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

The foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

All other schedules have been omitted because they are not applicable.

Financial statement schedules

All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part II

(c)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Waltham, Massachusetts, on November 22, 2010.

BG MEDICINE, INC.

By:	/s/ PIETER MUNTENDAM, M.D.
Pieter Muntendam, M.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ PIETER MUNTENDAM, M.D. Pieter Muntendam, M.D.	President, Chief Executive Officer and Director (principal executive officer)	November 22, 2010

/S/ MICHAEL W. ROGERS Michael W. Rogers	Executive Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	November 22, 2010

* Noubar B. Afeyan, Ph.D.	Chairman of the Board of Directors	November 22, 2010

* Harrison M. Bains	Director	November 22, 2010

* Stéphane Bancel	Director	November 22, 2010

* Timothy Harris, Ph.D., D.Sc.	Director	November 22, 2010

* Stelios Papadopoulos, Ph.D.	Vice Chairman of the Board of Directors	November 22, 2010

* Pieter van der Meer, M.Sc.	Director	November 22, 2010

* By:	/S/ PIETER MUNTENDAM, M.D.	November 22, 2010
Pieter Muntendam, M.D.
Attorney-in-fact

Exhibit index

Exhibit number	Description of exhibit
1.1*	Form of Underwriting Agreement.

3.1.1#	Restated Certificate of Incorporation of the Registrant.

3.1.2#	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant.

3.1.3*	Certificate of Amendment to the Restated Certificate of Incorporation, as amended, of the Registrant, to effect the reverse stock split.

3.2#	Form of Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.

3.3#	Bylaws of the Registrant.

3.4#	Form of Restated Bylaws of the Registrant to be effective upon completion of this offering.

4.1	Form of Common Stock Certificate.

4.2#	Fourth Amended and Restated Investor Rights Agreement, dated as of July 10, 2008.

4.3#	Common Stock Warrant issued to Boston University School of Medicine, dated April 30, 2002.

4.4#	Form of Common Stock Warrant issued to General Electric Capital Corporation.

4.5#	Form of Common Stock Bridge Financing Warrant, together with a schedule of warrant holders.

4.6#	Warrant issued to Silicon Valley Bank, dated November 9, 2007.

4.7#	Warrant issued to Silicon Valley Bank, dated March 28, 2008.

4.8#	Form of 2010 Common Stock Bridge Warrant, together with a schedule of warrant holders.

4.9#	Securities Purchase Agreement, dated as of March 30, 2010.

4.10#	Form of Convertible Promissory Note, together with a schedule of note holders.

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.

Lease Agreements

10.1#	Second Amendment to Lease, Sublease, and Assignment, Assumption and Amendment of Sublease by and between the Registrant and 610 Lincoln LLC, dated as of May 19, 2009.

10.2#	Sublease Agreement by and between the Registrant and GPC Biotech, dated as of April 14, 2005, as amended.

Loan Agreements

10.3#	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated as of November 9, 2007.

10.3.1#+	First Loan Modification Agreement by and between the Registrant and Silicon Valley Bank, dated as of March 28, 2008.

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Exhibit index

Exhibit number	Description of exhibit

10.3.2#	Second Loan Modification Agreement by and between the Registrant and Silicon Valley Bank, dated as of June 30, 2008.

10.3.3#+	Third Loan Modification Agreement by and between the Registrant and Silicon Valley Bank, dated as of November 26, 2008.

Agreements with Respect to Collaborations, Licenses, Research and Development

10.4#+	License and Distribution Agreement by and between the Registrant and Abbott Laboratories, dated as of November 11, 2009.

10.4.1#+	First Amendment to License and Distribution Agreement by and between the Registrant and Abbott Laboratories, dated as of February 3, 2010.

10.5#+	Product License and Collaboration Agreement, Licensing Addendum No. 1 and Licensing Addendum No. 2 by and between the Registrant and ACS Biomarker B.V.i.o., dated as of May 4, 2007.

10.6#+	Strategic Agreement by and between the Registrant and Humana Inc., dated as of May 25, 2007, as amended May 12, 2008 and August 12, 2009.

10.7#+	Research and Collaboration Agreement by and between the Registrant and Merck Sharp & Dehme Corp., dated as of January 20, 2010.

10.8#+	Participation Agreement by and between the Registrant and Philips Medical Systems Nederland B.V., dated as of December 22, 2006.

10.9#+	Participation Agreement by and between the Registrant and AstraZeneca AB, dated as of November 24, 2006, as amended.

10.10#+	Participation Agreement by and between the Registrant and Merck & Co., Inc., dated as of July 28, 2006, as amended.

10.11#+	Participation Agreement by and between the Registrant and Abbott Laboratories, dated as of March 28, 2008.

10.12#	Participation Agreement by and between the Registrant and Takeda Pharmaceutical Company Limited, dated as of March 31, 2008.

10.13#+	Supply Agreement by and between the Registrant and Corgenix Medical Corporation, dated as of March 20, 2009.

10.14#+	License and Supply Agreement by and between the Registrant and Laboratory Corporation of America Holdings, dated as of May 13, 2010.

10.15#+	License and Distribution Agreement by and between the Registrant and Inverness Medical Innovations, Inc. (predecessor to Alere Inc.), dated as of March 19, 2010.

10.16#+	License and Distribution Agreement by and between the Registrant and bioMérieux SA, dated as of May 29, 2010.

Agreements with Executive Officers

10.17#@	Letter Agreement by and between the Registrant and Pieter Muntendam, dated as of November 29, 2004 (previously filed as Exhibit 10.7).

10.18#@	Letter Agreement by and between the Registrant and Michael Rogers, dated as of June 30, 2009 (previously filed as Exhibit 10.8).

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Exhibit index

Exhibit number	Description of exhibit

10.19#@	Letter Agreement by and between the Registrant and Neal Gordon, dated as of December 17, 2008 (previously filed as Exhibit 10.9).

10.20#@	Letter Agreement by and between the Registrant and Wayne K. Shephard, dated as of May 12, 2009, as amended May 24, 2010.

10.21#@	Amended and Restated Change of Control Cash Severance Agreement by and between the Registrant and Pieter Muntendam, dated as of August 1, 2007 (previously filed as Exhibit 10.11).

10.22#@	Amended and Restated Change of Control Cash Severance Agreement by and between the Registrant and Neal Gordon, dated as of December 22, 2008 (previously filed as Exhibit 10.12).
10.23#@	Amended and Restated Cash Severance Agreement by and between the Registrant and Aram Adourian, dated as of August 1, 2007.

10.24#@	Amended and Restated Cash Severance Agreement by and between the Registrant and Anastasia Rader, dated as of August 1, 2007.

10.25#@	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers (previously filed as Exhibit 10.21).

Equity Compensation Plans

10.26#@	2001 Stock Option and Incentive Plan, as amended (previously filed as Exhibit 10.15).

10.27#@	Form of Incentive Stock Option Agreement under the 2001 Stock Option and Incentive Plan (previously filed as Exhibit 10.16).

10.28#@	Form of Non-Qualified Stock Option Agreement under the 2001 Stock Option and Incentive Plan (previously filed as Exhibit 10.17).

10.29#@	2010 Employee, Director and Consultant Stock Plan (previously filed as Exhibit 10.25).

10.30#@	Form of Stock Option Agreement under the 2010 Employee, Director and Consultant Stock Plan (previously filed as Exhibit 10.26).

10.31#@	Form of Restricted Stock Agreement under the 2010 Employee, Director and Consultant Stock Plan (previously filed as Exhibit 10.27).

10.32#@	2010 Employee Stock Purchase Plan (previously filed as Exhibit 10.28).

10.33#@	Non-Employee Director Compensation Policy (previously filed as Exhibit 10.29).

21#	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).

23.3#	Consent of Kalorama Information.

24.1#	Powers of Attorney (see signature page to initial filing).

*	To be filed by amendment.

#	Previously filed.

+	Confidential treatment has been requested for portions of this exhibit.

@	Denotes management compensation plan or contract.

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